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As filed with the Securities and Exchange Commission on December 20, 2004

Registration No. 333-

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM S-1
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

PANAMSAT HOLDING CORPORATION
(Exact Name of Registrant as Specified in its Charter)

Delaware (State or Other Jurisdiction of Incorporation or Organization)	4899 (Primary Standard Industrial Classification Code Number)	20-1728720 (I.R.S. Employer Identification Number)

20 Westport Road Wilton, Connecticut 06897 (203) 210-8000 (Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant's Principal Executive Offices)

James W. Cuminale, Esq.
Executive Vice President—Corporate Development,
General Counsel and Secretary
PanAmSat Holding Corporation
20 Westport Road
Wilton, Connecticut 06897
(203) 210-8000
(Name, Address, Including Zip Code, and Telephone Number,
Including Area Code, of Agent For Service)

With copies to:
Marni J. Lerner, Esq. Joseph H. Kaufman, Esq. Simpson Thacher & Bartlett LLP 425 Lexington Avenue New York, New York 10017 (212) 455-2000	W. Clayton Johnson, Esq. Cravath, Swaine & Moore LLP Worldwide Plaza 825 Eighth Avenue New York, New York 10019 (212) 474-1000

        Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.

        If the securities being registered on this form are being offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☐

        If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐

        If delivery of the prospectus is expected to be made pursuant to Rule 434 under the Securities Act, please check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of Each Class Of Securities To Be Registered	Amount To Be Registered	Proposed Maximum Offering Price Per Unit	Proposed Maximum Aggregate Offering Price(1)	Amount of Registration Fee

Common Stock, par value $0.01 per share	—	—	$1,120,000,000	$131,824.00

(1)
Estimated solely for the purpose of calculating the amount of the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended (the "Securities Act").

        The registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933, or until this registration statement shall become effective on such date as the Securities and Exchange Commission, acting pursuant to said Section 8(a), may determine.

The information in this preliminary prospectus is not complete and may be changed. We may not sell these securities until the registration statement filed with the Securities and Exchange Commission is effective. This preliminary prospectus is not an offer to sell these securities and it is not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion. Dated December 20, 2004.

                    Shares

Common Stock

        This is the initial public offering of our common stock. All of the            shares of common stock are being sold by us. The estimated initial public offering price is between $            and $            per share.

        Prior to this offering, there has been no public market for the common stock. We intend to list the common stock on the New York Stock Exchange or NASDAQ National Market under the symbol "    ".

        Investing in our common stock involves risks. See "Risk Factors" beginning on page 16 to read about factors you should consider before buying shares of our common stock.

        Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or passed upon the accuracy or adequacy of this prospectus. Any representation to the contrary is a criminal offense.

	Initial public offering price	Underwriting Discount	Proceeds, before expenses, to PanAmSat Holding Corporation
Per Share	$	$	$
Total	$	$	$

        We have granted the underwriters an option to purchase up to an additional                  shares from us to cover over-allotments at the initial public offering price less underwriting discounts and commissions.

        The underwriters expect to deliver the shares to purchasers on            , 2005.

Morgan Stanley	Citigroup	Merrill Lynch & Co.

The date of this prospectus is            , 2005.

PanAmSat

PanAmSat's Global Satellite Network

PAS-2
PAS-8
169° EL
166° EL
180°
¹Galaxy 15
Galaxy 1R
Galaxy 13/Horizons 1
¹Galaxy 14
Galaxy 12
Galaxy 5
HGS-5
Galaxy 10R
Galaxy 3R
Galaxy 4R
¹Galaxy 17
Galaxy 3C
Galaxy 9
Galaxy 11
133° WL
133° WL
127° WL
125° WL
125° WL
125° WL
123° WL
111.1° WL
99° WL
99° WL
95° WL
91° WL
91° WL
90° WL
74° WL
SBS-6
58° WL
PAS-9
45° WL
43° WL
43° WL
PAS-1R
PAS-6B
PAS-3
0°
26° EL
38° EL
PAS-5
HGS-3
100° EL
90° EL
Leasat F5
72° EL
68.5° EL
68.5° EL
PAS-4
PAS-7
PAS-10

[1] To be launched in first quarter 2005.
[2] To be launched in second quarter 2005.
[3] To be launched in 2006.

        You should rely only on information contained in this prospectus. We have not authorized anyone to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this propectus.

        Until                    , 2005 (25 days after the commencement of this offering), all dealers that buy, sell or trade shares of our common stock, whether or not participating in this offering, may be required to deliver a prospectus. This delivery requirement is in addition to the obligation of dealers to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

        For investors outside the United States: Neither we nor any of the underwriters have done anything that would permit this offering or possession or distribution of this prospectus in any jurisdiction where action for that purpose is required, other than in the United States. You are required to inform yourselves about and to observe any restrictions relating to this offering and the distribution of this prospectus.

i

SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS

        This prospectus contains certain forward-looking statements, including, without limitation, statements concerning the conditions in our industry, our operations, our economic performance and financial condition, including, in particular, statements relating to our business and growth strategy and service development efforts. The words "may", "might", "will", "should", "estimate", "project", "plan", "anticipate", "expect", "intend", "outlook", "believe" and other similar expressions are intended to identify forward-looking statements and information. You are cautioned not to place undue reliance on these forward-looking statements, which speak only as of their dates. These forward-looking statements are based on estimates and assumptions by our management that, although we believe to be reasonable, are inherently uncertain and subject to a number of risks and uncertainties. These risks and uncertainties include, without limitation, those identified under "Risk Factors" and elsewhere in this prospectus.

        The following list represents some, but not necessarily all, of the factors that could cause actual results to differ from historical results or those anticipated or predicted by these forward-looking statements:

  •
  the ability of our subsidiaries to make distributions to us in amounts sufficient to make dividend payments to our stockholders in accordance with our dividend policy;

  •
  risks associated with operating our in-orbit satellites;

  •
  satellite launch failures, satellite launch and construction delays and in-orbit failures or reduced performance;

  •
  our ability to obtain new or renewal satellite insurance policies on commercially reasonable terms or at all;

  •
  possible future losses on satellites that are not adequately covered by insurance;

  •
  domestic and international government regulation;

  •
  changes in our contracted backlog or expected contracted backlog for future services;

  •
  pricing pressure and overcapacity in the markets in which we compete;

  •
  inadequate access to capital markets;

  •
  competition;

  •
  customer defaults on their obligations owed to us;

  •
  our international operations and other uncertainties associated with doing business internationally;

  •
  our high level of indebtedness;

  •
  litigation; and

  •
  the other factors discussed in more detail under "Risk Factors".

        We caution you that the foregoing list of important factors is not exclusive. In light of these risks and uncertainties, the matters referred to in the forward-looking statements contained in this prospectus may not in fact occur. We undertake no obligation to publicly update or revise any forward-looking statement as a result of new information, future events or otherwise, except as otherwise required by law.

ii

INDUSTRY AND MARKET DATA

        We obtained the industry, market and competitive position data used throughout this prospectus from our own internal estimates and research as well as from industry and general publications and research, surveys and studies conducted by third parties.

AVAILABLE INFORMATION

        PanAmSat Holding Corporation has filed with the Securities and Exchange Commission, or SEC, a registration statement on Form S-1 under the Securities Act with respect to the issuance of shares of its common stock being offered hereby. This prospectus, which forms a part of the registration statement, does not contain all of the information set forth in the registration statement. For further information with respect to us and the shares of PanAmSat Holding Corporation's common stock, reference is made to the registration statement. Statements contained in this prospectus as to the contents of any contract or other document are not necessarily complete, and, where such contract or other document is an exhibit to the registration statement, each such statement is qualified by the provisions in such exhibit, to which reference is hereby made.

        PanAmSat Holding Corporation is not currently subject to the informational requirements of the Securities Exchange Act of 1934, as amended, or the Exchange Act. On December 17, 2004, PanAmSat Holding Corporation filed a registration statement with the SEC on Form S-4 under the Securities Act with respect to its 10 3/8% senior discount exchange notes due 2014 offered in exchange for all outstanding restricted 10 3/8% senior discount notes due 2014. As a result of the offering of the 10 3/8% senior discount exchange notes and this offering of the shares of common stock, PanAmSat Holding Corporation will be subject to the informational requirements of the Exchange Act, and, in accordance therewith, will file annual, quarterly and current reports and other information with the SEC. You may read and copy any document we file at the SEC's public reference rooms in Washington, D.C., New York, New York and Chicago, Illinois. Please call the SEC at 1-888-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public from the SEC's website at www.sec.gov or from our website at www.panamsat.com. However, neither the information we file with the SEC nor the information on our website constitutes a part of this prospectus.

iii

SUMMARY

        This summary highlights information appearing elsewhere in this prospectus. This summary does not contain all of the information that you should consider before purchasing any shares of our common stock. You should read the entire prospectus carefully. This prospectus contains forward-looking statements, which involve risks and uncertainties. Our actual results could differ materially from those anticipated in these forward-looking statements as a result of certain factors, including those set forth in "Risk Factors" and elsewhere in this prospectus. Unless otherwise indicated, financial information identified in this prospectus as pro forma gives effect to the consummation of the Recapitalization, the Contribution and the Offering (each as defined below) in the manner described under "Unaudited Pro Forma Condensed Consolidated Financial Information". In this prospectus, unless the context otherwise requires or it is otherwise indicated, all references to (1) "the Issuer" refer to PanAmSat Holding Corporation and not its subsidiaries, (2) "PanAmSat" refer to PanAmSat Corporation and not its subsidiaries, (3) "we", "us" and "our" refer to the Issuer and its subsidiaries, including PanAmSat, (4) "The DIRECTV Group" refer to The DIRECTV Group, Inc., a company formerly known as Hughes Electronics Corporation, and (5) "News Corporation" refer to The News Corporation Limited.

PanAmSat Holding Corporation

Overview

        We are a leading global provider of video, corporate, Internet, voice and government communications services with a large and modern fleet of 24 in-orbit satellites. We lease transponder capacity on our satellites to a variety of customers, including: cable television systems, television broadcasters, direct-to-home, or DTH, television systems, Internet service providers, or ISPs, telecommunications companies, governments and other corporations. The services that we provide to our customers are generally mission critical and our key customer relationships have been built over many years. Our customers include some of the world's leading media and communications companies, such as Time Warner, Inc. (which includes Home Box Office, Turner Broadcasting System and CNN), the BBC, News Corporation (which includes the Fox family of channels and The DIRECTV Group), Sony, Viacom (which includes MTV and Nickelodeon), China Central Television, Doordarshan (India), Comcast and The Walt Disney Company (which includes ABC and ESPN), as well as civilian and military government agencies and contractors. Through our satellite-based video distribution business, we believe we distribute more television channels over our network than any other company in the world.

        We operate in the fixed satellite services, or FSS, segment, the most mature segment of the satellite communications business, historically characterized by steady and predictable revenue streams, strong cash flows from operations and substantial contracted backlog. In 2003, the FSS industry generated revenues of approximately $6.6 billion according to Euroconsult. As of September 30, 2004, we had approximately $5.13 billion in contracted backlog.

        We believe the FSS industry will benefit from, among other things, the increased transmission of high definition television, or HDTV, signals and the increased reliance by governments on commercial satellite capacity for civilian and military applications. We believe that the capability of satellites to provide broad geographic coverage coupled with the capabilities of very small aperture terminal, or VSAT, technology will be a source of growth in international markets where terrestrial networks are not well developed.

        Our in-orbit fleet, which includes three in-orbit backup satellites, is one of the world's largest commercial geostationary earth orbit, or GEO, satellite networks, capable of reaching over 98% of the world's population. We are one of only a few companies worldwide capable of servicing a global footprint through a fleet of owned satellites. We have one of the most sophisticated ground infrastructure networks available to support the needs of our customers. We have seven technical facilities in the United States, which provide transmission, monitoring and control services for operating our fleet and transmission and other services for our customers. We lease such services outside of the United States to support the remainder of our worldwide satellite fleet. For the period from 2000 to 2003, our customer circuit reliability was 99.999994%.

        On August 20, 2004, affiliates of Kohlberg Kravis Roberts & Co. L.P., or KKR, The Carlyle Group, or Carlyle, and Providence Equity Partners, Inc., or Providence, completed a series of transactions resulting in an entity affiliated with KKR owning approximately 44% of PanAmSat's outstanding common stock and entities affiliated with Carlyle and Providence each owning approximately 27% of PanAmSat's common stock, with the remainder held by certain members of management and our board of directors. We collectively refer to KKR, Carlyle and Providence as the "Sponsors" in this prospectus.

        The Issuer is a recently formed Delaware corporation that is owned by the Sponsors and certain members of management and our board of directors. On October 8, 2004, these stockholders contributed all of PanAmSat's common stock held by them to the Issuer in exchange for a pro rata share of the Issuer's common stock. The Issuer does not have, apart from its ownership of PanAmSat, any independent operations.

Our Services

        Our operations are comprised of two segments, FSS and government services. We refer to our government services segment as "G2" in this prospectus.

Fixed Satellite Services segment

        Our FSS segment is comprised of the following:

        Video services.    We provide satellite transponder capacity and other satellite and terrestrial services for the transmission of entertainment, news, sports and educational programming for over 300 content providers worldwide. Our video services are comprised of four categories:

  •
  Video distribution services—full-time transmission of television programming to cable systems, network affiliates and other redistribution systems;

  •
  DTH television services—full-time transmission of multiple television channels for household reception;

  •
  Full-time contribution services—transmission of news, sports and entertainment segments to cable and broadcast centers around the world; and

  •
  Occasional use services—short-term satellite services that we provide to broadcasters when they need on-the-scene coverage of sporting events and breaking news.

        Network services.    We provide satellite transponder capacity and other satellite and terrestrial network services to telecommunications carriers, multinational corporations and network service providers for relaying voice, video and data communications globally. Our network services are comprised of three categories:

  •
  Private business network services—satellite capacity that we provide for secure, high speed corporate data networks, such as VSATs, used in a variety of business functions;

  •
  Internet services—satellite capacity that we provide to ISPs for high data rate Internet connections and point-to-multipoint content distribution; and

  •
  Carrier services—satellite capacity that we provide to telecommunications carriers for voice, video or data communications networks for businesses and other users.

        TT&C and other services.    In addition to the telemetry, tracking and control, or TT&C, services we perform for many of our satellites, we also provide TT&C services for satellites owned by other satellite operators. TT&C services include monitoring and maintaining the proper orbital location and orientation of a satellite, monitoring on-board systems, adjusting transponder levels and remotely bringing backup systems on-line in the event of a subsystem failure. Our other services include in-orbit backup service, which is backup transponder capacity that we make available to certain customers. Our FSS segment also provides our G2 segment with certain of its satellite capacity requirements.

Government Services segment

        Our G2 segment provides global satellite and related telecommunications services to the U.S. government, international government entities and their contractors. Through our G2 segment we provide a "one-stop shopping" resource for government customers to obtain satellite bandwidth, ground terminals and related services, either as stand-alone components or as a complete, end-to-end service offering. We offer transponder capacity on our satellites as well as other mobile and fixed satellite systems.

        We currently serve more than 100 military and government agencies and contractors worldwide, directly or as a sub-contractor, including the Army Corps of Engineers, The Boeing Company, the Federal Aviation Administration, the Federal Bureau of Investigation, NASA, the Government of Australia, Raytheon Company, the Transportation Security Administration and the U.S. Air Force, Army, Navy and Marine Corps.

Our Strengths

        Our business is characterized by the following key strengths:

Strong cash flow generation

        Historically, we have been able to generate significant cash flows from our operating activities due to our stable and predictable revenues, high operating margins and prudent management of operating expenses as well as capital costs.

Substantial contracted backlog resulting from long-term contracts

        As of September 30, 2004, we had contracted backlog for future services of approximately $5.13 billion, of which approximately $193 million was contracted for receipt in the remaining three months of 2004. Contracted backlog represents the actual dollar amount (without discounting for present value) of the expected future cash payments to be received from customers under all long-term contractual agreements, including operating leases, sales-type leases and related service agreements. Of this amount, approximately $4.21 billion relates to contracts for our video distribution services, which are typically long-term and may extend to the end of life of the satellite or beyond to a replacement satellite. These contracts also are generally non-cancelable, with early termination or cancellation by the customer resulting in a significant cash obligation payable to us. Our contracted backlog as of September 30, 2004 included approximately $1.30 billion relating to future services on satellites to be launched or placed in service.

Premier customer base and long-standing relationships

        Through our commitment to superior customer service and our global reach, we have built a premier customer base for our video and network services. Some of the customers with whom we have long-standing relationships include Time Warner Inc., Viacom, News Corporation, The Walt Disney Company and Hughes Network Systems, Inc., or HNS.

Leading North American video franchise

        Over the past 20 years, we have established ourselves as a leading transmission platform for the distribution of video programming to cable systems in North America, reaching all cable head-ends and cable households in the United States. Through a combination of our long-standing relationships with customers, key North American orbital slots and leading "anchor tenant" cable channels, we have been successful in creating "cable neighborhoods". These cable neighborhoods are a powerful tool in attracting and retaining customers and create high barriers to entry for competitors because ground infrastructures are specifically designed to receive information from our satellites, making switching costs significant.

High barriers to entry

        There are a number of regulatory, economic and other barriers to entry in our industry that help to preserve our position as one of the world's leading satellite service providers. One of the most significant barriers to entry is the need to obtain operating rights to an orbital slot, a costly and time-consuming process. Most of the commercially useful GEO slots are either currently in use or already subject to filings for use. Once the use of particular frequencies at an orbital slot has been licensed and coordinated, it is protected against interference from other operations at the same or adjacent slots. Even with access to orbital slots, significant time and expense is necessary to build, launch and insure satellites. We have invested approximately $4.0 billion in our existing satellite fleet and ground infrastructure through September 30, 2004. As of December 31, 2003, our satellite fleet, which we have recently upgraded, had an average estimated remaining useful life of approximately nine years, excluding satellites we classified as being in secondary operating service.

Market leading global network infrastructure

        With 24 owned and operated satellites in orbit as of September 30, 2004 and approximately 977 36 MHz equivalent transponders, we have one of the world's largest commercial GEO satellite networks, capable of reaching over 98% of the world's population. Our global reach and our ability to offer bundled services allow us to provide integrated worldwide distribution and delivery services, reducing our customers' risk of data loss or service interruptions. Through a carefully planned strategy of in- orbit spare satellites, on-board redundancies for critical systems and reserved capacity on our satellites, we believe we are well positioned to protect against service interruptions and to strategically manage our replacement costs. To complement our satellites, we have available to our customers one of the most sophisticated ground infrastructure networks, including a technically advanced customer service center, teleports, a satellite operations control center and a fiber-based terrestrial network. Our ground infrastructure networks enable terrestrial access to PanAmSat satellites from key locations throughout the world, thereby enhancing the overall reach of our satellites.

Diversified revenues and contracted backlog by satellite

        Our revenue base is diversified by satellite, which reduces our dependence on any one satellite. In 2003, no single satellite accounted for more than 11% of our total revenues and as of September 30, 2004, no single satellite accounted for more than 15% of contracted backlog.

Experienced senior management team

        Our senior management team has operated together successfully since 2001. Our senior management team, which is currently comprised of six individuals and has a combined 70 years of industry experience, is led by Joseph R. Wright who has been PanAmSat's President and Chief Executive Officer since August 2001 and a member of its board of directors since 1997.

Our Business Strategy

        Our goal is to be the world's leading provider of video, broadcasting and network distribution and delivery services through customer-driven, integrated, state-of-the-art satellite and terrestrial networks and to maximize our free cash flow and income growth. To achieve these goals, we plan to increase the use of our existing satellite fleet, improve connectivity to our terrestrial network and continue to provide a 24/7 customer support organization that is capable of serving distributors of video entertainment, operators of business networks, government agencies and other customers around the world. Our strategy includes the following initiatives:

Commitment to maximizing cash flow

        We are focused on prudently managing capital expenditures in order to maximize cash flow available for debt service and dividend payments. We have pioneered the use of smaller satellites, like our Galaxy 12 satellite, as a way to optimize returns on capital spending while maintaining capacity in key orbital locations. We also intend to replace existing capacity only as needed, based upon factors such as our ability to pre-sell capacity prior to launch. We believe this approach is significantly different from the historical investment strategies of our principal competitors.

Continuing to increase the value of our U.S. and international video services

        Continue to capitalize on our cable neighborhoods.    Because of our ability to create cable neighborhoods with channels such as the HBO family of channels, the Fox family of channels, TBS, The Disney Channel, ESPN, MTV and Nickelodeon, we have been able to attract additional programmers to these satellites. These cable neighborhoods have been sustainable over multiple generations of satellites, and we plan to continue to develop and expand our cable neighborhoods in the United States, South America and the Asia-Pacific region. As cable operators build out their plant capacity, we have the opportunity to benefit as more channels, services and other data require satellite distribution to cable head-ends. As the number of channels grows, demand increases for our premium cable neighborhood satellites.

        Become a leader in HDTV distribution.    We believe demand for high-definition television, or HDTV, will experience significant growth in the coming years, which will result in the need for more satellite bandwidth. According to a 2004 report by the Yankee Group, the number of U.S. households viewing HDTV is forecasted to increase from 8.3 million in 2004 to 57.5 million by year-end 2008. To take advantage of this opportunity, we have implemented a marketing program to make our newest satellite, Galaxy 13/Horizons 1, an HDTV neighborhood and attract the newest and fastest growing cable television segment. We believe that we carry more HDTV channels than any of our competitors.

        Expand DTH services.    We believe that greater demand for satellite capacity will be required from U.S. DTH providers as a result of increased HDTV demand and increased local and ethnic programming. We believe these services will consume bandwidth beyond what is currently available to DTH operators and will cause them to rely more heavily on FSS services.

Increasing sales to the U.S. government

        According to the United States General Accounting Office, the U.S. government is the single largest user of commercial satellite bandwidth in the world. Through our G2 segment, we offer a range of satellite and value-added services to support the requirements of the U.S. government. G2's strategy is to sell its services to the government and assist in the migration of government satellite usage onto PanAmSat capacity. We intend to leverage the skills acquired by G2 across our video and data networking customers, which we believe will further distinguish us from our competition.

Increasing VSAT sales

        We believe we are a leading provider of satellite capacity for VSAT applications. These proprietary network services allow our customers and their end users to connect many remote business sites to a large central antenna by satellite for one-way or two-way communications. This is particularly valuable in developing regions where terrestrial alternatives are not available. We expect growth in the use of VSATs to come from businesses that can benefit from widely distributed point-to-multipoint networks that facilitate data exchange and transaction-oriented services (such as credit card point-of-sale approvals). We believe that our strong knowledge of VSAT platforms, coupled with the availability of our international satellite capacity, position us as the preferred provider of VSAT services.

Selectively pursue complementary acquisitions

        Over the last several years, the FSS industry has been reshaped as a result of consolidation, deregulation, privatization and, more recently, through increased private equity ownership of satellite operators. We believe that these trends may present opportunities to selectively pursue complementary acquisitions and joint ventures, which would allow us to expand our scope and scale to meet the needs of our customers. We intend to pursue these opportunities in a disciplined manner consistent with our dividend policy, considering as one criterion the impact of any proposed acquisition on our ability to continue paying dividends on our common stock at anticipated levels.

Risks Relating to Our Business Strategy

        Our ability to execute our strategy is subject to certain risks that are generally associated with operating in the FSS industry. For example, unforeseen competing technologies may emerge, our satellites may be affected by launch and construction delays, failures or anomalies, demand for our services might not develop as expected, and regulation of the FSS industry may change in a way that is detrimental to our business. Any of these factors or other factors described in this prospectus under "Risk Factors" may limit our ability to successfully execute our business strategy.

The Transactions

        On August 20, 2004, the Sponsors and certain members of management recapitalized PanAmSat through a series of transactions that we collectively refer to in this prospectus as the "Recapitalization". The aggregate transaction value of the Recapitalization, including the assumption of indebtedness, premiums and fees and expenses, was approximately $4.4 billion, including approximately $547.6 million of cash contributed as equity by the Sponsors and certain members of management. As part of the Recapitalization, PanAmSat entered into $2,710.0 million of senior secured credit facilities and issued $1,010.0 million aggregate principal amount of 9% senior notes due 2014.

        On October 8, 2004, the Sponsors and certain members of PanAmSat's management and board of directors contributed all of PanAmSat's common stock held by them to the Issuer in exchange for a pro rata share of the Issuer's common stock. In addition, options and all other equity rights for PanAmSat's common stock were converted to similar rights for the Issuer's common stock. As a result, PanAmSat became a wholly-owned subsidiary of the Issuer. On October 19, 2004, the Issuer issued $416.0 million aggregate principal amount at maturity of 10 3/8% senior discount notes due 2014 and used the net proceeds of approximately $245.8 million to pay a dividend to the Issuer's existing stockholders. These transactions are referred to collectively in this prospectus as the "Contribution".

        Concurrent with this offering, we intend to amend PanAmSat's senior secured credit facilities. The amendment of the senior secured credit facilities and this offering are conditioned on each other.

        We refer to this offering, the application of net proceeds therefrom as described under "Use of Proceeds" and the amendment of PanAmSat's senior secured credit facilities collectively as the "Offering" in this prospectus. For a more detailed description of the Recapitalization, the Contribution and the Offering, see "The Transactions".

Our Sponsors

Kohlberg Kravis Roberts & Co. L.P.

        KKR is one of the world's oldest and most experienced private equity firms specializing in management buyouts. KKR's investment approach is focused on acquiring attractive business franchises and working closely with management over the long-term to design and implement value creating strategies. Over the past 28 years, KKR has raised approximately $25.0 billion in private equity funds and invested over $19.0 billion of equity in more than 115 transactions.

The Carlyle Group

        Carlyle is a global private equity firm with more than $18.9 billion under management. Carlyle invests in buyouts, venture, real estate, leveraged finance, and turnarounds in North America, Europe, and Asia, focusing on aerospace & defense, automotive & transportation, consumer, energy & power, healthcare, industrial, technology & business services and telecommunications & media. Since 1987, the firm has invested more than $12.0 billion of equity in over 350 transactions.

Providence Equity Partners, Inc.

        Providence is one of the world's leading private investment firms specializing in equity investments in media and communications companies. The principals of Providence manage funds with over $9.0 billion in equity commitments, including Providence Equity Partners IV, a $2.8 billion private equity fund, and have invested in more than 80 companies operating in over 20 countries since the firm's inception in 1991. Current and previous areas of investment include cable television content and distribution, wireless and wireline telephony, publishing, radio and television broadcasting and other media and communications sectors.

Ownership and Corporate Structure

        The chart below illustrates our ownership and corporate structure as of September 30, 2004 on a pro forma as adjusted basis after giving effect to the Contribution and the Offering.

(1)
Currently, an entity affiliated with KKR owns approximately 44% of our outstanding common stock and entities affiliated with Carlyle and Providence each own approximately 27% of our outstanding common stock, with the remainder of our common stock held by certain members of management and our board of directors. After giving effect to the Offering, an entity affiliated with KKR will own approximately            % of our common stock, entities affiliated with Carlyle and Providence will each own approximately            % of our common stock and certain members of management and our board of directors will own less than            %.

(2)
Consists of (i) $150.0 million aggregate principal amount of 6 3/8% Senior Notes due 2008; (ii) $125.0 million aggregate principal amount of 6 7/8% Senior Debentures due 2028 (which are, along with the 6 3/8% Senior Notes due 2008, secured equally and ratably with the senior secured credit facilities); (iii) $24.2 million aggregate principal amount of unsecured 6 1/8% Senior Notes due 2005, which were redeemed in October 2004 with cash generated from operations; and (iv) $1.2 million aggregate principal amount of 8 1/2% Senior Notes due 2012, which are unsecured.

(3)
Reflects the use of a portion of the net proceeds from this offering to redeem 35% of PanAmSat's $1,010.0 million aggregate principal amount of 9% senior notes due.

(4)
Consists of a five-year $800.0 million Term Loan A Facility, a seven-year $1,660.0 million Term Loan B Facility, and a $250.0 million five-year revolving credit facility. Reflects the use of a portion of the net proceeds from this offering to repay approximately $344.9 million of the borrowings under the Term Loan A Facility. After giving effect to the Offering, we will have $329.4 million outstanding under the Term Loan A Facility. The $2,113.9 million outstanding under the senior secured credit facilities as of September 30, 2004 on a pro forma as adjusted basis does not give effect to the November 2004 prepayment of approximately $137.0 million of borrowings from insurance proceeds and cash on hand.

The Offering

Shares of Common Stock Offered
Shares of Common Stock Outstanding After the Offering
Use of Proceeds
We estimate that our net proceeds from this offering, after deducting underwriting discounts, estimated offering expenses and a fee paid to the Sponsors for terminating the management services agreements, will be approximately $934.3 million, assuming the shares are offered at $ per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus.
We intend to use:
• approximately $345.2 million of the net proceeds to repay a portion of the outstanding borrowings under the Term Loan A Facility and pay accrued interest thereon;
• approximately $389.1 million of the net proceeds to redeem $353.5 million, or 35%, of PanAmSat's 9% senior notes and pay accrued interest and a related redemption premium thereon; and
• $200.0 million of the net proceeds to pay a dividend to our existing stockholders.

We also intend to use any net proceeds we receive from any shares sold pursuant to the underwriters' option to purchase additional shares, less the underwriting discounts and commissions, to repay additional borrowings under the Term Loan A Facility of up to $114.3 million. See "Use of Proceeds".
Dividend Policy
Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. See "Dividend Policy and Restrictions".
Proposed Exchange Symbol

  Unless we specifically state otherwise, all information in this prospectus:

  •
  assumes no exercise by the underwriters of their option to purchase additional shares;

  •
  excludes approximately              shares of common stock that are reserved for issuance under the Amended and Restated 2004 Stock Option Plan for Key Employees of PanAmSat Corporation and its Subsidiaries (or the 2004 Stock Option Plan) and approximately               shares of common stock that are reserved for issuance under the Fourth Amended and Restated PanAmSat Holding Corporation and Subsidiaries Long-Term Stock Incentive Plan (or the 1997 Stock Incentive Plan), including            shares of common stock issuable upon the

    exercise of outstanding stock options at a weighted average exercise price of approximately $            per share with exercise prices ranging from $            to $            per share; approximately    of the outstanding stock options are currently vested; and

  •
  assumes a one for            reverse stock split of our outstanding shares of common stock to be effected prior to the completion of this offering.

Risk Factors

        Investing in our common stock involves substantial risk. You should carefully consider all of the information set forth in this prospectus and, in particular, should evaluate the specific factors set forth under "Risk Factors" in deciding whether to invest in our common stock.

        Our principal executive offices are located at 20 Westport Road, Wilton, Connecticut 06897 and our telephone number there is (203) 210-8000. We maintain a website at www.panamsat.com. Information contained on our website does not constitute a part of the prospectus and is not being incorporated by reference herein.

Summary Historical and Pro Forma Consolidated Financial, Operating and Other Data

        Set forth below is summary historical consolidated financial, operating and other data of PanAmSat and summary pro forma consolidated financial data of the Issuer, in each case at the dates and for the periods indicated. The Issuer is a recently formed Delaware corporation and does not have, apart from its ownership of PanAmSat, any independent operations. Accordingly, no separate historical financial statements of the Issuer on a stand-alone basis are included or incorporated by reference in this prospectus other than the Issuer's initial capitalization balance sheet as of September 22, 2004.

        The following summary historical consolidated statement of income data of PanAmSat for the fiscal years ended December 31, 2001, 2002 and 2003 and the summary historical consolidated balance sheet data of PanAmSat as of December 31, 2002 and 2003 were derived from PanAmSat's audited consolidated financial statements and related notes appearing elsewhere in this prospectus. PanAmSat's summary historical consolidated statement of income data for the nine months ended September 30, 2003 and 2004 and the summary historical consolidated balance sheet data as of September 30, 2004 were derived from PanAmSat's unaudited consolidated financial statements and related notes appearing elsewhere in this prospectus, which have been prepared on a basis consistent with PanAmSat's audited financial statements. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or any future period.

        The summary unaudited pro forma condensed consolidated financial data of the Issuer have been developed by application of pro forma adjustments to the historical consolidated financial statements of PanAmSat appearing elsewhere in this prospectus, giving effect to accounting for the Recapitalization and the Contribution, in each case as a leveraged recapitalization, whereby the historical book value of the assets and liabilities of PanAmSat have been maintained, and for the Offering. The summary unaudited pro forma condensed consolidated balance sheet as of September 30, 2004 gives effect to the Contribution and the Offering, as if they had all occurred on that date. The summary unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004 give effect to the Recapitalization, the Contribution and the Offering as if they all had occurred on January 1, 2003.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information does not purport to represent what the results of operations or financial condition of the Issuer would have been had the Recapitalization, the Contribution and the Offering actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of the Issuer for any future period or as of any future date.

        The summary historical and pro forma consolidated financial, operating and other data should be read in conjunction with "Unaudited Pro Forma Condensed Consolidated Financial Information ", "Selected Historical Consolidated Financial, Operating and Other Data", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of PanAmSat and related notes appearing elsewhere in this prospectus.

	PanAmSat Corporation					PanAmSat Holding Corporation
				Nine Months Ended September 30,			Pro Forma Nine Months Ended September 30, 2004
	Year Ended December 31,					Pro Forma Year Ended December 31, 2003
	2001	2002	2003	2003	2004
	(In thousands (other than contracted backlog))
Statement of Income Data:
Revenues:
Operating leases, satellite services and other	$802,194	$792,691	$814,006	$600,853	$607,165	$822,106	$614,365
Outright sales and sales-type leases(1)	67,881	19,599	17,005	12,576	12,185	17,005	12,185

Total revenues	870,075	812,290	831,011	613,429	619,350	839,111	626,550

Operating costs and expenses:
Cost of outright sales and sales-type leases	12,766	—	—	—	2,224	—	2,224
Depreciation and amortization	414,744	335,717	312,833	232,194	220,969	312,833	220,969
Direct operating costs (exclusive of depreciation and amortization)	147,401	126,387	149,696	103,983	118,484	149,696	118,484
Selling, general and administrative expenses	121,622	101,983	86,081	58,687	88,814	86,081	88,814
Facilities restructuring and severance costs	8,223	13,708	4,227	1,390	4,508	4,227	4,508
Gain on insurance claims	—	(40,063)	—	—	—	—	—
Satellite impairment loss	—	—	—	—	99,946	—	99,946
Loss on termination of sales-type leases	—	18,690	—	—	—	—	—
Transaction-related costs	—	—	—	—	155,035	—	155,035

Total operating cost and expenses	704,756	556,422	552,837	396,254	689,980	552,837	689,980

Income (loss) from operations	165,319	255,868	278,174	217,175	(70,630)	286,274	(63,430)
Interest expense, net(2)	111,153	142,470	143,632	106,311	122,503	221,204	187,130

Income (loss) before income taxes	54,166	113,398	134,542	110,864	(193,133)	65,070	(250,560)
Income tax expense (benefit)	23,562	28,350	35,010	28,712	(95,215)	(2,670)	(116,250)

Net income (loss)	$30,604	$85,048	$99,532	$82,152	$(97,918)	$67,740	$(134,310)

Net Income (loss) Per Share Data(3):
Basic net income (loss) per share:
Net income (loss) per share
Weighted average shares
Diluted net income (loss) per share:
Net income (loss) per share
Weighted average shares
Balance Sheet Data (at end of period):
Cash and cash equivalents	$443,266	$783,998	$511,248		$48,204		$48,294
Short-term investments	—	99,785	38,936		—		—
Satellites and other property and equipment—Net	3,152,082	2,865,279	2,306,705		2,036,651		2,036,651
Net investment in sales-type leases	251,899	184,727	139,721		115,799		115,799
Total assets	6,296,810	6,487,738	5,734,877		4,882,582		4,861,833
Total debt, including to affiliates(4)	2,521,542	2,550,000	1,700,000		3,769,156		3,320,759
Total long-term liabilities	3,134,897	3,063,003	2,400,273		3,984,153		3,509,633
Total stockholders' equity	2,992,560	3,077,542	3,178,758		673,419		1,131,234

	PanAmSat Corporation
	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(In thousands (other than operating data and percentages))
Other Financial Data:
EBITDA(5)(6)	$580,063	$591,585	$591,007	$449,369	$150,339
Adjusted EBITDA(5)	$578,202	$621,029	$633,047	$476,203	$468,355
Net cash provided by operating activities	$507,904	$519,247	$473,381	$327,745	$167,051
Net cash provided by (used in) investing activities	(203,836)	(179,096)	108,762	(58,463)	217,021
Net cash provided by (used in) financing activities	9,853	1,420	(855,267)	(556,874)	(847,444)
Capital expenditures	338,203	294,313	104,082	87,161	108,308
Contracted backlog (at end of period; in billions)(7)	$5.84	$5.55	$4.56	$4.80	$5.13
Operating Data (at end of period):
Number of satellites in orbit	21	21	25	25	24
Number of transponders(8):
C-band	413	413	491	491	491
Ku-band	457	500	522	522	486
Capacity utilization:
C-band	75%	79%	78%	76%	83%
Ku-band	65%	65%	65%	70%	67%

(1)
Under an outright sales contract, we sell all rights and title to a transponder to a customer, which in turn pays us the full amount of the sale price in cash at the commencement of the contract. At that time, we recognize the sale amount as revenues and record the cost of the transponder to cost of outright sales. Under sales-type leases, we recognize as revenues at the inception of the lease the net present value of the future minimum lease payments, but we continue to receive cash payments from the lessee throughout the term of the lease. In addition, during the life of the lease, we recognize as revenues the portion of each periodic lease payment deemed to be attributable to interest income. The principal difference between a sales-type lease and an operating lease is when we recognize the revenues and related costs, but not when we receive the cash.

(2)
Net of capitalized interest of $23.3 million, $27.3 million, $13.9 million, $11.3 million and $4.3 million for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively, and net of interest income of $13.5 million, $15.2 million, $13.3 million, $11.4 million and $6.8 million for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively.

(3)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Unaudited pro forma basic and diluted net income (loss) per share has been calculated in accordance with SEC rules for intial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for the purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect the sale of                  shares in this offering. Additionally, the actual and pro forma weighted average share and net income (loss) per share calculations have been restated for all periods presented to give retroactive effect to the approximately 4.37 for 1 stock split of PanAmSat common stock on August 20, 2004 and the one for        reverse stock split of Issuer common stock to be effected prior to the consummation of this offering.

(4)
Includes debt of $796.5 million, $2.55 billion, $1.7 billion and $3.769 billion as of December 31, 2001, 2002 and 2003 and September 30, 2004, respectively, and amounts due to affiliates of $1.7 billion as of December 31, 2001. There were no amounts due to affiliates as of December 31, 2002 and 2003 and September 30, 2004. PanAmSat does not currently have any outstanding borrowings under its revolving credit facility.

(5)
See "Dividend Policy and Restrictions" for a presentation of Issuer pro forma EBITDA and pro forma Adjusted EBITDA for the year ended December 31, 2003 and the twelve months ended September 30, 2004. EBITDA is defined as net income plus net interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indenture governing the Issuer's senior discount notes, the indenture governing PanAmSat's 9% senior notes and senior secured credit facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and the calculation of certain financial covenants in the indenture governing the Issuer's senior discount notes, the indenture governing PanAmSat's 9% senior notes and senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, the indenture governing the Issuer's senior discount notes, the indenture governing PanAmSat's 9% senior notes and senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in PanAmSat's senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratios contained in the indenture governing the Issuer's senior discount notes or in the indenture governing PanAmSat's 9% senior notes would prohibit the Issuer and PanAmSat, as applicable, from being able to pay dividends or incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payments covenants contained in the indentures, the ability of the Issuer and PanAmSat, as applicable, to pay dividends, is restricted by a formula based on the amount of Adjusted EBITDA. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The following table sets forth a reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated.

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2003	2004
	(In thousands)
Reconciliation of Net Income (loss) to EBITDA:
Net income (loss)	$30,604	$85,048	$99,532	$82,152	$(97,918)
Interest expense, net	111,153	142,470	143,632	106,311	122,503
Income tax expense (benefit)	23,562	28,350	35,010	28,712	(95,215)
Depreciation and amortization	414,744	335,717	312,833	232,194	220,969

EBITDA	$580,063	$591,585	$591,007	$449,369	$150,339

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$580,063	$591,585	$591,007	$449,369	$150,339
Adjustment of sales-type leases to operating leases(a)	21,950	22,442	22,858	16,921	19,035
Elimination of new sales-type leases(b)	(32,715)	—	—	—	—
Loss on conversion of sales-type leases(c)	—	18,690	—	—	—
Effect of Galaxy 10R anomaly(d)	—	—	—	—	9,090
Satellite impairment(e)	—	—	—	—	99,946
Gain on satellite insurance claims(f)	—	(40,063)	—	—	—
Restructuring charges(g)	8,223	13,708	4,227	1,390	4,508
Reserves for long-term receivables and sales-type lease adjustments(h)	—	5,750	(632)	2,112	24,419
Reversal of allowance for customer credits(i)	—	—	8,100	5,400	7,200
Investments(j)	—	5,000	1,800	—	—
Transaction-related costs(k)	—	—	—	—	155,035
Other items(l)	681	3,917	5,687	1,011	(1,217)

Adjusted EBITDA	$578,202	$621,029	$633,047	$476,203	$468,355

    (a)
    For all periods presented, adjustment of sales-type leases to operating leases represents the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.

    (b)
    For fiscal 2001, elimination of sales-type leases consists of one new sales-type lease agreement entered into in July 2001 with new sales-type lease revenues of $45.5 million offset by related cost of sales-type leases of $12.8 million. This adjustment reverses the impact of our new sales-type lease entered into during fiscal 2001. In footnote (a) above, we present an adjustment to reflect our sales-type leases as if they were operating leases.

    (c)
    For fiscal 2002, loss on conversion of sales-type leases represents the non-cash loss of $18.7 million incurred upon the conversion of one of our customer's sales-type lease agreements to operating leases. The loss includes the write-off of the related sales-type lease receivable less the cost of the transponder recorded on our books as satellites upon the conversion. See Note 3 to the audited consolidated financial statements appearing elsewhere in this prospectus.

    (d)
    For the nine months ended September 30, 2004, amounts represent certain non-cash charges resulting from the August 2004 XIPS anomaly on Galaxy 10R.

    (e)
    For the nine months ended September 30, 2004, satellite impairment represents the pre-tax impairment charge related to the anomalies experienced by our PAS-6 satellite during the three months ended March 31, 2004, which resulted in this satellite being de-orbited on April 2, 2004. See Note 4 to the unaudited consolidated financial statements appearing elsewhere in this prospectus.

    (f)
    For fiscal 2002, gain on satellite insurance claims represents the gain recorded during the three months ended March 31, 2002 related to the PAS-7 insurance claim. This gain reflects insurance proceeds of $215.0 million and the write-off of approximately $175.0 million of net assets related to the PAS-7 satellite. See Note 4 to the audited consolidated financial statements appearing elsewhere in this prospectus.

    (g)
    For all periods presented, restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. See Note 11 to the audited consolidated financial statements and Note 9 to the unaudited consolidated financial statements appearing elsewhere in this prospectus.

    (h)
    For all periods presented, reserves for long-term receivables and sales-type lease adjustments represent the amount of customer-related long-term receivables that were evaluated as uncollectible and were partially or fully reserved for during the period. In addition, in 2002, additional reserves for sales-type leases were recorded based on the credit evaluation of certain customers. The fiscal 2003 amount represents the receipt of customer payments related to balances previously reserved for, as well as reductions in the reserves for sales-type leases due to our belief that certain customers had improved their credit outlook. These 2003 reserve reductions and collections were partially offset by amounts reserved for in 2003. For the nine months ended September 30, 2004, the adjustment represents the write-off of the long-term receivable balances due from a customer of $28.1 million, partially offset by the reversal of reserves established in relation to our sales-type leases during this period. For the nine months ended September 30, 2003, the adjustment represents the amount of long-term receivables that were evaluated to be uncollectible and were reserved for during the period.

    (i)
    For all periods presented, we recorded an allowance for customer credits related to receivables from a customer affiliated with News Corporation as collectibility was not reasonably assured. See Note 2 (Accounts Receivable) to the audited consolidated financial statements appearing elsewhere in this prospectus. In connection with the Recapitalization, The DIRECTV Group guaranteed the obligations under these contracts. The adjustments represent the amount of revenues that would have been recognized had the allowance for customer credits not been recorded.

    (j)
    For all periods presented, we reserved for investments that are accounted for using the cost method to reflect our assessment of their current market value.

    (k)
    For the nine months ended September 30, 2004 amounts represent the costs incurred in relation to the Recapitalization. These costs consisted of $138.2 million related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives, and the remainder relating to the proxy solicitation and other costs.

    (l)
    For fiscal 2001, other items consist of $0.7 million of management retention bonuses. For fiscal 2002, other items consist of (i) $2.2 million of loss on disposal of assets and (ii) $1.7 million of transaction costs related to acquisitions not consummated. For fiscal 2003, other items consist of (i) $2.2 million of management retention bonuses, (ii) $1.8 million of non-cash stock compensation expense, (iii) $1.6 million of transaction costs related to acquisitions not consummated and (iv) $1.5 million of loss on disposal of assets, offset by $1.4 million of gain related to the termination of the Galaxy 8-iR construction contract. For the nine months ended September 30, 2003, other items consist of (i) $1.2 million of transaction costs related to acquisitions not consumated and (ii) $1.2 million of non-cash stock compensation expense, partially offset by a $1.4 million reserve adjustment. For the nine months ended September 30, 2004, other items consist of (i) $2.5 million of non-cash reserve adjustments and $1.3 million of gain on disposal of assets, partially offset by (w) $0.3 million of transaction costs related to acquisitions not consummated, (x) $1.9 million of non-cash stock compensation expense, (y) $0.2 million loss from an investment accounted for by the equity method and (z) $0.2 million of expenses for management advisory services from the Sponsors.

(6)
Includes the $99.9 million PAS-6 impairment loss recorded during the three months ended March 31, 2004.

(7)
Contracted backlog represents the actual dollar amount (without discounting for present value) of the expected future cash payments to be received from customers under all long-term contractual agreements, including operating leases, sales-type leases and related service agreements, which may extend to the end of the life of the satellite or beyond to a replacement satellite. Contracted backlog is attributable to both satellites currently in orbit and those planned for future launch.

(8)
The number of transponders is in 36 MHz equivalents which is calculated by dividing the total bandwidth (in MHz) by 36.

RISK FACTORS

        An investment in our common stock involves a high degree of risk. You should consider carefully the following factors and the other information in this prospectus before deciding to purchase any shares of our common stock.

Risks Relating to Our Dividend Policy

You may not receive any dividends, and the reduction or elimination of dividends would negatively affect the market price of our common stock.

        While our board of directors has adopted a dividend policy, effective upon the closing of this offering, we are not obligated to pay dividends on our common stock. Dividend payments are within the absolute discretion of our board of directors and will depend on, among other things, our results of operations, working capital requirements, capital expenditure requirements, financial condition, contractual restrictions, business opportunities, anticipated cash needs, provisions of applicable law and other factors that our board of directors may deem relevant. For example, we might not generate sufficient cash from operations in the future to pay dividends on our common stock in the intended amounts or at all. In addition, we are subject to certain restrictions on payment of dividends under PanAmSat's senior secured credit facilities or the indentures governing the Issuer's senior discount notes and PanAmSat's 9% senior notes which, if triggered, may result in our modification or elimination of dividends. Additionally, our need for cash to fund capital expenditures and new growth opportunities may increase. Under those circumstances, our board of directors may decide to use cash from operations for increased capital expenditures or to take advantage of new growth opportunities. Any reduction or elimination of dividends would adversely affect the market price of our common stock.

Our dividend policy may limit our ability to pursue growth opportunities.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. As a result, our ability to finance any material expansion of our business or to fund our operations may be more limited than if we had retained all of our cash flow from operations. In addition, our ability to pursue any material expansion of our business, including through acquisitions or increased capital spending, will depend more than it otherwise would on our ability to obtain third party financing. We cannot assure you that such financing will be available to us at an acceptable cost, or at all. See "Dividend Policy and Restrictions."

Risks Relating to Our Business

We have a substantial amount of indebtedness, which may adversely affect our cash flow and our ability to pay dividends on our common stock, remain in compliance with debt covenants, make payments on our indebtedness and operate our business.

        As of September 30, 2004, on a pro forma basis and after giving effect to the Contribution and the Offering, we would have had outstanding indebtedness of approximately $3,320.8 million, which would have represented approximately 75% of our total consolidated capitalization. As of September 30, 2004, PanAmSat also had availability of $213.9 million (net of standby letters of credit of approximately $36.1 million) under its revolving credit facility.

        Our substantial indebtedness could have important consequences. For example, it could:

  •
  make it more difficult for the Issuer to pay dividends on its common stock;

  •
  make it more difficult for us to satisfy our obligations with respect to our outstanding debt, and a failure to comply with any financial and other restrictive covenants could result in an event of default under our debt instruments and agreements;

  •
  require us to dedicate a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on the Issuer's common stock, working capital, capital expenditures, acquisitions and other general corporate purposes;

  •
  limit our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

  •
  make us more vulnerable to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation;

  •
  limit our ability to borrow additional amounts for working capital, capital expenditures, acquisitions, debt service requirements, execution of our strategy, or other purposes; and

  •
  place us at a disadvantage compared to our competitors who have less debt.

        Any of the above listed factors could materially and adversely affect our business and results of operations. Furthermore, our interest expense could increase if interest rates rise because the entire amount of our debt under PanAmSat's senior secured credit facilities bears interest at floating rates. See "Description of Indebtedness—Senior Secured Credit Facilities". If we do not have sufficient earnings to service our debt, we would need to refinance all or part of our existing debt, sell assets, borrow more money or sell securities, none of which we can guarantee we will be able to do on commercially reasonable terms or at all.

We are a holding company with no operations, and unless we receive dividends, distributions, advances, transfers of funds or other payments from our subsidiaries, we will be unable to pay dividends on our common stock and meet our debt service and other obligations.

        We are a holding company and conduct all of our operations through our subsidiaries. We do not have, apart from our ownership of PanAmSat, any independent operations. As a result, we will rely on dividends and other payments or distributions from PanAmSat and our other subsidiaries to pay dividends on our common stock and meet our debt service and other obligations. The ability of PanAmSat and our other subsidiaries to pay dividends or make other payments or distributions to us will depend on PanAmSat's operating results and may be restricted by, among other things, the covenants contained in PanAmSat's senior secured credit facilities and the indenture governing PanAmSat's 9% senior notes, and the covenants of any future outstanding indebtedness we or our subsidiaries incur.

        In addition, because we are a holding company, your claims as stockholders will be structurally subordinated to all existing and future liabilities and obligations (whether or not for borrowed money) of our subsidiaries, including obligations under PanAmSat's senior secured credit facilities and 9% senior notes. Therefore, in the event of our bankruptcy, liquidation or reorganization, our assets and those of our subsidiaries will be able to satisfy the claims of our stockholders only after all of our and our subsidiaries' liabilities and obligations have been paid in full.

Despite our current leverage, we may still be able to incur significant additional indebtedness. This could further exacerbate the risks that we face.

        We will be able to incur significant additional indebtedness in the future. Although the indenture governing the senior discount notes and instruments governing PanAmSat's indebtedness contain restrictions on the incurrence of additional indebtedness, these restrictions are subject to a number of important qualifications and exceptions and the indebtedness incurred in compliance with these restrictions could be substantial. If new debt is added to our existing debt levels, the related risks that we now face, including those described above, could intensify.

The terms of PanAmSat's senior secured credit facilities and the indentures governing the Issuer's senior discount notes and PanAmSat's 9% senior notes may restrict our current and future operations, particularly our ability to respond to changes in our business or to take certain actions.

        PanAmSat's senior secured credit facilities and the indentures governing the Issuer's senior discount notes and PanAmSat's 9% senior notes contain, and any future indebtedness of ours would likely contain, a number of restrictive covenants that impose significant operating and financial restrictions on us, including restrictions that may limit our ability to engage in acts that may be in our best long-term interests. PanAmSat's senior secured credit facilities include financial covenants, including requirements that it:

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  maintain a minimum interest coverage ratio; and

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  not exceed a maximum total leverage ratio.

The financial covenants contained in PanAmSat's senior secured credit facilities will become more restrictive over time. In addition, PanAmSat's senior secured credit facilities limit PanAmSat's ability to make capital expenditures and require that it use a portion of excess cash flow and proceeds of certain asset sales that are not reinvested in PanAmSat's business to repay indebtedness under them.

        PanAmSat's senior secured credit facilities also include covenants restricting, among other things, its ability to:

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  incur or guarantee additional debt or issue preferred stock;

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  pay dividends, or make redemptions and repurchases, with respect to capital stock;

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  create or incur certain liens;

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  make certain loans, acquisitions, capital expenditures or investments; and

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  engage in mergers, acquisitions, asset sales and sale and lease-back transactions.

        The indenture relating to the Issuer's senior discount notes and the indenture relating to PanAmSat's 9% senior notes also contain numerous covenants including, among other things, restrictions on our ability to:

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  incur or guarantee additional indebtedness or issue disqualified or preferred stock;

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  create liens;

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  enter into sale and lease-back transactions;

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  pay dividends or make other equity distributions;

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  repurchase or redeem capital stock;

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  make investments or other restricted payments;

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  sell assets or consolidate or merge with or into other companies;

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  create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us; and

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  engage in transactions with affiliates.

        The operating and financial restrictions and covenants in our existing debt agreements and any future financing agreements may adversely affect our ability to finance future operations or capital needs or to engage in other business activities. A breach of any of the restrictive covenants in PanAmSat's senior secured credit facilities could result in a default under such facilities. If any such default occurs, the lenders under the senior secured credit facilities may elect to declare all outstanding borrowings, together with accrued interest and other fees, to be immediately due and payable, enforce their security interest or require PanAmSat to apply all of its available cash to repay these borrowings, any of which would result in an event of default under the Issuer's senior discount notes and PanAmSat's senior notes. Those lenders will also have the right in these circumstances to terminate any commitments they have to provide further borrowings. If we are unable to repay outstanding borrowings when due, the lenders under the senior secured credit facilities will have the right to proceed against the collateral granted to them to secure the debt owed to them. If the debt under the senior secured credit facilities were to be accelerated, our assets may not be sufficient to repay such debt in full or to repay the Issuer's senior discount notes and PanAmSat's 9% senior notes and our other debt. See "Description of Indebtedness".

Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance.

        Certain losses of a satellite may not be covered by launch or in-orbit insurance policies. Some of our insured satellites are covered by policies with significant exclusions or exceptions to coverage for failures of specific components identified by the underwriters as at risk for possible failure ("Significant Exclusion Policies") or insurance policies that are subject to significant health-related exclusions and deductibles related to specific components identified by the insurers as the most likely to fail or by a policy with a lower coverage amount than the carrying value of its insurable costs. Moreover, any claims under existing policies are subject to settlement with the insurers. As of September 30, 2004, we had in effect launch and in-orbit policies covering seven satellites in the aggregate amount of approximately $828.9 million, three of which were covered by Significant Exclusion Policies. As our insurance policies expire, we may elect to reduce or eliminate insurance coverage relating to certain of our satellites to the extent permitted by our debt agreements if, in our view, exclusions make such policies ineffective or the costs of coverage make such insurance impractical and if we believe that we can more reasonably protect our business through the use of in-orbit spare satellites, backup transponders and self-insurance. Seventeen of our satellites are currently uninsured. As of September 30, 2004, our uninsured satellites and the satellites covered by Significant Exclusion Policies had a total net book value of satellites and other insurable costs of approximately $1 billion.

        An additional risk to our business is that we do not generally obtain insurance to cover the risk of revenues lost as a result of satellite anomalies. As a result, even if insurance were to cover a loss relating to a launch or in-orbit failure, we would not be adequately compensated for lost revenues attributable to that loss. As of September 30, 2004, the total net book value of satellites and other insurable costs, which includes certain sales-type leases plus the estimated amount of warranty liabilities related to transponders sold outright, less incentive obligations, totaled approximately $1,653.4 million. The partial or complete failure of any revenue-producing satellites could have a material adverse effect on our financial condition and results of operations.

Our business is capital intensive, and we may not be able to access the capital markets when we would like to raise capital.

        We may not be able to raise adequate capital to complete some or all of our business strategies or to react rapidly to changes in technology, products, services or the competitive landscape. Industry participants often face high capital requirements in order to take advantage of new market opportunities, respond to rigorous competitive pressures and react quickly to changes in technology. Many of our competitors are committing substantial capital and, in many instances, are forming alliances to acquire or maintain market leadership. Our business is capital intensive and there can be no assurance that we will be able to satisfy our capital requirements in the future.

We are subject to significant and intensifying competition both within the FSS industry and outside the industry from companies offering other means to transmit signals, such as through fiber optics.

        We face significant and intensifying competition in the FSS industry in different regions around the world from companies such as: Intelsat Ltd. and Eutelsat S.A.; SES Global, the entity formed by the November 2001 acquisition of GE American Communications, Inc. by Societe Europeenne des Satellites, the Luxembourg-based operator of ASTRA, one of Europe's leading DTH services; New Skies Satellites N.V.; and Loral Space & Communications Ltd. among others. Intensifying competition in this market may result in lower prices for our services, which may adversely affect our results. Many of the current owners of Intelsat are government-owned monopolies or privatized entities that are the dominant telecommunications companies in their home territories. By virtue of their substantial investment in the Intelsat system and their ties to government regulators, Intelsat's owners have the incentive to, and may be able to, block us from entering certain non-U.S. markets. There has been a trend toward consolidation of major FSS providers as customers increasingly demand more robust distribution platforms with network redundancies and worldwide reach, and we expect to face increased competition as a result of this trend. For example, SES Global now has the world's largest satellite fleet, and the combined entity is now capable of providing service in many of the markets we serve. These and other direct competitors are likely to continue developing and launching satellites with greater power and more transponders, which may create satellite capacity at lower costs. In order to compete effectively, we may have to invest in similar technology.

        In addition, we believe that there are many companies that are seeking ways to improve the ability of existing land-based infrastructure, such as fiber optic cable, to transmit signals. Any significant improvement or increase in the amount of land-based capacity, particularly with respect to the existing fiber optic cable infrastructure and point-to-point applications, may cause our video services customers to shift their transmissions to land-based capacity or make it more difficult for us to obtain new customers. If fiber optic cable networks or other ground-based high-capacity transmission systems are available to service a particular point, that capacity, when available, is generally less expensive than satellite capacity. As land-based telecommunications services expand, demand for some satellite-based services may be reduced.

        Some of our direct and indirect competitors, both those in and outside of the FSS industry, have greater financial resources and operating flexibility than we do. This may permit them to respond better to changes in the industry.

We could be adversely affected if any of our customers default on their obligations to us.

        We rely on a limited number of customers to provide a substantial portion of our revenues and contracted backlog. Defaults by any of these customers could have a significant adverse effect on our revenues, profitability and cash flow. Our customers have in the past defaulted, and may in the future default, on their obligations to us due to bankruptcy, lack of liquidity, operational failure or other reasons. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Management Overview". If a customer defaults on its obligations to us, it could have a material adverse impact on our financial condition and results of operations.

We are exposed to political, economic and other risks that arise from operating a multinational business.

        A significant portion of our business is conducted outside of the United States. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, approximately 60%, 58%, 56% and 56% of our revenues, respectively, were generated from customers outside of the United States. Accordingly, our business is subject to the political, economic and other risks that are inherent in operating in numerous countries. These risks include, but are not limited to:

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  required compliance with a variety of foreign laws and regulations, including telecommunications standards;

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  withholding taxes or other taxes of our foreign income imposed by foreign countries;

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  tariffs or other restrictions on foreign trade or investment, including currency exchange controls, trade protection measures and import or export licensing requirements imposed by foreign countries;

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  fluctuations in exchange rates that may affect the demand for our services and adversely affect the profitability in U.S. dollars of services provided by us in foreign markets where payment for our services is made in the local currency;

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  difficulty in enforcing agreements through foreign legal systems; and

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  changes in general economic and political conditions in countries where we operate and, in the latter case, particularly in emerging markets.

        Our business success depends in part on our ability to anticipate and effectively manage these and other regulatory, economic, social and political risks inherent in international business. We cannot assure you that we will be able to effectively manage these risks or that they will not have a material adverse effect on our international business or on our business as a whole.

Our strategy to selectively pursue complementary acquisitions may present unforeseen integration obstacles or costs.

        We may selectively pursue complementary acquisitions and joint ventures. Acquisitions involve a number of risks and present financial, managerial and operational challenges, including:

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  potential disruption of our ongoing business and distraction of management;

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  difficulty with integration of personnel and financial and other systems;

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  hiring additional management and other critical personnel; and

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  increasing the scope, geographic diversity and complexity of our operations.

        In addition, we may encounter unforeseen obstacles or costs in the integration of acquired businesses. Also, the presence of one or more material liabilities of an acquired company that are unknown to us at the time of acquisition may have a material adverse effect on our business. Our acquisition and joint venture strategy may not be successfully received by customers, and we may not realize any anticipated benefits from acquisitions or joint ventures.

We are a "controlled company" within the meaning established by both of the stock exchanges on which we are considering listing our common stock and, as a result, will qualify for, and intend to rely on, exemptions from certain corporate governance requirements.

        Under the stockholders agreement among our Sponsors, each of the Sponsors is permitted to designate a certain number of directors to our board of directors, and the other Sponsors are obligated to vote in favor of those designees. As a result, and because collectively, our Sponsors will continue to beneficially own a majority of our outstanding common stock following this offering, we will be considered a "controlled company" within the meaning of the corporate governance standards of both of the stock exchanges on which we are considering listing our common stock. Under these rules, a "controlled company" may elect not to comply with certain corporate governance requirements, including (1) the requirement that a majority of the board of directors consist of independent directors,

(2) the requirement that we have a nominating/corporate governance committee that is composed entirely of independent directors and (3) the requirement that we have a compensation committee that is composed entirely of independent directors. Following this offering, we intend to utilize these exemptions. As a result, we will not have a majority of independent directors nor will we have compensation and nominating/corporate governance committees consisting entirely of independent directors. Accordingly, you will not have the same protections afforded to stockholders of companies that are subject to all of the corporate governance requirements of the stock exchanges on which we are considering listing our common stock.

Our Sponsors may have significant influence on our company, including control over decisions that require the approval of equityholders, whether or not such decision is believed by the other equityholders to be in their own best interests.

        After the consummation of this offering, our Sponsors will beneficially own approximately    % of our common stock, or approximately    % of our common stock if the underwriters exercise in full their option to purchase additional shares. As a result, our Sponsors will have the collective ability to control all matters requiring stockholder approval, including the nomination and election of directors, the determination of our corporate and management policies and the determination, without the consent of our other stockholders, of the outcome of any corporate transaction or other matter submitted to our stockholders for approval, including potential mergers or acquisitions, asset sales and other significant corporate transactions. So long as our Sponsors continue to own a majority of our outstanding common stock, they will continue to be able to strongly influence or effectively control our decisions.

Our Sponsors have the ability to compete with us in the future.

        Our Sponsors and certain of their affiliates are in the business of making investments in companies and currently hold, and may from time to time in the future acquire, interests in businesses engaged in the satellite industry that directly or indirectly compete with certain portions of our business. For instance, certain of the Sponsors currently have investments in customers of ours. Furthermore, if they pursue such acquisitions or make further investments in the satellite industry, those acquisition and investment opportunities may not be available to us.

Risks Relating to Our Industry

Once launched and properly deployed, satellites are subject to significant operational risks due to various types of potential anomalies.

        Satellites utilize highly complex technology and operate in the harsh environment of space and, accordingly, are subject to significant operational risks while in orbit. These risks include malfunctions, commonly referred to as anomalies, that have occurred in our satellites and the satellites of other operators as a result of:

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  the satellite manufacturer's error, whether due to the use of new and largely unproven technology or simply due to a manufacturing defect;

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  problems with the power systems of the satellites, including:

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  circuit failures causing reductions in the power output of the solar array panels on the satellites, which could require us to forego the use of some transponders initially and to turn off additional transponders in later years; and/or

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  failure of the cells within the batteries, whose sole purpose is to power the payload and spacecraft operations during the daily eclipse periods which occur for brief periods of time during two 40-day periods around March 21 and September 21 of each year;

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  problems with the control systems of the satellites, including:

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  failure of the primary and/or backup spacecraft control processor, or SCP;

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  failure of the Xenon-Ion Propulsion Systems, or XIPS, used on certain Boeing satellites, which is an electronic propulsion system that maintains the spacecraft's proper in-orbit position; and

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  general failures resulting from operating satellites in the harsh space environment.

        We have experienced anomalies in each of the categories described above. Although we work closely with the satellite manufacturers to determine and eliminate the cause of these anomalies in new satellites and provide for operational redundancies of certain critical components in the satellite to minimize or eliminate service disruptions in the event of failure, we may experience anomalies in the future, whether of the types described above or arising from the failure of other systems or components, and an operational redundancy may not be available upon the occurrence of such an anomaly. In particular, we may experience additional anomalies relating to the failure of the SCP in certain of our Boeing model 601, or BSS 601, satellites (not including our BSS 601 HP satellites), various anomalies associated with XIPS in our BSS 601 HP satellites or a progressive degradation of the solar arrays in certain of our Boeing model 702, or BSS 702, satellites.

        Two BSS 601 satellites that we operated in the past, as well as BSS 601 satellites operated by others, have experienced a failure of the primary and backup SCPs. Two of the BSS 601 satellites that we currently operate have experienced a failure of the primary SCP.

        Certain of the BSS 601 HP satellites have experienced various problems associated with their XIPS. We operate seven satellites of this type. Three of our currently operated BSS 601 HP satellites have experienced failures of both XIPS. We may in the future experience similar problems associated with XIPS or other propulsion systems on our satellites. Based on a review of available data, we recently reduced our estimate of the useful life of one of our BSS 601 HP satellites, PAS-9.

        Two of the three BSS 702 satellites that we operate, as well as BSS 702s of a similar design operated by others, have experienced a progressive degradation of their solar arrays causing a reduction in output power. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. The power reduction may require us to permanently turn off certain transponders on the affected satellites to allow for the continued operation of other transponders, which could result in a loss of revenues, or may result in a reduction of the satellite's useful life. Due to this continued degradation, based on a review of available data, we recently reduced our estimate of the useful lives of both satellites.

        On March 17, 2004, our PAS-6 satellite suffered an anomaly resulting in a loss of power. On April 1, 2004, this satellite experienced another and more significant loss of power. Following that event, we commenced deorbiting the satellite. As a result of the March 17 event, we recorded a non-cash impairment charge of $99.9 million within income from operations in the first quarter of 2004. This resulted in an approximate $63.3 million non-cash charge to net income after taxes. PAS-6 had been previously replaced and, at the time of the anomaly, was being used as a backup for another satellite.

        On August 3, 2004, the secondary XIPS on our Galaxy 10R satellite permanently failed. The primary XIPS on this satellite had previously failed. In the absence of the primary and secondary XIPS, this satellite is expected to operate normally on its available bi-propellant fuel for over three years. Prior to this event, Galaxy 10R was scheduled to have an estimated end of useful life in 2015. As a result, we anticipate an additional depreciation expense of approximately $5 million per year.

        Any single anomaly or series of anomalies could materially and adversely affect our operations, our revenues, our relationship with our current customers and our ability to attract new customers for our satellite services. In particular, future anomalies may result in the loss of individual transponders on a satellite, a group of transponders on that satellite or the entire satellite, depending on the nature of the anomaly and the availability of operational redundancies. Anomalies and our estimate of their future effect may also cause a reduction of the expected useful life of a satellite and contracted backlog. Anomalies may also cause a reduction of the revenues generated by that satellite or the recognition of an impairment loss. Finally, the occurrence of anomalies may adversely affect our ability to insure our satellites at commercially reasonable premiums, if at all. While some anomalies are covered by insurance policies, others are not or may not be covered. See "—Risks Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance".

New satellites are subject to launch failures, the occurrence of which can materially and adversely affect our operations.

        Satellites are subject to certain risks related to failed launches. Of the 38 satellites launched by us or our predecessors since 1983, three have resulted in launch failures. In addition, certain launch vehicles that we have used or are scheduled to use have experienced launch failures in the past. Launch failures result in significant delays in the deployment of satellites because of the need both to construct replacement satellites, which can take 24 months or longer, and to obtain other launch opportunities. Such significant delays could materially and adversely affect our operations and our revenues. Launch vehicles may also underperform, in which case the satellite may still be placed into service by using its onboard propulsion systems to reach the desired orbital location, resulting in a reduction in its useful life. In addition, although we have had launch insurance on all of our launches to date, if we were not able to obtain launch insurance on reasonable terms and a significant launch failure were to occur, our financial condition would be materially and adversely affected.

New or proposed satellites are subject to construction and launch delays, the occurrence of which can materially and adversely affect our operations.

        The construction and launch of satellites are subject to certain delays. Such delays can result from the delays in the construction of satellites and launch vehicles, the periodic unavailability of reliable launch opportunities, possible delays in obtaining regulatory approvals and launch failures. We have in the past experienced delays in satellite construction and launch which have adversely affected our operations. Future delays may have the same effect. A significant delay in the future delivery of any satellite may also adversely affect our marketing plan for the satellite. If satellite construction schedules are not met, a launch opportunity may not be available at the time a satellite is ready to be launched. Further, any significant delay in the commencement of service of any of our satellites could enable customers who pre-purchased or agreed to lease transponder capacity on the satellite to terminate their contracts and could affect our plans to replace an in-orbit satellite prior to the end of its useful life. The failure to implement our satellite deployment plan on schedule could have a material adverse effect on our financial condition and results of operations. Delays in a satellite intended to replace an existing satellite that results in the existing satellite reaching its end of life before being replaced could result in loss of business to the extent an in-orbit backup is not available. We have plans to launch one satellite in the first quarter of 2005, another satellite in the second quarter of 2005 and a third satellite in the third quarter of 2006 that will replace satellites currently in service. These satellites are an important part of our strategy to further develop our HDTV capacity and ultimately achieve HDTV cable neighborhoods. Any delay in the launch of any of these satellites that would cause commencement of service to occur later than the end of life of the satellite it is replacing could adversely affect our financial condition.

The market for satellite insurance has historically fluctuated significantly.

        The price, terms and availability of insurance have fluctuated significantly since we began offering commercial satellite services in 1984. Recently, the cost of obtaining launch and in-orbit policies on satellites have reached historic highs. We expect the cost of obtaining such insurance to continue to remain high and perhaps rise further, and we expect availability to be limited as a result of recent satellite failures and general conditions in the insurance industry, including the continued effects of the September 11 terrorist events. Launch and in-orbit policies on satellites may not continue to be available on commercially reasonable terms or at all. In addition to higher premiums, insurance policies may provide for higher deductibles, shorter coverage periods, higher loss percentages required for constructive total loss claims and additional satellite health-related policy exclusions. For example, while we have in the past been able to obtain launch policies covering a period of three to five years from the date of launch and in-orbit policies covering a period of one to three years from the date of expiration of the applicable launch policy, providers of launch and in-orbit insurance are now unwilling to insure for periods greater than one year.

        An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our operating income by the amount of such increased premiums. Currently, 17 of our 24 satellites are uninsured. As our insurance policies expire, we may elect to reduce or eliminate insurance coverage relating to certain of our satellites to the extent permitted by our debt agreements if we so choose. We may do so if exclusions make such policies ineffective or the costs of coverage make such insurance impractical or if we believe that we can more effectively protect our business through the use of in-orbit spare satellites, backup transponders and self-insurance.

        We also maintain third-party liability insurance. This insurance may not be adequate or available to cover all third-party liability damages that may be caused by any of our satellites, and we may not in the future be able to renew our third-party liability coverage on reasonable terms and conditions, if at all.

The FSS industry is heavily regulated, both in the United States and elsewhere, and such regulation could impede us from executing our business plan.

        We are subject to the regulatory authority of the U.S. government, primarily the Federal Communications Commission, or the FCC, and the national communications authorities of the countries in which we operate. If we do not obtain all requisite regulatory approvals for the construction, launch and operation of any of our future satellites and for the orbital slots planned for these satellites or, the licenses obtained impose operational restrictions on us, or permit interference which could affect the use of our satellites, our business, financial condition and results of operations could be materially adversely affected. In addition, we may not continue to coordinate successfully any or all of our satellites under FCC procedures domestically and under procedures of the International Telecommunication Union, or ITU, internationally. Such coordination is required in connection with domestic and international procedures that are intended to avoid interference to or from other satellites. In addition, the export of satellites and technical information related to satellites, earth station equipment and provision of services to certain countries are subject to State Department, Commerce Department and Treasury Department regulations, which could adversely affect or delay our ability to sell our services to non-U.S. customers.

        More specifically, the risks of government regulation include:

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  the FCC reserves the right to require satellites within its jurisdiction to be relocated to a different orbital location if it determines that re-location is in the public interest;

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  our ability to replace an existing satellite with a new satellite is typically subject to FCC approval;

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  governments, including the U.S. government, have the ability to regulate satellite and terrestrial transmissions that have the potential to interfere with government operations, or other satellite or terrestrial commercial operations and such regulation could interfere with our contractual obligations to customers; and

  •
  currently unused orbital slots that have been granted to us may be revoked by the FCC if we do not utilize such slots prior to their expiration dates, as was the case with two slots previously granted to us that were revoked in 2000.

        Because the regulatory schemes vary by country, we may be subject to regulations in foreign countries of which we are not presently aware. If that were to be the case, we could be subject to sanctions by a foreign government that could materially and adversely affect our operations in that country. There can be no assurance that any current regulatory approvals held by us are, or will remain, sufficient in the view of foreign regulatory authorities, or that any additional necessary approvals will be granted on a timely basis, or at all, in all jurisdictions in which we wish to operate our satellites, or that applicable restrictions in those jurisdictions will not be unduly burdensome. The failure to obtain the authorizations necessary to operate our satellites internationally could have a material adverse effect on our financial condition and results of operations.

The FSS industry has recently experienced flat demand for video services and pricing pressures and overcapacity in certain markets, which could affect us materially and adversely.

        The FSS industry has demonstrated certain weaknesses recently: demand for video services in many of the global markets we serve has been relatively flat; pricing pressure has been experienced in certain international markets due to overcapacity and regional economic downturns; and some of our existing international DTH services customers are in the process of rationalizing their cost structures, including satellite capacity costs, to match their existing and projected revenues. In addition, anticipated increases in demand, including with respect to HDTV services, may fail to materialize to the extent we expect. Any of these industry dynamics could negatively affect our operations and financial condition.

Risks Relating to This Offering and our Common Stock

There is no existing market for our common stock, and we cannot assure you that an active trading market will develop to provide you with adequate liquidity.

        Prior to this offering, there has been no public market for our common stock, and there can be no assurance that an active trading market will develop and continue upon completion of this offering to provide you with adequate liquidity or that the market price for our common stock will not decline below the initial public offering price. The initial public offering price will be determined through negotiations among the underwriters and us. The initial public offering price of our common stock will be based on numerous factors and may not be indicative of the market price for our common stock after the initial public offering. Factors such as variations in our actual or anticipated operating results, changes in, or failure to meet, earnings estimates of securities analysts, failure to pay cash dividends at anticipated levels, regulatory actions and general economic and securities market conditions, among other factors, could cause the market price of our common stock to decline below the initial public offering price.

Future sales of shares of our common stock in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our common stock.

        The market price of our common stock could decline as a result of sales of a large number of shares of our common stock in the market after this offering or the perception that these sales could occur. These sales, or the possibility that these sales may occur, also might make it more difficult for us to sell equity securities in the future at a time and at a price that we deem appropriate.

        Sales of our common stock will be restricted by lock-up agreements that all of our directors, our executive officers and the Sponsors will enter into with the underwriters and with us. The lock-up agreements will restrict our directors, our executive officers and the Sponsors, from selling or otherwise disposing of any shares of our common stock for a period of 180 days after the date of this prospectus (subject to specified exceptions) without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters. In addition, pursuant to the management stockholder's agreements entered into by us and our management stockholders, our management stockholders may not sell or otherwise dispose of any of their respective shares of our common stock, subject to certain exceptions, for a period of 180 days after the date of this prospectus. Although there is no present intent or arrangement to do so, all or any portion of the shares may be released from the restrictions in the lock-up agreements and those shares would then be available for resale in the market. Any release would be considered on a case by case basis.

        After this offering, we will have approximately            million shares of common stock outstanding. Of those shares, the            million shares being sold in this offering will be freely tradeable. The approximately            shares that were outstanding immediately prior to this offering will be eligible for resale from time to time after the expiration of the 180-day lock-up period, subject to contractual restrictions and restrictions under the Securities Act of 1933, as amended. Approximately            of those shares may be sold subject to the volume, manner of sale and other conditions of Rule 144 and approximately            of those shares may be sold freely pursuant to Rule 144(k) if they have been held for at least 2 years. Under the terms of the registration rights agreement, the Sponsors, which will beneficially own            shares after this offering will have the ability to cause us to register the resale of their respective shares. In addition, the Sponsors and the management stockholders will have the ability to exercise certain piggyback registration rights in connection with other registered offerings.

        In addition, approximately            shares have been reserved for future issuance under the 2004 Stock Option Plan and approximately            shares have been reserved for future issuance under the 1997 Stock Option Plan, including approximately            shares issuable upon the exercise of presently outstanding stock options. Approximately            of these outstanding stock options are currently vested. Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register the sale of shares issued or issuable upon the exercise of all these stock options. Subject to the exercise of issued and outstanding options and contractual restrictions, shares registered under the registration statement on Form S-8 will be available for sale into the public market after the expiration of the 180-day lock-up agreements.

        In the future, we may issue our common stock in connection with acquisitions, investments or repayment of our debt or for other purposes. The amount of such common stock issued could constitute a material portion of our then outstanding common stock.

Certain provisions in our amended and restated certificate of incorporation may prevent efforts by our stockholders to change the direction or management of our company.

        Provisions contained in our amended and restated certificate of incorporation could make it more difficult for a third party to acquire us, even if doing so might be beneficial to our stockholders. For example, our amended and restated certificate of incorporation authorizes our board of directors to determine the rights, preferences, privileges and restrictions of unissued series of preferred stock, without any vote or action by our stockholders. We could issue a series of preferred stock that could impede the completion of a merger, tender offer or other takeover attempt. These provisions may discourage potential acquisition proposals and may delay, deter or prevent a change of control of our company, including through transactions, and, in particular, unsolicited transactions, that some or all of our stockholders might consider to be desirable. As a result, efforts by our stockholders to change the direction or management of our company may be unsuccessful.

The market price of our common stock may be volatile, which could cause the value of your investment to decline.

        Securities markets worldwide experience significant price and volume fluctuations. This market volatility, as well as general economic, market or political conditions, could reduce the market price of our common stock in spite of our operating performance. In addition, our operating results could be below the expectations of public market analysts and investors, and in response, the market price of our common stock could decrease significantly. You may be unable to resell your shares of our common stock at or above the initial public offering price.

The book value of shares of common stock purchased in the offering will be immediately diluted.

        As of September 30, 2004 on a pro forma as adjusted basis after giving effect to the Contribution and the Offering, we had a net tangible book value of $                      million, or $                      per share. Investors who purchase common stock in the offering will be diluted by $                      per share after giving effect to the Offering. We also have a large number of outstanding stock options to purchase common stock with exercise prices that are below the estimated initial public offering price of the common stock. To the extent that these options are exercised, there will be further dilution.

USE OF PROCEEDS

        We estimate that our net proceeds from the sale of            shares of common stock being offered hereby, after deducting underwriting discounts, estimated offering expenses and a fee paid to the Sponsors for terminating the management services agreements, will be approximately $934.3 million assuming the shares are offered at $        per share, which is the midpoint of the estimated offering price range set forth on the cover page of this prospectus. We intend to use:

  •
  approximately $345.2 million of the net proceeds to repay a portion of the outstanding borrowings under PanAmSat's Term Loan A Facility and pay accrued interest thereon;

  •
  approximately $389.1 million of the net proceeds to redeem $353.5 million, or 35%, of PanAmSat's $1,010 million aggregate principal amount of 9% senior notes and pay accrued interest and a related redemption premium thereon; and

  •
  $200 million of the net proceeds to pay a dividend that will be declared prior to the consummation of this offering and is payable promptly following the consummation of this offering to our existing stockholders.

        We intend to use the net proceeds from any shares sold pursuant to the underwriters' option to purchase additional shares, less the underwriting discounts and commissions, to repay additional borrowings under the Term Loan A Facility of up to $114.3 million, assuming the shares are offered at $    per share, which is the mid-point of the estimated offering price range set forth on the cover page of this prospectus. Investors purchasing shares of our common stock in this offering will not receive any dividends from the net proceeds from this offering.

        The borrowings under the Term Loan A Facility mature on August 20, 2009. The borrowings under the Term Loan A Facility accrue interest, at PanAmSat's option, at either adjusted LIBOR plus 2.50% each year or the alternate base rate plus 1.50% each year, with such applicable margins subject to reduction if PanAmSat attains certain leverage ratios. As of September 30, 2004, the Term Loan A Facility accrued interest at the rate of approximately 4.3% per year.

        PanAmSat's 9% senior notes accrue interest at 9% per year and mature on August 15, 2014.

        The borrowings under the Term Loan A Facility and the proceeds received by PanAmSat from the offering of the 9% senior notes were used, together with other related financings and transactions, to recapitalize PanAmSat. See "The Transactions".

DIVIDEND POLICY AND RESTRICTIONS

General

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders, rather than retaining such cash for other purposes. This policy reflects our judgment that our stockholders would be better served if we distributed to them a substantial portion of the cash generated by our business.

        We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investment. For further discussion of the relationship of our dividend policy to our ability to pursue potential growth opportunities, see "—Assumptions and Considerations" below.

        In accordance with our dividend policy, we currently intend to pay an initial dividend of $    per share on or about            , 2005 and to continue to pay quarterly dividends at an annual rate of $    per share for the first four full fiscal quarters following the closing of this offering (the "Initial Four Quarters").

        In determining our expected initial dividend level, we reviewed and analyzed, among other things:

  •
  our operating and financial results in recent years, including in particular the fact that our Adjusted EBITDA was $578.2 million in 2001; $621.0 million in 2002; $633.0 million in 2003; and $625.2 million in the twelve months ended September 30, 2004;

  •
  our anticipated capital expenditure requirements;

  •
  our expected other cash needs, primarily related to working capital requirements;

  •
  the terms of our debt instruments, in particular, PanAmSat's senior secured credit facilities, the indenture governing PanAmSat's 9% senior notes and the indenture governing the Issuer's senior discount notes;

  •
  other potential sources of liquidity, including working capital and the possibility of asset sales; and

  •
  various other aspects of our business.

        However, as described more fully below, you may not receive dividends in the intended amounts or at all, as a result of the following factors:

  •
  we may not have enough cash to pay dividends due to changes in our operating earnings, capital expenditure requirements, working capital requirements and other anticipated cash needs;

  •
  while the dividend policy adopted by our board of directors contemplates the distribution of a substantial portion of our cash available to pay dividends, our board of directors could modify or revoke this policy at any time;

  •
  even if our dividend policy is not modified or revoked, the actual amount of dividends distributed under the policy and the decision to make any distribution will remain at all times entirely at the discretion of our board of directors;

  •
  the amount of dividends that we may distribute is limited by restricted payments covenants in PanAmSat's senior secured credit facilities, the indenture governing PanAmSat's 9% senior notes, the indenture governing the Issuer's senior discount notes and, potentially, the terms of any future indebtedness that we may incur;

  •
  the amount of dividends that we may distribute is subject to restrictions under Delaware law; and

  •
  our stockholders have no contractual or other legal right to dividends, and we are not otherwise required to pay dividends.

        We have no history of paying dividends out of our cash flow. Dividends on our common stock will not be cumulative.

Minimum Adjusted EBITDA

        We do not as a matter of course make public projections as to future sales, earnings, or other results. However, our management has prepared the estimated financial information set forth below to present the estimated cash available to pay dividends based on estimated minimum Adjusted EBITDA. The accompanying estimated financial information was not prepared with a view toward complying with the Public Company Accounting Oversight Board guidelines with respect to prospective financial information, but, in the view of our management, was prepared on a reasonable basis, reflects the best currently available estimates and judgments, and presents, to the best of management's knowledge and belief, our expected course of action and our expected future financial performance. However, this information is not fact and should not be relied upon as being necessarily indicative of future results, and you are cautioned not to place undue reliance on the estimated financial information.

        Neither our independent registered public accounting firm nor any other independent registered public accounting firm has compiled, examined, or performed any procedures with respect to the estimated financial information contained herein, nor have they expressed any opinion or any other form of assurance on such information or its achievability, and assume no responsibility for, and disclaim any association with, the estimated financial information.

        The assumptions and estimates underlying the estimated financial information below are inherently uncertain and, though considered reasonable by our management as of the date of its preparation, are subject to a wide variety of significant business, economic, and competitive risks and uncertainties, including those described under "Risk Factors" and "Special Note Regarding Forward-Looking Statements." Accordingly, there can be no assurance that the estimated financial information is indicative of our future performance or that the actual results will not differ materially from the estimated financial information presented below.

        We believe that in order to fund dividends on our common stock for the Initial Four Quarters at the level described above solely from cash generated by our business, our Adjusted EBITDA for the Initial Four Quarters would need to be at least $     million. As described under "Assumptions and Considerations" below, we believe that our minimum Adjusted EBITDA for the Initial Four Quarters will be at least $         million, and we have determined that our assumptions as to cash capital expenditures, cash interest expense on indebtedness, cash income taxes, satellite incentive obligations and working capital and other cash expenses are reasonable. We have also determined that if our Adjusted EBITDA for such period is at or above this level, we would be permitted to pay dividends at the level described above under the restricted payments covenants in PanAmSat's senior secured credit facilities (as proposed to be amended), the indenture governing PanAmSat's 9% senior notes and the indenture governing the Issuer's senior discount notes.

        The following table sets forth our calculation illustrating that $         million of Adjusted EBITDA for the Initial Four Quarters would be sufficient to fund dividends at the level described above for the Initial Four Quarters and would (1) satisfy the total leverage and interest coverage covenants in PanAmSat's senior secured credit facilities (as proposed to be amended) and (2) permit us to pay dividends at our anticipated level under the leverage ratio requirements contained in the restricted payments covenants in PanAmSat's senior secured credit facilities (as proposed to be amended) and the indenture governing PanAmSat's 9% senior notes.

Amount
(In thousands)
Estimated Cash Available to Pay Dividends on Common Stock Based on Minimum Adjusted EBITDA
Minimum Adjusted EBITDA	$
Less:
Estimated cash capital expenditures(1)
Estimated cash interest expense on indebtedness(2)
Estimated working capital requirements and other cash expenses(3)
Estimated cash payments of satellite incentive obligations(4)
Estimated cash income taxes(5)
Estimated cash available to pay dividends on outstanding common stock(6)	$
Estimated total leverage ratio derived from the above(7)		x
Estimated interest coverage ratio derived from the above(8)		x

        The following table illustrates, for our fiscal year ended December 31, 2003 and for the twelve months ended September 30, 2004, the amount of cash that would have been available for distribution to the Issuer's common stockholders on a pro forma basis after giving effect to the Recapitalization, the Contribution and the Offering, subject to the assumptions described in the table. Financial information for the twelve months ended September 30, 2004 has been derived by adding the financial data for the year ended December 31, 2003 to the financial data for the nine months ended September 30, 2004 and subtracting the financial data for the nine months ended September 30, 2003, each appearing elsewhere in this prospectus.

	Issuer
	Pro Forma Year Ended December 31,	Pro Forma Twelve Months Ended September 30,
	2003	2004
	(In thousands)
Pro Forma Cash Available to Pay Dividends
Net income (loss)	$67,740	$(111,553)
Interest expense, net	221,204	239,533
Income tax expense (benefit)	(2,670)	(127,710)
Depreciation and amortization	312,833	301,608

EBITDA	599,107	301,878
Adjustment of sales-type leases to operating leases(9)	22,858	24,972
Satellite impairment(10)	—	99,946
Effect of Galaxy 10R anomaly	—	9,090
Restructuring charges(11)	4,227	7,345
Reserves for long-term receivables and sales-type lease adjustments(12)	(632)	21,675
Transaction-related costs(13)	—	155,035
Investments and other items(14)	7,487	5,259

Adjusted EBITDA	633,047	625,200
Cash capital expenditures(1)	(84,640)	(102,179)
Cash interest expense on indebtedness(2)	(170,897)	(170,897)
Insurance proceeds(15)	102,649	389,564
Working capital requirements and other cash expenses(3)	(22,741)	1,763
Cash payments of satellite incentive obligations(4)	(21,681)	(22,500)
Cash income taxes(5)	8,196	3,100

Cash Available to Pay Dividends	$443,933	$724,051

(1)
The majority of our capital expenditures relate to our satellite fleet. For the year ended December 31, 2003 and the twelve months ended September 30, 2004, our capital expenditures were approximately $104.1 million and $125.2 million, respectively. We expect capital expenditures for the Initial Four Quarters to be approximately $       million. The expected level of capital expenditures for the Initial Four Quarters is based upon expected launches for Galaxy 14 and Galaxy 15 and ongoing satellite construction programs for Galaxy 16 and Galaxy 17, as well as expected commencement of construction on Galaxy 18 and a replacement for PAS 6B. Each of these satellites are scheduled replacements for existing satellites in our fleet.

Cash capital expenditures are defined as capital expenditures less capitalized interest and non-cash satellite incentive principal payments that are included in capital expenditures under GAAP. These amounts were $19.5 million and $23.0 million for the year ended December 31, 2003 and the twelve months ended September 30, 2004, respectively, and are estimated to be $     million for the Initial Four Quarters. See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Capital Expenditures".

(2)
Assumes interest at a weighted average rate of 4.3% (based on assumed LIBOR of 1.6%) on $2,113.9 million outstanding borrowings under PanAmSat's senior secured credit facilities and cash interest of 9% per year on PanAmSat's 9% senior notes. The $416 million aggregate principal amount at maturity of the senior discount notes issued by the Issuer will not require cash interest payments to be made until November 1, 2009.

For the year ended December 31, 2003 and the twelve months ended September 30, 2004, amounts include capitalized interest of $13.8 million and $6.8 million, respectively. We expect capitalized interest for the Initial Four Quarters to be approximately $     million.

(3)
For the year ended December 31, 2003 and the twelve months ended September 30, 2004, amounts include working capital requirements of $(2.5) million and $6.8 million, respectively. We expect working capital requirements for the Initial Four Quarters to be approximately $         million. For the year ended December 31, 2003 and the twelve months ended September 30, 2004, other cash expenses include cash payments relating to acquisitions of $20.2 million and $5.0 million, respectively.

(4)
For the year ended December 31, 2003 and the twelve months ended September 30, 2004, amounts consist of cash satellite incentive principal payments of $11.8 and $12.7 million, respectively, and related interest of $9.9 million and $9.8 million, respectively. We expect cash satellite incentive principal payments and related interest for the Initial Four Quarters to be approximately $            million.

(5)
We do not expect to have to pay any material cash income taxes during the Initial Four Quarters after giving effect to the Offering and assuming $         million of minimum Adjusted EBITDA for the Initial Four Quarters. We may be required to pay cash income taxes in future taxable periods, which would reduce our after-tax cash flow available for payment of dividends and may require us to reduce dividend payments on our common stock in such future periods. Cash income taxes include foreign withholding taxes.

(6)
The table below sets forth the assumed number of outstanding shares of common stock upon the closing of this offering and the estimated per share and aggregate dividend amounts payable on such shares during the Initial Four Quarters.

Dividends
Number of Shares
		Per Share	Aggregate
(in thousands)
Estimated dividends on our outstanding common stock		$	$

Assuming all options remaining outstanding following this offering are exercised at the weighted average exercise price as of the closing, the aggregate dividend amounts payable during the Initial Four Quarters would be approximately $     million (approximately $     million if the over-allotment option is exercised in full).

(7)
Total leverage ratio is calculated as consolidated total debt (as defined in PanAmSat's senior secured credit facilities) divided by Adjusted EBITDA. See "—Restrictions on Payment of Dividends—PanAmSat's Senior Secured Credit Facilities".

(8)
Interest coverage ratio is calculated as Adjusted EBITDA divided by consolidated interest expense (as defined in PanAmSat's senior secured credit facilities). See "—Restrictions on Payment of Dividends—PanAmSat's Senior Secured Credit Facilities".

(9)
Adjustment of sales-type leases to operating leases represents the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.

(10)
Satellite impairment represents the pre-tax non-cash impairment charge related to the anomalies experienced by our PAS-6 satellite during the three months ended March 31, 2004, which resulted in this satellite being de-orbited on April 2, 2004. See Note 4 "PAS-6 and Galaxy 10R Impairment Losses" to PanAmSat's unaudited consolidated financial statements appearing elsewhere in this prospectus.

(11)
Restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. See Note 9 "Facilities Restructuring and Severance Costs" to PanAmSat's unaudited consolidated financial statements appearing elsewhere in this prospectus.

(12)
For the year ended December 31, 2003, reserves for long-term receivables and sales-type lease adjustments represents the receipt of customer payments related to balances previously reserved for, as well as reductions in the reserves for sales-type leases due to our belief that certain customers had improved their credit outlook. The reserve reductions and collections were partially offset by amounts reserved for during this period. For the twelve months ended September 30, 2004, the adjustment represents the write-off of the long-term receivable balances due from a customer of $28.1 million, partially offset by the reversal of reserves established in relation to our sales-type leases during the three months ended September 30, 2004.

(13)
For the twelve months ended September 30, 2004, amounts represent costs incurred in relation to the Recapitalization. These costs consisted of $138.2 million related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives, and the remainder relating to the proxy solicitation and other costs.

(14)
Investments that are accounted for using the cost method have been reserved to reflect our assessment of their current market value. For the year ended December 31, 2003, other items consist of (i) $2.2 million of management retention bonus, (ii) $1.8 million of non-cash stock compensation expense, (iii) $1.8 million reserve for investments, (iv) $1.6 million of transaction costs related to acquisitions not consummated and (v) $1.5 million of loss on disposal of assets, partially offset by $1.4 million of gain related to the termination of the Galaxy 8-iR construction contract. For the twelve months ended September 30, 2004, other items consist of (i) $2.2 million of management retention bonus, (ii) $2.5 million of non-cash stock compensation expense, (iii) $1.8 million reserve for investments, (iv) $0.8 million of transaction costs related to acquisitions not consummated, (v) $0.2 million loss from an investment accounted for by the equity method, (vi) $0.2 million of expenses for management advisory services from the Sponsors and (vii) $0.1 million loss on disposal of assets, partially offset by $2.5 million of non-cash reserve adjustments.

(15)
Amounts relate to cash proceeds received from insurance claims relating to our satellites. The ability to apply insurance proceeds to pay dividends may be limited under the terms of our existing indebtedness.

Assumptions and Considerations

        Based on a review and analysis conducted by our management and our board of directors, we believe that our minimum Adjusted EBITDA for the Initial Four Quarters will be at least $             million, and we have determined that the assumptions in the above tables as to capital expenditures, cash interest expense, income taxes and working capital are reasonable. We considered numerous factors in establishing our belief concerning the minimum Adjusted EBITDA required to support our dividend policy, including the following factors:

  •
  A substantial portion of our contracted backlog relates to contracts which are typically long-term and non-cancelable, with early termination or cancellation by the customer resulting in a significant cash obligation payable to us.

  •
  Of the $5.13 billion of contracted backlog at September 30, 2004, approximately $721.0 million is contracted for receipt in the Initial Four Quarters.

  •
  Our pro forma Adjusted EBITDA of $633.0 million and $625.2 million for the year ended December 31, 2003 and the twelve months ended September 30, 2004, respectively.

  •
  Our capital expenditures of $294.3 million, $104.1 million and $125.2 million for fiscal years 2002 and 2003 and for the twelve months ended September 30, 2004, respectively, and our expected capital expenditures of $150 million and $           million for fiscal 2004 and for the Initial Four

    Quarters, respectively. This increase in expected capital expenditures in 2004 over 2003 is due in part to upcoming launches of two replacement satellites during 2005 (Galaxy 14 and Galaxy 15), the ongoing construction programs associated with two replacement satellites for our North American fleet (Galaxy 16 and Galaxy 17), and our expected commencement of construction of Galaxy 18.

  •
  Our operating costs and expenses are largely fixed in nature, with no significant incremental costs incurred once our satellites are launched.

  •
  We have analyzed the impact of our intention to pay dividends at the level described above on our operations and performance during the two years ended December 31, 2003 and the nine months ended September 30, 2004 and have determined that PanAmSat's revolving credit facility would have had sufficient capacity to finance any fluctuations in working capital and other cash needs, including the payment of dividends at the levels described above. We currently do not intend to borrow under PanAmSat's revolving credit facility to pay dividends.

        We have also assumed:

  •
  that our general business climate, including such factors as customer demand for our services, the level of competition we experience and our regulatory environment, will remain consistent with previous periods;

  •
  that LIBOR, on which, at PanAmSat's option, interest is based for PanAmSat's senior secured credit facilities, will not increase beyond currently anticipated amounts;

  •
  the absence of extraordinary business events, such as new industry-altering technological developments or adverse regulatory developments, that may adversely affect our business, results of operations or anticipated capital expenditures; and

  •
  that no satellite anomalies or service interruptions resulting in lost revenues or increased or accelerated expenses or capital expenditure requirements occur beyond the capabilities of our existing and planned on-going satellite operations monitoring and management, on-board redundancies for critical systems and reserved capacity on our satellites, in-orbit and on-ground backup satellites and insurance.

        If our Adjusted EBITDA for the Initial Four Quarters were to fall below the $             million level (or if our assumptions as to capital expenditures or interest expense are too low or if other assumptions stated above were to prove incorrect), we may need to either reduce or eliminate dividends or, to the extent we were permitted to do so under our indebtedness, to fund a portion of our dividends with borrowings or from other sources. If we were to use working capital or permanent borrowings to fund dividends, we would have less cash and/or borrowing capacity available for future dividends and other purposes, which could negatively impact our financial condition, our results of operations, our liquidity and our ability to maintain or expand our business. In addition, to the extent we finance capital expenditures with indebtedness, we will begin to incur incremental debt service obligations.

        We cannot assure you that our Adjusted EBITDA will in fact equal or exceed the minimum level set forth above, and our belief that it will equal or exceed such level is subject to all of the risks, considerations and factors identified in other sections of this prospectus, including those identified in the section entitled "Risk Factors."

        As noted above, we have estimated our initial dividend level and the minimum Adjusted EBITDA required to pay dividends at that level only for the Initial Four Quarters. Moreover, we cannot assure you that we will pay dividends during or following such period at the level estimated above, or at all. Dividend payments are within the absolute discretion of our board of directors and will be dependent upon many factors and future developments that could differ materially from our current expectations.

Over time, our capital and other cash needs will invariably be subject to uncertainties, which could affect the level of any dividends we pay in the future.

        In accordance with our dividend policy, we intend to distribute, as dividends to our stockholders, a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on indebtedness and capital expenditures. We believe that our dividend policy will limit, but not preclude, our ability to pursue growth. If we continue paying dividends at the level currently anticipated under our dividend policy, we expect that we would need additional financing to fund significant acquisitions or to pursue growth opportunities requiring capital expenditures significantly beyond our current expectations. Such additional financing could include, among other transactions, the issuance of additional shares of common stock. However, we intend to retain sufficient cash after the distribution of dividends to permit the pursuit of growth opportunities that do not require material capital investments. Management currently has no specific plans to make a significant acquisition or to increase capital spending to expand our business materially. However, management will evaluate potential growth opportunities as they arise and, if our board of directors determines that it is in our best interest to use cash that would otherwise be available for distribution as dividends to pursue an acquisition opportunity, to materially increase capital spending or for some other purpose, the board would be free to depart from, or change, our dividend policy at any time. Management currently does not anticipate pursuing growth opportunities, including acquisitions, unless they are expected to be at least neutral or accretive to our ability to pay dividends to the holders of our common stock.

        Our intended policy to distribute rather than retain a significant portion of the cash generated by our business as regular quarterly dividends is based upon our current assessment of our financial performance, our cash needs and our investment opportunities. If these factors were to change based on, for example, operational, competitive or technological developments (which could increase our need for capital expenditures) or new investment opportunities, we would need to reassess our dividend policy.

Restrictions on Payment of Dividends

Delaware Law

        Under Delaware law, our board of directors may declare dividends only to the extent of our "surplus" (which is defined as total assets at fair market value minus total liabilities, minus statutory capital), or if there is no surplus, out of our net profits for the then current and/or immediately preceding fiscal years. The value of a corporation's assets can be measured in a number of ways and may not necessarily equal their book value. The value of our capital may be adjusted from time to time by our board. Our board of directors may base this determination on our financial statements, a fair valuation of our assets or another reasonable method. Although we believe we will be permitted to pay dividends at the anticipated levels during the Initial Four Quarters in compliance with Delaware law, our board of directors will periodically seek to assure itself that the statutory requirements will be met before actually declaring dividends. In future periods, our board of directors may seek opinions from outside valuation firms to the effect that our solvency or assets are sufficient to allow payment of dividends, and such opinions may not be forthcoming. If we sought and were not able to obtain such an opinion, we likely would not be able to pay dividends.

PanAmSat's Senior Secured Credit Facilities

        Under PanAmSat's senior secured credit facilities, so long as there is no default or event of default (as defined therein), PanAmSat is permitted to pay dividends in an aggregate amount equal to the "Applicable Amount." The Applicable Amount for dividends is calculated as $75 million, plus, if PanAmSat's leverage ratio is below 5.5x, 50% of cumulative consolidated net income available to stockholders (which is defined as consolidated net income less dividends for the period from August 20, 2004 to the most recently completed fiscal quarter), plus the amount of any capital contributions to PanAmSat in cash (which will include the amount of the net proceeds from this offering contributed to PanAmSat to redeem a portion of its 9% senior notes and repay a portion of the borrowings under its Term Loan A Facility), less any prior use of the Applicable Amount for prior dividend payments, subordinated debt repayment, intercompany investments in non-guarantors or other investments such as joint ventures.

        Under the credit agreement governing PanAmSat's senior secured credit facilities, the total leverage ratio is calculated as consolidated total debt (defined as the sum of all indebtedness for borrowed money of PanAmSat and its restricted subsidiaries (as defined in the credit agreement) outstanding and all capitalized lease obligations of PanAmSat and its restricted subsidiaries outstanding less the aggregate amount of cash included in the cash accounts listed on the consolidated balance sheet of PanAmSat and its restricted subsidiaries to the extent the use thereof for application to payment of indebtedness is not prohibited by law or any contract to which PanAmSat or any of its restricted subsidiaries is a party) divided by Adjusted EBITDA.

        PanAmSat may not pay any dividends if a default or an event of default under the senior secured credit facilities has occurred and is continuing. In particular, under PanAmSat's senior secured credit facilities, it would be an event of default if:

  •
  PanAmSat's total leverage ratio, as defined above, for the four-quarter period ended on the last day of any fiscal quarter is greater than the ratio set forth opposite such period below:

Period	Ratio
October 1, 2004 through September 30, 2005	6.75 to 1.00
October 1, 2005 through September 30, 2006	6.50 to 1.00
October 1, 2006 through September 30, 2007	6.25 to 1.00
October 1, 2007 through September 30, 2008	6.00 to 1.00
October 1, 2008 through September 30, 2009	5.50 to 1.00
October 1, 2009 through September 30, 2010	5.00 to 1.00
October 1, 2010 through June 30, 2011	4.50 to 1.00
July 1, 2011 and thereafter	4.50 to 1.00
  •
  PanAmSat's interest coverage ratio, as defined above, is less than the ratio set forth opposite such period below:

Period	Ratio
October 1, 2004 through December 31, 2007	2.00 to 1.00
January 1, 2008 through December 31, 2009	2.10 to 1.00
January 1, 2010 and thereafter	2.20 to 1.00

        See "Description of Indebtedness" for a more complete description of the covenants contained in PanAmSat's senior secured credit facilities. As the Issuer depends on dividends from PanAmSat to make dividend payments on the Issuer's common stock, if PanAmSat is unable to make dividend payments to the Issuer, the Issuer may not be able to pay dividends on its common stock.

        Concurrent with the consummation of this offering, we intend to amend the senior secured credit facilities to permit additional availability under the restricted payments convenant. The amendment of the senior secured credit facilities and this offering are conditioned upon each other.

PanAmSat's 9% Senior Notes due 2014

        We believe we will be permitted to fund dividends at the level described above for the Initial Four Quarters under the indenture governing PanAmSat's 9% senior notes. Under this indenture PanAmSat is restricted from paying dividends to the Issuer unless, at the time of such payment: (i) no "default" or "event of default" (as defined in the indenture) has occurred and is continuing or would occur as a consequence thereof; (ii) immediately after giving effect to such payment on a pro forma basis, PanAmSat would have a leverage ratio less than or equal to 5.5 to 1.0; and (iii) such payment, together with the aggregate amount of all other "restricted payments" (as defined in the indenture) made by PanAmSat and its "restricted subsidiaries" (as defined in the indenture) after August 20, 2004, subject to certain exceptions, is less than the amount equal to the difference between the "cumulative credit" and 1.4x "cumulative interest expense." The leverage ratio under the indenture means the ratio of "consolidated total indebtedness" (as defined in the indenture) as of the date of calculation to the Adjusted EBITDA for the four full consecutive fiscal quarters immediately preceding such date of calculation. Cumulative credit is defined under the indenture as the sum of, among other things, (i) the aggregate net cash proceeds and the fair market value of non-cash proceeds received by PanAmSat from the issue or sale of any class of equity interests in PanAmSat after August 20, 2004 and (ii) cumulative Adjusted EBITDA from and after the first day of the quarter ended September 30, 2004, to the end of the fiscal quarter immediately preceding the date of the proposed restricted payment, or, if cumulative Adjusted EBITDA for such period is negative, minus the amount by which the cumulative Adjusted EBITDA is less than zero.

        Notwithstanding such restriction, the indenture permits the payment of dividends on PanAmSat's common stock, following this initial public offering of the Issuer's common stock, of up to 6% per year of the net cash proceeds received by or contributed to PanAmSat from any public offering. The indenture also permits an aggregate of $100.0 million of restricted payments without restriction. These permitted exceptions are available whether or not there is availability under the above-described formula or the conditions to its use are met.

Issuer's Senior Discount Notes

        We believe we will be permitted to fund dividends at the level described above for the Initial Four Quarters under the indenture governing the Issuer's senior discount notes. Under the indenture, the Issuer is restricted from paying dividends on its common stock unless, at the time of such payment: (i) no "default" or "event of default" (as defined in the indenture) has occurred and is continuing or would occur as a consequence thereof; and (ii) such payment, together with the aggregate amount of all other "restricted payments" (as defined in the indenture) made by the Issuer and its "restricted subsidiaries" (as defined in the indenture) after August 20, 2004, subject to certain exceptions, is less than the amount equal to the difference between the "cumulative credit" and 1.3x "cumulative interest expense." Cumulative credit is defined under the indenture as the sum of, among other things, (i) the aggregate net cash proceeds and the fair market value of non-cash proceeds received by the Issuer from the issue or sale of any class of equity interests in the Issuer after August 20, 2004 and (ii) cumulative Adjusted EBITDA from and after July 1, 2004, to the end of the fiscal quarter immediately preceding the date of the proposed restricted payment, or, if cumulative Adjusted EBITDA for such period is negative, minus the amount by which the cumulative Adjusted EBITDA is less than zero.

        Notwithstanding such restriction, the indenture permits the payment of dividends on the Issuer's common stock, following this initial public offering of the Issuer's common stock, of up to 6% per year of the net cash proceeds received by or contributed to the Issuer from any public offering. The indenture also permits an aggregate of $200.0 million of restricted payments without restriction. These permitted exceptions are available whether or not there is availability under the above-described formula or the conditions to its use are met.

CAPITALIZATION

        The following table sets forth the capitalization of the Issuer as of September 30, 2004:

  •
  on a pro forma basis to give effect to the Contribution; and

  •
  on a pro forma as adjusted basis to give effect to the Contribution and the Offering, including the one for    reverse stock split which we expect to effect immediately prior to the consummation of this offering.

        The information should be read in conjunction with "Management's Discussion and Analysis of Financial Condition and Results of Operations", "Unaudited Pro Forma Condensed Consolidated Financial Information" and the consolidated financial statements and related notes appearing elsewhere in this prospectus.

	As of September 30, 2004
	Pro Forma(1)	Pro Forma As Adjusted
	(In millions)
Debt (including current maturities):
PanAmSat Holding Corporation:
10 3/8% Senior Discount Notes due 2014(2)	$250.0	$250.0
PanAmSat Corporation:
Senior secured credit facilities(3)	2,458.8	2,113.9
8 1/2% Senior Notes due 2012	1.2	1.2
6 1/8% Senior Notes due 2005(4)	24.2	24.2
6 3/8% Senior Notes due 2008	150.0	150.0
6 7/8% Senior Debentures due 2028	125.0	125.0
9% Senior Notes due 2014	1,010.0	656.5

Total debt	4,019.2	3,320.8
Stockholders' equity:
Common stock, par value $0.01 per share (actual, shares authorized and shares outstanding) (pro forma as adjusted, shares authorized and shares outstanding)(5)
Additional paid-in-capital
Retained earnings
Accumulated other comprehensive loss
Other stockholders' equity
Total stockholders' equity	429.7	1,131.2

Total capitalization	$4,448.9	$4,452.0

(1)
The pro forma information presented in the table above does not give effect to (i) the redemption in October 2004 of $24.2 million of PanAmSat's 6 1/8% senior notes due 2005 and (ii) the November 2004 prepayment of approximately $137.0 million under PanAmSat's senior secured credit facilities from insurance proceeds relating to our Galaxy 10R satellite and cash on hand.

(2)
This amount will accrete to approximately $416.0 million aggregate principal amount at maturity.

(3)
Consists of a five-year $800.0 million Term Loan A Facility, a seven-year $1,660.0 million Term Loan B Facility and a $250.0 million five-year revolving credit facility at PanAmSat (with $798.8 million, $1,660.0 million and zero, respectively, outstanding as of September 30, 2004). We prepaid approximately $137.0 million under PanAmSat's senior secured credit facilities on November 19, 2004.

(4)
We redeemed the entire remaining $24.2 million aggregate principal amount of our 6 1/8% Senior Notes due 2005 on October 22, 2004 with cash on hand and cash from operations.

(5)
The amount does not include                   shares of the Issuer's common stock that are reserved for issuance under the 2004 Stock Option Plan and                    shares of the Issuer's common stock that are reserved for issuance under the 1997 Stock Incentive Plan, under which options to purchase        shares were outstanding as of September 30, 2004.

DILUTION

        Dilution is the amount by which the offering price paid by the purchasers of the common stock to be sold in this offering will exceed the pro forma as adjusted net tangible book value per share of common stock after the Offering. The pro forma net tangible book value per share presented below is equal to the amount of our total tangible assets (total assets less intangible assets) less total liabilities, after giving effect to the Contribution, divided by the number of shares of our common stock outstanding as of September 30, 2004. After giving effect to the Contribution and the Offering, our pro forma as adjusted net tangible book value as of September 30, 2004 would have been $                  , or $                  per share of common stock. This represents an immediate increase in net tangible book value of $                  per share to the existing stockholders and an immediate dilution in net tangible book value of $                   per share to new investors.

        The following table illustrates this dilution on a per share basis:

Assumed initial public offering price per share	$
Pro forma net tangible book value per share at September 30, 2004 after giving effect to the Contribution
Increase in net tangible book value per share attributable to the Offering
Pro forma as adjusted net tangible book value per share after the Offering

Dilution per share to new investors	$

        The following table summarizes, on the same pro forma as adjusted basis as of September 30, 2004, the total number of shares of common stock purchased from us, the total consideration paid to us and the average price per share paid by the existing stockholders and by new investors purchasing shares in this offering:

	Shares Purchased			Total Consideration
Average Price Per Share
	Number	Percent		Amount	Percent
Existing stockholders(1)			%	$		%	$
New investors

Total		100.00%			$100.00%

(1)
Total consideration and average price per share paid by the existing stockholders give effect to the $246.0 million dividend that was paid to the existing stockholders in connection with the Contribution and the $200.0 million dividend that will be paid to the existing stockholders with a portion of the net proceeds from this offering.

        The tables and calculations above give effect to the one for            reverse stock split which we expect to effect immediately prior to the consummation of this offering and assume no exercise of outstanding options. As of September 30, 2004, there were            shares of our common stock issuable upon exercise of outstanding options at a weighted average exercise price of $            per share. To the extent that these options are exercised, there will be further dilution to new investors. See "Management—New Stock Option Plan".

UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION

        The Issuer is a recently formed Delaware corporation and does not have, apart from its ownership of PanAmSat, any independent operations. Accordingly, no separate historical financial statements of the Issuer on a stand-alone basis are included in this prospectus other than the Issuer's initial capitalization balance sheet as of September 22, 2004. The following unaudited pro forma condensed consolidated financial information has been developed by application of pro forma adjustments to the historical consolidated financial statements of PanAmSat appearing elsewhere in this prospectus, giving effect to accounting for the Recapitalization and the Contribution, in each case as a leveraged recapitalization, whereby the historical book value of the assets and liabilities of PanAmSat have been maintained, and for the Offering. The unaudited pro forma condensed consolidated balance sheet gives effect to the Contribution and the Offering, as if they had all occurred on September 30, 2004. The unaudited pro forma condensed consolidated statements of income for the fiscal year ended December 31, 2003 and the nine months ended September 30, 2004 give effect to the Recapitalization, the Contribution and the Offering as if they had all occurred on January 1, 2003. Assumptions underlying the pro forma adjustments are described in the accompanying notes. The unaudited pro forma condensed consolidated statements of income do not reflect one-time charges relating to the Offering. See note 8 to the unaudited pro forma condensed consolidated balance sheet.

        The unaudited pro forma adjustments are based upon available information and certain assumptions that we believe are reasonable under the circumstances. The unaudited pro forma financial information is presented for informational purposes only. The unaudited pro forma financial information does not purport to represent what the results of operations or financial condition of the Issuer would have been had the Recapitalization, the Contribution and the Offering actually occurred on the dates indicated, nor do they purport to project the results of operations or financial condition of the Issuer for any future period or as of any future date. The unaudited pro forma condensed consolidated financial information should be read in conjunction with the information contained in "Selected Historical Consolidated Financial, Operating and Other Data", "The Transactions", "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of PanAmSat and related notes thereto appearing elsewhere in this prospectus.

        The unaudited pro forma financial information does not give effect to (i) the redemption in October 2004 of $24.2 million of PanAmSat's 6 1/8% senior notes due 2005, (ii) the receipt in October and November 2004 of approximately $75 million in aggregate insurance proceeds relating to our Galaxy 10R satellite and (iii) the November 2004 prepayment of approximately $137 million under PanAmSat's senior secured credit facilities from insurance proceeds and cash on hand.

PANAMSAT HOLDING CORPORATION

Unaudited Pro Forma Condensed Consolidated Balance Sheet

(In thousands)

	As of September 30, 2004
	Formation	Historical PanAmSat Corporation		Adjustments for the Contribution(1)		Pro Forma Consolidated PanAmSat Holding Corporation		Adjustments for the Offering		Pro Forma As Adjusted Consolidated PanAmSat Holding Corporation
Current Assets:
Cash and cash equivalents	$—	$48,204		$90	(2)	$48,294	(6)	$—	(7)	$48,294
Accounts receivable, net	—	62,549		—		62,549		—		62,549
Net investment in sales-type leases	—	25,634		—		25,634		—		25,634
Prepaid expenses and other current assets	—	29,191		—		29,191		—		29,191
Deferred income taxes	—	7,048		—		7,048		—		7,048
Assets held for sale	—	3,257		—		3,257		—		3,257

Total current assets	—	175,883		90		175,973		—		175,973
Satellites and other property and equipment, net	—	2,036,651		—		2,036,651		—		2,036,651
Net investment in sales-type leases	—	90,165		—		90,165		—		90,165
Goodwill, net	—	2,246,122		—		2,246,122		—		2,246,122
Deferred charges and other assets, net	—	333,761		6,629	(3)	340,390		(27,468)		312,922

Total assets	$—	$4,882,582		$6,719		$4,889,301		$(27,468)		$4,861,833

Current Liabilities:
Accounts payable and accrued liabilities	$—	$75,037		$—		$75,037		$—		$75,037
Current portion of long-term debt	—	95,416		—		95,416		—		95,416
Current portion of satellite incentive obligations	—	13,218		—		13,218		—		13,218
Accrued interest payable	—	17,694		—		17,694		(4,045	)(7)	13,649
Deferred gains and revenues	—	23,645		—		23,645		—		23,645

Total current liabilities	—	225,010		—		225,010		(4,045)		220,965
Long-term debt	—	3,673,740		250,028	(4)	3,923,768		(698,425	)(9)	3,225,343
Deferred income taxes	—	31,459		(251	)(5)	31,208		(26,557)	(8)(10)	4,651
Deferred credits and other (principally customer deposits and deferred revenues)	—	278,954		685	(5)	279,639		—		279,639

Total liabilities	—	4,209,163	(5)	250,462		4,459,625		(729,027)		3,730,598

Stockholders' Equity:
Total stockholders' equity	—	673,419		(243,743	)(5)	429,676		701,559	(8)	1,131,235

Total liabilities and stockholders' equity	$—	$4,882,582		$6,719		$4,889,301		$(27,468)		$4,861,833

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

PANAMSAT HOLDING CORPORATION

Notes to Unaudited Pro Forma Condensed Consolidated Balance Sheet

(In thousands)

(1)
Adjustments for the Contribution reflect: (i) the contribution in October 2004 by the Sponsors and certain members of management and PanAmSat's board of directors of all of their equity interests in PanAmSat to the Issuer in return for equity interests of the Issuer, (ii) the equity investments in the Issuer which were made by certain members of PanAmSat's management and board of directors in October 2004 and the related use of proceeds and (iii) the October 2004 issuance of the Issuer's senior discount notes and the related use of proceeds.

(2)
Reflects the following adjustments:

Sources:
Issuer's senior discount notes (a)	$250,028
Cash received—equity investments by PanAmSat's management and board of directors	2,335
Repayment of loans receivable by PanAmSat management	109

Total sources	$252,472

Uses:
Dividend to stockholders of the Issuer	$245,753
Estimated fees and expenses associated with the issuance of the senior discount notes	6,629

Total uses	$252,382

    (a)
    This amount will accrete to approximately $416,000 at maturity.

(3)
Reflects estimated fees and expenses of $6,629 incurred as a result of the issuance of the Issuer's senior discount notes.

(4)
Reflects the issuance of the Issuer's senior discount notes in the amount of $250,028. This amount will accrete to approximately $416,000 aggregate principal amount in November 2009.

(5)
Reflects the following adjustments to stockholders' equity related to the Contribution:

Dividend to stockholders of the Issuer	$(245,753)
Cash received and loans receivable—equity investments by PanAmSat's management and board of directors	2,500
Deferred compensation liability adjustment—modification of deferred compensation arrangements—net of income tax effect (a)	(434)
Loans receivable—equity investments by PanAmSat's management and board of directors	(165)
Repayment of loan receivable by PanAmSat management	109

Total	$(243,743)

    (a)
    This amount reflects a pre-tax charge of $685 related to the deferred compensation liability adjustment, net of the related income tax benefit of $251.

(6)
Does not reflect cash flow from operations generated after September 30, 2004.

(7)
The unaudited pro forma consolidated balance sheet gives effect to the following pro forma effects of the sources and uses from the issuance of common stock offered hereby:

Sources:
Issuance of common stock	$1,000,000

Uses:
Repayment of a portion of PanAmSat's 9% senior notes	$353,500
Repayment of a portion of PanAmSat's Term Loan A Facility	344,925
Dividend to existing stockholders of the Issuer	200,000
Fees and expenses associated with this offering	65,715
Premiums paid to holders of PanAmSat's 9% senior notes	31,815
Accrued interest on debt to be repaid	4,045

$1,000,000

(8)
Reflects the following adjustments to stockholders' equity related to the Offering:

Equity to be issued in relation to this offering	$1,000,000
Dividend to existing stockholders of the Issuer	(200,000)
Fees and expenses related to this offering, net of income tax effect (a)	(13,374)
Underwriters fees	(47,500)
Write-off of debt issuance costs, net of income tax effect (b)	(17,406)
Premiums paid to holders of PanAmSat's 9% senior notes, net of income tax effect (c)	(20,161)

Total	$701,559

    (a)
    This amount reflects pre-tax charges related to this offering of approximately $18.2 million, net of related income tax benefits of approximately $4.8 million.

    (b)
    This amount reflects pre-tax charges of approximately $27.5 million related to the write-off of debt issuance costs associated with the debt to be repaid with a portion of the net proceeds from this offering, net of related income tax benefits of approximately $10.1 million.

    (c)
    This amount reflects pre-tax charges of approximately $31.8 million related to premiums paid to holders of PanAmSat's 9% senior notes, net of related income tax benefits of approximately $11.6 million.

(9)
Reflects the repayment of the following indebtedness of PanAmSat in connection with the Offering:

Repayment of a portion of PanAmSat's 9% senior notes	$353,500
Repayment of a portion of PanAmSat's Term Loan A Facility	344,925

$698,425

(10)
Reflects the deferred tax impact of adjustments to stockholders' equity as follows:

Fees and expenses related to this offering	$(4,841)
Write-off of debt issuance costs	(10,062)
Premiums paid to holders of PanAmSat's 9% senior notes	(11,654)

$(26,557)

PANAMSAT HOLDING CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Income

(In thousands, except per share data)

	Year Ended December 31, 2003
										Pro Forma As Adjusted Consolidated PanAmSat Holding Corporation
	Historical PanAmSat Corporation	Adjustments for the Recapitalization		Adjustments for the Contribution		Pro Forma Consolidated PanAmSat Holding Corporation	Adjustments for the Offering
Revenues:
Operating leases, satellite services and other	$814,006	$8,100	(1)	$—		$822,106		$—		$822,106
Outright sales and sales-type leases	17,005	—		—		17,005		—		17,005

Total revenues	831,011	8,100		—		839,111		—		839,111

Costs and Expenses:
Depreciation and amortization	312,833	—		—		312,833		—		312,833
Direct operating costs (excluding depreciation and amortization)	149,696	—		—		149,696		—		149,696
Selling, general and administrative	86,081	2,000	(2)	—		88,081		(2,000	)(2)	86,081
Facilities restructuring and severance costs	4,227	—		—		4,227		—		4,227

Total costs and expenses	552,837	2,000		—		554,837		(2,000)		552,837

Income from operations	278,174	6,100		—		284,274		2,000		286,274
Interest expense, net	143,632	100,286	(3)	27,279	(5)	271,197		(49,993)	(7)	221,204

Income (loss) before income taxes	134,542	(94,186)		(27,279)		13,077		51,993		65,070
Income tax expense (benefit)	35,010	(46,733)	(4)	(9,992	)(6)	(21,715)		19,045	(6)	(2,670)

Net income (loss)	$99,532	$(47,453)		$(17,287)		$34,792		$32,948		$67,740

Basic and diluted net income (loss) per share(8):
Net income (loss) per share							$
Weighted average shares

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

PANAMSAT HOLDING CORPORATION

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

(In thousands)

(1)
Adjustment represents revenues from a contractual arrangement with an affiliate of The DIRECTV Group that was not recognized because collectibility was not reasonably assured. Pursuant to a contractual arrangement with The DIRECTV Group entered into in connection with the Recapitalization, future lease obligations of the affiliate are guaranteed by the DIRECTV Group. Had this guarantee been in place as of January 1, 2003, these revenues would have been realized.

(2)
Adjustment reflects the estimated management fee paid to the Sponsors for management advisory services, which fee payment commenced in connection with the Recapitalization and will terminate upon completion of this offering.

(3)
The pro forma adjustment to interest expense, net reflects the additional interest expense resulting from the Recapitalization and lower interest income due to lower cash balances. The additional interest expense reflects interest expense and amortization of deferred financing fees related to: (i) the $798.8 million Term Loan A Facility, (ii) the $1,660 million Term Loan B Facility, (iii) approximately $42.6 million of borrowings under our revolving credit facility, which were repaid in September 2004, (iv) the commitment fee on the undrawn portion of our $250 million revolving credit facility and (v) the $1,010 million of PanAmSat's 9% senior notes. The components of this adjustment to interest expense, net are as follows:

Interest cost—new debt issuances	$197,560
Amortization of deferred financing fees—new debt issuances	20,854
Historical interest cost—debt to be repaid	(125,978)
Amortization of deferred financing fees—debt to be repaid	(5,444)
Reduction of interest income	13,294

Total	$100,286

(4)
Adjustment reflects the following:

Indemnification of certain tax matters by The DIRECTV Group pursuant to the tax separation agreement	$(12,233)
Tax effect of adjustments to income before income taxes at our statutory rate of 36.63%	(34,500)

Total	$(46,733)

Our new tax separation agreement is described under "Certain Relationships and Related Party Transactions".

(5)
Reflects annual interest expense of $26.6 million on the Issuer's senior discount notes and amortization of related deferred financing fees of $0.7 million.

(6)
Reflects the tax effect of adjustments to income before income taxes at our statutory rate of 36.63%.

(7)
Reflects reduction in interest expense of $46.0 million resulting from debt repayments to be made in conjunction with the Offering and lower amortization of deferred financing costs of $4.0 million resulting from the write-off of related deferred financing costs.

(8)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Unaudited pro forma basic and diluted net income (loss) per share has been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for the purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect the sale of        shares in this offering. Additionally, the actual and pro forma weighted average share and net income (loss) per share calculations have been restated for the period presented to give retroactive effect to the approximately 4.37 for 1 stock split of PanAmSat common stock on August 20, 2004 and the one for        reverse stock split of Issuer common stock to be effected prior to the consummation of this offering.

PANAMSAT HOLDING CORPORATION

Unaudited Pro Forma Condensed Consolidated Statement of Income

(In thousands, except per share data)

	Nine Months Ended September 30, 2004
	Historical(1) PanAmSat Corporation	Adjustments for the Recapitalization		Adjustments for the Contribution		Pro Forma Consolidated PanAmSat Holding Corporation		Adjustments for the Offering		Pro Forma As Adjusted Consolidated PanAmSat Holding Corporation
Revenues:
Operating leases, satellite services and other	$607,165	$7,200	(2)	$—			$614,365	$—		$614,365
Outright sales and sales-type leases	12,185	—		—			12,185	—		12,185

Total revenues	619,350	7,200		—			626,550	—		626,550

Costs and Expenses:
Cost of outright sales and sales-type leases	2,224	—		—			2,224	—		2,224
Depreciation and amortization	220,969	—		—			220,969	—		220,969
Direct operating costs (excluding depreciation and amortization)	118,484	—		—			118,484	—		118,484
Selling, general and administrative	88,814	1,501	(3)	—			90,315	(1,501	)(3)	88,814
Satellite impairment loss	99,946	—		—			99,946	—		99,946
Facilities restructuring and severance costs	4,508	—		—			4,508	—		4,508
Transaction-related costs	155,035	—		—			155,035	—		155,035

Total costs and expenses	689,980	1,501		—			691,481	(1,501)		689,980

Income from operations	(70,630)	5,699		—			(64,931)	1,501		(63,430)
Interest expense, net	122,503	79,822	(4)	22,300	(6)		224,625	(37,495	)(7)	187,130

Income (loss) before income tax benefit	(193,133)	(74,123)		(22,300)			(289,556)	38,996		(250,560)
Income tax benefit	(95,215)	(27,151)	(5)	(8,168	)(5)		(130,535)	14,284	(5)	(116,250)

Net loss	$(97,918)	$(46,972)		$(14,132)			$(159,022)	$24,712		$(134,310)

Basic and diluted net loss per share(8):
Net loss per share						$
Weighted average shares

See the accompanying Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

PANAMSAT HOLDING CORPORATION

Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income

(In thousands)

(1)
The following material non-recurring transactions were recorded within PanAmSat's consolidated statement of income for the nine months ended September 30, 2004:

•
transaction costs of approximately $155.0 million and related income tax effects were recorded in relation to the Recapitalization and

•
debt issuance costs of approximately $20.6 million were written off to interest expense as a result of the repayment of certain indebtedness in relation to the Recapitalization and the second quarter 2004 repayment of $349.1 million under PanAmSat's old Term B-1 facility.

(2)
Adjustment represents revenues from a contractual arrangement with an affiliate of The DIRECTV Group that was not recognized because collectibility was not reasonably assured. Pursuant to a contractual arrangement with the DIRECTV Group entered into in connection with the Recapitalization, future lease obligations of the affiliate are guaranteed by the DIRECTV Group. Had this guarantee been in place as of January 1, 2003, these revenues would have been realized.

(3)
Adjustment reflects estimated management fee paid to the Sponsors for management advisory services, which fee payment commenced in connection with the Recapitalization and will terminate upon completion of this offering.

(4)
The pro forma adjustment to interest expense, net reflects the additional interest expense resulting from the Recapitalization and lower interest income due to lower cash balances. The additional interest expense reflects interest expense and amortization of deferred financing fees related to: (i) the $798.8 million Term Loan A Facility, (ii) the $1,660 million Term Loan B Facility, (iii) approximately $42.6 million of borrowings under our revolving credit facility, which were repaid in September 2004, (iv) the commitment fee on the undrawn portion of PanAmSat's $250 million revolving credit facility and (v) the $1,010 million of PanAmSat's 9% senior notes. The components of this adjustment to interest expense, net are as follows:

Interest cost—new debt issuances	$148,545
Amortization of deferred financing fees—new debt issuances	15,640
Historical interest cost—debt to be repaid	(86,522)
Amortization of deferred financing fees—debt to be repaid	(4,637)
Reduction of interest income	6,796

Total	$79,822

(5)
Reflects the tax effect of adjustments to income before income taxes at our statutory rate of 36.63%.

(6)
Reflects interest expense of $21.8 million on the Issuer's senior discount notes and amortization of related deferred financing fees of $0.5 million.

(7)
Reflects reduction in interest expense of $34.5 million resulting from debt repayments to be made in conjunction with the Offering and lower amortization of debt financing costs of $3.0 million resulting from the write-off of related deferred financing costs.

(8)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Unaudited pro forma basic and diluted net income (loss) per share has been calculated in accordance with the SEC rules for initial public offerings. These rules require that the weighted average share calculation give retroactive effect to any changes in our capital structure as well as the number of shares whose sale proceeds will be used to repay any debt as reflected in the pro forma adjustments. Therefore, pro forma weighted average shares for the purposes of the unaudited pro forma basic net income (loss) per share calculation has been adjusted to reflect the sale of        shares in this offering. Additionally, the actual and pro forma weighted average share and net income (loss) per share calculations have been restated for the period presented to give retroactive effect to the approximately 4.37 for 1 stock split of PanAmSat common stock on August 20, 2004 and the one for        reverse stock split of Issuer common stock to be effected prior to the consummation of this offering.

SELECTED HISTORICAL CONSOLIDATED FINANCIAL,
OPERATING AND OTHER DATA

        The following table sets forth selected historical consolidated financial data of PanAmSat as of the dates and for the periods indicated. The Issuer is a recently formed Delaware corporation and does not have, apart from its ownership of PanAmSat, any independent operations. Accordingly, no separate historical financial statements of the Issuer on a stand-alone basis are included in this prospectus other than the Issuer's initial capitalization balance sheet as of September 22, 2004.

        The selected consolidated financial data as of December 31, 2002 and 2003 and for each of the three years in the period ended December 31, 2003 presented in this table have been derived from the consolidated financial statements of PanAmSat and related notes appearing elsewhere in this prospectus other than the Issuer's formation balance sheet at of September 22, 2004. The selected consolidated financial data as of December 31, 1999, 2000 and 2001 and for the years ended December 31, 1999 and 2000 presented in this table are derived from the consolidated financial statements of PanAmSat and related notes which are not included in this prospectus. The selected consolidated financial data as of September 30, 2003 and 2004 and for each of the periods ended September 30, 2003 and 2004 were derived from the unaudited consolidated financial statements of PanAmSat and related notes appearing elsewhere in this prospectus, which in the opinion of management, include all adjustments necessary for a fair presentation in accordance with accounting principles generally accepted in the United States of America. In the opinion of management, the unaudited financial data reflect all adjustments, consisting only of normal and recurring adjustments, necessary for a fair presentation of the results for those periods. The results of operations for any interim period are not necessarily indicative of the results to be expected for the full year or any future period.

        The selected historical consolidated financial data set forth below should be read in conjunction with, and are qualified by reference to, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements of PanAmSat and related notes thereto appearing elsewhere in this prospectus.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(In thousands)
Statement of Income Data:
Revenues:
Operating leases, satellite services and other	$787,509	$780,256	$802,194	$792,691	$814,006	$600,853	$607,165
Outright sales and sales-type leases(1)	23,108	243,314	67,881	19,599	17,005	12,576	12,185

Total revenues	810,617	1,023,570	870,075	812,290	831,011	613,429	619,350

Operating Costs and Expenses:
Cost of outright sales and sales- type leases	—	85,776	12,766	—	—	—	2,224
Leaseback expense, net of deferred gains	15,391	—	—	—	—	—	—
Depreciation and amortization	280,472	337,450	414,744	335,717	312,833	232,194	220,969
Direct operating costs (exclusive of depreciation and amortization)	100,123	144,564	147,401	126,387	149,696	103,983	118,484
Selling, general and administrative expenses	76,265	102,579	121,622	101,983	86,081	58,687	88,814
Facilities restructuring and severance costs	—	—	8,223	13,708	4,227	1,390	4,508
Gain on insurance claims	—	(3,362)	—	(40,063)	—	—	—
Satellite impairment loss	—	—	—	—	—	—	99,946
Loss on termination of sales-type leases	—	—	—	18,690	—	—	—
Transaction-related costs	—	—	—	—	—	—	155,035

(continued)

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(In thousands (other than contracted backlog and ratios))
Total operating cost and expenses	472,251	667,007	704,756	556,422	552,837	396,254	689,980

Income (loss) from operations	338,366	356,563	165,319	255,868	278,174	217,175	(70,630)
Interest expense, net(2)	112,002	128,205	111,153	142,470	143,632	106,311	122,503

Income (loss) before income taxes	226,364	228,358	54,166	113,398	134,542	110,864	(193,133)
Income tax expense (benefit)	104,127	102,761	23,562	28,350	35,010	28,712	(95,215)

Net income (loss)	$122,237	$125,597	$30,604	$85,048	$99,532	$82,152	$(97,918)

Net income (loss) Per Share Data(3):
Basic net income (loss) per share:
Net income (loss) per share
Weighted average shares
Diluted net income (loss) per share:
Net income (loss) per share
Weighted average shares
Balance Sheet Data (at end of period):
Total assets	$5,984,709	$6,178,351	$6,296,810	$6,487,738	$5,734,877	$5,981,855	$4,882,582
Total debt, including to affiliates(4)	2,599,179	2,542,758	2,521,542	2,550,000	1,700,000	2,000,000	3,769,156
Total long-term liabilities	3,025,577	3,130,086	3,134,897	3,063,003	2,400,273	2,672,642	3,984,153
Total stockholders' equity	2,815,989	2,954,695	2,992,560	3,077,542	3,178,758	3,160,116	673,419
Other Financial Data:
EBITDA(5)(6)	$618,838	$694,013	$580,063	$591,585	$591,007	$449,369	$150,339
Adjusted EBITDA(5)	$656,457	$608,209	$578,202	$621,029	$633,047	$476,203	$468,355
Net cash provided by operating activities	$479,139	$418,713	$507,904	$519,247	$473,381	$322,103	$167,051
Net cash provided by (used in) investing activities	(560,199)	(394,185)	(203,836)	(179,096)	108,762	(58,463)	217,021
Net cash provided by (used in) financing activities	20,777	(12,442)	9,853	1,420	(855,267)	(551,232)	(847,444)
Capital expenditures	586,910	449,560	338,203	294,313	104,082	87,161	108,308
Contracted backlog (at end of period; in billions)(7)	6.1	6.0	5.84	5.55	4.56	4.80	5.13
Pro-Forma Effect of the Elimination of Goodwill Amortization(8):
Net income (loss):
Reported net income (loss)	$122,237	$125,597	$30,604	$85,048	$99,532	$82,152	$(97,918)
Goodwill amortization	64,960	64,960	64,960	—	—	—	—

Adjusted net income (loss)	$187,197	$190,557	$95,564	$85,048	$99,532	$82,152	$(97,918)

(1)
Under an outright sales contract, we sell all rights and title to a transponder to a customer, which in turn pays us the full amount of the sale price in cash at the commencement of the contract. At that time, we recognize the sale amount as revenues and record the cost of the transponder to cost of outright sales. Under sales-type leases, we recognize as revenues at the inception of the lease the net present value of the future minimum lease payments, but we continue to receive cash payments from the lessee throughout the term of the lease. In addition, during the life of the lease, we recognize as revenues the portion of each periodic lease payment deemed to be attributable to interest income. The principal difference between a sales-type lease and an operating lease is when we recognize the revenues and related costs, but not when we receive the cash.

(2)
Net of capitalized interest of $60.7 million, $56.1 million, $23.3 million, $27.3 million, $13.9 million, $11.3 million and $4.3 million for the years ended December 31, 1999, 2000, 2001, 2002 and 2003 and the nine months ended September 30,

  2003 and 2004, respectively, and net of interest income of $3.2 million, $6.8 million, $13.5 million, $15.2 million, $13.3 million, $11.4 million and $6.8 million in 1999, 2000, 2001, 2002 and 2003 and the nine months ended September 30, 2003 and 2004, respectively.

(3)
Net income (loss) per share is calculated by dividing net income (loss) by the weighted average shares outstanding. Weighted average share and net income (loss) per share calculations have been restated for all periods presented to give retroactive effect to the approximately 4.37 to 1 stock split of PanAmSat common stock on August 20, 2004 and the one for       reverse stock split of Issuer common stock to be effected prior to the completion of this offering.

(4)
Includes debt of $874.2 million, $817.8 million, $796.5 million, $2.55 billion, $1.7 billion, $2.0 billion and $3.769 billion as of December 31, 1999, 2000, 2001, 2002 and 2003 and September 30, 2003 and 2004, respectively, borrowings due to affiliates of $1.8 billion, $1.7 billion and $1.7 billion as of December 31, 1999, 2000 and 2001, respectively. There were no amounts due to affiliates as of December 31, 2002 and 2003 or as of September 30, 2003 and 2004.

(5)
See "Dividend Policy and Restrictions" for a presentation of Issuer pro forma EBITDA and pro forma Adjusted EBITDA for the year ended December 31, 2003 and the twelve months ended September 30, 2004. EBITDA is defined as net income plus net interest expense, income tax expense (benefit) and depreciation and amortization. Adjusted EBITDA is defined as EBITDA further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indenture governing the Issuer's senior discount notes, the indenture governing PanAmSat's 9% senior notes and senior secured credit facilities. EBITDA and Adjusted EBITDA are not presentations made in accordance with GAAP, are not measures of financial condition or profitability, and should not be considered as an alternative to (1) net income (loss) determined in accordance with GAAP or (2) operating cash flows determined in accordance with GAAP. Additionally, EBITDA and Adjusted EBITDA are not intended to be measures of free cash flow for management's discretionary use, as they do not consider certain cash requirements such as interest payments, tax payments and debt service requirements. We believe that the inclusion of EBITDA and Adjusted EBITDA in this prospectus is appropriate to provide additional information to investors about certain material non-cash items and the calculation of certain financial covenants in the indenture governing the Issuer's senior discount notes, the indenture governing PanAmSat's 9% senior notes and senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, the indenture governing the Issuer's senior discount notes, the indenture governing PanAmSat's 9% senior notes and senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Non-compliance with the financial ratio maintenance covenants contained in PanAmSat's senior secured credit facilities could result in the requirement to immediately repay all amounts outstanding under such facilities, while non-compliance with the debt incurrence ratios contained in the indenture governing the Issuer's senior discount notes or in the indenture governing PanAmSat's 9% senior notes would prohibit the Issuer and PanAmSat, as applicable, from being able to pay dividends or incur additional indebtedness other than pursuant to specified exceptions. In addition, under the restricted payments covenants contained in the indentures, the ability of the Issuer and PanAmSat, as applicable, to pay dividends is restricted by a formula based on the amount of Adjusted EBITDA. Because not all companies use identical calculations, these presentations of EBITDA and Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The following table sets forth a reconciliation of net income (loss) to EBITDA and EBITDA to Adjusted EBITDA for the periods indicated.

	Year Ended December 31,					Nine Months Ended September 30,
	1999	2000	2001	2002	2003	2003	2004
	(In thousands)
Reconciliation of Net Income (loss) to EBITDA:
Net income (loss)	$122,237	$125,597	$30,604	$85,048	$99,532	$82,152	$(97,918)
Interest expense, net	112,002	128,205	111,153	142,470	143,632	106,311	122,503
Income tax expense (benefit)	104,127	102,761	23,562	28,350	35,010	28,712	(95,215)
Depreciation and amortization	280,472	337,450	414,744	335,717	312,833	232,194	220,969

EBITDA	$618,838	$694,013	$580,063	$591,585	$591,007	$449,369	$150,339

Reconciliation of EBITDA to Adjusted EBITDA:
EBITDA	$618,838	$694,013	$580,063	$591,585	$591,007	$449,369	$150,339
Adjustment of sales-type leases to operating leases(a)	22,228	23,548	21,950	22,442	22,858	16,921	19,035
Elimination of new sales-type leases(b)	—	(105,990)	(32,715)	—	—	—	—
Loss on conversion of sales-type leases(c)	—	—	—	18,690	—	—	—
Effect of Galaxy 10R anomaly	—	—	—	—	—	—	9,090
Satellite impairment(e)	—	—	—	—	—	—	99,946
Gain on satellite insurance claims(f)	—	(3,362)	—	(40,063)	—	—	—
Restructuring charges(g)	—	—	8,223	13,708	4,227	1,390	4,508
Reserves for long-term receivables and sales-type lease adjustments(h)	—	—	—	5,750	(632)	2,112	24,419
Reversal of allowance for customer credits(i)	—	—	—	—	8,100	5,400	7,200
Investments(j)	—	—	—	5,000	1,800	—	—
Leaseback expense, net of deferred gains(k)	15,391	—	—	—	—	—	—
Transaction-related costs(l)	—	—	—	—	—	—	155,035
Other items(m)	—	—	681	3,917	5,687	1,011	(1,217)

Adjusted EBITDA	$656,457	$608,209	$578,202	$621,029	$633,047	$476,203	$468,355

    (a)
    For all periods presented, adjustment of sales-type leases to operating leases represent the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.

    (b)
    For fiscal 2000, elimination of sales-type leases consists of new sales-type lease revenues of $165.8 million. These revenues were offset by related costs of sales-type leases of $59.8 million recorded during fiscal 2000. For fiscal 2001, elimination of sales-type leases consists of one new sales-type lease agreement entered into in July 2001 with new sales-type lease revenues of $45.5 million offset by related cost of sales-type leases of $12.8 million. These adjustments reverse the impact of our new sales-type lease entered into during fiscal 2001 and fiscal 2000. In footnote (a) above, we present an adjustment to reflect our sales-type leases as if they were operating leases.

    (c)
    For fiscal 2002, loss on conversion of sales-type leases represents the non-cash loss of $18.7 million incurred upon the conversion of one of our customer's sales-type lease agreements to operating leases. The loss includes the write-off of the related sales-type lease receivable less the cost of the transponders recorded on our books as satellites upon the conversion. See Note 3 to the audited consolidated financial statements appearing elsewhere in this prospectus.

    (d)
    For the nine months ended September 30, 2004 amounts represent certain non-cash charges resulting from the August 2004 XIPS anomaly on Galaxy 10R.

    (e)
    For the nine months ended September 30, 2004, satellite impairment represents the pre-tax impairment charge related to the anomalies experienced by our PAS-6 satellite during the three months ended March 31, 2004, which resulted in this satellite being de-orbited on April 2, 2004. See Note 4 to the unaudited consolidated financial statements appearing elsewhere in this prospectus.

    (f)
    For fiscal 2000, gain on satellite insurance claims represents the $3.4 million gain recorded during 2000 related to insurance proceeds received for our Galaxy 7 satellite. For fiscal 2002, represents the gain recorded during the first quarter of 2002 related to additional insurance proceeds received for our Galaxy 7 satellite. This gain reflects insurance proceeds of $215.0 million and the write-off of approximately $175.0 million of net assets related to the PAS-7 satellite. See Note 4 to the audited consolidated financial statements appearing elsewhere in this prospectus.

    (g)
    For all periods presented, restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. See Note 11 to the audited consolidated financial statements and Note 9 to the unaudited consolidated financial statements appearing elsewhere in this prospectus.

    (h)
    For all periods presented, reserves for long-term receivables and sales-type lease adjustments represent the amount of customer-related long-term receivables that were evaluated as uncollectible and were partially or fully reserved for during the period. In addition, in 2002, additional reserves for sales-type leases were recorded based on the credit evaluation of certain customers. The fiscal 2003 amount represents the receipt of customer payments related to balances previously reserved for, as well as reductions in the reserves for sales-type leases due to our belief that certain customers had improved their credit outlook. These 2003 reserve reductions and collections were partially offset by amounts reserved for in 2003. For the nine months ended September 30, 2004, the adjustment represents the write-off of the long-term receivable balances due from a customer of $28.1 million, partially offset by the reversal of reserves established in relation to our sales-type leases during this period. For the nine months ended September 30, 2003, represents the amount of long-term receivables that were evaluated to be uncollectible and were reserved for during the period.

    (i)
    For all periods presented, we recorded an allowance for customer credits related to receivables from a customer affiliated with News Corporation as collectability was not reasonably assured. See Note 2 (Accounts Receivable) to our audited consolidated financial statements appearing elsewhere in this prospectus. In connection with the Recapitalization, The DIRECTV Group guaranteed the obligations under these contracts. The adjustments represent the amount of revenues that would have been recognized had the allowance for customer credits not been recorded.

    (j)
    For all periods presented, we reserved for investments that are accounted for using the cost method to reflect our assessment of their current market value.

    (k)
    For fiscal 1999, represents leaseback expense recorded in relation to our early buy-out of a sale-leaseback agreement.

    (l)
    For the nine months ended September 30, 2004, amounts represent the costs incurred in relation to the Recapitalization. These costs consisted of $138.2 million related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives, and the remainder relating to the proxy solicitation and other costs.

    (m)
    For fiscal 2001, other items consist of $0.7 million of management retention bonuses. For fiscal 2002, other items consist of (i) $2.2 million of loss on disposal of assets and (ii) $1.7 million of transaction costs related to acquisitions not consummated. For fiscal 2003, other items consist of (i) $2.2 million of management retention bonuses, (ii) $1.8 million of non-cash stock compensation expense, (iii) $1.6 million of transaction costs related to acquisitions not consummated and (iv) $1.5 million of loss on disposal of assets, offset by $1.4 million of gain related to the termination of the Galaxy 8-iR construction contract. For the nine months ended September 30, 2004, other items consists of (i) $2.5 million of non-cash reserve adjustments and $1.3 million of gain on disposal of assets, partially offset by (w) $0.3 million of transaction costs related to acquisitions not consummated, (x) $1.9 million of non-cash stock compensation expense, (y) $0.2 million loss from an investment accounted for by the equity method and (z) $0.2 million of expenses for management advisory services from the Sponsors. For the nine months ended September 30, 2003, other items consists of (i) $1.2 million of transaction costs related to acquisitions not consummated and (ii) $1.2 million of non-cash stock compensation expense, partially offset by a $1.4 million reserve adjustment.

(6)
Includes the $99.9 million PAS-6 impairment loss recorded during the three months ended March 31, 2004.

(7)
Contracted backlog represents the actual dollar amount (without discounting for present value) of the expected future cash payments to be received from customers under all long-term contractual agreements, including operating leases, sales-type leases and related service agreements, which may extend to the end of the life of the satellite or beyond to a replacement satellite. Contracted backlog is attributable both to satellites currently in orbit and those planned for future launch.

(8)
Effective January 1, 2002, we adopted Statement of Financial Accounting Standards No. 142, or SFAS 142, "Goodwill and Other Intangible Assets". SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested for impairment annually or when a change in circumstances occurs. Our adoption of SFAS 142 resulted in the elimination of goodwill amortization beginning January 1, 2002. On such date, we had intangible assets of approximately $2.2 billion (consisting entirely of goodwill). The pro forma data gives effect to the discontinuance of goodwill amortization on net income (loss) as if we adopted SFAS 142 on January 1, 2001.

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION
AND RESULTS OF OPERATIONS

        The following discussion and analysis relates to the historical financial statements of PanAmSat only and should be read in conjunction with the "Selected Historical Consolidated Financial, Operating and Other Data" and PanAmSat's consolidated financial statements and related notes appearing elsewhere in this prospectus. Actual results could differ materially from those discussed below. This discussion contains forward-looking statements. Please see "Special Note Regarding Forward-Looking Statements", and "Risk Factors" for a discussion of certain of the uncertainties, risks and assumptions associated with these statements.

Management Overview

        In evaluating our financial condition and operating performance, our management considers many factors. Among the most important are revenues, satellite health and technology, satellite insurance, profitability and liquidity.

        We and our industry face certain challenges. Our recent experience indicates that the demand for video services in many of the global markets we serve has been relatively flat; we have experienced pricing pressure in certain international markets due to overcapacity and regional economic downturns; and some of our existing international DTH services customers are in the process of rationalizing their cost structures, including satellite capacity costs, to match their existing and projected revenues. All of these challenges could negatively affect our revenues. Notwithstanding these challenges, we see expansion potential with the increasing acceptance of new technologies such as digital cable and HDTV and through the further expansion of our cable neighborhoods. We are also well positioned to provide additional capacity to U.S. DTH service providers as they expand services to their customers. Recently, we have seen growth in our network services and believe that this will continue as developing markets increase their use of VSATs and other private network services. We have also focused our efforts on selling bandwidth and related services to the U.S. government, which has consistently increased its use of commercial satellites in recent years. Finally, relative to our competitors, we believe we are in a strong position for dealing with these challenges as a significant portion of our business is video distribution in North America and has stable pricing, comes from long-term contracts, is relatively predictable and has consistently strong margins.

        In response to revenue challenges, we continue to provide high quality services and value to our customers to win, keep and/or expand their business. In January 2004, we entered into a significant, long-term contract with one of the largest commercial satellite services users in the world, Fox Entertainment Group, Inc., or Fox Entertainment. In addition, we continue to seek revenue growth in new markets. In 2003, we expanded our capabilities for providing services to government entities with two strategic acquisitions and the creation of a dedicated government services operation. We believe that this market presents significant opportunities for growth in satellite and related services allowing for expansion of our service offerings and an increase in the utilization of our existing fleet.

        In connection with the Recapitalization, The DIRECTV Group and affiliates entered into, amended and in some cases extended certain commercial arrangements with us. These commercial arrangements include the extension of transponder lease agreements with HNS, the extension of The DIRECTV Group guarantees of our transponder lease agreements with DTVLA, the purchase of additional transponder capacity for DTH services in Latin America, and the extension of existing and the entering into of new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the Recapitalization, The DIRECTV Group paid us for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation. Management believes that these guarantees and other contractual arrangements substantially reduce credit risks associated with the two Latin American DTH platforms in our contracted backlog and protect us against the possible impact of future consolidation of those platforms.

        Our satellites are typically designed to operate at full capacity for 15 years. A satellite's actual performance and operating life may be affected by anomalies, which may not have become apparent until the satellite was placed in orbit or until the satellite has been in orbit for some time. We have identified three types of potential anomalies among the satellites in our fleet which, if they materialize, have the potential for a significant operational and financial impact. Typically, these identified anomalies do not result in an immediate failure of the satellite. They can, however, result in a reduction of available capacity on the satellite or a reduction in the satellite's operating life. This, in turn, may result in less revenues or require accelerated capital spending on a replacement satellite and may result in an impairment charge or accelerated depreciation. A satellite may also fail catastrophically for these or other reasons, although this happens less frequently. See "Risk Factors—Risks Relating to Our Industry".

        There are several options available for managing certain of the business risks inherent in the operation of a satellite fleet, none of which can fully compensate for the loss a business may experience upon the failure of a satellite. We typically fully insure the launch of all of our satellites and insure certain of our in-orbit satellites, as appropriate. We also utilize spare satellites and spare capacity to protect against certain business risks.

        Due to increasing costs, limited coverage amounts, loss thresholds, deductibles and policy exclusions, payments for loss under in-orbit policies may not coincide with the actual loss suffered on a covered satellite. It has been our experience that satellites for which total payments have been received may remain fully operational for extended periods of time and satellites which have lost operational capabilities may not result in any insurance payment. In addition to the limitations on coverage, in-orbit insurance is increasingly expensive, making in-orbit insurance an uneconomical choice for certain satellites. Finally, in-orbit insurance policies do not cover other aspects of the business risk inherent in the operation of a satellite such as lost revenues and continued customer service during the two years typically needed to launch a replacement.

        As part of our risk management program, we have expanded our use of in-orbit spare satellites, ground-based spare satellites and designated reserve transponders. These alternatives address some of the limitations of satellite insurance as they may offer protection against loss of business due to satellite failure and may help us better serve our customers, plan and control our replacement costs, protect our revenue streams and protect our rights to orbital slots. However, in-orbit and ground-based spare satellites may not be immediately available when needed. They may only be economical replacements for certain high value satellites or services and the cost of a spare satellite may also be prohibitively expensive. See "—Satellite Insurance" below.

        In connection with the Recapitalization, PanAmSat (i) entered into senior secured credit facilities consisting of an $800.0 million Term Loan A Facility (of which $674.3 million is currently outstanding), a $1,660.0 million Term Loan B Facility (of which $1,647.5 million is currently outstanding) and a $250.0 million revolving credit facility, of which $42.6 million was drawn; (ii) issued $1,010 million aggregate principal amount of 9% senior notes due 2014; (iii) terminated and repaid its old senior secured credit facility; (iv) completed a tender offer for substantially all of its $275 million 6.125% Notes due 2005 and its $800 million 8 1/2% Senior Notes due 2012; and (v) completed the redemption of its remaining 6.125% Notes due 2005 in October 2004. In September 2004, PanAmSat repaid the outstanding balance under its revolving credit facility from cash on hand. As of September 30, 2004, PanAmSat had total debt of approximately $3.769 billion and an annual cash interest expense related to its debt of approximately $250 million.

        On November 19, 2004, with approximately $69 million of insurance proceeds and cash on hand, we made a voluntary prepayment of approximately $137 million under PanAmSat's senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility and $12.5 million was applied to the Term Loan B Facility.

        We expect to repay approximately $344.9 million of the borrowings under the Term Loan A Facility and redeem $353.5 million, or 35%, of PanAmSat's 9% senior notes with a portion of the net proceeds from this offering.

        Following is a more detailed discussion of the items above and a comprehensive analysis of our revenues, costs and expenses, results of operations, goodwill amortization, satellite technology, satellite insurance, recent insurance supplements, satellite deployment plans and commitments. Also following is a discussion of critical accounting policies, market risks, certain relationships and related party transactions, liquidity and capital resources and recent accounting pronouncements.

PanAmSat Holding Corporation

        On October 8, 2004, all of PanAmSat's outstanding common stock held by its then existing stockholders was contributed to the Issuer in exchange for an equal number of shares of the Issuer's common stock. As a result of, and immediately following, that contribution, PanAmSat's then existing stockholders owned the Issuer in equal proportion to their prior ownership interest in PanAmSat, and PanAmSat became a wholly-owned subsidiary of the Issuer.

        On October 19, 2004, the Issuer issued the $416.0 million aggregate principal amount at maturity of 10 3/8% senior discount notes pursuant to Rule 144A under the Securities Act of 1933, as amended. PanAmSat is not an obligor under or a guarantor of these notes and they are structurally junior in right of payment to all of PanAmSat's existing and future indebtedness. All of the proceeds of the offering of the senior discount notes, less discounts, commissions and expenses, or approximately $246 million, were paid on October 19, 2004 as a dividend to the stockholders of the Issuer.

        Other than its ownership of PanAmSat, the Issuer does not have any independent operations and derives all of its revenues and cash flow from its subsidiaries. PanAmSat and its subsidiaries are the Issuer's only subsidiaries. The Issuer's ability to pay dividends on its common stock and make payments on its senior discount notes is dependent on the earnings and the distribution of funds from PanAmSat. The agreements governing PanAmSat's senior secured credit facilities and 9% senior notes significantly restrict its ability to pay dividends or otherwise transfer assets to the Issuer.

Revenues

        We earn revenues primarily from the sale of video, broadcasting and network distribution and delivery services through company-owned satellites to media and telecommunications companies and government entities. Video distribution and DTH services provide the majority of our revenues, are relatively predictable and are characterized by long-term contracts, stable pricing and consistently strong margins.

        Recent developments in Latin America, including the potential consolidation of two of our DTH customers and the economy generally, have and may continue to negatively impact revenues for these services. We expect that our recently negotiated contract amendments with DTVLA and the related guaranty by The DIRECTV Group will mitigate a large portion of the impact on us of any decline in this market. In addition, we entered into new contractual arrangements with affiliates of The DIRECTV Group in connection with the Recapitalization that extended the term of certain lease agreements and extended the guarantee period related to DTVLA through the end of 2013.

        Other areas of our business, including our network services and government services, provide opportunities for growth, expansion of our service offerings and increased sales of our existing capacity but may, as our revenues mix changes, produce lower margins or less predictable revenues than our other fixed satellite services.

        For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we derived our revenues from the following service areas:

	Year Ended December 31,			Nine Months Ended September 30,
Services
	2001	2002	2003	2004
Video services	68%	66%	60%	56%
Network services	24	24	25	27
Government services	2	3	9	11
Other services	6	7	6	6

Total	100%	100%	100%	100%

        Our video services generate the majority of our revenues. In 2003, we began to experience a change in the revenues mix of our services. Government services revenues increased as a percentage of total revenues in 2003 and in the nine months ended September 30, 2004, as a result of our 2003 acquisitions of Hughes Global Services, Inc., or HGS, and Esatel Communications, Inc., or Esatel, and the development of our G2 segment. While we expect video services to continue to generate the majority of our revenues, we expect that our government services revenues will become a larger portion of our total revenues in the future. We report our operations in two segments: our traditional fixed satellite services business and government services (See "—Selected segment data" below). From 2001 to 2003, we experienced a decrease in operating lease video services revenues of approximately $47.2 million. The decrease was primarily due to lower DTH video revenues as a result of customer credit issues and capacity reductions largely associated with two customers.

        We generally enter into operating lease contracts with customers to provide satellite transponders and transponder capacity and, in certain cases, earth station and teleport facility services. On occasion, we have also entered into outright sales and sales-type lease contracts with our customers. Almost all of our contracts are denominated in U.S. dollars.

Operating leases and short-term agreements

        Operating leases are contracts to provide satellite capacity and related services typically for periods of one to 15 years and may extend beyond the satellite's end of life to a follow-on satellite. Long-term operating leases provide us with a stable and predictable source of revenues. Short-term leases and occasional services fill spot market demand. We generally recognize revenues from operating leases on a straight-line basis over the lease term, unless collectability is not reasonably assured. Revenues for occasional services are recognized as services are performed and billed. Operating leases, satellite services and other revenues for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004 represented 92.2%, 97.6%, 98.0% and 98.0% of our consolidated revenues for those periods, respectively (such amounts include a portion of TT&C and other services revenues, which are discussed below). Our FSS segment also provides our G2 segment with certain of its satellite capacity requirements. Our FSS segment recorded revenues to G2 related to satellite capacity leased of $8.9 million, $18.1 million, $18.5 million and $15.7 million for 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively, which have been eliminated in consolidation.

Sales-type leases

        Our lease contracts that qualify for capital lease treatment are accounted for as sales-type leases (typically because the lease has certain characteristics, including having a term equal to 75% or more of the estimated economic life of the related satellite). Sales-type leases are similar to operating leases except that under sales-type leases, we recognize as revenues the net present value of the future minimum lease payments at the inception of the lease, but we continue to receive cash payments from the lessee throughout the term of the lease. In addition, during the life of the lease, we recognize as revenues the portion of each periodic lease payment deemed to be attributable to interest income. The principal difference between a sales-type lease and an operating lease is when we recognize the revenues, but not when we receive the cash.

        We have entered into sales-type leases at the request of customers seeking to obtain capital lease treatment of their lease agreements. As of September 30, 2004, we had sales-type lease arrangements covering 20 transponders, in 36 MHz equivalents, on our 24 satellites currently in orbit. During the year ended December 31, 2001, we recorded $45.5 million of revenues related to new sales-type leases. We did not enter into any new sales-type leases in 2002 or 2003 or in the nine months ended September 30, 2004. We do not currently expect to enter into any new sales-type leases, although this may change in the future depending upon the facts and circumstances at that time.

Outright sales contracts

        Under an outright sales contract, we sell all rights and title to a transponder to a customer, which in turn pays us the full amount of the sale price in cash at the commencement of the contract. At that time, we recognize the sale amount as revenues along with the related cost of sales and the risk of loss related to the transponder passes to the customer. We have sold the rights to 40 transponders, in 36 MHz equivalents, on our 24 satellites currently in orbit. We did not enter into any outright sales during the years ended December 31, 2001, 2002 and 2003 or in the nine months ended September 30, 2004, and we expect outright sales of transponder capacity to occur infrequently in the future.

TT&C services and other services

        We earn TT&C services revenues from other satellite operators and from certain customers on our satellites. Revenues from TT&C service agreements represented approximately 3.0%, 3.5%, 3.0% and 2.6% of our revenues for the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, respectively. TT&C agreements entered into in connection with our lease contracts are typically for the period of the related lease agreement. TT&C services provided in connection with outright sales contracts are typically for the term of the sale contract and require the customer to pay a monthly service fee. We also earn revenues for TT&C services in relation to our operating lease agreements with customers. Fees for such services are either included in the customer's monthly lease payment or billed separately.

        Our other services include in-orbit backup service, which is backup transponder capacity that we reserve for certain customers on agreed terms. We recognize revenues for in-orbit protection services over the term of the related agreement. Revenues from in-orbit protection for 2001, 2002 and 2003 and the nine months ended September 30, 2004 were approximately 3.3%, 3.2%, 2.2% and 2.3% respectively, of our revenues.

Equipment sales

        We also record revenues related to equipment (other than transponder) sales to customers. These equipment sales are primarily through G2 and represent equipment purchased, constructed or developed on behalf of our customers. We recognize revenues related to these equipment sales upon the transfer to the customer of title to the equipment. Revenues from equipment sales were minimal in 2001 and 2002 and were approximately 2.4% and 1.9% of our revenues in 2003 and for the nine months ended September 30, 2004, respectively. We expect that equipment sales will continue to become a larger percentage of our overall revenues in the future as we develop our government services business and strive to meet the increasing demand from our customers for equipment sales.

Long-term construction arrangements

        During 2003, we entered into a long-term construction arrangement with a customer to construct an L-Band navigational payload on our Galaxy 1R replacement satellite, which will be known as

Galaxy 15. We recognize revenues utilizing the percentage-of-completion accounting method for long-term construction contracts which extend beyond one year. Revenues and costs related to these contracts are recognized based upon the completion of pre-established milestones. Revenues from long-term construction arrangements for 2003 and the nine months ended September 30, 2004 were approximately 1.0% and 1.2% of our revenues, respectively. We did not have any revenues related to long-term construction arrangements during 2001 or 2002.

Contracted backlog

        Contracted backlog represents the actual dollar amount (without discounting for present value) of the expected future cash payments to be received from customers under all long-term contractual agreements, including operating leases, sales-type leases and related service agreements, which may extend to the end of the life of the satellite or beyond to a replacement satellite. See Note 3 "Operating Leases and Net Investment in Sales-type Leases" to our audited consolidated financial statements appearing elsewhere in this prospectus. Contracted backlog is attributable both to satellites currently in orbit and those planned for future launch. Our contracted backlog for future services as of December 31, 2001, 2002 and 2003 was $5.8 billion, $5.6 billion and $4.6 billion, respectively. The change in contracted backlog from December 31, 2002 to December 31, 2003 was the result of customer contract activity during 2003 and a reduction of our total contracted backlog of approximately $360.0 million as a result of the XIPS failure and resulting shortened satellite life on PAS-6B. See "—Satellite Technology—BSS 601 HP XIPS" below.

        As of September 30, 2004, we had contracted backlog for future services of $5.13 billion, which was up from $4.52 billion as of June 30, 2004. This increase was due primarily to contractual arrangements that were executed in connection with the Recapitalization of approximately $687 million, partially offset by a $77 million net reduction to contracted backlog as a result of other customer activity during the three months ended September 30, 2004 ($197 million of customer billings during the quarter less net new contracted backlog of $120 million as a result of the execution of customer contracts). Our contracted backlog as of September 30, 2004 also included approximately $1.3 billion relating to future services on satellites we expect to launch. Approximately $5.7 million of our contracted backlog as of September 30, 2004 represents the aggregate contracted backlog from affiliates of the Sponsors. As of December 31, 2003 and September 30, 2004, our contracted backlog was comprised of the following:

	Contracted Backlog
	December 31, 2003	September 30, 2004
	(In billions)
Category:
Video services	$3.82	$4.21
Network services	0.67	0.74
Government services	0.05	0.09
Other	0.02	0.09

Total	$4.56	$5.13

Geographic distribution of revenues

        Almost all of our contracts are denominated in U.S. dollars. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we derived our revenues from operations in the following regions, shown in percentages:

				Nine Months Ended September 30,
	Year Ended December 31,
Region
	2001	2002	2003	2004
United States	40%	42%	44%	44%
Latin America	22	23	19	17
Asia	17	16	15	13
Africa	12	8	9	10
Other	9	11	13	16

Total	100%	100%	100%	100%

Costs and Expenses

        In general, our costs and expenses are largely fixed in nature, providing us with the ability to recognize significant incremental revenues without incurring significant incremental costs once we have launched a satellite. Our costs and expenses include depreciation and amortization, direct operating costs, selling, general and administrative costs, costs associated with any outright sales or sales-type leases.

        Depreciation and amortization expense is primarily attributable to straight-line depreciation of our satellites. Direct operating costs are primarily comprised of costs to operate and maintain our satellites, such as engineering and operations costs, in-orbit insurance costs and third-party charges generally associated with the provision of special events and occasional services. Selling, general and administrative costs consist primarily of sales and marketing expenses, salaries and benefits, and corporate general and administrative expenses. At the inception of an outright sale or a sales-type lease, the cost basis of the transponder and related insurance is charged to the cost of the outright sale or sales-type lease.

Stock Split

        In connection with the Recapitalization, on August 20, 2004 PanAmSat's board of directors approved a 4.37 for 1.00 stock split of PanAmSat's common stock. All share amounts, as well as the par value amounts and additional paid-in-capital amounts related to our shares, contained in this prospectus have been adjusted to give retroactive effect to the stock split.

Contribution of PanAmSat's Common Stock to the Issuer

        The Issuer is a recently formed Delaware corporation that is owned by the Sponsors and certain members of management and our board of directors in the same proportion as their prior ownership of PanAmSat as well as certain other members of management who purchased shares of the Issuer after the contribution. The capital stock of PanAmSat was contributed to the Issuer in October 2004 prior to the consummation of the issuance of the senior discount notes.

Results of Operations—Three Months Ended September 30, 2004 Compared to Three Months Ended September 30, 2003

	Three Months Ended September 30,
			Dollar Change	Percentage Change
	2003	2004
	(In thousands, except percentages)
Revenues:
Operating leases, satellite services and other	$206,033	$203,268	$(2,765)	(1.3)%
Outright sales and sales-type leases	4,047	3,827	(220)	(5.4)%

Total revenues	210,080	207,095	(2,985)	(1.4)%

Costs and expenses:
Cost of outright sales and sales-type leases	—	2,224	2,224
Depreciation and amortization expense	85,018	74,322	(10,696)	(12.6)%
Direct operating costs (exclusive of depreciation and amortization)	38,563	38,649	86	0.2%
Selling, general and administrative expenses	19,323	21,509	2,186	11.3%
Facilities restructuring and severance costs	727	2,080	1,353	186.1%
Transaction-related costs	—	154,535	154,535

Total operating costs and expenses	143,631	293,319	149,688	104.2%

Income (loss) from operations	66,449	(86,224)	(152,673)	(229.8)%
Interest expense, net	38,904	57,794	18,890	48.6%

Income (loss) before income taxes	27,545	(144,018)	(171,563)	(622.8)%
Income tax expense (benefit)	6,549	(67,363)	(73,912)	(1,128.6)%

Net (loss) income	$20,996	$(76,655)	$(97,651)	(465.1)%

Net (loss) income per share—basic and diluted

Revenues

        The decrease in total revenues was primarily attributable to lower program distribution and DTH revenues of approximately $5.7 million due to customer credit related issues and lower government services revenue of $1.3 million. These decreases were partially offset by increases in occasional services revenue of $2.2 million resulting from the 2004 summer Olympics and higher other revenues of $2.8 million due to additional consulting services revenues (See "—Operating Segments" below).

Cost of outright sales and sales-type leases

        The cost of sales-type leases recorded in the third quarter of 2004 primarily relates to the adjustment of certain costs for outright sales and sales-type leases due to the August 2004 XIPS anomaly on Galaxy 10R. This increase to cost of sales-type leases of approximately $5.9 million was partially offset by the reversal of approximately $3.7 million of in-orbit insurance liabilities related to sales-type leases that are no longer insured.

Depreciation and amortization expense

        The decrease in depreciation and amortization for the three months ended September 30, 2004, was due primarily to lower depreciation on Galaxy 11, PAS-1R and Galaxy 4R of $11.6 million, as a result of the allocation of insurance proceeds against the carrying values of these satellites over the past year, as well as lower depreciation of $2.9 million on PAS-6 due to the impairment loss in the first quarter of 2004 (See "—Satellite Technology" below). These decreases were partially offset by accelerated depreciation of $4.5 million due to reduced end of life estimates for Galaxy 10R and

PAS-6B for XIPS failures and depreciation of $1.2 million on Galaxy 13, which was placed in service in January 2004.

Direct operating costs (exclusive of depreciation and amortization)

        Total direct operating costs remain relatively flat as compared to the third quarter of 2003. Additional direct operating costs were recorded during the third quarter of 2004 related to increased expenses of $2.2 million attributable to the growth of our consulting business and additional costs of approximately $1.0 million for our expanded fiber service offerings, resulting from our November 2003 acquisition of Sonic Telecommunications International Ltd. ("Sonic"). These increases were offset by reduced satellite insurance expense of $2.0 million and lower direct operating costs of $2.1 million primarily related to lower revenues at our G2 operating segment.

Selling, general and administrative expenses

        The increase in selling, general and administrative expenses was primarily attributable to additional bad debt expense of approximately $2.5 million.

Facilities restructuring and severance costs

        In the third quarter of 2004, we recorded a charge of approximately $2.3 million related to our Facilities Restructuring Plan. This charge resulted from a reduction in future anticipated sublease income at one of our idle facilities. The $0.7 million of charges recorded during the three months ended September 30, 2003 represents severance costs related to our teleport consolidation. (See "—Liquidity and Capital Resources—Facilities Restructuring and Severance Costs" below).

Transaction-related costs

        The increase in 2004 is due to costs incurred in relation to the Recapitalization. These costs consist of $138.2 million of costs related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives and $1.8 million of costs related to the proxy solicitation and other costs.

Income from operations

        The decrease in income from operations of $152.7 million was primarily due to Recapitalization related costs of $155.0 million described above.

Interest expense, net

        Interest expense, net consisted of the following (in thousands):

	Three Months Ended September 30,
			Dollar Change
	2003	2004
Gross interest expense	$44,168	$61,545	$17,377
Less: Interest income	2,438	1,702	(736)
Less: Capitalized interest	2,826	2,049	(777)

Total interest expense, net	$38,904	$57,794	$18,890

        Gross interest expense increased primarily as a result of:

  •
  The write-off of $15.1 million of debt issuance costs in the third quarter of 2004, as a result of the repayment of certain indebtedness in conjunction with the Recapitalization.

  •
  Additional interest expense after the Recapitalization, which resulted in additional incremental indebtedness for us at higher average interest rates (See "—Liquidity and Capital Resources—Long-term Debt" below).

        These increases were partially offset by (i) lower interest expense before the Recapitalization as a result of the repayments of debt made over the last year and (ii) a pre-tax charge of $5.7 million recorded during the third quarter of 2003, as a result of the write-off of debt issuance costs associated with the portion of the credit facility that was prepaid in July 2003.

Income tax expense (benefit)

        The increase in income tax benefit was due primarily to lower income from operations of $152.7 million, which primarily resulted from costs recorded during the third quarter of 2004 related to the Recapitalization.

Results of Operations—Nine Months Ended September 30, 2004 Compared to Nine Months Ended
September 30, 2003

	Nine Months Ended September 30,
			Dollar Change	Percentage Change
	2003	2004
	(In thousands, except percentages)
Revenues:
Operating leases, satellite services and other	$600,853	$607,165	$6,312	1.1%
Outright sales and sales-type leases	12,576	12,185	(391)	(3.1)

Total revenues	613,429	619,350	5,921	1.0%

Costs and expenses:
Cost of outright sales and sales-type leases	—	2,224	2,224
Depreciation and amortization expense	232,194	220,969	(11,225)	(4.8)%
Direct operating costs (exclusive of depreciation and amortization)	103,983	118,484	14,501	13.9%
Selling, general and administrative expenses	58,687	88,814	30,127	51.3%
Facilities restructuring and severance costs	1,390	4,508	3,118	224.3%
Satellite impairment loss	—	99,946	99,946
Transaction-related costs	—	155,035	155,035

Total operating costs and expenses	396,254	689,980	293,726	74.1%

Income (loss) from operations	217,175	(70,630)	(287,805)	(132.5)%
Interest expense, net	106,311	122,503	16,192	15.2%

Income (loss) before income taxes	110,864	(193,133)	(303,997)	(274.2)%
Income tax expense (benefit)	28,712	(95,215)	(123,927)	(431.6)%

Net income (loss)	$82,152	$(97,918)	$(180,070)	(219.2)%

Net income (loss) per share—basic and diluted

Revenues

        The increase in total revenues was primarily attributable to additional government services revenues of $18.1 million related to our G2 operating segment and an increase in network services revenues of $6.8 million related to network resellers, data services within the Middle East and additional revenues related to VSAT applications in North America. Additionally, occasional services revenue increased by $2.2 million, due partially to the broadcast of the 2004 Summer Olympics and other revenues increased by $4.8 million due to additional consulting services revenues. These increases were partially offset by lower program distribution and DTH video revenues of $26.0 million primarily as a result of customer credit related issues in international regions (See "—Operating Segments" below).

Cost of outright sales and sales-type leases

        The cost of sales-type leases recorded during the nine months ended September 30, 2004 primarily relates to the adjustment of certain costs for outright sales and sales-type leases due to the August 2004 XIPS anomaly on Galaxy 10R. This increase to cost of sales-type leases of approximately $5.9 million was partially offset by the reversal of approximately $3.7 million of in-orbit insurance liabilities related to sales-type leases that are no longer insured.

Depreciation and amortization expense

        The decrease in depreciation and amortization for the nine months ended September 30, 2004, was due primarily to lower depreciation on Galaxy 11, PAS-1R and Galaxy 4R of $21.0 million, as a result of the allocation of insurance proceeds against the carrying values of these satellites over the past year. In addition, we recorded lower non-satellite depreciation of $4.5 million and lower depreciation on PAS-6 of $6.3 million due to the impairment loss in the first quarter of 2004 (See "—Satellite Technology" below). These decreases were partially offset by accelerated depreciation of $12.4 million due to reduced end of life estimates for Galaxy 10R and PAS-6B for XIPS failures and depreciation of $6.3 million on Galaxy 12 and Galaxy 13, which were placed in service in May 2003 and January 2004, respectively.

Direct operating costs (exclusive of depreciation and amortization)

        The increase in direct operating costs was primarily due to:

  •
  additional direct operating costs of our G2 operating segment of $13.7 million due to the growth of services to the U.S. government, partially driven by the 2003 acquisitions of HGS and Esatel.

  •
  $3.2 million of additional costs related to our Horizons joint venture, which commenced operations in January 2004.

  •
  increased expenses of $4.1 million attributable to the growth of our consulting business.

  •
  $2.9 million of additional costs related to our expanded fiber service offerings, after the 2003 acquisition of Sonic.

        These increases were partially offset by reduced satellite insurance expense of $7.3 million and a $3.1 million write-off of deferred charges as a result of the termination of certain vendor contracts during the first quarter of 2003.

Selling, general and administrative expenses

        The increase in selling, general and administrative expenses was due primarily to the $29.6 million pre-tax charge recorded in relation to the write-off of a customer's long and short-term receivable balances during the second quarter of 2004.

PAS-6 impairment loss

        In the first quarter of 2004, we recorded a non-cash charge of $99.9 million related to the impairment of our PAS-6 satellite (See "—Satellite Technology" below).

Facilities restructuring and severance costs

        In the first nine months of 2004, we recorded a non-cash charge of $3.7 million related to our facilities restructuring plan and $0.8 million related to our teleport consolidation plan. The non-cash charge associated with our facilities restructuring plan includes a charge of approximately $2.3 million for a reduction in future anticipated sublease income related to one of our idle facilities. For the nine months ended September 30, 2003, these amounts represent severance costs related to our teleport consolidation of $2.8 million offset partially by $1.5 million of restructuring credits related to the signing of sublease agreements for amounts higher than originally estimated. (See "—Liquidity and Capital Resources—Facilities Restructuring and Severance Costs" below).

Transaction-related costs

        The increase in 2004 is due to costs incurred in relation to the Recapitalization. These costs consist of $138.2 million of costs related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives and $2.3 million of costs related to the proxy solicitation and other costs.

Income (Loss) from operations

        The decrease in income from operations was primarily due to Recapitalization related costs of $155.0 million, the $99.9 million impairment loss for our PAS-6 satellite and the $29.6 million pre-tax charge described above.

Interest expense, net

        Interest expense, net consisted of the following (in thousands):

	Nine Months Ended September 30,
			Dollar Change
	2003	2004
Gross interest expense	$129,033	$133,542	$4,509
Less: Interest income	11,416	6,789	(4,627)
Less: Capitalized interest	11,306	4,250	(7,056)

Total interest expense, net	$106,311	$122,503	$16,192

        Interest expense, net for the nine months ended September 30, 2004 increased primarily as a result of the following:

  •
  The write-off of $20.6 million of debt issuance costs during 2004 as a result of the repayment of certain indebtedness.

  •
  Additional interest expense after the Recapitalization which resulted in additional incremental indebtedness at higher average interest rates (See "—Liquidity and Capital Resources—Long-term Debt" below).

  •
  Lower interest income of $4.6 million due primarily to lower average cash balances.

  •
  Lower capitalized interest during 2004 due to lower satellite construction in progress balances.

        These increases to interest expense, net were partially offset by the following:

  •
  Lower interest expense before the Recapitalization as a result of the repayments of debt made over the last year.

  •
  A pre-tax charge of $5.7 million recorded during the third quarter of 2003, as a result of the write-off of debt issuance costs associated with the portion of the credit facility that was prepaid in July 2003.

Income tax expense (benefit)

        The decrease in income tax expense was due primarily to the income tax effect of costs recorded during the third quarter of 2004 related to the Recapitalization, the PAS-6 impairment loss recorded during the first quarter of 2004, and the write-off of the customer receivable balance in the second quarter of 2004. We estimate that our effective income tax rate will be a tax benefit of approximately 54.8% for 2004, as compared to a tax expense of approximately 26% for 2003.

Selected segment data

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2003	2004
	(In thousands)
Revenues:
FSS	$192,692	$191,945	$581,946	$570,154
G2	21,780	20,497	46,813	64,918
Eliminations	(4,392)	(5,347)	(15,330)	(15,722)

Total revenues	$210,080	$207,095	$613,429	$619,350

Income (loss) from operations:
FSS	$63,109	$(88,909)	$209,728	$(78,640)
G2	3,340	2,685	7,447	8,010
Eliminations	—	—	—	—

Total income (loss) from operations	$66,449	$(86,224)	$217,175	$(70,630)

Segment EBITDA:
FSS	$157,906	$156,236	$468,550	$459,254

G2	$3,494	$2,996	$7,653	$9,101

        As a result of the Recapitalization, we began utilizing Segment EBITDA as a measure of performance for our operating segments during the third quarter of 2004. We evaluate the performance of our operating segments based on several factors, of which the primary financial measure is segment net income (loss) plus net interest expense, income tax expense (benefit) and depreciation and amortization, further adjusted to exclude non-recurring items and other non-cash adjustments largely outside of the segment operating managers' control ("Segment EBITDA"). Segment EBITDA is presented herein because our chief operating decision maker evaluates and measures each business unit's performance based on its Segment EBITDA results. See Note 15 "Operating Segments" to our unaudited condensed consolidated financial statements appearing elsewhere in this prospectus for a reconciliation of income (loss) from operations to Segment EBITDA for our FSS operating segment and our G2 operating segment. Management encourages readers to use GAAP disclosures within this prospectus to evaluate our results of operations. This non- GAAP information is included to aid the reader in understanding our GAAP financial statements.

        Our operations are comprised of the following two segments:

        Fixed Satellite Services—Through FSS, we lease transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and DTH and provide TT&C and network services to customers.

        Government Services—Through G2, we provide global satellite and related telecommunications services to the U.S. government, international government entities, and their contractors.

FSS Segment

FSS Revenue by Service-Type

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2003	2004
	(In thousands)
FSS Revenues:
Video	$122,466	$118,941	$374,000	$350,178
Network	54,535	53,573	157,686	164,509
Government	4,392	5,347	15,330	15,722
Other	11,299	14,084	34,930	39,745

Total FSS revenues	$192,692	$191,945	$581,946	$570,154

Three months ended:

        The decrease in FSS revenues for the three months ended September 30, 2004 of $0.7 million was primarily attributable to a decrease in video services revenues, partially offset by an increase in other services revenues as follows:

  Video Services—The decrease in video services of $3.5 million was primarily due to lower program distribution and DTH video revenues of approximately $5.7 million due to customer credit related issues. These decreases were partially offset by increases in occasional services revenue of $2.2 million resulting from the 2004 summer Olympics.

  Other Services—The $2.8 million increase in other service revenue is primarily due to additional consulting services revenues as compared to the same period in 2003.

Nine months ended:

        The decrease in FSS revenues for the nine months ended September 30, 2004 of $11.8 million was primarily attributable to lower video services revenues of $23.8 million, partially offset by increases in network services revenues of $6.8 million and other services revenues of $4.8 million as follows:

  Video Services—The decrease in video services revenues was primarily due to a decrease in program distribution and DTH video services revenues of $26.0 million, resulting primarily from customer credit related issues in international regions, some of which resulted in the second quarter 2004 charge of $29.6 million, which is more fully described above. This decrease was partially offset by an increase of $2.2 million in occasional services revenues resulting from the 2004 summer Olympics.

  Network Services—The increase in network services revenues is primarily due to additional revenue from network resellers, customers with data services within the Middle East and additional revenues from customers with VSAT applications in North America.

  Other Services—The increase in other services revenues is due primarily to additional consulting services revenues of $5.1 million during the nine months ended September 30, 2004 as compared to the same period in 2003.

        Income from Operations.    The decrease in FSS income from operations for the three months ended September 30, 2004, was primarily due to the $154.5 million of costs recorded in relation to the Recapitalization. The decrease in FSS income from operations for the nine months ended September 30, 2004 was primarily due to the $155.0 million of costs recorded in relation to the

Recapitalization, the loss on the impairment of PAS-6 of $99.9 million and the $29.6 million pre-tax charge described above.

        Segment EBITDA.    Segment EBITDA for the three months ended September 30, 2004 decreased $1.7 million as compared to the same period in 2003. This decrease was due primarily to lower FSS revenues for the three months ended September 30, 2004 of $0.7 million, as well as higher operating expenses of approximately $1.0 million as compared to 2003. Segment EBITDA for the nine months ended September 30, 2004 decreased approximately $9.3 million. This decrease was due primarily to lower revenues of $11.8 million discussed above, partially offset by lower operating expenses of approximately $2.5 million.

G2 Segment

        Revenue.    The decrease in G2 segment revenues of $1.3 million for the three months ended September 30, 2004, as compared to the same period in 2003, was due to a decrease of $3.5 million in non-satellite bandwidth revenue, partially offset by an increase of $2.3 million in equipment sales, as compared to the same period in 2003. The increase in G2 segment revenues of $18.1 million for the nine months ended September 30, 2004, as compared to the nine months ended September 30, 2003, reflects a full nine months of operations in 2004 for the HGS and Esatel acquisitions made during 2003, as well as an increase in equipment-based sales of $4.4 million, satellite bandwidth sales of $4.2 million and non-satellite bandwidth sales of $3.2 million, as compared to the same period in 2003. The increase was also due to an increase of $6.5 million in revenues earned from our long-term construction arrangement with a customer to construct an L-Band navigational payload on our Galaxy 15 satellite. This construction of the L-Band navigational payload began in October 2003.

        Income from operations and Segment EBITDA.    Income from operations and Segment EBITDA decreased $0.7 million and $0.5 million for the three months ended September 30, 2004, respectively, as compared to the same periods in 2003. These decreases were primarily a result of the lower revenues earned during the three months ended September 30, 2004, as discussed above, partially offset by the related cost of sales. Income from operations and Segment EBITDA increased $0.6 million and $1.4 million for the nine months ended September 30, 2004, respectively, as compared to the same period in 2003. These increases were primarily a result of the higher revenues earned during the nine months ended September 30, 2004, as discussed above, partially offset by the related cost of sales.

Results of Operations—2003 Compared to 2002

	Year Ended December 31,
			Dollar Change	Percentage Change
	2002	2003
	(In thousands, except percentages)
Revenues:
Operating leases, satellite services and other	$792,691	$814,006	$21,315	2.7%
Outright sales and sales-type leases	19,599	17,005	(2,594)	(13.2)%

Total revenues	812,290	831,011	18,721	2.3%

Costs and expenses:
Depreciation and amortization expense	335,717	312,833	(22,884)	(6.8)%
Direct operating costs (exclusive of depreciation and amortization)	126,387	149,696	23,309	18.4%
Selling, general and administrative expenses	101,983	86,081	(15,902)	(15.6)%
Facilities restructuring and severance costs	13,708	4,227	(9,481)	(69.2)%
Gain on insurance claims	(40,063)	—	40,063
Loss on termination of sales-type leases	18,690	—	(18,690)

Total operating cost and expenses	556,422	552,837	(3,585)	(0.6)%

Income from operations	255,868	278,174	22,306	8.7%
Interest expense, net	142,470	143,632	1,162	0.8%

Income before income taxes	113,398	134,542	21,144	18.6%
Income tax expense	28,350	35,010	6,660	23.5%

Net income	$85,048	$99,532	$14,484	17.0%

Net income per share—basic and diluted

Revenues

        The increase in operating leases, satellite services and other was primarily due to higher government services and network services revenues. These increases were partially offset by lower program distribution and DTH video revenues attributable to lower net new business, customer credit issues and the 2002 FIFA World Cup as well as lower revenues from occasional use and other services (See "—Selected segment data" below). Outright sales and sales-type lease revenues during 2002 and 2003 represent periodic interest from existing sales-type leases. No new outright sales or sales-type leases were recorded in 2002 or 2003.

Depreciation and amortization expense

        This decrease was primarily due to:

  •
  lower depreciation related to Galaxy 8-i of $43.4 million which was fully depreciated in July of 2002;

  •
  lower depreciation expense recorded in 2003 of $4.1 million as a result of the write-off of our PAS-7 satellite during the first quarter of 2002. See "—Gain on insurance claims"; and

  •
  lower depreciation related to Galaxy 6 of $9.3 million which was fully depreciated in September of 2002.

These decreases were partially offset by:

  •
  additional depreciation expense of $14.3 million related to accelerated depreciation on two satellites due to reduced end-of-life estimates; and

  •
  additional depreciation expense of $18.0 million related to two satellites placed in service during 2002 and 2003.

Direct operating costs (exclusive of depreciation and amortization)

        This increase was primarily related to $40.9 million in costs related to revenues from our G2 segment. This increase was partially offset by $3.6 million in lower broadcast service costs related to the 2002 FIFA World Cup, $6.3 million of lower insurance expense and $6.5 million of other operational efficiencies achieved during 2003, including lower coordination fees, webcast services costs and compensation and benefits.

Selling, general and administrative expenses

        This decrease was primarily due to decreased bad debt expense of $14.2 million, partially offset by higher compensation and benefit expenses. The decrease in bad debt expense was primarily due to several large customer receivables that were provided for during 2002 and reversals of bad debt expense during 2003 as a result of collections on receivables previously reserved.

Facilities restructuring and severance costs

        The 2003 facilities restructuring and severance costs of $4.2 million were related to the disposal and severance charges from our teleport consolidation plan, announced in March 2003, and severance charges related to the workforce reduction that took place in the fourth quarter of 2003. The 2002 facilities restructuring and severance costs of $13.7 million were primarily attributable to the restructuring of certain of our facilities. See Note 11 "Facilities Restructuring and Severance Costs" to our audited consolidated financial statements appearing elsewhere in this prospectus.

Gain on insurance claims

        This gain in 2002 reflects the net proceeds agreed to by the insurers of $215.0 million less the net book value of the PAS-7 satellite, including incentive obligations. See "—Liquidity and Capital Resources—Insurance settlements" below. There was no comparable transaction in 2003.

Loss on termination of sales-type leases

        On March 29, 2002, we entered into an agreement with one of our customers regarding the revision of the customer's sales-type lease agreements as well as certain other trade receivables. This agreement resulted in the termination of the customer's sales-type leases and the establishment of new operating leases in their place. As a result, we recorded a non-cash charge in the year ended December 31, 2002 of $18.7 million. There was no comparable transaction in 2003.

Income (loss) from operations

        The increase in income from operations was primarily due to the decrease in depreciation and amortization expense of $22.9 million, the $18.7 million loss on the conversion of sales-type leases to operating leases in 2002, the $18.7 million increase in revenues and lower net facilities restructuring and severance charges of $9.5 million. These increases in income from operations were partially offset by the $40.1 million gain in 2002 related to the settlement of the PAS-7 insurance claim and higher direct operating costs and selling, general and administrative expenses of $7.4 million. The increases in revenues and operating costs were largely attributable to increased activity of our G2 segment. See "—Selected segment data" below.

Interest expense, net

        Interest expense, net consisted of the following:

	Year Ended December 31,
			Dollar Change
	2002	2003
	(In thousands)
Gross interest expense	$184,928	$170,822	$(14,106)
Less: Interest income	15,161	13,293	(1,868)
Less: Capitalized interest	27,297	13,897	(13,400)

Total interest expense, net	$142,470	$143,632	$1,162

        Gross interest expense decreased in 2003 versus 2002 by $14.1 million due to the repayment of PanAmSat's $200.0 million 6% notes in January 2003, the July and December 2003 prepayments under PanAmSat's old senior secured credit facilities of $350.0 million and $300.0 million, respectively, and the write-off of $3.3 million in debt issuance costs related to the 2002 repayment of the $1.7 billion term loan owed to The DIRECTV Group. These increases were offset by higher interest expense after the 2002 refinancing of The DIRECTV Group term loan and the write-off of $10.7 million of debt issuance costs related to the prepayments made in 2003. Interest income decreased by $1.9 million due to lower cash balances during 2003 while capitalized interest decreased by $13.4 million due to lower construction-in-progress balances as a result of the launches of Galaxy 3C and Galaxy 12 and the termination of the Galaxy 8-iR construction agreement.

Income tax expense (benefit)

        The increase in income tax expense was primarily due to an increase of $21.1 million in income before income taxes. The effective tax rate for 2003 was comparable to the rate for 2002.

Selected segment data

	Year Ended December 31,
			Dollar Change	Percentage Change
	2002	2003
	(In thousands, except percentages)
Revenues:
FSS	$806,272	$775,009	$(31,263)	(3.9)%
G2	24,074	74,550	50,476	209.7%
Eliminations	(18,056)	(18,548)	(492)	2.7%

Total revenues	$812,290	$831,011	$18,721	2.3%

Income from operations:
FSS	$249,850	$269,573	$19,723	7.9%
G2	6,018	8,601	2,583	42.9%
Eliminations	—	—	—	—

Total income from operations	$255,868	$278,174	$22,306	8.7%

FSS Segment

FSS Revenues by Service Type

	Year Ended December 31,
			Dollar Change	Percentage Change
	2002	2003
	(In thousands, except percentages)
FSS Revenues:
Video	$534,924	$494,711	$(40,213)	(7.5%)
Network	198,420	213,735	15,315	7.7%
Government	18,056	18,548	492	2.7%
Other	54,872	48,015	(6,857)	(12.5%)

Total	$806,272	$775,009	$(31,263)	(3.9%)

        Revenues.    The decrease in FSS revenues was primarily due to lower program distribution and DTH video revenues, which were partially offset by higher network services revenues.

        Video services.    The decrease in revenues from video services was primarily due to:

  •
  lower net new business related to program distribution and DTH video revenues of $11.8 million;

  •
  lower revenues recorded in 2003 as a result of customer credit issues of $8.8 million;

  •
  lower termination fee revenues of $9.9 million, including an $8.0 million termination fee received in 2002 from one of our customers; and

  •
  a decrease in occasional video services revenues of $9.4 million, which primarily related to the 2002 FIFA World Cup.

        These decreases were partially offset by an increase in revenues related to one-time billings and credits of $3.0 million.

        Network services.    The increase in revenues from network services was primarily attributable to higher net new network service revenues and fewer customer credit issues of $18.4 million. These increases were partially offset by lower Internet related revenues of $6.1 million, primarily as a result of increased customer terminations and contract expirations.

        Income from operations.    The increase in income from operations is primarily due to lower direct operating costs and selling, general and administrative expenses of $39.3 million, a decrease in depreciation and amortization expense of $23.6 million (See "—Depreciation and amortization expense" above), an $18.7 million loss on the conversion of sales-type leases to operating leases in 2002, and lower net facilities restructuring and severance charges of $9.5 million. These increases in income from operations were partially offset by the decrease in revenues of $31.3 million and the $40.1 million gain in 2002 related to the settlement of the PAS-7 insurance claim.

G2 Segment

        Revenues.    The $50.5 million increase in G2 segment revenues was primarily the result of the purchases of HGS and Esatel in March 2003 and August 2003, respectively. Our G2 revenues during 2002 consisted primarily of leases of FSS satellite capacity to government contractors. During 2003, with the acquisitions of HGS and Esatel, this segment's revenues were expanded to include direct contractual arrangements with the U.S. government and end-to-end satellite service offerings, such as consulting services and equipment sales to customers.

        Income from operations.    Income from operations increased by $2.6 million due to a $50.5 million increase in G2 revenues offset by an increase in operating costs of $47.9 million. These increases were due to the 2003 acquisitions of HGS and Esatel, which resulted in increases in equipment sales, consulting services and contractual arrangements with the U.S. government. Equipment and non-satellite bandwidth sales carry lower margins as compared to leases of FSS satellite capacity.

Results of Operations—2002 Compared to 2001

	Year Ended December 31,
			Dollar Change	Percentage Change
	2001	2002
	(In thousands, except percentages)
Revenues:
Operating leases, satellite services and other	$802,194	$792,691	$(9,503)	(1.2)%
Outright sales and sales-type leases	67,881	19,599	(48,282)	(71.1)%

Total revenues	870,075	812,290	(57,785)	(6.6)%

Costs and expenses:
Cost of outright sales and sales-type leases	12,766	—	(12,766)
Depreciation and amortization expense	414,744	335,717	(79,027)	(19.1)%
Direct operating costs (exclusive of depreciation and amortization)	147,401	126,387	(21,014)	(14.3)%
Selling, general and administrative expenses	121,622	101,983	(19,639)	(16.1)%
Facilities restructuring and severance costs	8,223	13,708	5,485	66.7%
Gain on insurance claims	—	(40,063)	(40,063)
Loss on termination of sales-type leases	—	18,690	18,690

Total operating cost and expenses	704,756	556,422	(148,334)	(21.0)%

Income from operations	165,319	255,868	90,549	54.8%
Interest expense, net	111,153	142,470	31,317	28.2%

Income before income taxes	54,166	113,398	59,232	109.4%
Income tax expense	23,562	28,350	4,788	20.3%

Net income	$30,604	$85,048	$54,444	177.9%

Net income per share—basic and diluted

Revenues

        The decrease in total revenues was primarily the result of new sales-type lease revenues recorded during the year ended December 31, 2001, for which there were no comparable revenues during the year ended December 31, 2002. Virtually all of the revenues from sales-type lease agreements are recognized at service commencement, whereas revenues from operating lease agreements are recognized monthly over the term of the agreement.

        The decrease in operating leases, satellite services and other was primarily due to lower program distribution and DTH video revenues, partially offset by an increase in occasional video services revenues which was largely attributable to the 2002 FIFA World Cup (See "—Selected segment data" below). The decrease in sales and sales-type lease revenues was primarily the result of the $45.5 million of new sales-type lease revenues recorded during the year ended December 31, 2001.

Cost of outright sales and sales-type leases of transponders

        We recorded $12.8 million of costs related to sales-type leases entered into in 2001 for which there was no comparable transaction in 2002.

Depreciation and amortization expense

        This decrease was primarily due to:

  •
  the elimination of goodwill amortization as a result of the adoption of SFAS 142 during 2002 of approximately $65.0 million;

  •
  lower depreciation related to Galaxy 8-i of $31.0 million, which was fully depreciated in July of 2002; and

  •
  lower depreciation expense recorded in 2002 of $12.3 million as a result of the write-off of our PAS-7 satellite during the first quarter of 2002.

        These decreases were partially offset by:

  •
  an increase in non-satellite depreciation of $16.7 million partially related to the opening of our customer service center in Ellenwood, Georgia in late 2001; and

  •
  additional depreciation expense of $13.5 million related to three satellites placed in service during 2001 and 2002.

Direct operating costs (exclusive of depreciation and amortization)

        This decrease was primarily related to the operational streamlining that occurred during 2002, including lower costs related to certain Internet related services of $10.2 million and lower consulting and professional fees of $5.3 million. In addition, we recorded additional costs of $4.4 million in 2001 as compared to 2002 as a result of our revenues share with the insurers of our Galaxy 8-i satellite.

Selling, general and administrative expenses

        This decrease was primarily due to the following:

  •
  decreased expenses for Internet related services of $8.9 million, advertising and promotional costs of $3.0 million and legal and professional costs of $2.5 million, as a result of our continued focus on operational efficiencies; and

  •
  decreased bad debt expense of $2.7 million.

Facilities restructuring and severance costs

        The 2002 costs were primarily attributable to the restructuring of certain of our facilities. The 2001 costs represent severance charges related to our expense reduction and webcast services restructuring plan which commenced in the third quarter of 2001. See Note 11 "Facilities Restructuring and Severance Costs" to our audited consolidated financial statements appearing elsewhere in this prospectus.

Gain on insurance claims

        This gain in 2002 reflected the net proceeds agreed to by the insurers of $215.0 million less the net book value of the PAS-7 satellite, including incentive obligations. There was no comparable transaction during 2001.

Loss on termination of sales-type leases

        On March 29, 2002, we entered into an agreement with one of our customers regarding the revision of the customer's sales-type lease agreements as well as certain other trade receivables. This agreement resulted in the termination of the customer's sales-type leases and the establishment of new operating leases in their place. As a result, we recorded a non-cash charge in the year ended December 31, 2002 of $18.7 million. There was no comparable transaction in 2001.

Income (loss) from operations

        This increase was due to the following:

  •
  the elimination of goodwill amortization as a result of the adoption of SFAS 142 during the first quarter of 2002 (See "—Goodwill" below);

  •
  our operational streamlining that occurred during 2002 (See "—Direct operating costs (exclusive of depreciation and amortization)" and "—Selling, general and administrative expenses" above); and

  •
  the recording of a $40.1 million gain in relation to the settlement of the PAS-7 insurance claim during 2002.

        This increase was partially offset by the following:

  •
  the $32.7 million of profit related to the sales-type lease recorded during the year ended December 31, 2001;

  •
  an $18.7 million loss on the conversion of sales-type leases to operating leases in 2002; and

  •
  the recording of additional net facilities restructuring and severance charges of $5.5 million related to several of our U.S. locations.

Interest expense, net

        Interest expense, net consisted of the following:

	Year Ended December 31,
			Dollar Change
	2001	2002
	(In thousands)
Gross interest expense	$147,993	$184,928	$36,935
Less: Interest income	13,494	15,161	1,667
Less: Capitalized interest	23,346	27,297	3,951

Total interest expense, net	$111,153	$142,470	$31,317

        Gross interest expense increased in 2002 versus 2001 by $36.9 million due to our 2002 refinancing of the $1.7 billion term loan owed to The DIRECTV Group and the write-off of $3.3 million of debt issuance costs during 2002 related to the repayment of The DIRECTV Group term loan. Interest income increased by $1.7 million in 2002 due to higher cash balances. Capitalized interest increased by $4.0 million due to higher satellite construction-in-progress balances.

Income tax expense (benefit)

        The increase in income tax expense was primarily due to an increase of $59.2 million in income before income taxes. The reduction in our effective income tax rate from 43.5% in 2001 to 25% in 2002 was primarily a result of the elimination of goodwill amortization due to the adoption of SFAS 142.

Selected segment data

	Year Ended December 31,
			Dollar Change	Percentage Change
	2001	2002
	(In thousands, except percentages)
Revenues:
FSS	$867,097	$806,272	$(60,825)	(7.0%)
G2	11,912	24,074	12,162	102.1%
Eliminations	(8,934)	(18,056)	(9,122)	102.1%

Total revenues	$870,075	$812,290	$(57,785)	(6.6%)

Income from operations:
FSS	$162,341	$249,850	$87,509	53.9%
G2	2,978	6,018	3,040	102.1%
Eliminations	—	—	—	—

Total income from operations	$165,319	$255,868	$90,549	54.8%

FSS Segment

FSS Revenues by Service Type

	Year Ended December 31,
			Dollar Change	Percentage Change
	2001	2002
	(In thousands, except percentages)
FSS Revenues:
Video	$593,591	$534,924	$(58,667)	(9.9%)
Network	210,384	198,420	(11,964)	(5.7%)
Government	8,934	18,056	9,122	102.1%
Other	54,188	54,872	684	1.3%

Total FSS revenues	$867,097	$806,272	$(60,825)	(7.0%)

        Revenues.    The decrease in FSS revenues was primarily the result of $45.5 million of new sales-type lease revenues recorded during the year ended December 31, 2001, for which there were no comparable revenues during the year ended December 31, 2002.

        Video services.    The decrease in video services revenues was primarily due to:

  •
  the new sales-type lease revenues recorded during 2001;

  •
  lower net new business related to program distribution and DTH video revenues of $15.7 million; and

  •
  lower revenues recorded in 2002 as a result of customer credit issues of $4.0 million.

        These decreases were partially offset by:

  •
  an increase in occasional video services revenues of $6.7 million, which primarily related to the 2002 FIFA World Cup; and

  •
  higher termination fee revenues of $4.9 million recorded during the year ended December 31, 2002 (included in 2002 termination fee revenues was an $8.0 million termination fee received from one of our customers).

        Network services.    The decrease in network services revenues was primarily a result of lower revenues recorded in 2002 as a result of customer credit issues of $7.6 million.

        Government services.    The increase in government services revenues was due to additional satellite capacity leased from our FSS segment to our G2 segment as a result of an increase in business with government resellers. These revenues eliminate in consolidation.

        Income from operations.    The increase in income from operations was due primarily to the elimination of goodwill amortization of $65.0 million, operational streamlining and the $40.1 million gain on our PAS-7 satellite. These increases were partially offset by the $32.7 million of profit related to the new sales-type lease recorded during 2001 and the $18.7 million loss on the conversion of sales-type leases to operating leases during 2002.

G2 Segment

        Revenues.    The $12.2 million increase in our G2 segment revenues was the result of additional operating lease revenues recorded from government resellers, including revenues from HGS prior to its acquisition in March 2003.

        Income from operations.    Income from operations increased by $3.0 million due to the increase in revenues described above as well as an increase in related costs of $9.2 million.

Goodwill

        SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested for impairment annually or when a change in circumstances occurs. See "—Critical Accounting Policies—Valuation of goodwill". Our adoption of SFAS 142 resulted in the elimination of goodwill amortization beginning January 1, 2002. As of December 31, 2001, 2002 and 2003 and September 30, 2004 we had goodwill of approximately $2.2 billion. Prior to the adoption of SFAS 142, our annual goodwill amortization was approximately $65.0 million. Net income for the years ended December 31, 2001, 2002 and 2003 and nine months ended September 30, 2004, adjusted to exclude amortization expense related to goodwill which is no longer amortized, were as follows (in thousands):

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Net income (loss):
Reported net income (loss)	$30,604	$85,048	$99,532	$(97,918)
Goodwill amortization	64,960	—	—	—

Adjusted net income (loss)	$95,564	$85,048	$99,532	$(97,918)

Net income (loss) per share—basic and diluted:
Reported net income (loss) per share—basic and diluted
Goodwill amortization per share
Adjusted net income (loss) per share—basic and diluted

Satellite Technology

        Our satellites are typically constructed to operate at full capacity over a design life of 15 years, although the actual performance and operating life of a satellite can vary significantly from that estimate. A satellite's performance and operating life will depend on operational considerations anticipated at the time of design and launch, such as the amount of fuel on board or expected degradation over time of electrical, propulsion, control or other on-board systems necessary for its operation. Performance or operating life may be extended if components degrade less than expected or if requirements are changed to allow reduced-fuel operations. However, performance or operating life may be reduced as a result of anomalies not contemplated by the satellite design which may not have become apparent until the satellite was placed in orbit or after the satellite has been in orbit for some time. It has been our experience that some of these anomalies can be common among satellites of the same model, or on satellite operating systems from the same manufacturer.

        We have identified three types of common anomalies among the satellite models in our fleet, which, if they materialize, have the potential for a significant operational impact. These are:

  •
  failure of both of the on-board XIPS used to maintain the in-orbit position of BSS 601 HP satellites;

  •
  accelerated solar array degradation in early BSS 702 satellites; and

  •
  failure of the on-board SCP in BSS 601 satellites.

        On March 17, 2004, our PAS-6 satellite, an FS 1300 model satellite built by Space Systems/Loral, suffered an anomaly resulting in a loss of power. Following that event, we moved the satellite to a storage orbit while we evaluated the problem with the manufacturer. On April 1, 2004, this satellite experienced another anomaly and more significant loss of power. Neither of these losses was anticipated. We maintained communications with, and control of, this satellite and, as a result of the second anomaly, took the necessary steps to deorbit it.

        PAS-6 had previously been taken out of primary service and at the time of the anomaly was being used as a backup for another satellite, PAS-6B. Accordingly, these events have not affected service to any of our customers and we anticipate that they will not affect our revenues in 2004. We do not plan to replace this satellite. As a result of the March 17 event, we recorded a non-cash impairment charge within income from operations of approximately $99.9 million in the first quarter of 2004. This resulted in a non-cash charge to net income after taxes of approximately $63.3 million. PAS-6 was uninsured and we will not collect insurance proceeds as a result of these events. Further, as a result of this impairment, we will no longer depreciate this asset and will not record $9.3 million of depreciation expense during the remainder of 2004.

        For tables showing all identified significant operational concerns, see "—Satellite Insurance—Insured satellites" and "—Satellite Insurance—Uninsured satellites" below.

BSS 601 HP XIPS

        The BSS 601 HP satellite uses a XIPS as its primary propulsion system. There are two separate XIPS on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The satellite also has a completely independent bi-propellant propulsion system as a backup to the XIPS. As a result, a single failure of a XIPS on a BSS 601 typically would have no effect on the satellite's performance or its operating life. A failure of a second XIPS on a satellite would also have no impact on the performance of that satellite. However, such a failure would require the use of the backup bi-propellant propulsion system, which could result in a shorter operating life for the satellite depending on the amount of bi-propellant fuel remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

        Certain of our BSS 601 HP satellites have experienced various problems associated with XIPS. We currently operate seven BSS 601 HP satellites, excluding Galaxy 8-i. Galaxy 8-i experienced failures of both XIPS in 2000 and continued to operate using bi-propellant until it deorbited in February 2004. Three of our currently operated BSS 601 HP satellites have experienced failures of both XIPS.

        The first of the currently operated satellites with failure of both primary and secondary XIPS is Galaxy 4R. This satellite is operating as designed on its backup bi-propellant propulsion system. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite's estimated remaining useful life, based on the bi-propellant fuel on board, was reduced to approximately 3.5 years from June 28, 2003, the date of the secondary XIPS failure. The C-band capacity of this and other satellites is backed up by in-orbit satellites with immediately available capacity. We believe that this problem will not affect revenues from the customers on this satellite or our total contracted backlog, as the satellite's backup bi-propellant propulsion system has sufficient fuel to provide ample time to seamlessly transition customers to a new or replacement satellite. We have determined that the satellite's net book value and our investments in sales-type leases on this satellite are fully recoverable.

        We began accelerating depreciation on Galaxy 4R beginning in the third quarter of 2003 to coincide with the satellite's revised estimated useful life. As a result, we recorded additional depreciation expense of $7.7 million during 2003. As of March 2004, following the final insurance settlement on this satellite, depreciation on Galaxy 4R has been approximately equal to the monthly depreciation on this satellite before the anomaly occurred. We expect to launch a replacement for Galaxy 4R in 2006. See "—Recent Insurance Settlements" and "—Satellite Deployment Plan", below.

        The second satellite with failure of both primary and secondary XIPS is PAS-6B. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite's estimated remaining useful life, based on the bi-propellant fuel on board, was reduced to approximately 4.9 years from July 9, 2003, the date of the secondary XIPS failure. We do not expect this problem to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite. We plan to construct and launch a replacement satellite for PAS-6B prior to the end of its useful life, although no commitment has been made for the procurement of this satellite at this time. As a result of this XIPS failure, we reduced our total contracted backlog by approximately $360.0 million. The insurance policy on this satellite has an exclusion for XIPS-related anomalies and, accordingly, this was not an insured loss.

        We began accelerating depreciation on PAS-6B beginning in the third quarter of 2003 to coincide with the satellite's revised estimated useful life. As a result, we recorded additional depreciation expense of $6.6 million during 2003. See "—Satellite Deployment Plan", below.

        The third satellite with failure of both primary and secondary XIPS is Galaxy 10R. On August 3, 2004, the secondary XIPS on this satellite permanently failed. The primary XIPS on this satellite had previously failed. The satellite is operating normally on its back-up bi-propellant propulsion system, which has proven to be a highly reliable propulsion system with extensive flight experience. This satellite is expected to operate normally on its available bi-propellant fuel for over three years. Prior to this event, Galaxy 10R was scheduled to have an estimated end of useful life in 2015. We do not expect this event to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite and there should be no material impact on services, revenues or satellite operations. This event will result in acceleration to the 2005-2007 timeframe of planned capital expenditures to replace this satellite.

        On August 31, 2004, we filed a proof of loss under the insurance policy for Galaxy 10R. Through November 30, 2004, we received all of the expected insurance proceeds for our claim on Galaxy 10R, or approximately $75 million.

        As a result of this event, we recorded approximately $9.1 million of losses in the third quarter of 2004 related primarily to a customer warranty obligation payable at the satellite's end of life and a non-cash write off of a portion of a sales-type lease receivable. These losses and warranty obligations are substantially covered by the Galaxy 10R insurance policies. In connection with the Galaxy 10R insurance settlement, a gain of approximately $9.1 million will be recorded during the fourth quarter of

2004, offsetting the third quarter losses. The expected additional depreciation expense resulting from Galaxy 10R's revised estimated useful life will be approximately $5 million per year.

        Of our four remaining BSS 601 HP satellites, PAS-5 has a book value of zero and is no longer in primary customer service. The other three continue to have XIPS as their primary propulsion system. However, no assurance can be given that we will not have further XIPS failures that result in shortened satellite lives or that such failures will be insured if they occur. For two of these three satellites, the available bi-propellant life ranges exceeds 6 years from June 30, 2004. The third satellite, Galaxy 13/Horizons 1, which was placed into service in January 2004, has available bi-propellant of approximately 11.9 years from September 30, 2004.

        In December 2004, after reviewing the operating time to failure and other data from failed BSS 601 HP XIPS systems in our fleet and from similar systems owned by others, as reported to us by the manufacturer, we recently reduced our estimate of the end of useful life of one of our BSS 601 HP satellites, PAS-9, from 2015 to 2013. This will result in an increase in our annual depreciation expense of $3.4 million beginning in the fourth quarter of 2004. This estimate is based on currently available data from satellite systems similar to PAS-9 and reflects our current expectations for these systems. We plan to replace this satellite prior to the end of its useful life. Because some of our customer contracts do not require their service to continue onto a replacement satellite, this reduction in our estimate of useful life will result in a reduction in our contracted backlog of approximately $61 million. However, given the nature of our customers' use of this satellite, we expect many of these customers will elect to renew their contracts onto a replacement satellite. We believe that the net book value of this satellite is fully recoverable. Along with the manufacturer, we continually monitor the performance of our satellites that use these systems and will, as warranted, reevaluate our expectations.

BSS 702 solar arrays

        All of our satellites have solar arrays that power their operating systems and transponders and recharge the batteries used when solar power is not available. Solar array performance typically degrades over time in a predictable manner. Additional power margins and other operational flexibility are designed into satellites to allow for such degradation without loss of performance or operating life. Certain BSS 702 satellites have experienced greater than anticipated and unpredictable degradation of their solar arrays resulting from the design of the solar arrays. Such degradation, if continued, results in a shortened operating life of a satellite or the need to reduce the use of the communications payload.

        We currently operate three BSS 702 satellites, two of which are affected by accelerated solar array degradation. On February 19, 2003, we filed proofs of loss under the insurance policies for two of our BSS 702 satellites, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels. Service to existing customers has not been affected, and we expect that both of these satellites will continue to serve these existing customers until we replace or supplement them with new satellites. Along with the manufacturer, we continually monitor the problem to determine its cause and its expected effect. Due to this continued degradation, based on a review of available data, we recently reduced our estimate of the end of the useful life of Galaxy 11 from 2015 to 2009 and of PAS-1R from 2016 to 2010, which will result in an increase in our annual depreciation expense of $26.3 million beginning in the fourth quarter of 2004. We plan to replace these satellites prior to the point at which the solar array degradation would affect operation of the core communications payload. This will accelerate capital expenditures planned for their replacement. Pursuant to our contracts with our customers, a substantial portion of our customer activity on these satellites will continue onto replacement satellites and the reduced estimate of their useful lives will not result in a material reduction in our contracted backlog. We believe that the net book values of these satellites are fully recoverable. See "Recent Insurance Settlements" and "Satellite Deployment Plan", below.

        The third BSS 702 satellite we operate, Galaxy 3C, was launched after the solar array anomaly was identified, and it has a substantially different solar array design intended to eliminate the problem. This satellite has been in service since September 2002 and has not experienced similar degradation problems.

SCP

        Many of our satellites use an on-board SCP to provide advanced orientation control and fault protection functions. SCPs are a critical component in the operation of such satellites. Each such satellite has a backup SCP, which is available in the event of a failure. Certain BSS 601 satellites, including our Galaxy 3R and PAS-4 satellites, have experienced primary SCP failures and are operating on their backup SCPs. Galaxy 3R has limited fuel remaining and is operating in an inclined orbit. PAS-4 is operated as a backup satellite that also provides short-term services. We do not anticipate that a failure of the remaining SCP on either Galaxy 3R or PAS-4 will cause an interruption of our business or require replacement of a satellite.

        We currently operate three additional BSS 601 satellites. PAS-2 and PAS-3R are both in primary service and are in a group of satellites that has been identified as having heightened susceptibility to the SCP problem. The risk of SCP failure appears to decline as these satellites age. PAS-2 and PAS-3R have been in continuous operation since 1994 and 1996, respectively. Both primary and backup SCPs on these satellites are monitored regularly and remain fully functional. Accordingly, we do not expect SCP failures to occur nor do we anticipate an interruption in business or to require early replacement of these satellites. HGS-3 is no longer in primary service and has a book value of less than $1 million.

Satellite Insurance

        There are several options available for managing certain of the business risks inherent in the operation of a satellite fleet, none of which can fully compensate for the loss of business we may experience on the failure of a satellite. Launch insurance may replace the capitalized cost of a satellite, but it will not cover the business costs that may result from the delay before a replacement satellite can be constructed and placed into service, such as lost revenues. In-orbit insurance may not be economically available or may be limited in coverage or subject to deductibles or exclusions in a manner that limits its value to the business. In-orbit spare satellites, ground-based spare satellites, interim restoration capacity on other satellites and designated reserve transponders may offer certain protections against loss of business due to a satellite failure, but they may not be immediately available when needed and they may only be an economical choice in certain situations. Following is an analysis of our risk management plan.

        We have obtained launch insurance for all of our satellite launches. Launch insurance coverage is typically in an amount equal to the fully capitalized cost of the satellite, which includes the construction costs, the portion of the insurance premium related to launch, the cost of the launch services and capitalized interest (but may exclude any unpaid incentive payments to the manufacturer). Launch insurance has historically covered claims arising after a launch for a period of up to three to five years, providing for payment of the full insured amount if, for example, the satellite is lost during launch or the satellite fails to achieve the proper orbital location, or if other failures occur during the in-orbit coverage period. Currently, as a result of market conditions in the satellite insurance industry, insurers are offering commercially reasonable launch policies that extend for no more than one year after launch.

        The premium on a launch insurance policy can vary considerably based on the type of satellite and the success rate of the launch vehicle. Currently, launch insurance rates in the industry generally range from 15% to 30% of the fully capitalized cost for a policy covering the launch and initial operations for one year thereafter, although the rates on the types of satellites that we launch generally range from

18% to 25%. As a result of several launch and in-orbit failures in the industry over the last few years, a launch and initial operations insurance premium can equate to $40 million or more, assuming a typical $200 million satellite with a 20% launch premium. We capitalize the cost of the launch insurance premium and amortize it over the satellite's operational life.

        In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels and generally decreases over time, based on the declining book value of the satellite. Historically, in-orbit policies have covered a period ranging from one to three years. As with launch insurance, insurers today are offering in-orbit policies that last for no more than one year. Currently, the premium on an in-orbit policy is typically 2.50% to 3.25% per year of the insured amount, which equates to an annual premium of between $5.0 million and $6.5 million on a typical $200.0 million satellite that is fully insured. We record the in-orbit insurance premiums as direct operating costs as they are incurred. We also maintain third-party liability insurance.

        The terms of our satellite insurance policies generally provide for payment of the full insured amount if the satellite fails to maintain orbit, the satellite fails to perform in accordance with certain design specifications or 75% or more of a satellite's communications capacity is lost. In addition, the in-orbit policies generally provide for partial payment for losses of less than 75% of the satellite's communications capacity, in each case subject to applicable deductibles and exclusions. Accordingly, payments for loss under these policies may not coincide with the actual impairment of the satellite. Satellites for which total payments have been received may remain fully operational for extended periods of time and satellites which have been operationally impaired may not result in any insurance payment. Insurance policies typically provide for salvage payments to the insurer, which historically have been based on a share of any revenues generated from satellites that continue to operate after a total loss benefit has been paid.

        See "Risk Factors—Risks Relating to Our Industry".

Backup satellites and transponders

        For certain of our satellites, we may maintain in-orbit spare satellites, ground-based spare satellites, interim restoration capacity on other satellites, or designated reserve transponders as backups. While these approaches do not provide a cash payment in the event of a loss or an anomaly, they do offer certain protections against loss of business due to satellite failure. Because of the relatively high costs of insurance, a reduction in the number of satellites under insurance or a reduction in the amount of insurance coverage on satellites results in savings that can be applied towards the construction and launch of new satellites. New satellites or the satellites they replace may be available as in-orbit spares. The cost of an in-orbit spare that can provide backup support for multiple satellites may be comparable to the lifetime cost of in-orbit insurance for those satellites. We believe that using in-orbit backup satellites rather than having to build replacement satellites from proceeds received under typical insurance policies may help us better serve our customers, plan and control our replacement costs, protect our revenue streams and protect our rights to orbital slots. In addition, availability of in-orbit transponders and satellites as backup may also give us a competitive advantage, as it can take two years or more to replace a satellite with insurance proceeds.

        We currently use in-orbit spares to backup portions of our fleet. For example, Galaxy 9 and Galaxy 12 are in-orbit spares for the C-band capacity to serve our U.S. cable customers. These satellites back-up all or portions of Galaxy 1R, Galaxy 3C, Galaxy 4R, Galaxy 5, Galaxy 10R, Galaxy 11 and Galaxy 13/Horizons 1.

Satellite risk management strategy

        As a result of the relatively high number of satellite and launch vehicle anomalies in the last few years, the cost of satellite insurance has increased, while the level of available coverage has decreased.

In addition to higher premiums, there is a trend toward higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. Accordingly, as our existing satellite insurance policies expire, and in response to changes in the satellite insurance market, we will continue to consider, evaluate and implement the use of backup satellites and transponders and the purchase of in-orbit insurance with lower coverage amounts, more exclusions and greater deductibles so that we can better protect our business and control our costs.

Insured satellites

        As of September 30, 2004, we had in effect launch and in-orbit insurance policies covering seven satellites in the aggregate amount of $828.9 million. As of such date, these insured satellites, which are listed in the table below, had an aggregate net book value and other insurable costs of approximately $899.7 million.

        Set forth below is a table describing our insured satellites as of September 30, 2004. Under Spacecraft Model, "BSS" indicates a Boeing model and "ORB" indicates an Orbital Sciences model.

Satellite	Spacecraft Model	Estimated End of Useful Life	Material Operating Anomalies	Significant Exclusion in Policy
Galaxy 3C	BSS 702	2017	—	No
Galaxy 4R	BSS 601 HP(1)	2007	XIPS(2)	Yes—XIPS(3)
Galaxy 10R	BSS 601 HP(1)	2008	XIPS(2)	No(4)
Galaxy 12	ORB Star 2	2018	—	No
Galaxy 13/Horizons 1	BSS 601 HP(1)	2018	—	Yes—XIPS
PAS-9	BSS 601 HP(1)	2013	—	Yes—XIPS
PAS-10	BSS 601 HP(1)	2016	—	No(5)

(1)
All of our owned BSS 601 HP satellites have XIPS. See "—Satellite Technology—BSS 601 HP XIPS" above.
(2)
Both the primary and secondary XIPS have failed and these satellites are operating on their back-up bi-propellant propulsion systems.
(3)
We have settled a constructive total loss claim on the main policy. A small policy remains which has a XIPS exclusion.
(4)
As of November 30, 2004, we have settled a constructive total loss claim on this policy.
(5)
The supplemental policy on PAS-10, covering an investment in a sales-type lease of $36.7 million, has a component exclusion for XIPS. The primary policy on this satellite has no component exclusion.

Significant exclusion policies

        Of the insured satellites, as of September 30, 2004, three were covered by Significant Exclusion Policies. The exclusions reduce the probability of an insurance recovery in the event of a loss on these satellites. The three satellites covered by Significant Exclusion Policies as of September 30, 2004, were:

  •
  PAS-9, which has operational redundancies available for the systems on which exclusions have been imposed. We believe that these redundancies allow for uninterrupted operation of the satellite in the event of a failure of the component subject to the insurance exclusion.

  •
  Galaxy 4R, in respect of which we recently received insurance proceeds, and which has a remaining policy covering $20.0 million of investments in sales-type leases that is subject to a component exclusion. Galaxy 4R is currently operating on its backup bi-propellant propulsion system. See "—Recent Insurance Settlements" below.

  •
  Galaxy 13/Horizons 1, which was placed in service in January 2004, continues to have a fully redundant XIPS as its primary propulsion system. Certain enhancements have been made to XIPS on this satellite to make the systems more robust. In addition, this satellite has available backup bi-propellant of approximately 11.9 years.

        PAS-9, Galaxy 4R and Galaxy 13/Horizons 1 had an aggregate net book value and other insurable costs of $273.0 million as of September 30, 2004.

        Upon the expiration of the insurance policies, there can be no assurance that we will be able to procure new policies on commercially reasonable terms. New policies may only be available with higher premiums or with substantial exclusions or exceptions to coverage for failures of specific components. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Uninsured satellites

        We had 17 uninsured satellites in orbit as of September 30, 2004. As of September 30, 2004, our uninsured satellites, which are listed in the table below, had a total net book value and other insurable costs of approximately $753.7 million.

        Set forth below is a table describing our uninsured satellites as of September 30, 2004. Under Spacecraft Model, "BSS" indicates a Boeing model, "SSL" indicates a Space Systems/Loral model, and "ORB" indicates an Orbital Sciences model. We designate satellites as being in primary operating service based on various factors, including, without limitation, estimated useful life, revenue generating ability, history of anomalies and health of the satellite.

Satellite	Spacecraft Model	Estimated End of Useful Life	Material Operating Anomalies	Insurance Considerations	Replacement Expectations
Satellites in primary operating service:
Galaxy 1R	BSS 376	2005	—	Limited life remaining; Protected by in-orbit spare	Yes—2005
Galaxy 5	BSS 376	2005	—	Limited life remaining; Protected by in-orbit spare	Yes—2005
Galaxy 11	BSS 702	2009	Solar Panel	Previous insurance settlement; Insurance not available on commercially reasonable terms; Partially protected by in-orbit spare	Yes—Ground spare construction commenced in 2004
PAS-1R	BSS 702	2010	Solar Panel	Previous insurance settlement; Insurance not available on commercially reasonable terms	Yes—At a date to be determined
PAS-2	BSS 601	2009	SSPA(1)	Insurance not available on commercially reasonable terms	Yes—2008
PAS-3R	BSS 601	2009	—	Insurance not available on commercially reasonable terms	Yes—2009
PAS-6B	BSS 601 HP	2008	XIPS(2)	Insurance not available on commercially reasonable terms	Yes—2007
PAS-7	SSL FS 1300	2013	Solar Panel	Previous insurance settlement; No net book value	Yes—2013
PAS-8	SSL FS 1300	2014	—	Insurance not available on commercially reasonable terms	Yes—2014
Back-up satellites and satellites in secondary operating service:
Galaxy 3R	BSS 601	2008	Single SCP	Minimal net book value;	No—Already replaced
Galaxy 9	BSS 376	2008	—	Back-up satellite; Insurance not available on commercially reasonable terms	No—Already replaced
PAS-4	BSS 601	2010	Single SCP	Back-up satellite	No—Already replaced
SBS 6	BSS 393	2007	Battery Cells	Limited to life remaining	Under review
PAS-5	BSS 601 HP	2012	Battery Cells	Previous insurance settlement; No net book value	No—Already replaced
HGS-3	BSS 601	2011	Battery Controller	Minimal net book value	No
HGS-5	BSS 376	2008	—	Limited life remaining; No net book value	Under Review
Leasat F5	BSS 381	2008	—	No net book value	No

(1)
Solid state power amplifiers, or SSPAs, have been failing over time, which reduces C-band transponder capacity.

(2)
Both the primary and secondary XIPS have failed and this satellite is operating on its back-up bi-propellant propulsion system.

        An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. See "Risk Factors—Risks Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance".

Recent Insurance Settlements

        On February 19, 2003, we filed proofs of loss under the insurance policies for two of our BSS 702 satellites, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels.

On December 29, 2003, we reached a final settlement of these insurance claims for payment of $260.0 million. We will continue to own and operate these satellites free and clear of any claims of these insurers. We offset the proceeds from this settlement against the carrying value of the satellites. In the first quarter of 2004, we received the $260.0 million settlement amount.

        On July 31, 2003, we filed a proof of loss under the insurance policy for our Galaxy 4R satellite after the secondary XIPS on this satellite ceased working. In 2003, we settled with and received $102.6 million from insurers representing approximately 83% of the insurance coverage on the satellite. In March 2004, we reached an agreement with and received $26.9 million from the insurer representing the remaining 17% of the insurance coverage on this satellite. The settlement with the insurer representing 17% coverage includes a future sharing of revenues actually received from the satellite. We proportionately offset the proceeds from these settlements against the insured carrying value of the satellite and the net investment in sales-type lease. We are constructing a replacement satellite for Galaxy 4R, which is scheduled to be launched in 2006, prior to the end of its useful life. We plan to use the insurance proceeds and a spare launch service contract that we had purchased previously to fund this replacement.

        The availability and use of the $260.0 million in proceeds from the Galaxy 11 and PAS-1R insurance claims and the $26.9 million received in March 2004 related to the Galaxy 4R insurance claim were restricted by the agreements governing our debt obligations which, generally, permit the use of such funds for capital expenditures. As of March 31, 2004, these proceeds plus interest earned were classified within "Restricted Cash" on our Consolidated Balance Sheet. These proceeds were held in a collateral account until the restrictions were lifted in June 2004. Upon the transfer from the collateral account to our operating cash account, these funds were recorded within "Cash and Cash Equivalents" on our Consolidated Balance Sheet.

        On August 31, 2004 we filed a proof of loss under the insurance policy for our Galaxy 10R Spacecraft after the secondary XIPS on this satellite permanently failed. Through November 30, 2004, we received all of the expected insurance proceeds for our claim on Galaxy 10R, or approximately $75 million. On November 19, 2004 proceeds of approximately $69 million received through that date, along with cash on hand, were utilized to make a voluntary prepayment of approximately $137 million under our senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility, while the remaining $12.5 million was applied to the Term Loan B Facility.

Satellite Deployment Plan

        Our construction and launch strategy is to replace existing satellites as they approach the end of their useful lives. In addition, we selectively expand our global coverage, capacity and service offerings by deploying satellites into new orbital locations where we perceive sufficient customer demand and market opportunities.

        During 2003, we launched our Galaxy 12 and Galaxy 13/Horizons 1 satellites. We expect to launch three satellites by the end of 2006. We are scheduled to launch Galaxy 14 in the first quarter of 2005 to serve as an in-orbit spare. We plan to replace Galaxy 5 at 125 degrees west longitude with Galaxy 12 in January 2005. We plan to launch Galaxy 15 in the second quarter of 2005 to replace Galaxy 1R at 133 degrees west longitude. We plan to launch Galaxy 17 in the third quarter of 2006 to replace Galaxy 4R at 99 degrees west longitude.

        In June 2004, we committed to purchase Galaxy 16, an on-ground spare for Galaxy 11, which will also serve as a spare to protect against launch failure of Galaxy 17 and could serve as a replacement for Galaxy 10R. In addition, we plan to construct and launch replacement satellites for Galaxy 10R and PAS-6B prior to the end of their useful lives, although no commitments have been made for the procurement of these satellites.

        The August failure of the secondary XIPS on our Galaxy 10R satellite will result in acceleration to the 2005-2007 timeframe of planned capital expenditures to replace it. We have contractual arrangements in place that would allow us to procure the construction and launch of a replacement satellite.

        Assuming satellites under development are successfully launched and services on the satellites commence on schedule, we believe that amounts available under PanAmSat's revolving credit facility, vendor financing, future cash flows from operations and cash on hand will be sufficient to fund our operations and our remaining costs for the construction and launch of satellites currently under development. There can be no assurance, however, that our assumptions with respect to costs for future construction and launch of our satellites will be correct, or that amounts available under PanAmSat's revolving credit facility, vendor financing, future cash flows from operations and cash on hand will be sufficient to cover any shortfalls in funding for (i) launches caused by uninsured launch or in-orbit failures, (ii) cost overruns, (iii) delays, (iv) capacity shortages, or (v) other unanticipated expenses.

Liquidity and Capital Resources

        We intend to fund ongoing operations through cash generated by operations and availability under PanAmSat's revolving credit facility. As part of the Recapitalization, PanAmSat incurred substantial debt, including outstanding debt under its senior secured credit facilities and 9% senior notes, with interest payments on this indebtedness substantially increasing its liquidity requirements. See "Risk Factors—Risks Relating to Our Business—We have substantial amount of indebtedness, which may adversely affect our cash flow and our ability to operate our business, remain in compliance with debt covenants and make payments on our indebtedness".

        The Issuer incurred an additional $250.0 million of indebtedness (excluding premiums) as a result of the issuance of its 10 3/8% senior discount notes. The senior discount notes will accrete to $416.0 million aggregate principal amount at maturity. As of September 30, 2004, after giving effect to the Contribution and the Offering, the Issuer would have had consolidated indebtedness of approximately $3,320.8 million. Subject to restrictions in the indenture governing the senior discount notes and the indenture governing PanAmSat's 9% senior notes and PanAmSat's senior secured credit facilities, the Issuer and its subsidiaries (including PanAmSat) may incur additional indebtedness for capital expenditures, acquisitions and for other purposes.

        The Issuer's primary source of liquidity will be cash flow generated from the operations of its subsidiaries, including PanAmSat. The Issuer's ability to pay dividends on its common stock and make payments on its senior discount notes is dependent on the earnings and the distribution of funds from PanAmSat. The agreements governing PanAmSat's senior secured credit facilities and 9% senior notes significantly restrict its ability to pay dividends or otherwise transfer assets to the Issuer.

        PanAmSat's senior secured credit facilities are comprised of an $800.0 million Term Loan A Facility (of which $674.3 million is currently outstanding) due in 2009, a $1,660.0 million Term Loan B Facility (of which $1,647.5 million is currently outstanding) due in 2011 and a $250.0 million revolving credit facility due in 2009. PanAmSat currently does not have any outstanding borrowings under the revolving credit facility and has approximately $36.1 million of standby letters of credit outstanding. PanAmSat currently has outstanding approximately $1.2 million aggregate principal amount of its 8 1/2% Senior Notes due 2012. PanAmSat has repaid an aggregate of approximately $125.7 million of its Term Loan A Facility and $12.5 million of its Term Loan B Facility since closing of the Recapitalization, and we expect to repay approximately $344.9 million of the Term Loan A Facility with a portion of the net proceeds from this offering. In addition, we redeemed the entire outstanding aggregate principal amount of PanAmSat's 6 1/8% Senior Notes due 2005 on October 22, 2004 with cash on hand and cash from operations.

        We also expect to repay approximately $353.5 million, or 35%, of PanAmSat's 9% senior notes and pay a related redemption premium thereon with a portion of the net proceeds from this offering.

        Concurrent with this offering, we intend to amend PanAmSat's senior secured credit facilities. The amendment of the senior secured credit facilities and this offering are conditioned upon each other.

        Borrowings under PanAmSat's senior secured credit facilities will bear interest at the borrower's option at either adjusted LIBOR plus an applicable margin or the alternate base rate plus an applicable margin. Borrowings under the Term Loan A Facility and revolving credit facility will be subject to adjustment based on a pricing grid.

        PanAmSat's senior secured credit facilities require PanAmSat and its subsidiaries to meet a maximum total leverage ratio, a minimum interest coverage ratio and a maximum capital expenditures limitation. In addition, the senior secured credit facilities contain certain restrictive covenants which, among other things, limit the incurrence of additional indebtedness, dividends, prepayments of subordinated debt, investments, mergers and consolidations, changes in business, liens, amendment of subordinated debt and other matters customarily restricted in such agreements. It also contains certain customary events of defaults, subject to grace periods, as appropriate. See "Description of Certain Indebtedness".

        The indenture governing PanAmSat's 9% senior notes limits PanAmSat's ability and the ability of its restricted subsidiaries to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; create liens; enter into sale and lease-back transactions; sell assets or consolidate or merge with or into other companies; create limitations on the ability of PanAmSat's restricted subsidiaries to make dividends or distributions to PanAmSat; and engage in transactions with affiliates. Subject to certain exceptions, the indenture permits PanAmSat and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

        The indenture governing the Issuer's 10 3/8% senior discount notes limits the Issuer's ability and the ability of the Issuer's restricted subsidiaries to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; create liens; enter into sale and lease-back transactions; sell assets or consolidate or merge with or into other companies; create limitations on the ability of our restricted subsidiaries to make dividends or distributions to us and engage in transactions with affiliates. Subject to certain exceptions, the indenture permits the Issuer and the Issuer's restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

        We believe that under the senior secured credit facilities (as proposed to be amended) and both indentures, we will be permitted to fund dividends at the level described under "Dividend Policy and Restrictions" for the Initial Four Quarters. For a description of PanAmSat's other outstanding notes, see "Description of Indebtedness."

        We are required to maintain certain financial covenants and are also subject to restrictive covenants under our borrowings. As of September 30, 2004, we were in compliance with all such covenants.

        The indenture governing the Issuer's 10 3/8% senior discount notes, the indenture governing PanAmSat's 9% senior notes and PanAmSat's senior secured credit facilities contain financial ratios that are calculated by reference to Adjusted EBITDA. Adjusted EBITDA is defined as net income (loss) plus net interest expense, income tax expense (benefit) and depreciation and amortization, further adjusted to give effect to adjustments required in calculating covenant ratios and compliance under the indenture governing the Issuer's 10 3/8% senior discount notes, the indenture governing PanAmSat's 9% senior notes due 2014 and PanAmSat's senior secured credit facilities. Adjusted EBITDA is a material component of these covenants. For instance, non-compliance with the financial ratio maintenance covenants contained in the senior secured credit facilities could result in the requirement that PanAmSat immediately repay all amounts outstanding under such facilities and a prohibition on PanAmSat paying dividends to the Issuer, and non compliance with the debt incurrence ratios contained in the Issuer's 10 3/8% senior discount notes and PanAmSat's 9% senior notes prohibit us from being able to incur additional indebtedness or make restricted payments, including payments of dividends on our common stock, other than pursuant to specified exceptions. In addition, under the restricted payments covenants contained in the indentures, the ability of the Issuer and PanAmSat, as applicable, to pay dividends is restricted by a formula based on the amount of Adjusted EBITDA. While the determination of required adjustments to net income (loss) is subject to interpretation and requires judgment, we believe the adjustments listed below are in accordance with the covenants discussed above.

        Adjusted EBITDA is not a presentation made in accordance with GAAP, and does not purport to be an alternative to net income (loss) determined in accordance with GAAP or as a measure of operating performance or to cash flows from operating activities determined in accordance with GAAP as a measure of liquidity. Additionally, Adjusted EBITDA is not intended to be a measure of free cash flow for management's discretionary use, as it does not consider certain cash requirements such as interest payments, tax payments and debt service requirements. Because not all companies use identical calculations, this presentation of Adjusted EBITDA may not be comparable to other similarly titled measures of other companies. The following table sets forth a reconciliation of net income (loss) to Adjusted EBITDA for the periods indicated.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2003	2004
	(in thousands)
Reconciliation of Net Income (loss) to Adjusted EBITDA:
Net income (loss)	$20,996	$(76,655)	$82,152	$(97,918)
Interest expense, net	38,904	57,794	106,311	122,503
Income tax expense (benefit)	6,549	(67,363)	28,712	(95,215)
Depreciation and amortization	85,018	74,322	232,194	220,969

EBITDA	$151,467	$(11,902)	$449,369	$150,339
Adjustment of sales-type leases to operating leases(a)	5,785	6,608	16,921	19,035
Effect of Galaxy 10R anomaly(b)	—	9,090	—	9,090
Satellite impairment(c)	—	—	—	99,946
Restructuring charges(d)	727	2,080	1,390	4,508
Reserves for long-term receivables and sales-type leases(e)	—	(3,727)	2,112	24,419
Reversal of allowance for customer credits(f)	2,700	1,800	5,400	7,200
Transaction-related costs(g)	—	154,535	—	155,035
Other items(h)	721	748	1,011	(1,217)

Adjusted EBITDA	$161,400	$159,232	$476,203	$468,355

(a)
For all periods presented, adjustment of sales-type leases to operating leases represents the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.

(b)
For the three and nine months ended September 30, 2004 amounts represent certain non-cash charges resulting from the August 2004 XIPS anomaly on Galaxy 10R.

(c)
For the nine months ended September 30, 2004, satellite impairment represents the pre-tax non-cash impairment charge related to the anomalies experienced by our PAS-6 satellite during the three months ended March 31, 2004, which resulted in this satellite being de-orbited on April 2, 2004. See Note 4 "PAS-6 and Galaxy 10R Impairment Losses" to our unaudited consolidated financial statements appearing elsewhere in this prospectus.

(d)
For all periods presented, restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. See Note 9 "Facilities Restructuring and Severance Costs" to our unaudited consolidated financial statements appearing elsewhere in this prospectus.

(e)
For the three months ended September 30, 2004, the adjustment represents the reversal of reserves established in relation to our sales-type leases. For the nine months ended September 30, 2004, the adjustment represents the write-off of the long-term receivable balances due from a customer of $28.1 million, partially offset by the reversal of reserves established in relation to our sales-type leases during the three months ended September 30, 2004. For the nine months ended September 30, 2003, represents the amount of long-term receivables that were evaluated to be uncollectible and were reserved for during the period.

(f)
For all periods presented, we recorded an allowance for customer credits related to receivables from a customer affiliated with News Corporation, as collectability was not reasonably assured. In connection with the Recapitalization, The DIRECTV Group guaranteed the obligations under these contracts. The adjustments represent the amount of revenues that would have been recognized had the allowance for customer credits not been recorded.

(g)
For the three and nine months ended September 30, 2004 amounts represent the costs incurred in relation to the Recapitalization, the Contribution and the Offering. These costs consisted of $138.2 million related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives, and the remainder relating to the proxy solicitation and other costs.

(h)
For the three months ended September 30, 2004, other items consists of (i) $0.5 million of non-cash stock compensation expense and (ii) $0.2 million of expenses for management advisory services from the Sponsors. For the three months ended September 30, 2003, other items consists of $0.7 million of non-cash stock compensation expense. For the nine months ended September 30, 2004, other items consists of (i) $2.5 million of non-cash reserve adjustments and $1.3 million of gain on disposal of assets, partially offset by (w) $0.3 million of transaction costs related to acquisitions not consummated, (x) $1.9 million of non-cash stock compensation expense, (y) $0.2 million loss from an investment accounted for by the equity method and (z) $0.2 million of expenses for management advisory services from the Sponsors. For the nine months ended September 30, 2003, other items consists of (i) $1.2 million of transaction costs related to acquisitions not consummated and (ii) $1.2 million of non-cash stock compensation expense, partially offset by a $1.4 million reserve adjustment.

        Future principal debt payments are expected to be paid out of cash flows from operations, borrowings under PanAmSat's revolving credit facility, future refinancing of our debt and any future insurance proceeds received.

        The following significant transactions impacting cash and cash equivalents are expected to occur during the Initial Four Quarters:

  •
  expected capital expenditures of approximately $             million;

  •
  expected cash interest payments related to the company's debt and incentive obligations of approximately $             million; and

  •
  expected dividend payments to our stockholders after the completion of this offering of approximately $             million.

        We believe that annual capital expenditure limitations in the senior secured credit facilities will not inhibit us from meeting ongoing capital expenditure needs.

        Expected capital expenditures in fiscal 2004 include capital expenditures related to the following satellites:

Satellite	Expected Launch Date	Expected In Service Date
Galaxy 14	First quarter of 2005	Second quarter of 2005
Galaxy 15	Second quarter of 2005	Third quarter of 2005
Galaxy 17	Third quarter of 2006	Fourth quarter of 2006

        In addition, in the second quarter of 2004, we commenced construction of Galaxy 16, an on-ground spare for Galaxy 11 and Galaxy 17. Upon the successful launch of Galaxy 17, Galaxy 16 will be available as a replacement for Galaxy 10R. We also have contractual arrangements in place that would allow us to procure the construction and launch of an additional satellite.

        Our ability to make scheduled payments of principal, or to pay the interest or special interest, if any, on, or to refinance our indebtedness, to make dividend payments on our common stock, or to fund planned capital expenditures will depend on our future performance, which, to a certain extent, is subject to general economic, financial, competitive, legislative, regulatory and other factors that are beyond our control. Based upon the current level of operations, we believe that cash flow from operations, available cash and cash equivalents, together with borrowings available under PanAmSat's senior secured credit facilities, will be adequate to construct and launch our satellites currently under development for at least the next 24 months and meet our future liquidity needs, including the payment of dividends on our common stock, for the Initial Four Quarters.

        There can be no assurance, however, that our assumptions with respect to costs for future construction and launch of our satellites will be correct, or that funds available to us from the sources discussed above will be sufficient to enable us to pay dividends on our common stock at the levels anticipated or service our indebtedness, cost overruns, delays, capacity shortages or other unanticipated expenses. Based on the dividend policy with respect to our common stock which our board of directors will adopt upon the closing of this offering, we may not retain a sufficient amount of cash to finance growth opportunities, including acquisitions, or unanticipated capital expenditures or to fund our operations. If we do not have sufficient cash for these purposes, our financial condition and our business may suffer. However, our board of directors may, in its discretion, amend or repeal this dividend policy to decrease the level of dividends provided for or discontinue entirely the payment of dividends.

        The following schedule summarizes our contractual obligations and commercial commitments as of September 30, 2004 after giving pro forma effect to the Contribution and the Offering:

Payments Due by Period
Contractual Obligations	Total	One Year or Less	2-3 Years	4-5 Years	After 5 Years
(in thousands)
Total Debt:
10 3/8% Senior Discount Notes due 2014	$	$	$	$	$
Senior Secured Credit Facilities(1)
9% Senior Notes Due 2014
Other Notes(2)

Total
Interest payments(3)
Satellite Incentive Obligations
Operating Leases
Satellite Construction and Launch Contracts
Customer Contracts
Vendor Contracts

Total Contractual Obligations	$	$	$	$	$

(1)
Does not reflect debt repayment of approximately $137 million on November 19, 2004.

(2)
Consists of $150.0 million of 6 3/8% Senior Notes due 2008, $1.2 million of 8 1/2% Senior Notes due 2012 and $125.0 million of 6 7/8% Senior Debentures due 2028 and $24.2 million of 6 1/8% Senior Notes due 2005, which we redeemed in October 2004.

(3)
Represents estimated interest payments to be made on our fixed and variable rate debt and incentive obligations. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for variable rate debt and incentive obligations are based upon our estimate of future interest rates.

        Cash to be paid for income taxes is excluded from the table above.

        Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to 30 days prior to the satellite's launch. As of September 30, 2004, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

Historical commitments and contingencies

        The following schedule summarizes our contractual obligations and commercial commitments as of September 30, 2004 on a historical basis:

	Payments Due by Period
Contractual Obligations	Total	One Year or Less	2-3 Years	4-5 Years	After 5 Years
	(in thousands)
Total Debt:
Senior Secured Credit Facilities(1)	$2,458,810	$71,260	$353,200	$453,200	$1,581,150
9% Senior Notes Due 2014	1,010,000	—	—	—	1,010,000
Other Notes(2)	300,346	24,156	—	150,000	126,190

Total	3,769,156	95,416	353,200	603,200	2,717,340
Interest payments(3)	2,170,637	251,780	535,913	507,811	875,133
Satellite Incentive Obligations	123,913	13,218	25,682	25,175	59,838
Operating Leases	33,200	5,701	10,333	9,405	7,761
Satellite Construction and Launch Contracts	181,268	125,510	14,188	2,286	39,284
Customer Contracts	45,115	14,763	11,948	9,368	9,036
Vendor Contracts	53,818	12,160	16,602	10,944	14,112

Total Contractual Obligations	$6,377,107	$518,548	$967,866	$1,168,189	$3,722,504

(1)
Does not reflect debt repayment of approximately $137 million on November 19, 2004.

(2)
Consists of $150.0 million of 6 3/8% Senior Notes due 2008, $1.2 million of 8 1/2% Senior Notes due 2012 and $125.0 million of 6 7/8% Senior Debentures due 2028 and $24.2 million of 6 1/8% Senior Notes due 2005, which we redeemed in October 2004.

(3)
Represents estimated interest payments to be made on our fixed and variable rate debt and incentive obligations. All interest payments assume that principal payments are made as originally scheduled. Interest rates utilized to determine interest payments for variable rate debt and incentive obligations are based upon our estimate of future interest rates.

        Cash to be paid for income taxes is excluded from the table above.

        Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to 30 days prior to the satellite's launch. As of September 30, 2004, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

Cash and cash equivalents

        At September 30, 2004, we had cash and cash equivalents of $48.2 million, compared to $511.2 million at December 31, 2003. During the nine months ended September 30, 2004 we recorded the following significant transactions impacting cash and cash equivalents:

  •
  generated $167.1 million of cash flows from operations;

  •
  made $108.3 million of capital expenditures;

  •
  repaid approximately $1.44 billion of debt, including $1.05 billion that was repaid in August 2004 in relation to the Recapitalization, $42.6 million of borrowings under the revolving credit facility that were repaid in September 2004 and $350 million of debt that was repaid under the term loan B-1 facility of PanAmSat's old credit facility during the six months ended June 30, 2004;

  •
  issued approximately $3.51 billion of new debt obligations in connection with the Recapitalization (see "—Long-term Debt" below);

  •
  received $286.9 million of insurance proceeds;

  •
  paid approximately $307.1 million of costs related to the Recapitalization, including $152.1 million of costs that were capitalized to debt issuance costs and stockholders equity within our consolidated balance sheet as of September 30, 2004 and $155.0 million that were expensed as Transaction related costs within our condensed consolidated statement of operations for the nine months ended September 30, 2004;

  •
  repurchased 418,291,126 treasury shares (adjusted for the August 20, 2004 stock split) for approximately $2.78 billion; and

  •
  included in cash flows from operations is $134.5 million of interest payments made during the first nine months of 2004 relating to our debt and incentive obligations.

        As of December 31, 2003, we had cash and cash equivalents of $511.2 million, compared to $784.0 million as of December 31, 2002. During the year ended December 31, 2003, we recorded the following significant transactions impacting cash and cash equivalents:

  •
  generated $473.4 million of cash flows from operations;

  •
  received $102.6 million of insurance proceeds during 2003 related to our Galaxy 4R satellite;

  •
  collected $69.5 million from one of our satellite manufacturers in relation to a previously recorded receivable for the mutual termination of a satellite construction contract. See Note 4 "Satellites and Other Property and Equipment—Net" in the audited consolidated financial statements appearing elsewhere in this prospectus;

  •
  repaid $850.0 million of PanAmSat's debt during 2003. These repayments were as follows:

  •
  $200.0 million scheduled repayment of PanAmSat's 6% Senior Notes in January 2003;

  •
  $350.0 million prepayment under PanAmSat's old senior secured credit facilities in July 2003;

  •
  $300.0 million prepayment of PanAmSat's old senior secured credit facilities in December 2003;

  •
  made $104.1 million of capital expenditures during 2003; and

  •
  made $158.7 million of interest payments during 2003 in relation to PanAmSat's debt and incentive obligations.

Changes in cash flows: nine months ended September 30, 2004 compared to nine months ended September 30, 2003

	Nine Months Ended September 30, 2003	Nine Months Ended September 30, 2004	Dollar Change
	(In thousands)
Net cash provided by operating activities	$322,103	$167,051	$(155,052)
Net cash provided by (used in) investing activities	(58,463)	217,021	275,484
Net cash provided by (used in) financing activities	(551,232)	(847,444)	(296,212)

        The decrease in the net cash provided by operating activities was primarily due to $155.0 million of transaction-related costs that were expensed within our condensed consolidated statement of operations during the nine months ended September 30, 2004. Additionally, there was a $26.1 million decrease in cash provided by prepaid expenses and other assets resulting from increased progress payments recorded during the nine months ended September 30, 2004 in relation to the construction of the L-band navigational payload on Galaxy 15, as well as an increase in cash used for prepaid insurance, including satellite insurance. These decreases in cash flows from operations were partially offset by a decrease in cash used within accounts payable and accrued liabilities of $12.4 million and a decrease in cash used within operating leases and other receivables of $21.7 million. The decrease in cash used within accounts payable and accrued liabilities was primarily a result of a decrease in cash used for accounts payable due to outstanding vendor invoices for satellites under construction as of September 30, 2004, as well as changes in accrued interest and scheduled interest payment as a result of the new debt incurred in relation to the Recapitalization. The decrease in cash used within operating leases and other receivables was primarily attributable to improved collections of customer receivables during the nine months ended September 30, 2004, as compared to the same period in 2003.

        The increase in net cash provided by investing activities was primarily due to the receipt of $286.9 million of insurance proceeds during 2004 and a change of $5.5 million related to short-term investments. During the nine months ended September 30, 2004, we had net sales of short-term investments of $38.9 million as compared to net sales of short-term investments of $44.4 million during the nine months ended September 30, 2003. These increases were partially offset by:

  •
  an increase in capital expenditures of $21.1 million and

  •
  a decrease in cash paid for acquisitions of $15.2 million, as a result of the 2003 acquisitions of HGS and Esatel. We have not made any acquisitions during 2004.

        The increase in cash used within financing activities was primarily due to cash activity related to the Recapitalization during the nine months ended September 30, 2004 including the repayment of long-term debt, issuance of new debt, payment of costs related to the Recapitalization and the repurchase of treasury shares described above. Additionally, we repaid $350 million of debt under the term loan B-1 facility of PanAmSat's old credit facility during the six months ended June 30, 2004 and recorded approximately $16.3 million of new satellite incentive obligations related to the Galaxy 13/Horizons 1 satellite in January 2004.

Changes in cash flows: 2003 compared to 2002

	Year Ended December 31,
			Dollar Change
	2002	2003
	(In thousands)
Net cash provided by operating activities	$519,247	$473,381	$(45,866)
Net cash provided by (used in) investing activities	(179,096)	108,762	287,858
Net cash provided by (used in) financing activities	1,420	(855,267)	(856,687)
Effect of exchange rate changes on cash	(839)	374	1,213

        The decrease in the net cash provided by operating activities was primarily attributable to: (i) a decrease in net income adjusted for non-cash items of $26.8 million; (ii) an increase in the cash used within operating leases and other receivables of $16.1 million as a result of higher receivable balances; and (iii) a decrease in cash provided from accounts payable and accrued liabilities of $38.6 million. The increase in receivables was attributable to additional government service billings and timing of cash receipts from customers. The decrease in cash provided from accounts payable and accrued liabilities was primarily a result of changes in accrued interest and scheduled interest payments after the 2002 Refinancing. These decreases in cash provided by operating activities were partially offset by an increase in cash provided by prepaid expenses and other assets of $32.8 million primarily resulting from (i) reductions in prepaid satellite insurance of $12.5 million, and (ii) the receipt of income tax refunds during 2003 which were established during 2002.

        The increase in net cash provided by investing activities was primarily due to:

  •
  a decrease of capital expenditures of $190.2 million;

  •
  $69.5 million collected from one of our satellite manufacturers in relation to a previously recorded receivable for the mutual termination of a satellite construction contract; and

  •
  a change of $160.6 million related to short-term investments. During 2002, we had net purchases of short-term investments of $99.8 million as compared to net sales of short-term investments of $60.8 million during 2003.

        These increases to cash provided by investing activities were partially offset by the following decreases:

  •
  a decrease of $112.4 million of insurance proceeds received during 2003 as compared to 2002; and

  •
  cash paid for acquisitions during 2003 of $20.2 million.

        The increase in net cash used in financing activities was primarily due to $1.8 billion of new borrowings obtained in the 2002 Refinancing. This decrease was partially offset by the following:

  •
  lower repayments of long-term debt during 2003 of $921.5 million. During 2002 and 2003, we repaid $1,771.5 million and $850.0 million, respectively, of long-term debt; and

  •
  lower debt issuance costs of approximately $39.9 million. We incurred $41.4 million of debt issuance costs in conjunction with our 2002 Refinancing.

        For the year ended December 31, 2003 cash increased by $0.4 million as a result of foreign exchange rate changes, as compared to a decrease of $0.8 million for the year ended December 31, 2002. The translation gain as of December 31, 2003 was primarily due to the decrease in the value of the U.S. dollar during 2003.

Changes in cash flows: 2002 compared to 2001

	Year Ended December 31,
			Dollar Change
	2001	2002
	(In thousands)
Net cash provided by operating activities	$507,904	$519,247	$11,343
Net cash used in investing activities	(203,836)	(179,096)	24,740
Net cash provided by financing activities	9,853	1,420	(8,433)
Effect of exchange rate changes on cash	—	(839)	(839)

        The increase in the net cash provided by operating activities is primarily attributable to an increase in net income adjusted for non-cash items of $23.5 million and a decrease in the cash used within prepaid expenses and other assets of $12.6 million. The decrease in cash used within prepaid expenses and other assets is primarily a result of: (i) a reduction in prepaid satellite insurance of $5.9 million; and (ii) a reduction in prepaid expenses and deferred charges for webcast services of $3.4 million. These increases in cash provided by operating activities were partially offset by increases in accounts payable and accrued liabilities of $27.3 million primarily resulting from the timing of payments of vendors, including satellite insurance payments.

        The decrease in net cash used in investing activities was primarily due to the receipt of $82.6 million of additional proceeds from insurance claims during the year ended December 31, 2002 as compared to the year ended December 31, 2001 and a reduction in capital expenditures in 2002 of $43.9 million as compared to 2001. These decreases were partially offset by an increase of $99.8 million in cash used to purchase short-term investments during the year ended December 31, 2002 as compared to the year ended December 31, 2001.

        The decrease in net cash provided by financing activities was primarily due to $1.8 billion of new borrowings obtained in connection with the 2002 Refinancing as well as $21.2 million of repayments of long-term debt in 2001. These decreases in net cash used in financing activities were partially offset by repayments of long-term debt of $1.8 billion under The DIRECTV Group term loan which was completed in February 2002 and the repayment of the Galaxy 3R Notes in January 2002, as well as debt issuance costs paid during 2002 of $41.4 million related to the 2002 Refinancing.

        For the year ended December 31, 2002, cash decreased by $0.8 million as a result of foreign exchange rate changes, as compared to no decrease for the year ended December 31, 2001. The decrease in 2002 was primarily attributable to the devaluation of the Brazilian Real and increased activity in Brazil after we opened our first Brazilian sales office in December 2001.

Long-term debt

        On October 19, 2004, the Issuer issued the senior discount notes pursuant to Rule 144A under the Securities Act of 1933, as amended. All of the proceeds of that offering, less discounts, commissions and expenses, or approximately $246 million, were paid on October 19, 2004 as a dividend to our stockholders.

        In connection with the Recapitalization, PanAmSat (i) entered into senior secured credit facilities consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, of which $42.6 million was drawn; (ii) issued $1,010 million of 9% senior notes due 2014; (iii) terminated and repaid its old credit facility; (iv) completed a tender offer for substantially all of its $275 million 6.125% Notes due 2005 and its $800 million 8 1/2% Senior Notes due 2012; and (v) completed the redemption of its remaining 6.125% Notes due 2005 in October 2004. In September 2004, PanAmSat repaid the outstanding balance under its revolving credit facility. On November 19, 2004, we used the proceeds from our Galaxy 10R insurance settlement and cash on hand to make a voluntary prepayment of approximately $137 million under the senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility while the remaining $12.5 million was applied to the Term Loan B Facility. We intend to redeem approximately $353.5 million, or 35%, of PanAmSat's 9% senior notes and repay approximately $344.9 million of the Term Loan A Facility with a portion of the net proceeds from this offering.

        As of September 30, 2004, on a pro forma basis and after giving effect to the Contribution and the Offering, long-term debt consisted of the following (in thousands):

September 30, 2004
6 1/8% Notes due 2005	$24,156
6 3/8% Notes due 2008	150,000
8 1/2% Notes due 2012	1,190
6 7/8% Notes due 2028	125,000
Recapitalization Related Financing:
Revolving Credit Facility	—
Term Loan A due 2009	453,885
Term Loan B due 2011	1,660,000
9% Senior Notes due 2014	656,500
10 3/8% Senior Discount Notes due 2014	250,028

3,320,759
Less: current maturities	95,416

Total Long-Term Debt	$3,225,343

        At September 30, 2004, after giving pro forma effect to the Contribution and the Offering, we had total debt outstanding of approximately $3,320.8 billion, including aggregate current maturities of $95.4 million relating to our 6 1/8% Senior Notes due 2005 and the quarterly principal payments on the Term A Facility and the Term B Facility under the senior secured credit facilities described below.

        PanAmSat's senior secured credit facilities are comprised of a $250.0 million revolving facility, which will terminate in August 2009, an $800.0 million Term A Facility, which matures in August 2009, and a $1,660 million Term Loan B Facility, which matures in August 2011. At September 30, 2004, the interest rates on the Term Loan A Facility and Term Loan B Facility were LIBOR plus 2.50% and LIBOR plus 2.75%, respectively, and the revolving credit facility was undrawn. These rates are subject to change based on our total leverage ratio. In addition, we are required to pay a commitment fee for the unused commitments under the revolving facility and the Term Loan A Facility, if any, which, as of September 30, 2004 on an annual basis was 0.50%. As of September 30, 2004 we had outstanding letters of credit totaling $36.1 million. Outstanding letters of credit reduce our ability to borrow against the revolving facility by an equivalent amount. Any amounts borrowed under the revolving facility would bear interest at LIBOR plus 2.50% as of September 30, 2004, although this interest rate is subject to adjustment based on our total leverage ratio.

        The 9% senior notes bear interest at an annual rate of 9.0%. The 9% senior notes require interest payments to be made semi-annually and mature on August 15, 2014.

        The senior discount notes accrete at the rate of 10 3/8% per annum, compounded semiannually to, but not including, November 1, 2009. From and after November 1, 2009, cash interest on the senior discount notes will accrue at the rate of 10 3/8% per annum, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2010, until maturity.

        On August 22, 2004, we completed a tender offer and consent solicitation to purchase any and all of the outstanding $800.0 million aggregate principal amount of PanAmSat's 8 1/2% Senior Notes due 2012 for cash. Not all of these notes were tendered and, as a result, approximately $1.2 million aggregate principal amount will remain outstanding through the original maturity date. As required by the senior secured credit facilities, we repaid the Term Loan A Facility by the amount of the 8 1/2% Senior Notes that remained outstanding after the tender offer.

        On August 22, 2004, we completed a tender offer to purchase any and all of the outstanding $275.0 million aggregate principal amount of PanAmSat's 6 1/8% Notes due 2005 for cash. On October 22, 2004, we completed a redemption of PanAmSat's remaining $24.2 million 6 1/8% Notes due 2005 that were not purchased in the tender offer from cash on hand.

        PanAmSat also has outstanding ten and thirty-year fixed rate notes totaling $275 million issued in January 1998. The outstanding principal balances, interest rates and maturity dates for these notes as of September 30, 2004, are $150 million at 6 3/8% due 2008 and $125 million at 6 7/8% due 2028, respectively. Principal on these notes is payable at maturity, while interest is payable semi-annually.

        In June 2004, we repaid the $349.1 million outstanding balance under the term loan B-1 facility of PanAmSat's old credit facility from available cash on hand.

        On July 14, 2003, we made an optional pre-payment of $350 million against PanAmSat's old credit facility from available cash on hand.

Hedge arrangements

        In accordance with the agreement governing PanAmSat's old senior secured credit facilities, we are party to an interest rate hedge agreement on $100.0 million for a fixed rate payment of 5.64% on $100.0 million through August 30, 2005. If the counterparty fails to meet the terms of the interest rate hedge agreement, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreements. We do not anticipate nonperformance by the counterparty. The fair value of the interest rate hedge agreement is the estimated amount that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and our current creditworthiness. The fair value of the outstanding interest rate hedge agreement as of September 30, 2004, based upon quoted market prices from the counterparty, reflected a hedge liability of approximately $0.7 million. In conjunction with the repayment of the term loan B-1 facility of PanAmSat's old credit facility in June 2004, we recorded a charge of $0.5 million representing the amount accumulated within other comprehensive income related to the hedge. The hedge liability was not impacted by the repayment of that loan as the interest rate hedge agreement is still in effect.

Teleport consolidation plan

        In January 2003, our management approved a plan to consolidate certain of our teleports in order to improve customer service and reduce operating costs. This teleport consolidation plan includes the closure of certain owned teleports and the reduction of services at our Fillmore and Castle Rock teleports. Under this plan, our Homestead, Florida teleport was closed in 2003 and in June 2004 we closed our Spring Creek, New York teleport. We sold our Spring Creek teleport on October 28, 2004 (see below). During the year ended December 31, 2003 and for the nine months ended September 30, 2004, we recorded charges of $4.2 million and $0.8 million, respectively, related to this teleport consolidation plan, primarily representing severance costs.

        In addition to the fourth quarter gain on the sale of our Spring Creek teleport described below, we estimate that this teleport consolidation plan will result in approximately $6 million of costs from January 2003 through the end of 2004. These costs primarily consist of severance-related costs for which the employees will be required to perform future services. Severance-related costs associated with this consolidation plan include compensation and benefits, outplacement services and legal and consulting expenses related to the reduction in workforce of approximately 40 employees.

        On October 28, 2004, we completed the sale of our Spring Creek teleport for approximately $14.4 million, net of associated selling costs. As of September 30, 2004, the assets of the Spring Creek teleport of $3.3 million were reflected as "Assets Held for Sale" on our consolidated balance sheet. As a result of the completion of this sale, we recorded a pre-tax gain on the disposal of land, buildings and equipment of approximately $11.1 million in October 2004. The Spring Creek teleport is not significant to our consolidated operating results or financial position.

Facilities restructuring and severance costs

        As part of our continuing effort to improve operational efficiencies, in October 2003 our management approved a plan to reduce our workforce by approximately 45 employees. As a result, we recorded a severance charge of approximately $1.4 million in the fourth quarter of 2003. These severance costs were primarily related to employee compensation, benefits and outplacement services.

        On March 29, 2002, our management approved a plan to restructure several of our United States locations and close certain facilities, some of which are currently being leased through 2011. We recorded a non-cash charge in our consolidated income statement of $13.9 million during 2002. This charge reflects future lease costs, net of estimated future sublease revenues related to unused facilities and the write-off of leasehold improvements. In 2003, we recorded restructuring credits of $1.4 million related to the signing of sublease agreements for amounts higher than originally estimated.

        In an effort to further streamline our operations, in the first quarter of 2004, we consolidated our Manhattan Beach, El Segundo and Long Beach, California facilities. As a result, we recorded a non-cash charge of $1.4 million reflecting future lease costs related to approximately 18,000 square feet of unused facilities in Manhattan Beach. See Note 9 "Facilities Restructuring and Severance Costs" to our unaudited consolidated financial statements appearing elsewhere in this prospectus. Additionally, in the third quarter of 2004 we recorded a non-cash charge of approximately $2.3 million due to a reduction in future anticipated sublease income related to one of our idle facilities.

        As of September 30, 2004, we had $8.1 million of accruals remaining from the facilities restructuring and severance charges primarily relating to long-term lease obligations. See Note 9 "Facilities Restructuring and Severance Costs" to our unaudited consolidated financial statements appearing elsewhere in this prospectus.

Insurance settlements

        Since September 1999, we have received over $1.1 billion of proceeds from insurance claims related to our satellites. Insurance claims received over the past five years have included the following:

  •
  Through the date of this filing, we have received all of the insurance proceeds, or approximately $75 million, under the insurance policy for our Galaxy 10R spacecraft (See "—Recent Insurance Settlements").

  •
  During the fourth quarter of 2003 and first quarter of 2004, we received an aggregate of $129.5 million of insurance proceeds under the insurance policy for our Galaxy 4R satellites (See "—Recent Insurance Settlements" above).

  •
  In the first quarter of 2004, we received $260.0 million of insurance proceeds under the insurance policies for our Galaxy 11 and PAS-1R satellites (See "—Recent Insurance Settlements" above).

  •
  In October 2001, we filed a proof of loss under the insurance policy on PAS-7 related to circuit failures which resulted in a reduction of 28.9% of the satellite's total power available for communications. Service to existing customers was not affected, and we expect that PAS-7 will continue to serve its customers. In the first quarter of 2002, our insurers confirmed to us their agreement to settle the PAS-7 insurance claim for a payment to us of $215.0 million. Pursuant to this agreement, no future revenue share payments will be required to be made in relation to PAS-7. During the first quarter of 2002, we recorded a gain of approximately $40.1 million related to the PAS-7 insurance claim, which reflected the net proceeds agreed to by the insurers less the net book value of the PAS-7 satellite, including incentive obligations. We received the $215.0 million of insurance proceeds in 2002.

  •
  In January 2001, we received a payment of approximately $132.4 million relating to an insurance claim we filed with respect to our Galaxy 7 satellite. The insurance settlement was recognized as an offset to the carrying value of the satellite and resulted in a $3.4 million gain from proceeds in excess of the carrying value in 2000.

  •
  In September 1999, in connection with anomalies on Galaxy 8-i, PAS-5 and PAS-8, we agreed with our insurance carriers to settle all of our claims for net cash of approximately $304.0 million, of which approximately $271.0 million was collected as of December 31, 1999, and the remainder was collected during 2000. The insurance settlements were recognized as offsets to the carrying values of the related satellites, and no gain or loss was recognized as a result of these settlements.

        The availability and use of the $260.0 million in proceeds from the Galaxy 11 and PAS-1R insurance claims and the $26.9 million received in March 2004 related to the Galaxy 4R insurance claim were restricted by the agreements governing our debt obligations which, generally, permit the use of such funds for capital expenditures. See "Description of Certain Indebtedness". As of March 31, 2004, these proceeds plus interest earned were classified within "Restricted Cash" on our Consolidated Balance Sheet. These proceeds were held in a collateral account until the restrictions were lifted in June 2004. Upon the transfer from the collateral account to our operating cash account, these funds were recorded within "Cash and Cash Equivalents" on our Consolidated Balance Sheet.

Capital expenditures

        Our average annual capital expenditures from 1998 through 2002 were approximately $480 million. During the year ended December 31, 2003 and the nine months ended September 30, 2004, we made capital expenditures of $104.1 million and $108.3 million.

        We have invested approximately $4.0 billion in our existing satellite fleet and ground infrastructure through September 30, 2004. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, our satellite and non-satellite capital expenditures were as follows:

				Nine Months Ended September 30,
	Year Ended December 31,
Description
	2001	2002	2003	2004
	(In thousands)
Satellite Capital Expenditures	$240,166	$282,464	$76,991	$93,664
Non-Satellite Capital Expenditures	98,037	11,849	27,091	14,644

Total	$338,203	$294,313	$104,082	$108,308

        We expect our significant cash outlays will continue to be primarily capital expenditures related to the construction and launch of satellites and debt service costs. We have satellites in various stages of development, for which we have budgeted capital expenditures. We currently expect to spend approximately $150 million on capital expenditures during 2004, which will primarily be comprised of costs to construct, insure and launch satellites.

Satellite incentive obligations

        Satellite construction contracts typically require that we make progress payments during the period of the satellite's construction and orbital incentive payments (plus interest) over the orbital life of the satellite. The incentive obligations may be subject to reduction if the satellite fails to meet specific technical operating standards. As of September 30, 2004 we had $123.9 million of liabilities recorded in relation to these satellite incentive obligations. Certain of our satellite construction contracts also provide that certain amounts paid by us during the construction phase are subject to refund (with interest) if the satellite fails to meet these technical operating standards.

Operating leases

        We have commitments for operating leases primarily relating to equipment, our executive office facilities in Wilton, Connecticut and other locations. These leases contain escalation provisions for increases as a result of increases in real estate taxes and operating expenses. As of September 30, 2004, minimum annual rentals of all leases, exclusive of potential increases in real estate taxes, operating assessments and future sub-lease income aggregated $33.2 million.

Satellite construction and launch contracts

        As of September 30, 2004, we had approximately $159.7 million of expenditures remaining under existing satellite construction contracts and $21.6 million remaining under existing satellite launch contracts. In April 2004, we committed to acquire a new satellite from Space Systems/Loral, which will serve as an on-ground spare for both Galaxy 11 and Galaxy 17 and will be known as Galaxy 16. In June 2004, we executed a definitive agreement for the procurement of Galaxy 17, which will replace our Galaxy 4R satellite. Upon the successful launch of Galaxy 17, Galaxy 16 will be available as a replacement for Galaxy 10R. We also have contractual arrangements in place that would allow us to procure the construction and launch of an additional satellite. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite's launch. As of September 30, 2004, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched. We expect to begin construction of Galaxy 18 in the first quarter of 2005.

        In October 2003, we amended our launch and construction contracts related to the Galaxy 1R replacement satellite to allow for the construction of a navigation payload on this satellite. This navigation payload will utilize L-band frequencies and will function independently from the C-band payload. Included in the amount of satellite commitments above as of September 30, 2004, were approximately $6.2 million related to this navigation payload. We have entered into an agreement with a customer for the sale and use of this L-band payload.

        Through September 30, 2004, we had made approximately $171.2 million of capital expenditures in relation to Galaxy 14 and Galaxy 15. We also spent $65.8 million for launch costs originally intended for Galaxy 8-iR and $6.0 million for another future launch. As a result of the termination of the Galaxy 8-iR construction contract, we expect to use this launch for one of our satellites currently under construction.

        In April 2004, we entered into a commitment for the construction of Galaxy 16. In June 2004, we paid The DIRECTV Group $28.5 million to fully reimburse amounts previously paid on our behalf to the manufacturer of this satellite. Also in June 2004, we executed a definitive agreement for the procurement of Galaxy 17. The aggregate commitment related to these construction agreements is approximately $200 million, which will be paid over the next two years.

        We plan to construct and launch replacement satellites for Galaxy 10R and PAS-6B prior to the end of their useful lives, although no commitments have been made for the procurement of these satellites.

Change-in-control obligations

        Upon consummation of the Recapitalization, all outstanding employee stock options vested and became exercisable, and all outstanding restricted shares and restricted stock units vested immediately prior to the merger. We recorded a charge of approximately $8.3 million within Transaction-related costs in our consolidated statement of operations in the third quarter of 2004 in relation to the acceleration of vesting of these options, restricted shares and restricted stock units. Also in conjunction with the Recapitalization, the exercise prices of certain employee options were modified. As a result of these modifications, we recorded additional expense of approximately $1.2 million within Transaction Costs in our condensed consolidated statement of operations in the third quarter of 2004. Holders of options and restricted stock units were entitled to receive (i) with respect to in-the-money options, cash equal to the difference between the exercise price and the $23.50 per share price paid in the Recapitalization, and (ii) with respect to restricted shares and restricted stock units cash in the amount of $23.50 per share. All out-of-the-money stock options were cancelled without payment. Certain members of our management agreed not to have certain of their equity interests cashed out in the Recapitalization; existing options, restricted shares and restricted stock units granted to such individuals remain outstanding as options and shares.

        Certain of our senior executives are party to change-in-control severance agreements which provide for payment of severance and other benefits in the event of an involuntary termination of the executive's employment (as defined in such agreements) within three years after a change in control. As a change in control has occurred, these agreements will apply if an involuntary termination of the executive occurs during the period specified by the agreement. Based upon current compensation levels, if all of these executives receive the termination related benefits as specified by their respective agreements, the aggregate cost to us would be in the range of $4 million to $5 million.

        Certain of our other executives have change-in-control severance agreements which provide for, among other things, the payment of severance and other benefits upon the termination of the executive without cause or for good reason within three years after a change-in-control of PanAmSat, as defined in their respective agreements. The Recapitalization resulted in a change-in-control of PanAmSat under these agreements. Based upon current compensation levels, if all of these executives receive the termination-related benefits as specified by their respective agreements, the aggregate cost to us would be approximately $5 million in addition to the costs described above with respect to our senior executives.

        In addition, our Severance Pay Plan allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) due to, and within two years after, a change-in-control.

        For additional information regarding these change-in-control arrangements, see "Management".

Customer and vendor obligations

        We have certain contracts with our customers which require us to provide equipment, services and other support to these customers during the course of the related contracts. As of September 30, 2004, we had commitments to provide equipment, services and other support under these customer contracts which aggregated approximately $45.1 million related to the provision of equipment, services and other support.

        We have certain long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of September 30, 2004, we have commitments under these vendor contracts which aggregated approximately $53.8 million related to the provision of equipment, services and other support.

Other

        Boeing Satellite Systems, Inc., formerly Hughes Space and Communications Company, has security interests in certain transponders on our PAS-2, PAS-3, PAS-4 and PAS-5 satellites to secure incentive payments owed by us pursuant to satellite construction contracts.

        As of September 30, 2004 we had outstanding letters of credit totaling $36.1 million.

Critical Accounting Policies

        We prepare our consolidated financial statements in conformity with GAAP. As such, we are required to make certain estimates, judgments and assumptions that we believe are reasonable based upon the information available. These estimates and assumptions affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. Management bases their estimates and judgments on historical experience and on various other factors. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be affected by changes in those estimates. The following represent what we believe are the critical accounting areas that require the most significant management estimates and judgments.

Receivables (including net investment in sales-type leases)

        A significant amount of judgment is required by management in estimating the amount of reserves required for receivables that are potentially uncollectible. We perform ongoing credit evaluations of our customers and adjust credit limits based upon payment history and the customer's current credit worthiness, as determined by our review of their current credit information. We continuously monitor collections and payments from our customers and maintain a provision for estimated credit losses based upon our historical experience and any specific customer collection issues that we have identified. If collectability of the receivable is not reasonably assured at the time services are performed, we do not initially record the revenues, but rather record an allowance for customer credits to offset the receivable. If there is a change in the customer's financial status or the receivable is collected, revenues are recorded at that time.

        While such credit losses described above have historically been within our expectations and the provisions established, we cannot guarantee that we will experience the same credit loss rates that we have estimated or historically experienced. As such, additional charges could be incurred in the future to reflect differences between estimated and actual collections.

        Since our long-term receivables and net investment in sales-type leases relate to significant long-term contracts which are concentrated in a relatively few number of customers, a significant change in the liquidity or financial position of any one of these customers could have a material adverse impact on the collectability of our long-term receivables or net investment in sales-type leases and our future operating results. Additionally, if a satellite's useful life is shortened, and a sales-type lease is recorded on that satellite, we would write off the portion of the sales-type lease receivable which is uncollectible as a result.

        As of December 31, 2002 and 2003 and September 30, 2004, we had aggregate gross receivables of $303.6 million, $309.8 million and $313.4 million, respectively, related to operating leases, sales-type leases and other long-term receivables. With respect to these amounts, we maintained aggregate allowances of approximately $36.0 million, $38.3 and $31.6 million as of December 31, 2002 and 2003 and September 30, 2004, respectively, including allowances for doubtful accounts and customer credits. See "Deferred Charges and Other Assets—Net" and "Accounts Receivable" within Note 2, "Significant Accounting Policies", and Note 3 "Operating Leases and Net Investment in Sales-Type Leases" to our audited consolidated financial statements appearing elsewhere in this prospectus. Our accounts receivables and related reserves as of December 31, 2002 and 2003 and September 30, 2004 were as follows:

	December 31, 2002	December 31, 2003	September 30, 2004
	(In thousands)
Gross Receivables:
Current Receivables	$56,050	$101,497	$84,468
Long-term Receivables	52,191	59,767	104,731
Net Investment in Sales-type Leases	195,381	148,575	124,229

Total Gross Receivables	303,622	309,839	313,428

Reserves:
Allowance for Bad Debt	(8,741)	(6,369)	(8,279)
Allowance for Customer Credits	(13,033)	(18,122)	(13,640)

Total Current Reserves	(21,774)	(24,491)	(21,919)

Long-term Reserve	(3,584)	(4,923)	(1,292)
Reserve for Sales-Type Leases	(10,654)	(8,854)	(8,430)

Total Long-term Reserves	(14,238)	(13,777)	(9,722)

Total Reserves	(36,012)	(38,268)	(31,641)

Total Net Receivables	$267,610	$271,571	$281,787

        In July 2004, we terminated our lease agreements with one of our customers due to non-payment of the customer's obligations to us through June 30, 2004. As a result, we recorded a pre-tax charge of approximately $29.6 million in the three months ended June 30, 2004 related to the write-off of current and long-term receivable balances due from this customer. Prior to the termination, contracted backlog and revenues contracted for receipt in the second half of 2004 related to this customer were $80.4 million and $5.0 million, respectively.

Evaluation of satellites and other long-lived assets for impairment and satellite insurance coverage

        We periodically evaluate potential impairment loss relating to our satellites and other long-lived assets, when a change in circumstances occurs, by assessing whether the carrying amount of these assets can be recovered over their remaining lives through undiscounted future expected cash flows generated by those assets (excluding interest charges). If the expected undiscounted future cash flows are determined to be less than the carrying value of the long-lived asset or group of assets, an impairment charge would be recorded. We assess the recoverability of certain of our deferred charges and other assets by comparing the remaining net book value of the deferred charges and other assets at each period end with the expected future undiscounted cash flows to be generated pursuant to the customer contract that gave rise to the deferred charges. The recoverability analysis is performed for each individual deferred charge and the undiscounted cash flows are the cash flows associated with the specific customer contract that gave rise to the deferred charges. The undiscounted cash flows, as determined within the specific contractual arrangement with that customer, would be utilized to assess the recoverability of the deferred charge.

        We also assess the recoverability of our long-lived assets pursuant to paragraph 10 of FASB Statement No. 144. The costs of specific satellites are grouped together with other associated assets when assessing recoverability. Periodically and when a change in circumstances occurs, this group of assets is compared with the expected future undiscounted cash flows to be generated by us from the related satellite. Any excess of the net book value for this group of assets over the expected future undiscounted cash flows of the related satellite would result in an impairment charge that would be recorded within our statement of income in the period the determination is made. The impairment charge would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved. Changes in estimates of future cash flows could result in a write-down of the asset in a future period. Estimated future cash flows could be impacted by, among other things:

  •
  changes in estimates of the useful life of the satellite;

  •
  changes in estimates of our ability to operate the satellite at expected levels;

  •
  changes in the manner in which the satellite is to be used; and

  •
  the loss of one or several significant customer contracts on the satellite.

        If an impairment loss was indicated, such amount would be recognized in the period of occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable. If no impairment loss was indicated in accordance with Statement of Financial Accounting Standards No. 144, or SFAS 144, and we received insurance proceeds, the proceeds would offset the carrying value of the satellite. In the event that the insurance proceeds received exceeded the carrying value of the satellite, the excess of the proceeds over the carrying value of the satellite would be recognized in the income statement.

        Certain losses of a satellite may not be covered by launch or in-orbit insurance policies. Some of our satellites are covered by insurance policies that are subject to significant health-related exclusions and deductibles related to specific components identified by the insurers as the most likely to fail and some of our satellites are uninsured. For tables showing satellite insurance coverage and identified significant operational concerns, see "—Satellite Insurance—Insured satellites" and "—Satellite Insurance—Uninsured satellites" above.

        On March 17, 2004, our PAS-6 satellite suffered an anomaly resulting in a loss of power. On April 1, 2004, this satellite experienced another and more significant loss of power. Following that event, we commenced deorbiting the satellite. As a result of the March 17 event, we recorded a non-cash impairment charge of $99.9 million within income from operations in the first quarter of 2004. This resulted in an approximate $63.3 million non-cash charge to net income after taxes.

        See "Risk Factors—Risks Relating to Our Business—Our financial condition could be materially and adversely affected if we were to suffer a loss that is not adequately covered by insurance" and Note 2 "Significant Accounting Policies—Evaluation of Long-Lived Assets" to our audited consolidated financial statements appearing elsewhere in this prospectus.

Valuation of goodwill

        We evaluate the carrying value of goodwill on an annual basis in the fourth quarter of each year and when events and circumstances warrant such a review in accordance with SFAS 142, which is described in Note 2 and Note 5 to our audited consolidated financial statements appearing elsewhere in this prospectus. SFAS 142 requires the use of fair value in determining the amount of impairment, if any, for recorded goodwill. In conjunction with our annual goodwill impairment assessment in the fourth quarter of 2003, we utilized an independent valuation expert to assist us in our assessment of the fair value of our reporting unit using a combined discounted cash flow and market approach. No charge was required as a result of this impairment assessment. Significant estimates and other variables utilized in this valuation include:

        Discounted cash flow approach:

  •
  discount rate;

  •
  our 5-year plan, including expected future revenues, operating expenses, capital expenditures and future cash flows; and

  •
  industry projections and analyses, including an expected perpetuity growth rate.

        Market approach:

  •
  control premium; and

  •
  the price of our stock.

        Changes in these estimates could result in changes to our estimated cash flows and market assessment utilized to determine the valuation. This could result in a write-down of the asset in a future period, which would be recorded as a pre-tax charge to operating income. The amount of any loss resulting from future impairment tests could be material to our results of operations.

Depreciable satellite lives

        The estimated useful lives of our satellites are based upon the lower of the satellite's design life or the estimated life of the satellite as determined by an engineering analysis performed during initial in-orbit testing. As the telecommunications industry is subject to rapid technological change and our satellites have been subject to certain anomalies, we may be required to revise the estimated useful lives of our satellites and communications equipment or to adjust their carrying amounts. Accordingly, the estimated useful lives of our satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, we account for the effects of such changes on depreciation expense on a prospective basis. Reductions in the estimated useful lives of our satellites would result in additional depreciation expense in future periods and may necessitate acceleration of planned capital expenditures in order to replace or supplement the satellite earlier than planned. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite, which are less than the carrying value of the satellite, an impairment charge would be recorded. The lives of our Galaxy 4R and PAS-6B satellites were reduced as a result of the XIPS failures experienced during 2003 resulting in accelerated depreciation for these satellites. See "—Satellite Technology—BSS 601 HP XIPS" above.

Deferred taxes

        We recognize deferred tax assets and liabilities based on the differences between the financial statement carrying amounts and the tax bases of assets and liabilities. We regularly review our deferred tax assets for recoverability and establish a valuation allowance in order to reduce our deferred tax assets based on an evaluation of the amount of deferred tax assets that management believes are more likely than not to be ultimately realized in the foreseeable future. Management establishes this valuation allowance based upon historical taxable income, projected future taxable income, and the expected timing of the reversals of existing temporary differences. If we continue to operate at a loss for tax purposes or are unable to generate sufficient future taxable income, or if there is a material change in the actual effective tax rates or time period within which the underlying temporary differences become taxable or deductible, we could be required to establish a valuation allowance against all or a significant portion of our deferred tax assets resulting in a substantial increase in our effective tax rate and a material adverse impact on our operating results. During 2003, we recorded a valuation allowance for foreign tax credits of $7.4 million that are likely to expire prior to being utilized.

        Beginning in 1998 through December 22, 2003, we and our subsidiaries joined with The DIRECTV Group and General Motors Corporation, or GM, in filing a consolidated U.S. federal income tax return. On December 22, 2003, The DIRECTV Group split-off from GM and as a result The DIRECTV Group no longer files a U.S. federal income tax return with GM. We will continue to file a consolidated U.S. federal income tax return with The DIRECTV Group for the taxable periods ending on or before the closing date of the Recapitalization, which will file a U.S. federal income tax return as a separate consolidated group.

        We previously operated under federal and state income tax sharing agreements with The DIRECTV Group. In accordance with such agreements, we provided for current and deferred income taxes as if we were the common parent of an affiliated group that is not included in the consolidated federal income tax return that includes The DIRECTV Group. Upon consummation of the Recapitalization, a new tax separation agreement described under "The Transactions" took effect and superseded the existing tax sharing agreements.

        PanAmSat was deconsolidated from The DIRECTV Group consolidated tax group upon consummation of the Recapitalization. As a result of the deconsolidation, during the third quarter of 2004, our net operating losses were eliminated resulting in a substantial decrease in our deferred tax assets. In addition, the tax basis in our satellites was increased resulting in a substantial net decrease to our net deferred tax liabilities. Also, our tax basis in our satellites was increased through a taxable transfer of our satellites to newly formed operating companies, resulting in an additional substantial decrease in our consolidated net deferred tax liabilities.

        Our income tax provision prior to 2003 included estimates of potential tax expense for the possible reduction upon Internal Revenue Service, or IRS, audit of the tax benefits we derived from a deduction for the Extraterritorial Income Exclusion, or ETI, and its predecessor regime (the Foreign Sales Corporation) as well as for the potential tax expense that may arise from an adverse outcome from our foreign tax withholding issues. For all years prior to 2003, we have assessed our minimum and maximum exposure for federal tax issues, including Foreign Sales Corporation and ETI issues, as well as foreign tax withholding issues, and have provided taxes in the amount of our estimated exposure.

        Various foreign governments have asserted that we are subject to income withholding taxes on the revenues derived from broadcasters who are outside their territory, broadcast into their territory and remit payments directly to us in the United States. We have vigorously contested these assertions under local and U.S. tax law. We provided additional taxes in 2003 that substantially affected our effective tax rate. We consider our reserves adequate for any exposure we may have for potential income withholding taxes on these broadcaster revenues. If we are unsuccessful in our defense of any such claims, we could be exposed to a substantial cash payment liability.

        We have outstanding tax claims related to withholding taxes assessed on revenues derived from broadcasters inside and outside of India who broadcast from or into India. The Indian government has assessed approximately $7.3 million (reduced from an initial assessment of $15.2 million) against one of our subsidiaries for the Indian tax year ended March 31, 1997. This assessment is being appealed to the Income Tax Appeals Tribunal. For Indian tax years ended March 31, 1996, 1998, 1999, 2000 and 2001, the Indian government has assessed approximately $46 million in the aggregate against us, including interest. This assessment has been appealed to the Commissioner of Income Tax (Appeals). We are contesting the imposition of such taxes. While this contest proceeds, we have been required to advance cash and provide a bank guarantee for a total of $36 million. To date, we have paid cash of approximately $1 million related to these assessment years. If unsuccessful in our contest, we could be subject to comparable claims for subsequent years. See "Certain Relationships and Related Party Transactions" for a description of tax indemnifications to be received from The DIRECTV Group. These tax indemnifications cover a portion of these contingent obligations.

        During 2002, the IRS commenced an examination of the GM consolidated tax group for the years 1998-2000 of which we were a member. As a result, our federal income tax returns for those years are currently under examination. Management believes that adequate provision has been made for any adjustment which might be assessed as a result of these examinations.

Market Risks

        We manage our exposure to market risks through internally established policies and procedures and, when we deem appropriate, through the use of derivative financial instruments. We use derivative financial instruments, including interest rate hedges, to manage market risks. See"—Liquidity and Capital Resources—Long-term debt" above. The objective of our policies is to mitigate potential income statement, cash flow and fair value exposures resulting from possible future adverse fluctuations in interest rates. We evaluate our exposure to market risks by assessing the anticipated near-term and long-term fluctuations in interest rates on a daily basis. This evaluation includes the review of leading market indicators, discussions with financial analysts and investment bankers regarding current and future economic conditions and the review of market projections as to expected future interest rates. We utilize this information to determine our own investment strategies as well as to determine if the use of derivative financial instruments is appropriate to mitigate any potential future interest rate exposure that we may face. Our policy does not allow speculation in derivative instruments for profit or execution of derivative instrument contracts for which there are no underlying exposures. We do not use financial instruments for trading purposes and are not a party to any leveraged derivatives.

        We determine the impact of changes in interest rates on the fair value of our financial instruments based on a hypothetical 10% adverse change in interest rates from the rates in effect as of the end of the period for these financial instruments. We use separate methodologies to determine the impact of these hypothetical changes on our sales-type leases and fixed rate public debt as follows:

  •
  For our sales-type leases, a discount rate based on a 10-year U.S. Treasury bond is applied to future cash flows from sales-type leases to arrive at a base rate present value for sales-type leases. This discount rate is then adjusted for a negative 10% change and then applied to the same cash flows from sales-type leases to arrive at a present value based on the negative change. The base rate present value and the present value based on the negative change are then compared in order to arrive at the potential negative fair value change as a result of the hypothetical change in interest rates.

  •
  For our fixed rate public debt, the current market price, coupon and maturity are used to determine the yield for each public debt instrument as of the end of the period. The yield is then adjusted by a factor of 10% and this revised yield is then compared to the original yield to determine the potential negative fair value change as a result of the hypothetical change in interest rates.

  •
  For our variable rate debt, the effect in annual cash flows and net income is calculated as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates. The current LIBOR rate plus applicable margin as of the end of the year is applied to the applicable principal outstanding at the end of the year to determine an annual interest expense based on year-end rates and principal balances. This calculation is then performed after increasing the LIBOR rate plus applicable margin by a factor of 10%. The difference between the two annual interest expenses calculated represents the reduction in annual cash flows as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates. This amount is then tax effected based on our effective tax rate to yield the reduction in net income as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates.

        The only potential limitations of the respective models are in the assumptions utilized in the models such as the hypothetical adverse fluctuation rate and the discount rate. We believe that these models and the assumptions utilized are reasonable and sufficient to yield proper market risk disclosure.

        We did not experience any material changes in interest rate exposures during the nine months ended September 30, 2004. Based upon economic conditions and leading market indicators at

September 30, 2004, we do not foresee a significant adverse change in interest rates in the near future. As a result, our strategies and procedures to manage exposure to interest rates have not changed in comparison to the prior year.

        As of September 30, 2004, long-term debt consisted of fixed-rate borrowings of approximately $1.31 billion, $2.46 billion of floating rate debt and a fixed interest rate hedge obligation on a notional amount of $100 million (See "—Liquidity and Capital Resources—Long-term debt" above). Fluctuations in interest rates may affect the fair values of fixed-rate borrowings and fixed-rate net investments in sales-type lease receivables. Any changes in interest rates would impact results of operations and cash flows. At September 30, 2004, outstanding fixed-rate borrowings bore interest at rates ranging from 6 1/8% to 9% and sales type lease receivables bore interest between 8% and 12%. The potential fair value change resulting from a hypothetical 10% adverse fluctuation in interest rates related to our outstanding fixed-rate debt and fixed-rate net investment in sales-type lease receivable balances would be approximately $68.5 million and $2.6 million, respectively, as of September 30, 2004.

        We are subject to fluctuating interest rates on our floating rate debt and any changes in interest rates would impact results of operations and cash flows. The potential effect of a hypothetical 10% adverse fluctuation in interest rates for one year on our floating rate debt outstanding at September 30, 2004 would be a reduction in cash flows of approximately $11.0 million and a reduction in net income of approximately $7.0 million. For our variable rate debt, the effect on annual cash flows and net income is calculated as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates. The current LIBOR rate plus applicable margin as of the end of the period is applied to the applicable principal outstanding at the end of the respective period to determine interest expense based on interest rates and principal balances at the end of each period. This calculation is then performed after increasing the LIBOR rate plus applicable margin by a factor of 10%. The difference between the two interest expense figures calculated represents the reduction in cash flows as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates. This amount is then tax effected based on our effective tax rate to yield the reduction in net income as a result of the potential effect of a hypothetical 10% adverse fluctuation in interest rates.

Certain Relationships and Related Transactions Prior to the Completion of the Recapitalization

Transactions with The DIRECTV Group and its affiliates

        Until the consummation of the Recapitalization on August 20, 2004, The DIRECTV Group and its affiliates were related parties of ours.

        We provide satellite capacity, TT&C and other related services and facilities to several subsidiaries of The DIRECTV Group and purchase certain services and equipment from a subsidiary of The DIRECTV Group. Additionally, for the period prior to the consummation of the Recapitalization, we reimbursed The DIRECTV Group for the allocated costs of certain jointly incurred expense items, principally relating to administrative and other expenses. Revenues derived from The DIRECTV Group and its affiliates were $18.5 million from July 1, 2004 though August 19, 2004, or 8.9% of our revenues for the three months ended September 30, 2004. Revenues derived from The DIRECTV Group and its affiliates were $82.3 million from January 1, 2004 though August 19, 2004, or 13.3% of our revenues for the nine months ended September 30, 2004.

        During the fourth quarter of 2003, we agreed to amend our transponder lease agreements with DTVLA. This amendment became effective in February 2004 upon DTVLA's emergence from the Chapter 11 bankruptcy process. In conjunction with these amendments we agreed to accept reduced cash payments in the early years, most of which we expect to recapture in later years, and The DIRECTV Group has agreed to guarantee all of the transponder lease agreements with DTVLA for a period of five years.

        PanAmSat entered into new contractual arrangements with affiliates of The DIRECTV Group in connection with the Recapitalization at rates which, we believe, approximate market rates. These contractual arrangements include the extension of transponder lease agreements with HNS, the extension of The DIRECTV Group guarantees of our transponder lease agreements with DTVLA, the purchase of additional transponder capacity for DTH services in Latin America, and the extension of existing and the entering into of new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the Recapitalization, The DIRECTV Group paid us $9.2 million for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation.

        During 2003, we transferred an authorization for a Ka-band orbital slot to HNS, an affiliate, in exchange for a contingent payment of approximately $2.1 million. The payment is payable upon the launch of a satellite to such orbital slot. The Federal Communications Commission has approved the transfer of this authorization.

        On April 20, 2004, PanAmSat entered into a definitive transaction agreement with The DIRECTV Group, Merger Sub, a wholly-owned subsidiary of The DIRECTV Group, and Constellation, an affiliate of KKR for the Recapitalization.

        In June 2004, we paid The DIRECTV Group $28.5 million to reimburse them in full for amounts they previously paid on our behalf to the manufacturer of the Galaxy 16 satellite.

        Concurrently with the execution of the transaction agreement, PanAmSat entered into a tax separation agreement with The DIRECTV Group that supersedes four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates. PanAmSat and The DIRECTV Group have agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of The DIRECTV Group and ourselves before the acquisition. In addition, PanAmSat and The DIRECTV Group have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the Recapitalization.

        Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify PanAmSat for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from PanAmSat regarding any liability for the federal or consolidated state or local income taxes of GM and The DIRECTV Group, except those income taxes PanAmSat is required to pay under the tax separation agreement. In addition, The DIRECTV Group has agreed to indemnify PanAmSat for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the Recapitalization in amounts equal to 80% of the first $75 million of such other taxes and 100% of any other taxes in excess of the first $75 million. As a result, our net tax liability related to these periods is capped at $15 million.

        The tax separation agreement became effective upon the consummation of the Recapitalization on August 20, 2004 and will remain effective until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates.

Transactions with News Corporation and its Affiliates (Other than The DIRECTV Group)

        Until the consummation of the Recapitalization on August 20, 2004, News Corporation and its affiliates were related parties of ours.

        We are a party to agreements with News Corporation and certain of its subsidiaries and affiliates pursuant to which we provide satellite capacity, TT&C and other related services. Revenues derived from the News Corporation and its affiliates were $12.8 million from July 1, 2004 though August 19, 2004, or 6.2% of our revenues for the three months ended September 30, 2004. Revenues derived from the News Corporation and its affiliates were $55.1 million from January 1, 2004 though August 19, 2004, or 9.1% of our revenues for the nine months ended September 30, 2004.

        In January 2004, Fox Entertainment and we signed a multi-year, multi-satellite agreement, the terms of which provide that Fox Entertainment will consolidate its entire suite of U.S. cable and broadcast programming onto our global fleet for 15 years and move a significant portion of its international traffic onto the fleet for the next decade. Fox Entertainment will now be one of our largest media customers and one of our top five global customers.

Effect of the Recapitalization

        As a result of the Recapitalization, effective August 20, 2004, The DIRECTV Group and News Corporation were no longer related parties of ours and the Sponsors and their affiliates became related parties of ours.

Transactions with The Sponsors and Their Affiliates

        The Sponsors provide management and advisory services to us pursuant to management services agreements executed at the closing of the Recapitalization. The Sponsors charge us an aggregate management fee of $2 million annually for the provision of these services, subject to an annual increase of three percent. From August 20, 2004 through September 30, 2004, we accrued $231,000 of expense for these management fees.

        Certain compensated members of our board of directors are principals of or affiliated with the Sponsors. See "Management—Director Compensation".

        We provide satellite capacity, TT&C and other related services to affiliates of certain of the Sponsors. Revenues for these services were $990,000 and $2.97 million for the three and nine months ended September 30, 2004, respectively. As of September 30, 2004, we had receivables related to these affiliates of approximately $165,000.

Recent Accounting Pronouncements

        In April 2002, the Financial Accounting Standards Board, FASB, issued Statement of Financial Accounting Standards No. 145, or SFAS 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections". Among other things, SFAS 145 requires that a loss on extinguishment of debt meet the requirements of APB 30 to be treated as an extraordinary item in the statement of operations.

        In connection with our 2002 Refinancing, we recorded an extraordinary loss on early extinguishment of debt as a result of the write-off of the remaining unamortized debt issuance costs related to The DIRECTV Group term loan. Upon adoption of the provisions of SFAS 145 related to the rescission of FASB Statement No. 4, on January 1, 2003, we reclassified this loss on extinguishment of debt to other expense, as it does not meet the new requirements for classification as an extraordinary item in accordance with SFAS 145. This reclassification had no effect on net income but resulted in lower income before income taxes of $3.3 million for the quarter ended March 31, 2002 and year ended December 31, 2002. The other provisions of SFAS 145 were effective in the second quarter of 2002 and did not have a significant impact on our financial statements.

        Effective January 1, 2003, we adopted the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock-Based Compensation," prospectively, to all employee awards granted on or after January 1, 2003, pursuant to FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". The following table illustrates the effect on net income as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands).

	Year Ended December 31,			Nine Months Ended September 30,
	2001	2002	2003	2004
Net income (loss), as reported	$30,604	$85,048	$99,532	$(97,918)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	1,157	7,281
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(16,990)	(9,151)	(8,875)	(9,685)

Pro forma net income (loss)	$13,614	$75,897	$91,814	$(100,322)

Net income (loss) per share:
Basic and diluted—as reported
Basic and diluted—pro forma

        The pro forma amounts for compensation cost may not necessarily be indicative of the effects on operating results for future periods.

        The adoption of the following accounting pronouncements, or portions of the following accounting pronouncements, did not have a significant impact on our financial statements:

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  FASB Interpretation No. 45, or FIN 45, "Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others". We adopted the disclosure requirements of FIN 45 during 2002 and adopted the initial recognition and initial measurement provisions of FIN 45 in January 2003.

  •
  In January 2003, the FASB issued FASB Interpretation No. 46, or FIN 46, "Consolidation of Variable Interest Entities". In December 2003, the FASB issued FIN No. 46 (Revised), or FIN 46-R to address certain FIN 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", for companies that have interests in entities that are Variable Interest Entities (VIE) as defined under FIN 46. According to this interpretation, if a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The adoption of the provisions of this interpretation had no effect on our consolidated financial statements.

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  Emerging Issue Task Force ("EITF") Issue No. 00-21, "Accounting for Revenues Arrangements with Multiple Deliverables" was adopted by us on June 30, 2003, as required.

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  Statement of Financial Accounting Standards No. 146, or SFAS 146, "Accounting for Costs Associated with Exit or Disposal Activities". We adopted the provisions of SFAS 146 effective January 1, 2003.

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  Statement of Financial Accounting Standards No. 149, or SFAS 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We adopted the provisions of SFAS 149 on July 1, 2003.

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  Statement of Financial Accounting Standards No. 150, or SFAS 150, "Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity". We adopted this standard on July 1, 2003, as required.

BUSINESS

Overview

        We are a leading global provider of video, corporate, Internet, voice and government communications services with a large and modern fleet of 24 in-orbit satellites. We lease transponder capacity on our satellites to a variety of customers, including: cable television systems, television broadcasters, DTH television systems, ISPs, telecommunications companies, governments and other corporations. The services that we provide to our customers are generally mission critical and our key customer relationships have been built over many years. Our customers include some of the world's leading media and communications companies, such as Time Warner, Inc. (which includes Home Box Office, Turner Broadcasting System and CNN), the BBC, News Corporation (which includes the Fox family of channels and The DIRECTV Group), Sony, Viacom (which includes MTV and Nickelodeon), China Central Television, Doordarshan (India) Comcast and The Walt Disney Company (which includes ABC and ESPN) as well as civilian and military government agencies and contractors. Through our satellite-based video distribution business, we believe we distribute more television channels over our network than any other company in the world.

        We operate in the FSS segment, the most mature segment of the satellite communications business, historically characterized by steady and predictable revenue streams, strong cash flows from operations and substantial contracted backlog. In 2003, the FSS industry generated revenues of approximately $6.6 billion according to Euroconsult. As of September 30, 2004, we had approximately $5.13 billion in contracted backlog.

        We believe the FSS industry will benefit from, among other things, the increased transmission of high definition television, or HDTV, signals and the increased reliance by governments on commercial satellite capacity for civilian and military applications. We believe that the capability of satellites to provide broad geographic coverage coupled with the capabilities of VSAT technology will be a source of growth in international markets where terrestrial networks are not well developed.

        Our in-orbit fleet, which includes three in-orbit backup satellites, is one of the world's largest commercial GEO satellite networks, capable of reaching over 98% of the world's population. We are one of only a few companies worldwide capable of servicing a global footprint through a fleet of owned satellites. We have one of the most sophisticated ground infrastructure networks available to support the needs of our customers. We have seven technical facilities in the United States, which provide transmission, monitoring and control services for operating our fleet and transmission and other services for our customers. We lease such services outside of the United States to support the remainder of our worldwide satellite fleet. For the period from 2000 to 2003, our customer circuit reliability was 99.999994%.

        On August 20, 2004, affiliates of KKR, Carlyle and Providence completed a series of transactions resulting in an entity affiliated with KKR owning approximately 44% of PanAmSat's outstanding common stock and entities affiliated with Carlyle and Providence each owning approximately 27% of PanAmSat's common stock, with the remainder held by certain members of management and our board of directors.

        The Issuer is a recently formed Delaware corporation that is owned by the Sponsors and certain members of management and our board of directors. On October 8, 2004, these stockholders contributed all of PanAmSat's common stock held by them to the Issuer in exchange for a pro rata share of the Issuer's common stock. As a result PanAmSat became a wholly-owned subsidiary of the Issuer. The Issuer does not have, apart from its ownership of PanAmSat, any independent operations.

Background

        We are a market leader in the FSS industry. FSS operators use satellites that are located in designated GEO slots 22,300 miles above the equator. The position of these satellites makes them appear to be at a fixed point above the earth. Receiving antennas, once pointed at a fixed satellite, need not be moved.

        GEO slots are points on the GEO arc where satellites are permitted to operate. The number of orbital slots is limited. The right to use a GEO slot must be authorized under national and international regulatory regimes for the frequency bands in which a satellite will operate, and satellites operating in the same frequency bands must be sufficiently far apart to avoid interference with one another. Certain slots may not provide coverage over an entire market. Other slots may not be available for all of the frequency bands needed to make the slot commercially viable. Satellites operating at adjacent GEO slots at similar frequencies are generally separated by two or more degrees. Most of the GEO slots are either currently in use or already subject to filings for use. Once the particular frequencies at a GEO slot have been licensed and coordinated, the use is protected against interference from other operations at the same or adjacent slots.

        The most important aspect of a GEO satellite is its ability to provide equally accessible coverage of a very large geographic area at once, in certain circumstances up to an entire hemisphere. Any antenna on the ground inside the satellite coverage area, or footprint, can receive the same transmission, and can be installed for the same incremental cost. GEO satellites receive radio communications from one or more origination points and distribute them to a single point or multiple receivers within the transmission range of the satellites' beams.

        GEO satellites are well suited for connecting a number of locations that cannot otherwise be connected efficiently.

        Because the cost of satellite services does not increase with distance or the number of receivers, GEO satellites are used for:

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  the distribution of television and radio signals to cable television operators, television network affiliates, local radio stations and other redistribution systems;

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  DTH transmissions of video and audio programming;

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  data networking services, which include voice, data and video transmissions within private networks;

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  Internet access and content distribution, including connecting international ISPs to the U.S. Internet backbone where there is a lack of terrestrial fiber, and distributing Internet Protocol content in a point-to-multipoint manner; and

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  international and domestic telecommunications services, complementing fiber optic and coaxial cable backbone networks.

        Once a satellite is in commercial service at a GEO slot, FSS operators generally lease capacity, or transponders, on the satellite to customers, including video programmers, telecommunications companies and ISPs. The most common frequency bands available for lease on GEO satellites are as follows:

        C-band.    These frequencies have traditionally been used for video broadcasting and data and voice communications. C-band frequencies have longer wavelengths and therefore are less susceptible to terrestrial and atmospheric interference but require large antennas, typically three to six meters in diameter, to transmit and receive signals.

        Ku-band.    These frequencies have shorter wavelengths and require more powerful transponders, thereby allowing customers to use smaller antennas, 60 to 180 centimeters in diameter. Ku-band has been used for such services as DTH broadcasting, video distribution and private data networks.

        Ka-band.    These frequencies have the shortest wavelength of the three principal commercial fixed satellite bands. Currently, Ka-band frequencies are not widely utilized. While Ka-band allows for very small antennas, it requires high-power beams to be concentrated on smaller geographical areas. New applications, such as certain types of two-way communications, are being developed for these frequencies.

Our Services

        Our operations are comprised of the following two segments:

        Fixed Satellite Services—Through FSS, we lease transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and DTH and provide TT&C and network services to customers.

        Government Services—Through G2, we provide global satellite and related telecommunications services to the U.S. government, international government entities, and their contractors.

        We derive our revenues primarily from our video and network services. For the years ended December 31, 2001, 2002 and 2003 and the nine months ended September 30, 2004, we derived our revenues from the following service areas:

				Nine Months Ended September 30,
	Year Ended December 31,
Services
	2001	2002	2003	2004
Video services	68%	66%	60%	56%
Network services	24	24	25	27
Government services	2	3	9	11
Other services	6	7	6	6

Total	100%	100%	100%	100%

Fixed Satellite Services segment

        Our FSS segment is comprised of the following:

  Video services

        We provide satellite transponder capacity and other satellite and terrestrial services for the transmission of entertainment, news, sports and educational programming for over 300 content providers worldwide. Our video services are comprised of four categories:

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  Video distribution services—full-time transmission of television programming to cable systems, network affiliates and other redistribution systems;

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  DTH television services—full-time transmission of multiple television channels for household reception;

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  Full-time contribution services—transmission of news, sports and entertainment segments to cable and broadcast centers around the world; and

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  Occasional use services—short-term satellite services that we provide to broadcasters when they need on-the-scene coverage of sporting events and breaking news.

        Video distribution services.    Our primary video distribution service is the full-time transmission of television programming to cable systems, network affiliates and other redistribution systems. Our video distribution services are characterized by long-term contracts with premier media companies and content providers. These companies lease dedicated transponder capacity from us, both on our satellites in orbit and those planned for launch in the future. We also offer bundled, value-added services that include satellite capacity, digital encoding of video channels and, if required, uplinking and downlinking services to and from our satellites and teleport facilities.

        We deliver television programming to virtually all cable systems in the United States. We also operate satellites for the distribution of television programming to cable and other redistribution systems in Latin America, Africa, Australia and the Asia Pacific and Indian Ocean regions. To attract and retain high quality customers, we have created "cable neighborhoods" in which popular television channels act as the "anchor tenants" on our satellites. Cable and other redistribution systems then install antennas to access these popular channels for their subscribers. Because these companies already have their antennas pointed toward these "cable neighborhoods," our experience has been that other programmers also want to distribute their programming through our satellites. The formation of cable neighborhoods has been an important driver of capacity utilization and revenues. Of our 24 satellites in orbit, 11 are part of cable neighborhoods around the world, with six serving the United States, two serving Latin America, two serving the Asia Pacific region and one serving the Indian Ocean region.

        To capitalize further on our cable neighborhood concept, in November 2000, we introduced our "Power of Five" program. Under this program, over 11,000 qualified cable head-ends in the United States are eligible to receive or have received free equipment. This equipment enables access to five Galaxy satellites in the U.S. cable neighborhood using just two antennas. The program expands our U.S. cable neighborhood to include Galaxy 3C and Galaxy 13/Horizons 1. A cable "head-end" is a location which receives satellite transmissions and distributes them to local subscribers. Under this program we provide participating cable operators with the required equipment free of charge, which they are required to use exclusively to receive our satellite signals. Partly as a result of this program, as of December 31, 2003, cable operators representing nearly 100% of the cable subscribers in the U.S. were able to access three of these satellites and 70% of such cable operators were able to access all five of these satellites.

        DTH television services.    Most of our satellites are capable of providing DTH services through the use of high-powered, Ku-band spot beams that transmit over specific geographic areas. DTH service providers lease transponder capacity from us, and our satellites provide the platform for their services. These services deliver a package of television programming channels directly to a consumer's home from our satellites. Digital transmissions over DTH platforms offer television viewers superior picture and sound quality and increased channel capacity for programming and pay-per-view options. Our global system transmits more than 750 DTH television and audio channels worldwide for seven DTH operators through long-term contracts. Because their subscribers have their receiving equipment pointed at our satellites, the cost for a DTH service provider to switch to a different satellite would be significant.

        Full-time contribution services.    We provide broadcasters with satellite transmission services for the transmission of news, sports and entertainment segments to their network affiliates or broadcast centers within the United States or around the world. Broadcasters use our contribution capacity to consolidate programming from various locations and assemble it in one central location for the final programming product. This service provides broadcasters with a dedicated transmission pipeline for the full-time retrieval of programming segments.

        Occasional use services.    We provide broadcasters with satellite transmission services for the timely broadcast of news, sports and events coverage on a short-term basis. This service is designed to enable broadcasters to conduct on-the-scene transmissions using small, portable antennas and to receive the transmissions at their broadcast centers or affiliate stations. We conducted approximately 100,000, 130,000 and 110,000 hours of total special events transmissions in 2001, 2002 and 2003, respectively. For example, we delivered over 23,500 hours of live coverage for the 2002 FIFA World Cup soccer games for over 400 customers. In addition to short-term services for special events coverage, we have long-term transponder service agreements with certain satellite services resellers in the United States, who package domestic U.S. transponder capacity for their broadcast, business, educational and government customers.

        Our occasional use services help us take advantage of unutilized capacity on our satellites and are complementary to other services we offer. As these services are not typically long-term in nature, the revenues we derive from them are not typically reflected in our contracted backlog.

        Video service customers.    The following table lists some of the customers under contract for our video distribution, DTH and full-time contribution services:

Video Distribution Services	DTH Services	Full-time Contribution Services
BBC	DIRECTV Latin America	Australian Broadcasting Corporation
Comcast	MultiChoice (South Africa)	CNN
China Central Television	Sky Brazil	NHK
Doordarshan (India)	Sky Mexico	FOX
News Corporation	Sky Multi-Country Partners	ABC
(including the Fox family of channels
and The DIRECTV Group)
NHK (Japan)
Sony
Starz
Viacom
(including MTV and Nickelodeon)
The Walt Disney Company (including ABC and ESPN)
Time Warner, Inc.
(including HBO, Turner
Broadcasting System and CNN)

  Network services

        We provide satellite transponder capacity and other satellite and terrestrial network services to telecommunications carriers, multinational corporations and network service providers for relaying voice, video and data communications globally. Our network services are comprised of three categories:

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  Private business network services—satellite capacity that we provide for secure, high speed corporate data networks, such as VSATs, used in a variety of business functions;

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  Internet services—satellite capacity that we provide to ISPs for high data rate Internet connections and point-to-multipoint content distribution; and

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  Carrier services—satellite capacity that we provide to telecommunications carriers for voice, video or data communications networks for businesses and other users.

        Private business network services.    We provide satellite services to companies that furnish networks for end users in the United States, Latin America, Europe, Africa and Asia. We also provide capacity directly to owners-operators of networks. These rooftop-to-rooftop VSAT (very small aperture terminal) networks provide dedicated, proprietary one-way and two-way communications links among multiple business sites. VSAT network end users include retail chains for rapid credit card authorization and inventory control, banks for the connection of automated teller machines with processing computers and news agencies for the timely dissemination of news and financial information.

        A VSAT network consists of many VSAT remote sites, a central hub with a large antenna, which enables the connection of all VSATs in the network, and satellite transponder capacity. Our teleports have the capability of serving as the central hub for our customers' VSATs. We expect growth in the use of VSATs to continue, particularly in less developed countries, as more businesses realize the benefits of communicating by a VSAT network, principally due to the following benefits of VSATs:

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  high quality and dedicated transmission availability;

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  the capability of transmitting extremely large data flows;

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  fixed transmission costs, insensitive to distance or the number of receiving stations; and

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  the ability to rapidly and cost-effectively deploy VSAT networks in geographically isolated regions.

        Internet services.    We provide satellite services for the full-time delivery of Internet traffic around the world. Our satellite Internet services enable our customers to improve the quality of their Internet packet delivery, including audio and video, by bypassing shared and congested terrestrial links and to reduce expenses, especially for international ISPs, by enabling simultaneous delivery of content to wide geographic areas without requiring additional terrestrial infrastructure. Our Internet customers deliver content for direct-to-consumer Internet applications, entertainment content providers, ISPs, educational organizations and telecommunications companies. We see growth opportunities for our Internet services, particularly in markets without sufficient fiber connectivity.

        As part of our Internet services, we offer a bundled broadband satellite Internet connection package to ISP and corporate enterprise customers that we call SPOTbytes. The complete SPOTbytes service includes satellite capacity, teleport transmission, direct connectivity to tier one Internet backbone providers, and dedicated operations support. SPOTbytes is available as a two-way platform or a one-way platform that utilizes a terrestrial link to provide return path connectivity.

        Carrier services.    We provide satellite services to eight telecommunications carriers in six countries to provide voice, video and data communications networks for businesses, governments and other users. Our satellites, which facilitate high volume information transmission and the ability to use VSATs on the ground, have enabled carriers in emerging countries to introduce competitive new telecommunications services in Latin America, Africa and Asia. In addition, we offer value-added satellite services for telecommunications customers that include satellite capacity and teleport services that connect customers to U.S. terrestrial networks. We currently do not expect carrier services to be a material part of our business, but we will continue to provide quality service to existing and potential customers.

        Network services customers.    Some of the customers for and users of our network services include Associated Press, General Communications Inc., HNS, Microspace and Telstra.

  TT&C and other services

        In addition to the TT&C services we perform for many of our satellites, we also provide TT&C services for satellites owned by other satellite operators. TT&C services include monitoring and maintaining the proper orbital location and orientation of a satellite, monitoring on-board systems, adjusting transponder levels and remotely bringing backup systems on-line in the event of a subsystem failure. Our other services include in-orbit backup service, which is backup transponder capacity that we make available to certain customers. Our FSS segment also provides our G2 segment with certain of its satellite capacity requirements.

Government Services segment

        Our G2 segment provides global satellite and related telecommunications services to the U.S. government, international government entities and their contractors. Through our G2 segment we provide a "one-stop shopping" resource for government customers to obtain satellite bandwidth, ground terminals and related services, either as stand-alone components or as a complete, end-to-end service offering. We offer transponder capacity on our satellites as well as other mobile and fixed satellite systems.

        G2 serves three customer groups:

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  Federal agencies and organizations.    Through its Indefinite Delivery/Indefinite Quantity Government Wide Acquisition Contract with the General Services Administration, G2 offers U.S. government customers a flexible and streamlined procurement vehicle to request and purchase G2 products and services for military, civil and homeland security applications.

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  The U.S. Department of Defense.    G2 provides satellite and related telecommunications services to the Defense Information Systems Agency, its prime contractors for commercial satellite communications and the four U.S. uniformed military branches. G2 supports a variety of military applications, from distance learning to communications support for unmanned aerial vehicles.

  •
  Prime contractors and systems integrators managing major government contracts.    G2 provides satellite services and equipment that can address a specific government procurement or support a communications function within a larger program effort.

        We currently serve more than 100 military and government agencies and contractors worldwide, directly or as a sub-contractor, including the Army Corps of Engineers, The Boeing Company, the Federal Aviation Administration, the Federal Bureau of Investigation, NASA, the Government of Australia, Raytheon Company, the Transportation Security Administration and the U.S. Air Force, Army, Navy and Marine Corps.

        G2 is the combination of three organizations: our former government sales and service operation; HGS, a provider of satellite and related services to government users, which we acquired from The DIRECTV Group in March 2003; and Esatel, a telecommunications provider to the U.S. government, which we acquired in August 2003.

Our Strengths

        Our business is characterized by the following key strengths:

Strong cash flow generation

        Historically, we have been able to generate significant cash flows from our operating activities due to our stable and predictable revenues, high operating margins and prudent management of operating expenses as well as capital costs.

Substantial contracted backlog resulting from long-term contracts

        As of September 30, 2004, we had a contracted backlog for future services of approximately $5.13 billion, of which approximately $193 million was contracted for receipt in the remaining three months of 2004. Contracted backlog represents the actual dollar amount (without discounting for present value) of the expected future cash payments to be received from customers under all long-term contractual agreements, including operating leases, sales-type leases and related service agreements. Of this amount, approximately $4.21 billion relates to contracts for our video distribution services, which are typically long-term and may extend to the end of life of the satellite or beyond to a replacement satellite. These contracts also are generally non-cancelable, with early termination or cancellation by the customer resulting in a significant cash obligation payable to us. Our contracted backlog as of September 30, 2004 included approximately $1.30 billion relating to future services on satellites to be launched or placed in service.

Premier customer base and long-standing relationships

        Through our commitment to superior customer service and our global reach, we have built a premier customer base for our video and network services. Some of the customers with whom we have long-standing relationships include Time Warner Inc., Viacom, News Corporation, The Walt Disney Company and HNS.

Leading North American video franchise

        Over the past 20 years, we have established ourselves as a leading transmission platform for the distribution of video programming to cable systems in North America, reaching all cable head-ends and cable households in the United States. Through a combination of our long-standing relationships with customers, key North American orbital slots and leading "anchor tenant" cable channels, we have been successful in creating "cable neighborhoods". These cable neighborhoods are a powerful tool in attracting and retaining customers and create high barriers to entry for competitors because ground infrastructures are specifically designed to receive information from our satellites, making switching costs significant.

High barriers to entry

        There are a number of regulatory, economic and other barriers to entry in our industry that help to preserve our position as one of the world's leading satellite service providers. One of the most significant barriers to entry is the need to obtain operating rights to an orbital slot, a costly and time-consuming process. Most of the commercially useful GEO slots are either currently in use or already subject to filings for use. Once the use of particular frequencies at an orbital slot has been licensed and coordinated, it is protected against interference from other operations at the same or adjacent slots. Even with access to orbital slots, significant time and expense is necessary to build, launch and insure satellites. We have invested approximately $4.0 billion in our existing satellite fleet and ground infrastructure through September 30, 2004. As of December 31, 2003, our satellite fleet, which we have recently upgraded, had an average estimated remaining useful life of approximately nine years, excluding satellites we classified as being in secondary operating service.

Market leading global network infrastructure

        With 24 owned and operated satellites in orbit as of September 30, 2004 and approximately 977 36 MHz equivalent transponders, we have one of the world's largest commercial GEO satellite networks, capable of reaching over 98% of the world's population. Our global reach and our ability to offer bundled services allow us to provide integrated worldwide distribution and delivery services, reducing our customers' risk of data loss or service interruptions. Through a carefully planned strategy of in- orbit spare satellites, on-board redundancies for critical systems and reserved capacity on our satellites, we believe we are well positioned to protect against service interruptions and to strategically manage our replacement costs. To complement our satellites, we have available to our customers one of the most sophisticated ground infrastructure networks including a technically advanced customer service center, teleports, a satellite operations control center and a fiber based terrestrial network. Our ground infrastructure networks enable terrestrial access to PanAmSat satellites from key locations throughout the world, thereby enhancing the overall reach of our satellites.

Diversified revenues and contracted backlog by satellite

        Our revenue base is diversified by satellite, which reduces our dependence on any one satellite. In 2003, no single satellite accounted for more than 11% of our total revenues and as of September 30, 2004, no single satellite accounted for more than 15% of contracted backlog.

Experienced senior management team

        Our senior management team has operated together successfully since 2001. Our senior management team, which is currently comprised of six individuals and has a combined 70 years of industry experience, is led by Joseph R. Wright who has been PanAmSat's President and Chief Executive Officer since August 2001 and a member of its board of directors since 1997.

Our Business Strategy

        Our goal is to be the world's leading provider of video, broadcasting and network distribution and delivery services through customer-driven, integrated, state-of-the-art satellite and terrestrial networks and to maximize our free cash flow and income growth. To achieve these goals, we plan to increase the use of our existing satellite fleet, improve connectivity to our terrestrial network and continue to provide a 24/7 customer support organization that is capable of serving distributors of video entertainment, operators of business networks, government agencies and other customers around the world. Our strategy includes the following initiatives:

Commitment to maximizing cash flow

        We are focused on prudently managing capital expenditures in order to maximize cash flow available for debt service and dividend payments. We have pioneered the use of smaller satellites, like our Galaxy 12 satellite, as a way to optimize returns on capital spending while maintaining capacity in key orbital locations. We also intend to replace existing capacity only as needed, based upon factors such as our ability to pre-sell capacity prior to launch. We believe this approach is significantly different from the historical investment strategies of our principal competitors.

Continuing to increase the value of our U.S. and international video services

        Continue to capitalize on our cable neighborhoods.    Because of our ability to create cable neighborhoods with channels such as the HBO family of channels, the Fox family of channels, TBS, The Disney Channel, ESPN, MTV and Nickelodeon, we have been able to attract additional programmers to these satellites. These cable neighborhoods have been sustainable over multiple generations of satellites, and we plan to continue to develop and expand our cable neighborhoods in the United States, South America and the Asia-Pacific region. As cable operators build out their plant capacity, we have the opportunity to benefit as more channels, services and other data require satellite distribution to cable head-ends. As the number of channels grows, demand increases for our premium cable neighborhood satellites.

        Become a leader in HDTV distribution.    We believe demand for HDTV will experience significant growth in the coming years, which will result in the need for more satellite bandwidth. According to a 2004 report by the Yankee Group, the number of U.S. households viewing HDTV is forecasted to increase from 8.3 million in 2004 to 57.5 million by year-end 2008. To take advantage of this opportunity, we have implemented a marketing program to make our newest satellite, Galaxy 13/Horizons 1, an HDTV neighborhood and attract the newest and fastest growing cable television segment. We believe that we carry more HDTV channels than any of our competitors.

        Expand DTH services.    We believe that greater demand for satellite capacity will be required from U.S. DTH providers as a result of increased HDTV demand and increased local and ethnic programming. We believe these services will consume bandwidth beyond what is currently available to DTH operators and will cause them to rely more heavily on FSS services.

        Maintain market-leading position in traditional cable services.    Many of the nation's largest cable systems have made significant investments in plant upgrades. We expect this increased plant capacity to be filled primarily with additional linear channels, HDTV programming, interactive programming and other materials that are distributed via satellite to cable head-ends. We believe that the point-to-multipoint requirements of video programmers will continue to make satellites the best, if not only, choice for distribution of this type of content for the foreseeable future. We believe that the market for video distribution will continue to grow as more channels are offered and a greater variety of formats are used. This benefits us as the switchover from standard analog and enhanced digital video programming will take several years or longer. This means that cable systems will likely carry multiple feeds of the same content for a substantial period of time: an analog feed for its basic subscribers, a digital feed of similar programming potentially time-shifted for premium subscribers and an HDTV feed of the same programming for HDTV subscribers. We also believe that video programmers will offer more services or variations of their content requiring distribution (video-on-demand, short-format, interactivity, streaming video, among others). Our strategy is to continue to create application-specific solutions and technology that anticipate and support the unique needs of these customers.

        Integration of satellite with terrestrial networks.    We recognize that our satellite network represents a single component of a larger and more complex distribution network. Historically, in order for a customer to access any satellite, the customer would be required to either construct its own uplink capabilities or continually deliver content to a teleport facility for uplink to the satellite. Our managed fiber network provides our customers with access to our satellites from around the world, thereby integrating our satellite network with our customers' terrestrial networks. This capability, which we have branded PASPortSM, will continue to differentiate us from our competition and provide opportunities for the creation of new applications and revenue streams.

        Additional spectrum available for development.    In addition to our existing orbital slots, through various filings with regulatory agencies in the United States and other nations, we have the right to develop additional satellites and applications in order to expand our network or develop applications for growing markets in the future. At this time, we have not committed any capital to these growth opportunities.

Increasing sales to the U.S. government

        According to the United States General Accounting Office, the U.S. government is the single largest user of commercial satellite bandwidth in the world. Through our G2 segment, we offer a range of satellite and value-added services to support the requirements of the U.S. government. G2's strategy is to sell its services to the government and assist in the migration of government satellite usage onto PanAmSat capacity. We intend to leverage the skills acquired by G2 across our video and data networking customers, which we believe will further distinguish us from our competition.

Increasing VSAT sales

        We believe we are a leading provider of satellite capacity for VSAT applications. These proprietary network services allow our customers and their end users to connect many remote business sites to a large central antenna by satellite for one-way or two-way communications. This is particularly valuable in developing regions where terrestrial alternatives are not available. We expect growth in the use of VSATs to come from businesses that can benefit from widely distributed point-to-multipoint networks that facilitate data exchange and transaction-oriented services (such as credit card point-of-sale approvals). We believe that our strong knowledge of VSAT platforms, coupled with the availability of our international satellite capacity, position us as the preferred provider of VSAT services.

Using advanced Internet Protocol-based applications to meet increasing demand

        We believe that IP-based applications will continue to become more prevalent on a global basis and that the line between video and data will continue to blur as video programmers become more comfortable converting their content to IP format. In addition, we believe that satellite-based access to both the Internet and private networks will become common in most of the developing world, where we have significant satellite capacity available.

        Our SPOTbytes service provides customers with the ability to obtain a clear broadband Internet connection anywhere in the world. Although well-developed markets like the United States and Europe have multiple competing wireline options for broadband connectivity, in lesser-developed markets wireline connection options are unavailable. We believe that satellite-based Internet connectivity will continue to grow in these regions as the platform of choice due to its geographic flexibility, speed to market and lack of need for substantial capital spending versus wireline solutions.

Launching service extensions

        We have made substantial investments in our satellite and terrestrial networks and facilities. We continue to strive to maximize the output of these assets in innovative ways. Examples of asset maximizing activities undertaken recently include:

  •
  Consulting services:    In overseeing the construction and launch of dozens of our satellites, we have gained expertise in the management of satellite construction and launch programs which we market to third parties;

  •
  Shared payloads:    In certain circumstances, we can achieve economies of scale on launch and satellite construction costs by sharing satellite payloads among multiple parties; and

  •
  Ground networks:    Provision of the global communications networks used immediately following the launch of a new satellite, as well as hosting TT&C and production equipment for third-party network operators.

Selectively pursue complementary acquisitions

        Over the last several years, the FSS industry has been reshaped as a result of consolidation, deregulation, privatization and, more recently, through increased private equity ownership of satellite operators. We believe that these trends may present opportunities to selectively pursue complementary acquisitions and joint ventures, which would allow us to expand our scope and scale to meet the needs of our customers. We intend to pursue these opportunities in a disciplined manner consistent with our dividend policy, considering as one criterion the impact of any proposed acquisition on our ability to continue paying dividends on our common stock at anticipated levels.

Our Satellite Network and Ground Infrastructure

        We had invested approximately $4.0 billion in our existing satellite fleet and ground infrastructure through September 30, 2004, and we had approximately $181.3 million of expenditures remaining to be made under existing satellite construction and launch contracts as of September 30, 2004. Our fleet currently consists of 24 satellites in orbit, including four in-orbit spares.

        Our ground facilities also play a critical role in providing quality service to our customers. We operate seven technical facilities, all of which are staffed 24 hours a day, seven days a week. Through our ground facilities, we constantly monitor signal quality, protect bandwidth from piracy or other interference and maintain customer installed equipment. Our teleports operate nearly 100 antennas and are equipped to provide, among other things, analog and digital transmission services, tape play-out and time delay services, monitoring, downlinking of Internet services, connectivity to terrestrial links and network operations services.

        Our 24 in-orbit satellites contain approximately 977 36 MHz equivalent transponders. As of September 30, 2004, we were utilizing approximately 75% of our useable and available transponders, which excludes transponders dedicated to backup for our customers and those unavailable for regulatory or technical reasons.

        Once a satellite is placed at its orbital location, ground stations control it until the end of its in-orbit lifetime. We generally provide TT&C services for our own satellites, as well as for satellites owned by other satellite operators. Third parties provide TT&C services for our satellites currently in orbit that our existing teleport networks cannot reach. At the end of a satellite's useful life, the satellite is de-orbited in accordance with standard industry practice by using the on-board propulsion system to move it to a higher location above its normal orbiting position.

        Set forth below is a table containing certain basic information about our 24 in-orbit satellites. Under Spacecraft Model, "BSS" indicates a Boeing model, "SSL" indicates a Space Systems/Loral model and "ORB" indicates an Orbital Sciences model. The estimated end of useful life shown below is determined using the lower of the satellite's design life and the estimated life of the satellite as determined by an engineering analysis. Under Position, "EL" indicates east longitude and "WL" indicates west longitude.

Satellite	Spacecraft Model	Launch Date	Estimated End of Useful Life(1)	Position	36 MHz Equivalent C-band Transponders	36 MHz Equivalent Ku-band Transponders	Geographic Coverage
North America
Galaxy 1R	BSS 376	02/94	2005	133WL	24.0	—	North America
Galaxy 3C	BSS 702	06/02	2017	95WL	24.0	42.7	North America; Latin America; Caribbean
Galaxy 3R(2)	BSS 601	12/95	2008	111WL	24.0	24.0	North America
Galaxy 4R	BSS 601 HP	04/00	2007	99WL	24.0	24.0	North America
Galaxy 5	BSS 376	03/92	2005	125WL	24.0	—	North America
Galaxy 9(3)	BSS 376	06/96	2008	91WL	24.0	—	North America
Galaxy 10R	BSS 601 HP	01/00	2008	123WL	24.0	24.0	North America
Galaxy 11	BSS 702	12/99	2009	91WL	24.0	36.0	North America; Brazil
Galaxy 12(3)	ORB Star 2	4/03	2018	125WL	24.0	—	North America
Galaxy 13/Horizons1	BSS 601 HP	9/03	2018	127WL	24.0	24.0	North America
SBS 6	BSS 393	10/90	2007	74WL	—	22.7	Continental U.S.
HGS-5(4)	BSS 376	08/84	2008	125WL	—	11.9	Continental U.S.

Subtotal					240.0	209.3

Atlantic Ocean Region
PAS-1R	BSS 702	11/00	2010	45WL	36.0	36.0	Americas; Caribbean
PAS-3R	BSS 601	01/96	2009	43WL	25.1	25.1	Americas; Caribbean
PAS-6B	BSS 601 HP	12/98	2008	43WL	—	32.0	South America; Americas
PAS-9	BSS 601 HP	07/00	2013	58WL	24.0	24.0	Caribbean; Europe

Subtotal					85.1	117.1

Indian Ocean Region
PAS-4(5)	BSS 601	08/95	2010	72EL	25.1	24.6	Asia; Africa; Middle East; Europe
PAS-5	BSS 601 HP	08/97	2012	26EL	24.0	24.0	Middle East; Asia; Africa
PAS-7	SSL FS 1300	09/98	2013	68.5EL	14.0	30.0	Middle East
HGS-3	BSS 601	01/96	2011	38EL	30.0	8.0	South Asia
PAS-l0	BSS 601 HP	05/01	2016	68.5EL	24.0	24.0	Asia; Africa; Middle East; Europe

Subtotal					117.1	110.6

Pacific Ocean Region
PAS-2	BSS 601	07/94	2009	169EL	25.1	25.1	Asia-Pacific
PAS-8	SSL FS 1300	11/98	2014	166EL	24.0	24.0	Asia-Pacific; Pacific Ocean Region
Leasat F5(6)	BSS 381	01/90	2008	100EL	—	—

Subtotal					49.1	49.1

Total Bandwidth					491.3	486.1

(1)
See "Management's Discussion and Analysis of Financial Condition and Results of Operations—Satellite Insurance—Uninsured satellites" for a discussion of our replacement expectations.

(2)
Galaxy 3R is operating in an inclined orbit.

(3)
Galaxy 9 and Galaxy 12 are in-orbit spares for the C-band capacity to serve our U.S. cable customers.

(4)
HGS-5 is operated in an inclined orbit.

(5)
In addition to providing customer services, PAS-4 also provides back-up services.

(6)
Leasat F5 provides services in the X-band and L-band frequencies for military applications. It is operated in an inclined orbit.

Satellite Operations Risk Management

        We manage certain of the business risks inherent in the operation of a satellite fleet by insuring satellite launches, maintaining backup satellites and transponders, and insuring in-orbit satellites.

Satellite insurance

        We have obtained launch insurance for all of our satellite launches. Launch insurance coverage is typically in an amount equal to the fully capitalized cost of the satellite, which includes the construction costs, the portion of the insurance premium related to launch, the cost of the launch services and capitalized interest (but may exclude any unpaid incentive payments to the manufacturer). Launch insurance has historically covered claims arising after a launch for a period of up to three to five years, providing for payment of the full insured amount if, for example, the satellite is lost during launch or the satellite fails to achieve the proper orbital location, or if other failures occur during the in-orbit coverage period. Currently, as a result of market conditions in the satellite insurance industry, insurers are offering commercially reasonable launch policies that extend for no more than one year after launch. The terms of launch policies generally provide for payment of the full insured amount if the satellite fails to maintain orbit, the satellite fails to perform in accordance with certain design specifications or 75% or more of a satellite's communications capacity is lost. See "Risk Factors—Risks Relating to Our Industry".

        Certain satellites in our fleet are covered by in-orbit insurance. In-orbit insurance coverage may initially be for an amount comparable to launch insurance levels and generally decreases over time, based on the declining book value of the satellite. Historically, in-orbit policies have covered a period ranging from one to three years. As with launch insurance, insurers today are offering in-orbit policies that last for no more than one year. The in-orbit policies generally provide for partial payment for losses of less than 75% of the satellite's communications capacity, in each case subject to applicable deductibles and exclusions. We also maintain third-party liability insurance.

Backup satellites and transponders

        For certain of our satellites, we may maintain in-orbit spare satellites, ground-based spare satellites, interim restoration capacity on other satellites, or designated reserve transponders as backups. While these approaches do not provide a cash payment in the event of a loss or anomaly, they do offer certain protections against loss of business due to satellite failure. Because of the relatively high costs of insurance, a reduction in the number of satellites under insurance or a reduction in the amount of insurance coverage on satellites results in savings that can be applied towards the construction and launch of new satellites. New satellites or the satellites they replace may be available as in-orbit spares. The cost of an in-orbit spare that can provide backup support for multiple satellites may be comparable to the lifetime cost of in-orbit insurance for those satellites. We believe that using in-orbit backup satellites rather than having to build replacement satellites from proceeds received under typical insurance policies may help us better serve our customers, plan and control our replacement costs, protect our revenue streams and protect our rights to orbital slots. In addition, availability of in-orbit transponders and satellites as backup may also give us a competitive advantage, as it can take two years or more to replace a satellite with insurance proceeds.

Satellite risk management strategy

        As a result of the relatively high number of satellite and launch vehicle anomalies in the last few years, the cost of satellite insurance has increased, while the level of available coverage has decreased. In addition to higher premiums, there is a trend toward higher deductibles, shorter coverage periods and additional satellite health-related policy exclusions. Accordingly, as our existing satellite insurance policies expire, and in response to changes in the satellite insurance market, we will continue to consider, evaluate and implement the use of backup satellites and transponders and the purchase of in-orbit insurance with lower coverage amounts, more exclusions and greater deductibles so that we can better protect our business and control our costs.

Sales and Marketing

        For the majority of our services, including our video services, our sales and marketing efforts focus on developing long-term relationships with our customers. We assign an account representative to each customer who is responsible for understanding the customer's business and structure, as well as the markets that it may serve. We present comprehensive sales solutions to our customers that include multiple and diverse service offerings to address each customer's unique market and technical needs. As part of our selling efforts, we have a dedicated sales application engineering team that provides both pre-sale and post-sale technical advice and consultation to our customers to help them better utilize their contracted satellite capacity, integrate into our network and develop an efficient ground infrastructure.

        Most of our sales are conducted through direct sales channels to a limited group of customers. Some of our customers resell our capacity for private business networks and broadcast services.

The Fixed Satellite Services Industry

        Over the last several years, the FSS industry has been reshaped as a result of consolidation, privatization and deregulation. Many of these changes have important implications for FSS operators seeking to grow their core businesses.

        Until the mid-1990s, the FSS industry was fragmented, with many national and regional providers. In 1997, our merger with the Galaxy Satellite Services, or Galaxy, division of Hughes Communications, Inc., or HCI, represented one of the first significant consolidations in the industry. That merger brought together Galaxy, which pioneered the cable neighborhood strategy, and PanAmSat International, the first privately held international satellite operator. Since then, there has been a continued trend towards consolidation in the FSS industry, driven by customers' demand for more robust distribution platforms with network redundancies and worldwide reach and by FSS operators' desire to secure and improve their market access in key regions. In addition, there has been a recent trend of increased private equity ownership in the satellite industry.

        Privatization took a significant step forward in 1998 when the intergovernmental organization Intelsat spun-off part of its business with the formation of New Skies Satellites N.V.. In July 2001, Intelsat and Eutelsat both privatized and Intelsat is now expected to be acquired by a group of private equity firms. Both Intelsat and Eutelsat are large satellite operators with extensive satellite fleets and a wide range of services. The privatization of these companies enables them to become more commercially focused. For example, in the past two years, Eutelsat has expanded its operations into other territories by acquiring a 27% stake in the Spanish regional FSS operator, Hispasat, and acquiring the French regional FSS operator, Stellat. In 2004, Intelsat acquired Loral Space and Communications Ltd.'s North American fleet.

        In recent years, many of the regulatory agencies governing satellite transmissions into their countries have liberalized regulations, creating new markets for commercial FSS operators. An example of how we benefit from local market deregulation occurred in July 2001, when we were granted approval to provide a full range of satellite services from our PAS-1R satellite in Brazil, a market that previously had been closed to foreign competition. Our Brazilian market opportunities were further expanded in 2003, when we obtained an authorization from the Brazilian government to provide Ku-band services with our PAS-9 satellite. Similarly, Mexico had been closed to foreign competition, but through our February 2001 joint venture with a Grupo Pegaso affiliate, we have gained access to the Mexican market through PanAmSat de México, which allows us to sell services for video, data and Internet applications in the Mexican telecommunications market. Other Latin American countries have also begun to deregulate their markets, increasing competition for the national satellite incumbents. Deregulation is also occurring in India, where the local telecommunications infrastructure is inadequate to support the expansion plans of television networks and communications providers. We were granted approval by the government of India to sell certain satellite services, and we opened an office there in

December 2001. Recently, the Pakistani authorities have begun to permit the provision of international satellite services by foreign providers. Previously, only licensed domestic services providers were permitted to provide such services in Pakistan.

        While the FSS industry has historically serviced video, telephony and private network data traffic, the growth of the Internet has created a greater need for satellite bandwidth. Satellites are increasingly used in numerous Internet-related applications, owing primarily to key inherent characteristics, including their ability to:

  •
  establish high speed connections of 45 Mbps or higher between two points or among multiple points within their broad footprints;

  •
  multicast streaming media from a single source to multiple sites; and

  •
  provide an alternative "bypass" network that does not rely on the limitations of the terrestrial Internet infrastructure.

        Some of the new applications that FSS operators have been providing include:

  •
  connecting international ISPs to the U.S. Internet backbone;

  •
  providing a platform for Internet content providers to distribute their data to ISPs for local storage or caching; and

  •
  providing a platform for streaming media content providers to deliver their streams real-time to broadband ISPs or directly to end users.

        As an FSS industry leader, we are well positioned to benefit from the recent changes in the FSS industry due to our size, scale, reach and diversity of services. We are able to address these changes and continue to serve our existing customers, while looking to gain new customers in new markets and applications.

        See "Risk Factors—Risks Relating to our Industry—The fixed satellite services industry is heavily regulated, both in the United States and elsewhere, and such regulation could impede us from executing our business plan."

Competition

Fixed satellite services

        Our principal global competitors in the FSS industry are:

  •
  Intelsat, a former intergovernmental agency privatized in 2001 that primarily provides telecommunications service to common carriers and other service providers, as well as the U.S. government and military. Intelsat reports a fleet of 33 owned GEO satellites. It is expected that Intelsat will be acquired by a group of private equity firms.

  •
  SES Global, the entity formed by the November 2001 acquisition of GE American Communications, Inc. by SES Astra, which has a strong presence in European DTH services and U.S. video distribution services. SES Global reports a GEO fleet of 24 wholly owned satellites and 14 additional satellites through joint ventures and partnerships.

  •
  New Skies Satellites N.V., a 1998 spin-off from Intelsat, which is owned by a private equity firm and has a fleet of five GEO satellites.

        We also compete with numerous companies and governments that operate domestic or regional satellite systems in the United States, Latin America, Europe, the Middle East, Africa and Asia. Competition from these satellite operators is usually limited to service within one country or region, depending on the operator's satellite coverage and market activities. These regional operators compete with us primarily on price because many are subsidized by local governments. In addition, some countries limit our access to their markets in order to protect their national satellite systems. As regulations in various foreign markets are liberalized, we believe that we will be better able to compete in those markets.

        Our principal regional competitors in the fixed satellite services industry are:

  •
  Asia Satellite Telecommunications Company Limited, also known as AsiaSat. AsiaSat provides network services and video distribution in the Asia-Pacific region. AsiaSat reports a fleet of three GEO satellites.

  •
  Satmex S.A. de C.V., which provides video distribution and network services in the Latin America region. Satmex reports a fleet of two GEO satellites.

  •
  Loral Space & Communications Ltd., which operates a fleet of five GEO satellites through joint marketing arrangements and provides services primarily to broadcasters.

  •
  Eutelsat, a former intergovernmental agency privatized in 2001 that primarily provides video and radio distribution services to the European market and into parts of the Middle East, Africa, South Asia and North and South America. Eutelsat operates a fleet of 20 GEO satellites.

        In addition to the above, we have many competitors for our government services, including Electronic Data Systems, Marshall Communications and AT&T Government Group. We compete with these and other satellite service providers primarily on coverage, services, access, reliability and price.

Fiber optics

        Our satellite services also compete with certain of the services and products offered by providers of terrestrial fiber optic cables. Although we compete with land-based service providers for the transmission of video, voice and data, we believe that satellites have certain distinct advantages over fiber optic cables in both developed and underdeveloped areas of the world. In developed areas, FSS providers like us enjoy a significant competitive advantage over fiber optic cables because satellites provide point-to-multipoint broadcasting services and the ability to bypass shared and congested terrestrial links, thereby enhancing network performance. In underdeveloped areas, the population density is often not substantial enough to warrant the investment required to build fiber optic networks. For example, for a cable company to cost-effectively offer cable television services and Internet services in an underdeveloped region, it requires a critical mass of serviceable homes to connect to the local cable head-end. Satellite service providers are not similarly constrained in underdeveloped regions.

        Competition is intensifying among the major FSS providers due to a variety of factors, including competition from terrestrial based fiber optic cable systems, oversupply of capacity in a number of markets and increased privatization. We have experienced pricing pressure in certain international markets due to overcapacity and the ability to charge market-based prices by privatized satellite operators. For instance, Intelsat and Eutelsat now have the freedom to charge market-based prices, as opposed to the uniform prices they previously charged as intergovernmental agencies. In addition, the combined SES Global is now capable of providing services in many of the markets we serve. These and other factors are intensifying competition in our industry.

Government Regulation

        As an operator of a privately owned global satellite system, we are subject to:

  •
  the regulatory authority of the U.S. government;

  •
  the regulatory authority of certain other countries in which we operate; and

  •
  the frequency coordination process and other applicable regulations of the ITU.

U.S. regulation

        The FCC regulates the ownership and operation of our current satellite system. We are subject to the FCC's jurisdiction primarily for:

  •
  the licensing of our current fleet of satellites and our U.S.-based earth stations;

  •
  avoidance of interference with radio stations; and

  •
  compliance with FCC rules governing U.S.-licensed satellite systems.

        Violations of the FCC's rules can result in various sanctions including fines, loss of authorizations, or the denial of applications for new authorizations or to renew existing authorizations. We are not regulated as a common carrier and, therefore, are not subject to rate regulation or the obligation not to discriminate among customers, and we operate with minimal governmental scrutiny of our business decisions. We must pay FCC filing fees in connection with our space station and earth station applications; annual regulatory fees that are intended to defray the FCC's regulatory expenses; and, to the extent we are deemed to be providing interstate or international telecommunications, universal service contributions.

        FCC authorization to launch and operate GEO satellites.    The FCC authorizes satellite operators who meet its legal and technical qualification requirements to launch and operate satellites. In the case of GEO satellites, the FCC processes satellite applications on a first come, first served basis, and replacement satellite applications are eligible for streamlined processing if they are unopposed and propose technical characteristics consistent with those of the satellite that is being replaced.

        When the FCC grants a GEO satellite application, other than a replacement satellite application, it requires the filer to post a bond and to comply with milestones specifying deadlines for entering into a satellite construction contract, completing critical design review, beginning construction of the satellite, and launching and commencing operation of the satellite. The amount of the bond for GEO satellites is $3 million. Upon completion of each milestone, the required amount of the bond is reduced proportionately. A satellite licensee not satisfying a milestone must forfeit the remaining amount on its bond absent circumstances warranting a milestone extension under the FCC's rules and policies.

        Under the FCC's rules, a satellite operator may have no more than five GEO satellite applications and authorized but unlaunched GEO satellites in a frequency band at any given time. For purposes of this limit, the FCC counts both the satellite operator's own applications and unlaunched satellites and the applications and unlaunched satellites of other entities having overlapping ownership interests with the satellite operator above a specified "attribution" threshold. Licensees missing three milestones in any three year period, or engaging in a pattern of obtaining satellite licenses and surrendering them before a milestone deadline, are subject to a substantial reduction in the number of satellite applications and authorized but unbuilt satellites that they are permitted to have.

        Satellite licenses are currently issued for an initial fifteen-year term and the FCC gives licensees a "replacement expectancy" with respect to the replacement of their satellites. Most of our satellites were licensed for ten-year terms before the FCC changed to a fifteen-year policy, but the license terms for those satellites have been extended automatically to fifteen years.

        In June 2004, the FCC adopted rules for the first time requiring that, absent a waiver or exemption, GEO satellites be placed in a disposal orbit at end of life that is at a specified altitude above the GEO arc. The new rules do not apply, however, to in-orbit GEO satellites that were launched prior to March 18, 2002.

        We have final or temporary FCC authorization for all of our operating satellites in the C-band, the Ku-band or both bands. One of these final authorizations does not cover certain design changes that are the subject of a pending modification application. We have special temporary authority to operate the satellite as modified on an interim basis.

        From time to time, we file applications for additional or replacement satellites in the C-band and/or the Ku-band. We also occasionally seek and sometimes receive temporary grants of authority to relocate satellites.

        In January 2003, we returned to the FCC for cancellation of all but one of our U.S. authorizations to launch and operate Ka-band satellites. The remaining authorization was later transferred to another subsidiary of The DIRECTV Group.

        Coordination requirements.    The FCC requires applicants to demonstrate that their proposed satellites would be compatible with the operations of adjacent U.S.-licensed satellites. The FCC expects adjacent satellite operators to coordinate with one another to minimize frequency conflicts, and it does not become involved unless the operators are unable to resolve their conflicts.

        Other U.S. government regulation.    We must comply with U.S. export control laws and regulations, specifically the Arms Export Control Act, the International Traffic in Arms Regulations, the Export Administration Regulations and the trade sanctions laws and regulations administered by the U.S. Department of the Treasury's Office of Foreign Assets Control, or OFAC, in the operation of our business. The export of satellites, satellite hardware, defense services and technical information relating to satellites to non-U.S. satellite manufacturing firms, launch services providers, insurers, customers, employees and other non-U.S. persons is regulated by the U.S. Department of State's Directorate of Defense Trade Controls under the International Traffic in Arms Regulations. Certain of our contracts for the manufacture, launch, operation and insurance of our satellites involve the export to non-U.S. persons of technical data or hardware regulated by the International Traffic in Arms Regulations. We have obtained all of the specific Directorate of Defense Trade Controls authorizations currently needed in order to fulfill our obligations under contracts with non-U.S. entities, and we believe that the terms of these licenses are sufficient given the scope and duration of the contracts to which they pertain.

        The U.S. Department of Commerce's Bureau of Industry and Security also regulates some of our activities under the Export Administration Regulations. The Bureau regulates our export of equipment to earth stations in our ground network located outside of the United States. It is our practice to obtain all licenses necessary for the furnishing of original or spare equipment for the operation of our TT&C earth station facilities in a timely manner in order to facilitate the shipment of this equipment when needed.

        We cannot provide services to certain countries subject to U.S. trade sanctions unless we first obtain the necessary authorizations from the U.S. Department of the Treasury's Office of Foreign Assets Control. Where required, OFAC has granted us the authorizations needed to provide satellite capacity and related administrative services to U.S.-sanctioned countries.

Regulation by foreign national telecommunications authorities

        U.S.-licensed satellites.    Even though the United States is the licensing jurisdiction for all of our operating satellites, we are nevertheless subject to regulation in many foreign countries in which we operate. Foreign laws and regulatory practices governing the provision of satellite services to licensed entities and directly to end users vary substantially. Among other things, we may be subject to national communications or broadcasting laws with respect to our provision of international satellite service. While these vary from country to country, national telecommunications authorities, with limited exceptions, typically have not required satellite operators to obtain licenses or regulatory authorizations in order to provide space segment capacity to licensed entities. "Space segment capacity" consists solely of capacity on a given satellite without any uplink, downlink or other value-added services.

        Many countries, particularly in Latin America, and increasingly in Europe, Africa and Asia, have liberalized their regulations to permit multiple entities to seek licenses to:

  •
  provide voice, data or video services for their own use or for third-party use;

  •
  own and operate private earth station equipment; and

  •
  choose a provider of satellite capacity.

        This trend should accelerate with the commitments by many World Trade Organization members, in the context of the WTO Agreement on Basic Telecommunications Services, to open their satellite markets to competition.

        Most countries permit satellite operators to provide space segment capacity without any prior licensing or authorization. In others, however, a license is required to provide space segment capacity or authorization is required for specific satellites. We have obtained such licenses in Argentina, Bolivia, Brazil, Colombia, Ecuador, Guatemala, Honduras, Nicaragua, Paraguay and Uruguay. Additionally, we have sought service-type licenses in order to provide certain space segment capacity directly to end users. We have obtained such licenses in Australia and Japan. In addition, PanAmSat de Mexico has been awarded a concession in Mexico that permits the resale of our space segment capacity in Mexico.

        Non-U.S. licensed satellites.    We and JSAT International Inc. are the sole members of Horizons Satellite LLC, and in 2002 the Japanese telecommunications ministry authorized Horizons to operate the Ku-band payload on the Galaxy 13/Horizons 1 satellite. In late 2003, the FCC added this Ku-band payload to its "Permitted Space Station List", enabling Horizons to use the payload to provide non-DTH services in the United States, and in May 2004 the FCC expanded this authority to include one-way DTH services. We are the exclusive owner of the C-band payload on Galaxy 13/Horizons 1, which the FCC has licensed us to operate. We also have Australian-issued licenses for a future C/Ku-band hybrid satellite in the Pacific Ocean region and nine future Ka-band satellites in various regions including the U.S. Galaxy 3R, which was originally an FCC-licensed satellite, is operating temporarily pursuant to Canadian authority at a Canadian orbital location.

        The ITU frequency coordination process.    Use of our orbital slots is subject to the frequency coordination and registration process of the ITU. In order to protect satellite systems from harmful radio frequency interference from other satellite systems, the ITU maintains a Master International Frequency Register of radio frequency assignments and their associated orbital locations. Each ITU notifying administration is required by treaty to give notice of, coordinate and register its proposed use of radio frequency assignments and associated orbital locations with the ITU's Radiocommunication Bureau.

        When the coordination process is completed, the ITU formally notifies all proposed users of the frequencies and orbital location in order to protect the registered user of the orbital slot from subsequent or nonconforming interfering uses by other nations. The ITU's Radio Regulations do not contain mandatory dispute resolution or enforcement mechanisms. The Radio Regulations' arbitration procedure is voluntary and neither the ITU specifically, nor international law generally, provides clear remedies if this voluntary process fails. Only nations have full standing as ITU members. Therefore, we must rely on governments to represent our interests before the ITU, including obtaining new rights to use orbital locations and resolving disputes relating to the ITU's rules and procedures.

        See "Risk Factors—Risks Relating to Our Industry—The fixed satellite services industry is heavily regulated, both in the United States and elsewhere, and such regulation could impede us from executing our business plan".

History

        PanAmSat is the product of the May 1997 merger of PanAmSat International and the Galaxy business of HCI, a subsidiary of The DIRECTV Group, into a new publicly held company, which retained the PanAmSat name. Prior to the Recapitalization, The DIRECTV Group beneficially owned approximately 80.4% of PanAmSat's outstanding common stock. The DIRECTV Group was owned by Fox Entertainment, an 82% owned subsidiary of News Corporation. All of PanAmSat's outstanding common stock is now owned by the Issuer. KKR owns approximately 44% of the Issuer's outstanding common stock, entities affiliated with Carlyle and Providence each own approximately 27% of the Issuer's outstanding common stock and the remainder of the Issuer's outstanding common stock is held by certain members of management and of our board of directors.

Employees

        As of September 30, 2004, we had approximately 642 full and part-time employees. We believe that our employee relations are good.

Environmental Matters

        Our operations are subject to various laws and regulations relating to the protection of the environment, including those governing the management, storage and disposal of hazardous materials and the cleanup of contamination. As an owner or operator of property and in connection with current and historical operations at some of our sites, we could incur significant costs, including cleanup costs, fines, sanctions and third-party claims, as a result of violations of or liabilities under environmental laws and regulations. For instance, some of our operations require continuous power supply, and, as a result, current and past operations at our teleport and other technical facilities include fuel storage and batteries for back-up generators. We believe, however, that our operations are in substantial compliance with environmental laws and regulations.

Properties

        Our principal executive offices are located in Wilton, Connecticut, pursuant to which we commenced a ten-year lease in July 2001. We have seven technical facilities in the U.S., which provide transmission, monitoring and control services for operating our fleet and teleport and other services for our customers. We currently operate five teleports, a satellite operations control center and a customer service center in conjunction with our global satellite network. We operate our primary teleport in Ellenwood, Georgia and operate regional teleports in Castle Rock, Colorado; Fillmore, California; Napa, California; and Silver Spring, Maryland. We own our teleports in Ellenwood, Napa, and Fillmore. We own our customer service center in Ellenwood and our satellite operations control center in Long Beach, California. We lease our teleports in Castle Rock and Silver Spring. As part of an updating and restructuring of our terrestrial infrastructure, we closed our Homestead, Florida teleport during 2003 and closed our Spring Creek, New York teleport in June 2004. We sold our Spring Creek, New York facility in October 2004 and plan to sell our Homestead, Florida facility.

        We also lease office space in New York, New York; Ellenwood, Georgia; Washington, D.C.; Coral Gables, Florida; Chantilly, Arlington and Alexandria, Virginia; Sydney, Australia; Johannesburg, South Africa; London, England; Tokyo, Japan; Hong Kong; Sao Paulo and Rio de Janeiro, Brazil; Mexico City, Mexico; Beijing, China; and Mumbai, India. Our leases have been entered into upon terms that we believe to be reasonable and customary.

Legal Proceedings

        We have outstanding tax claims related to withholding taxes assessed on revenues derived from broadcasters inside and outside of India who broadcast from or into India. The Indian government has assessed approximately $7.3 million (reduced from an initial assessment of $15.2 million) against one of our subsidiaries for the Indian tax year ended March 31, 1997. This assessment is being appealed to the Income Tax Appeals Tribunal. For Indian tax years ended March 31, 1996, 1998, 1999, 2000 and 2001, the Indian government has assessed approximately $46 million in the aggregate against us, including interest. This assessment has been appealed to the Commissioner of Income Tax (Appeals). We are contesting the imposition of such taxes. While this contest proceeds, we have been required to advance cash and provide a bank guarantee for a total of $36 million. To date, we have paid cash of approximately $1 million related to these assessment years. If unsuccessful in our contest, we could be subject to comparable claims for subsequent years. The DIRECTV Group has agreed to indemnify us against certain withholding tax liabilities including foreign withholding tax obligations. See "Certain Relationships and Related Party Transactions".

        We periodically become involved in various claims and lawsuits that are incidental to our business. Other than the matter described above, we believe that no matters currently pending would, in the event of an adverse outcome, be material.

MANAGEMENT

Directors and Executive Officers

        Our executive officers and directors and their ages as of September 30, 2004, are as follows:

Name	Age	Position
Joseph R. Wright, Jr.	66	President, Chief Executive Officer and Director
James B. Frownfelter	41	Executive Vice President and Chief Operating Officer
Michael Antonovich	46	Executive Vice President, Global Sales and Marketing
James W. Cuminale	5l	Executive Vice President Corporate Development, General Counsel and Secretary
Thomas E. Eaton, Jr.	49	Executive Vice President and President, G2 Satellite Solutions
Michael J. Inglese	43	Executive Vice President and Chief Financial Officer
Joseph Y. Bae	32	Director
Michael J. Connelly	52	Director
Michael J. Dominguez	35	Director
George M.C. Fisher	63	Director
R.C. Johnstone, Jr.	57	Director
Alexander Navab	38	Director
Bruce E. Rosenblum	51	Director
Paul J. Salem	41	Director

        Joseph R. Wright, Jr. has been President and Chief Executive Officer of PanAmSat since August 2001 and is presently a director of PanAmSat and the Issuer. Prior to joining PanAmSat as Chief Executive Officer, Mr. Wright was Chairman of GRC International, which provides advanced IT, Internet and software technologies to government and commercial customers. From 1989 to 1994, Mr. Wright was Executive Vice President, Vice Chairman and Director of W.R. Grace, Company. In the 1980s, Mr. Wright served President Reagan in the U.S. government as Deputy Director and Director of the Federal Office of Management and Budget and as a member of the Cabinet and as Deputy Secretary of the Department of Commerce. Prior to his time in Washington D.C., Mr. Wright was President of two Citibank credit card subsidiaries and was a Partner of Booz Allen and Hamilton. Mr. Wright currently serves on the board of directors/advisors of AT&T Government Solutions, Titan Corporation, Scientific Games Corporation and Terremark Worldwide. He is a member of the FCC's Network Reliability and Interoperability Counsel and Media Security and Reliability Counsel, and is on the National Security Telecommunications Advisory Committee. He is a member of the Council on Foreign Relations and the New York Economic Club. He has been a director since 1997.

        James B. Frownfelter has been Executive Vice President and Chief Operating Officer of PanAmSat since January 2003. Mr. Frownfelter previously served as Executive Vice President and Chief Technology Officer of PanAmSat and Vice President and Senior Vice President of Space Systems. Prior to joining PanAmSat in 1998, Mr. Frownfelter was a senior manager at Philip A. Rubin & Associates, which provided consulting services to us. From 1991 to 1996, Mr. Frownfelter was the Director of Marketing at Fokker Aircraft U.S.A., Inc. Prior to that time, Mr. Frownfelter was an engineer for Hughes Aircraft Company.

        Michael Antonovich has been Executive Vice President, Global Sales and Marketing of PanAmSat since July 2004. Since joining PanAmSat in 1989, Mr. Antonovich has served in a wide range of sales leadership positions, including Senior Vice President of sales in the North American and Asia-Pacific regions. He most recently served as Senior Vice President, Global Sales. Previously, Mr. Antonovich

worked in a variety of broadcast and satellite engineering and operations positions at Group W Satellite Communications and the ESPN sports network.

        James W. Cuminale has been Executive Vice President Corporate Development, General Counsel and Secretary of PanAmSat since April 1999. From May 1997 to April 1999, Mr. Cuminale was Senior Vice President, General Counsel and Secretary of PanAmSat. From January 1996 to May 1997, Mr. Cuminale was Senior Vice President and General Counsel of PanAmSat International, and from March 1995 to December 1995, he was General Counsel of PanAmSat International. From 1983 to 1995, Mr. Cuminale was a partner in the law firm of Ivey, Barnum & O'Mara.

        Thomas E. Eaton, Jr. has been Executive Vice President and President, G2 Satellite Solutions since August 2003. Mr. Eaton previously served as Executive Vice President, Global Sales and Marketing of PanAmSat since October 2001, initially joining PanAmSat as Executive Vice President, Global Sales in November 2000. From 1996 to 2000, Mr. Eaton was the Senior Vice President of INTELSAT's Global Sales and Customer Support, heading the sales and support of all of INTELSAT's services worldwide. From 1992 to 1996, Mr. Eaton was the Vice President, Sales and Marketing for Integrated Network Services, Inc., a start-up company he helped form. Mr. Eaton was Director of Marketing for Sprint Communication Corp.'s video services division from 1989 to 1992 and held various management positions with Nortel Networks from 1984 to 1989.

        Michael J. Inglese has been Executive Vice President and Chief Financial Officer of PanAmSat since January 2002. From June 2000 to January 2002, Mr. Inglese served as Senior Vice President of Finance and Chief Financial Officer of PanAmSat and from May 1998 to June 2000 he served as Vice President of Finance. Prior to joining us in May 1998, Mr. Inglese was Chief Financial Officer for DIRECTV Japan, Inc., where he was responsible for the financial management and control of the broadcasting and customer service center operations. Prior to 1997, Mr. Inglese was a senior manager of corporate development at Hughes Electronics.

        Joseph Y. Bae is a Director at KKR. Prior to joining KKR in 1996, Mr. Bae was with Goldman Sachs & Co. in its Principal Investment Area where he was involved in a wide range of merchant banking transactions. Mr. Bae is also a director of Primedia Inc. and Jostens Holding Corp.

        Michael J. Connelly is a managing director of Carlyle, focused on U.S. buyout transactions in the telecommunications and media sectors. Prior to joining Carlyle, Mr. Connelly was a managing director at Credit Suisse First Boston and, since 1992, a managing director at Donaldson, Lufkin & Jenrette in the media and telecommunications group. Before DLJ, he was in the mergers and acquisitions group at The First Boston Corporation. Mr. Connelly is also a director of Loews Cineplex Entertainment Corporation.

        Michael J. Dominguez is a Principal of Providence. He has been involved in many of Providence's investment activities in magazine and book publishers, cable television, newspaper publishers, local exchange carriers and other areas. Prior to joining Providence, Mr. Dominguez worked for Salomon Smith Barney in corporate finance, where he focused on the communications industry.

        George M. C. Fisher is a senior advisor to KKR. He served as Chairman of the Board of Eastman Kodak Company from December 1993 to December 2000 and was CEO from December 1993 to January 2000. Before joining Kodak, Mr. Fisher was Chairman of the Board and Chief Executive Officer of Motorola, Inc. He is currently a director of Eli Lilly and Company and General Motors Corporation and a past member of the boards of AT&T, American Express Company, Comcast Corporation, Delta Air Lines, Inc., Hughes Electronics Corporation, Minnesota Mining & Manufacturing, Brown University and The National Urban League, Inc. He is a member of The Business Council as well as an elected fellow of the American Academy of Arts & Sciences and of the International Academy of Astronautics. Mr. Fisher was also an appointed member of the President's Advisory Council for Trade Policy and Negotiations from 1993 through 2002.

        R.C. Johnstone, Jr. is a senior advisor to KKR. Prior to his retirement in 1998, Mr. Johnstone was a director of Bechtel Group Inc. and was President of several Bechtel companies including space and defense, nuclear fuel cycle, environmental, telecommunications, industrial and domestic infra-structure. Mr. Johnstone is currently a private investor and a member of the board of directors of NuVox, Inc. and Accel-KKR and an advisory director of Divco West Properties.

        Alexander Navab is a Member of KKR. He joined KKR in 1993 and oversees KKR's North American efforts in media and telecommunications. Prior to joining KKR, Mr. Navab was with James D. Wolfensohn Incorporated, where he was involved in merger and acquisition transactions as well as corporate finance advisory assignments. From 1987 to 1989, he was with Goldman, Sachs & Co. in the Investment Banking division. Mr. Navab is also a director of Jostens Holding Corp.

        Bruce E. Rosenblum is a managing director of Carlyle, focused on U.S. buyout transactions in the telecommunications and media industries. Prior to joining Carlyle, Mr. Rosenblum was a partner and executive committee member at the law firm of Latham & Watkins LLP, where he practiced for 18 years, specializing in mergers and acquisitions and corporate finance. Mr. Rosenblum is on the board of directors of Dex Media, Inc., The Relizon Company and Rexnord Corporation.

        Paul J. Salem is a Senior Managing Director and a founder of Providence. Prior to founding Providence in 1991, Mr. Salem worked for Morgan Stanley & Co. in corporate finance and mergers and acquisitions. Prior to that time, Mr. Salem spent four years with Prudential Investment Corporation, an affiliate of Prudential Insurance, where his responsibilities included leveraged buyout transactions and establishing Prudential's European Investment office.

Board of Directors

  Composition of the Board of Directors

        Our board of directors currently consists of nine directors. We are currently in the process of selecting independent directors, and we expect to add one new independent member to our board of directors shortly prior to the consummation of this offering, a second independent member within 90 days thereafter and a third independent member within one year of the offering. After giving effect to these additions, we expect our board of directors to consist of    members.

        We intend to avail ourselves of the "controlled company" exception under the corporate governance rules of the New York Stock Exchange and the NASDAQ National Market. Accordingly, we will not have a majority of independent directors on our board of directors nor will we have compensation and nominating committees composed entirely of independent directors.

  Committees of the Board of Directors

        Audit Committee.    Our audit committee currently consists of R.C. Johnstone, Jr., Joseph Y. Bae, Michael J. Dominguez and Bruce E. Rosenblum. We plan to nominate a new independent member to our audit committee prior to the consummation of this offering, a second new independent member within 90 days thereafter and a third new independent member within 1 year thereafter to replace existing members so that all of our audit committee members will be independent as such term is defined in Rule 10A-3(b)(i) under the Exchange Act and under the NYSE Rule 303(A).

        In addition, one of them will be determined to be an "audit committee financial expert" as such term is defined in Item 401(h) of Regulation S-K.

        Our audit committee will be responsible for (1) selecting the independent auditors, (2) approving the overall scope of the audit, (3) assisting the board in monitoring the integrity of our financial statements, the independent accountant's qualifications and independence, the performance of the independent accountants and our internal audit function and our compliance with legal and regulatory requirements, (4) annually reviewing an independent auditors' report describing the auditing firms' internal quality-control procedures, any material issues raised by the most recent internal quality-control review, or peer review, of the auditing firm, (5) discussing the annual audited financial and quarterly statements with management and the independent auditor, (6) discussing earnings press release, as well as financial information and earnings guidance provided to analysts and rating agencies, (7) discussing policies with respect to risk assessment and risk management, (8) meeting separately, periodically, with management, internal auditors and the independent auditor, (9) reviewing with the independent auditor any audit problems or difficulties and managements' response, (10) setting clear hiring policies for employees or former employees of the independent auditors, (11) handling such other matters that are specifically delegated to the audit committee by the board of directors from time to time and (12) reporting regularly to the full board of directors.

        Our board of directors will adopt a written charter for the audit committee which will be available on our website.

        Compensation Committee.    Our current compensation committee consists of Alexander Navab, Joseph Y. Bae, Michael J. Connelly and Michael J. Dominguez. Our compensation committee is responsible for (1) reviewing key employee compensation policies, plans and programs, (2) reviewing and approving the compensation of our executive officers, (3) reviewing and approving employment contracts and other similar arrangements between us and our executive officers, (4) reviewing and consulting with the chief executive officer on the selection of officers and evaluation of executive performance and other related matters, (5) administration of stock plans and other incentive compensation plans and (6) such other matters that are specifically delegated to the compensation committee by the board of directors from time to time.

        Executive Committee.    Our current executive committee consists of George M.C. Fisher, Alexander Navab, Bruce E. Rosenblum, Paul J. Salem and Joseph R. Wright, Jr. Our executive committee has authority to handle any matters that the board of directors delegates to the committee from time to time.

        Compensation Committee Interlocks and Insider Participation.    The compensation levels of our executive officers are currently determined by our board of directors. None of our executive officers has served as a director or member of the compensation committee, or other committee serving an equivalent function, of any entity of which an executive officer is expected to serve as a member of our compensation committee.

Executive Compensation

        It is expected that the executive officers of the Issuer will be compensated by PanAmSat in connection with their services to PanAmSat and no additional compensation will be paid to such executive officers by PanAmSat or the Issuer in connection with services rendered for the Issuer. The following table provides certain summary information concerning compensation earned by our Chief

Executive Officer and other executive officers (the "Named Executive Officers") for services rendered in such capacities to PanAmSat during each of the last three fiscal years:

		Annual Compensation					Long-Term Compensation
							Awards			Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)(1)	Other Annual Compensation ($)		Restricted Stock Awards ($)(2)		Securities Underlying Options/SARs (#)(3)	LTIP Payout ($)	All Other Compensation ($)
Joseph R. Wright, Jr. President and Chief Executive Officer	2003 2002 2001	645,000 625,000 204,327	(4)	762,000 770,000 900,000	85,150 78,827 —	(5)	346,000 — —	(6)	— 436,891 1,747,563	— — —	806,532 55,000 21,433	(7)
James B. Frownfelter Executive Vice President and Chief Operating Officer	2003 2002 2001	425,000 415,000 276,923	(4)	391,000 332,000 257,000	725,907 200,075 —	(8)	294,100 — —	(6)	— 262,134 262,134	— — —	30,764 24,332 23,232	(9)
James W. Cuminale Executive Vice President Corporate Development, General Counsel and Secretary	2003 2002 2001	338,000 338,000 325,000		220,000 270,000 157,000	17,202 252,085 225,000	(10)	224,900 — —	(6)	— 262,134 349,513	— — —	24,421 19,780 40,426	(11)
Thomas E. Eaton, Jr. Executive Vice President and President, G2 Satellite Solutions	2003 2002 2001	312,000 312,000 300,000		180,000 249,000 157,000	36,909 241,506 —	(12)	224,900 — —	(6)	— 262,134 —	— — —	22,440 6,800 28,933	(13)
Michael J. Inglese Executive Vice President and Chief Financial Officer	2003 2002 2001	312,000 290,000 250,000		244,000 232,000 118,000	40,933 159,030 —	(14)	224,900 — —	(6)	— 262,134 131,067	— — —	22,044 16,258 22,532	(15)

(1)
Bonuses for 2003 were paid in February 2004.

(2)
As of December 31, 2003, the number and value of the restricted stock holdings by the Named Executive Officers are 374,415 shares and $1,847,692, respectively, based on a closing price of PanAmSat's common stock on that date of $4.93 per share.

(3)
In connection with the Recapitalization, on August 20, 2004 PanAmSat's board of directors approved a 4.37 for 1.00 stock split of PanAmSat's common stock.

(4)
On July 1, 2003, Mr. Wright's salary was increased from $625,000 to $665,000 and Mr. Frownfelter's salary was increased from $415,000 to $435,000.

(5)
This amount includes a transportation allowance of $26,930, $45,351 for financial planning services and $10,854 for medical benefits, which amounts include payments for income tax obligations with respect to such benefits.

(6)
Restricted stock awards on April 30, 2003 to Messrs. Wright, Frownfelter, Cuminale, Eaton and Inglese of 87,378, 74,271, 56,796, 56,796 and 56,796 shares, respectively. The amounts shown are based upon a closing price of PanAmSat's common stock on April 30, 2003 of $3.96 per share. Fifty percent of such restricted stock awards vests on the second anniversary of the date of grant and fifty percent vests on the third anniversary of the date of grant.

(7)
This amount includes a cash payment of $750,000 made in January 2004 in connection with Mr. Wright's employment agreement. In addition, this amount represents a contribution to the Supplemental Savings Plan of $49,732 and a contribution to the PanAmSat Retirement Savings Plan (the "401(k) Plan") of $6,800.

(8)
This amount includes cash payments of $415,000 made in January 2004 and $269,750 made in February 2004 in connection with Mr. Frownfelter's employment agreement. In addition, this amount includes a transportation allowance of $12,000, $18,034 for financial planning services and $9,520 for medical benefits, which amounts include payments for income tax obligations with respect to such benefits.

(9)
This amount represents a contribution to the Supplemental Savings Plan of $23,964 and a contribution to the 401(k) Plan of $6,800.

(10)
This amount includes a transportation allowance of $15,600 and payments for income tax obligations with respect to such benefits.

(11)
This amount represents a contribution to the Supplemental Savings Plan of $17,621 and a contribution to the 401(k) Plan of $6,800.

(12)
This amount includes a transportation allowance of $12,000, $20,247 for financial planning services and $2,863 for medical benefits, which amounts include payments for income tax obligations with respect to such benefits.

(13)
This amount represents a contribution to the Supplemental Savings Plan of $15,640 and a contribution to the 401(k) Plan of $6,800.

(14)
This amount includes a transportation allowance of $12,000, $18,034 for financial planning services and $9,297 for medical benefits, which amounts include payments for income tax obligations with respect to such benefits.

(15)
This amount represents a contribution to the Supplemental Savings Plan of $15,244 and a contribution to the 401(k) Plan of $6,800.

Option Grants in Last Fiscal Year

        No stock options were granted to the Named Executive Officers during the fiscal year ended December 31, 2003.

Long-Term Incentive Plan Awards

        The following table sets forth the number of restricted stock awards granted to the Named Executive Officers in 2003.

		Estimated Future Payouts Under Non-Stock Price-Based Plan
Named Executive Officer	Number of Shares, Units or Other Rights(1)	Threshold (#)	Target (#)	Maximum (#)
Joseph R. Wright, Jr.	87,378	—	—	—
James B. Frownfelter	74,271	—	—	—
James W. Cuminale	56,796	—	—	—
Thomas E. Eaton, Jr.	56,796	—	—	—
Michael J. Inglese	56,796	—	—	—

(1)
The number set forth in this column for each Named Executive Officer represents the number of restricted stock units granted under the PanAmSat Corporation Long-Term Stock Incentive Plan Established in 1997 (as amended), or the Long-Term Stock Incentive Plan. In connection with the Recapitalization, on August 20, 2004 PanAmSat's board of directors approved a 4.37 for 1.00 stock split of PanAmSat's common stock.

Aggregated Option Exercises in Last Fiscal Year and Fiscal Year-End Option Values

Name	Shares Acquired on Exercise(#)	Value Realized ($)	Number of Securities Underlying Unexercised Options at FY End(#) Exercisable/Unexercisable(1)	Value of Unexercised In-The-Money options at FY End($) Exercisable/Unexercisable(2)
(In thousands)
Joseph R. Wright, Jr.	—	—	1,019,410/1,165,043	$10,333/20,667
James B. Frownfelter	—	—	458,735/327,668	$6,200/12,400
James W. Cuminale	—	—	709,947/349,513	$6,200/12,400
Thomas E. Eaton, Jr.	—	—	349,513/262,134	$6,200/12,400
Michael J. Inglese	—	—	375,726/262,134	$6,200/12,400

(1)
In connection with the Recapitalization, on August 20, 2004 PanAmSat's board of directors approved a 4.37 for 1.00 stock split of PanAmSat's common stock.

(2)
Based on the December 31, 2003 closing price of PanAmSat's common stock of $4.93 per share after giving effect to a 4.37 to 1.00 stock split.

Director Compensation

        On election to the board of directors, for services rendered as a member of the board of directors of PanAmSat, each non-employee director was awarded options to purchase 100,000 shares of PanAmSat's common stock (subsequently converted to options for the Issuer's common stock) and will receive an annual fee of $50,000. In addition, the Chairman of the board of directors will receive an additional annual fee of $100,000. We reimburse directors for reasonable travel expenses incurred in connection with their duties as our directors.

        In connection with his purchase of 100,000 shares of the Issuer's common stock, Mr. Fisher received additional options to purchase 100,000 shares of the Issuer's common stock.

Employment Contracts and Termination of Employment and Change-In-Control Arrangements

Employment agreement with Joseph R. Wright

        On August 20, 2004, PanAmSat entered into an employment agreement with Joseph R. Wright, Jr. pursuant to which Mr. Wright agreed to continue to serve as President and Chief Executive Officer of PanAmSat. The agreement provides for a one-year term of employment that automatically renews annually unless either party gives notice, with an annual base salary of $685,000 (subject to increase at the discretion of the Board) and an annual target bonus amount equal to 100% of the annual base salary, based on the achievement of performance targets and/or other bonus criteria established by our board of directors. Mr. Wright is entitled to participate in our employee benefit and retirement plans.

        If Mr. Wright is terminated without "cause" or resigns for "good reason" (each as defined in his agreement), or if we do not renew his agreement at the end of any one-year term, he is entitled to receive a severance amount equal to two and one-half times the sum of his base salary plus the greater of the most recent bonus paid to him or the bonus target in effect at the time of termination. In addition, we will pay the costs of Mr. Wright's (and his eligible dependents') participation in our health and insurance benefits until the earlier of 30 months following his termination and the date on which Mr. Wright secures alternate employment. In the event that any amount or distribution to Mr. Wright would be subject to the excise tax imposed under Section 4999 of the Internal Revenue Code of 1986, as amended (the "Code"), then we will pay Mr. Wright the amount necessary to fully reimburse him for such taxes.

        As a condition precedent to the receipt of any severance payment or benefits, Mr. Wright must execute a written waiver and release of claims against us. In addition, Mr. Wright has agreed that during the term of the agreement and for a period of 18 months after the termination of his employment, he will not compete with us or solicit any key employees to accept employment with any of our competitors.

        In connection with his prior employment agreement with us, Mr. Wright is entitled to receive $750,000 in December 2004 due to the acquisition of The DIRECTV Group by News Corporation in December 2003.

Employment agreement with James B. Frownfelter

        On August 20, 2004, PanAmSat entered into an employment agreement with James B. Frownfelter, pursuant to which Mr. Frownfelter agreed to continue to serve as Executive Vice President and Chief Operating Officer. The employment agreement provides for a one-year term of employment that automatically renews annually unless either party gives notice, with an annual base salary of $448,000 (subject to increase at the discretion of the Board) and an annual target bonus amount equal to 100% of the annual base salary, based on the achievement of performance targets and/or other bonus criteria established by the board of directors. Mr. Frownfelter is entitled to participate in our employee benefit and retirement plans.

        If Mr. Frownfelter is terminated without "cause" or resigns for "good reason" (each as defined in his agreement), or if we do not renew his agreement at the end of any one-year term, he is entitled to receive a severance amount equal to two times the sum of his base salary plus the greater of the most recent bonus paid to him or the bonus target in effect at the time of termination. In addition, we will pay the costs of Mr. Frownfelter's (and his eligible dependents') participation in our health and insurance benefits until the earlier of 24 months following his termination and the date on which Mr. Frownfelter secures alternate employment. In the event that any amount or distribution to Mr. Frownfelter would be subject to the excise tax imposed under Section 4999 of the Internal Revenue

Code of 1986, as amended, then we will pay Mr. Frownfelter the amount necessary to fully reimburse him for such taxes.

        As a condition precedent to the receipt of any severance payment or benefits, Mr. Frownfelter must execute a written waiver and release of claims against us. In addition, Mr. Frownfelter has agreed that during the term of the agreement and for a period of 18 months after the termination of his employment, he will not compete with us or solicit any key employees to accept employment with any of our competitors.

Severance Pay Plan

        Our Severance Pay Plan (as amended and currently in effect, the "Severance Pay Plan") provides severance pay to eligible employees upon certain separations of employment. Each of our regular full-time employees is a participant in the Severance Pay Plan. An employee terminated for any reason other than for cause (as defined in the Severance Pay Plan) who signs and delivers to us a release of all claims which the employee may have by reason of employment with us or the termination thereof shall be eligible to receive severance benefits pursuant to the Severance Pay Plan. Severance benefits are calculated based upon the employee's level of compensation and the number of years with us, with a minimum of 12 weeks salary and a maximum of 52 weeks salary for executive employees, a minimum of 6 weeks salary and a maximum of 40 weeks salary for exempt employees, and a minimum of four weeks salary and a maximum of 29 weeks salary for non-exempt employees. The terminated employee is also entitled to participate in our group health, dental and life insurance plans for the number of weeks calculated above. In the event that due to and within two years after a change in control (as defined in the Severance Pay Plan), an employee either resigns for good reason (as defined in the Severance Pay Plan) or is terminated pursuant to a layoff (as determined by our Chief Executive Officer in his sole discretion), then severance benefits shall instead be calculated based upon the employee's level of compensation, with a minimum for all eligible employees of 26 weeks salary and a maximum of 52 weeks salary, and the employee is entitled to participate in our group health, dental and life insurance plans for three months after such resignation or layoff. The severance benefit is paid as soon as practicable after execution and effectiveness of a signed waiver and release by the employee, at our option, either (i) in a lump sum, or (ii) in accordance with our payroll practices, in each case, less applicable deductions and withholdings. The consummation of the Recapitalization constituted such a change in control.

        Under the terms of the Severance Pay Plan, the Chief Executive Officer or his designee has the power to determine all ambiguities arising under the Severance Pay Plan, and any decision regarding any matter within the discretion of the Chief Executive Officer and made by him in good faith is binding on all persons. We have reserved the right through our board of directors to amend the Severance Pay Plan or to terminate the Severance Pay Plan at any time without prior notice, provided that the Severance Pay Plan shall not be terminated with respect to any Terminated Employee (as defined in the Severance Pay Plan) or amended in a way that is adverse to the interests of any Terminated Employee.

        Under the Severance Pay Plan, the Named Executive Officers would receive a minimum of 12 weeks salary and a maximum of 52 weeks salary as severance, depending upon years of service. Such severance compensation would be in lieu of any other payments or benefits in the nature of severance pay or benefits which the Executive would receive or will receive from us or any of our affiliates including, without limitation, payments under another severance plan or any severance agreement between us and the Executive. Any other arrangement, plan or program providing severance benefits shall be deemed to be amended to eliminate any obligation for benefits to be provided thereunder.

Executive Change-in-Control Severance Agreements

        In March 2002, effective as of October 15, 2001, PanAmSat entered into executive change-in-control severance agreements (the "Severance Agreements") with each of James W. Cuminale, Thomas E. Eaton, Jr., Michael J. Inglese and James B. Frownfelter (the "Retained Officers"). The Severance Agreements provide for payments by us to the Retained Officers in the event we terminate such officer's employment without cause or the Retained Officer terminates his employment for good reason (an "Involuntary Termination"), in each case within three years after a change-in-control (as defined in the Severance Agreements). As a change-in-control of both The DIRECTV Group and PanAmSat have occurred, these agreements will apply if an involuntary termination of the executive occurs during the period specified by the agreement. Mr. Frownfelter's Severance Agreement was superceded by the employment agreement described above, which contains provisions substantially similar to those contained in the Severance Agreements.

        In the event of an Involuntary Termination of a Retained Officer, we will pay to such Retained Officer all accrued compensation in an amount equal to the sum of (i) the unpaid annual base salary earned as of the date of termination, (ii) an amount equal to the higher of (x) the Retained Officer's unpaid targeted annual bonus established for the fiscal period in which the Involuntary Termination occurs or (y) the actual bonus paid or payable to the Retained Officer in respect of our most recent full fiscal year, in each case multiplied by a fraction, the numerator of which is the number of days elapsed in the current fiscal period to the date of termination, and the denominator of which is 365 and (iii) an amount equal to the Retained Officer's accrued balance under our "paid time off" program (or successor or replacement program), calculated based on the Retained Officer's annual base salary.

        The Severance Agreements also require that we pay to such Retained Officer severance compensation upon Involuntary Termination in an amount equal to two times the sum of (i) the Retained Officer's annual base salary for the year in which the Involuntary Termination occurs plus (ii) the higher of (x) the Retained Officer's targeted annual bonus established for the fiscal period in which the Involuntary Termination occurs or (y) the actual bonus paid or payable to the Retained Officer in respect of our most recent full fiscal year. Payment of the severance compensation is conditioned upon receipt of a written release from the Retained Officer of any claims against us or our subsidiaries. Payment of such severance compensation is due within 10 days following the effective date of such release. Under the Severance Agreements, all payments thereunder are subject to the Retained Officer's compliance with covenants not to compete with GM, The DIRECTV Group and us for two years following termination, not to solicit our employees for two years following termination, and not to disclose any of our confidential information.

        The Severance Agreements also provide that (i) any unvested stock options, restricted stock units and other awards ("Stock Awards") granted prior to the change-in-control under our Long-Term Stock Incentive Plan (or successor or replacement plan) held by a Retained Officer shall immediately become vested and exercisable, and any restrictions thereon shall lapse upon the change-in-control and, to the extent such Stock Awards are assumed, substituted or continued, following any Involuntary Termination such Stock Awards shall be exercisable under the terms and conditions of our Long-Term Stock Incentive Plan and any award agreements thereunder for a period equal to the lesser of (x) five years from the date of the Retained Officer's Involuntary Termination or (y) the term of such Stock Award, (ii) the Retained Officer and the Retained Officer's dependents shall be entitled to participate on the same basis as active employees and their dependents, respectively, in our group health, dental and life insurance plans (including premium payments and credit dollars paid by us), or we shall make available comparable benefits (but not any other welfare benefit plans or any retirement plans, except as described below) for a period of two years following an Involuntary Termination of employment, (iii) the Retained Officer shall be entitled to reimbursement for actual payments made for professional outplacement services, not to exceed $25,000, and (iv) the Retained Officer shall be entitled to reimbursement for all outstanding unreimbursed business expenses incurred prior to the Involuntary Termination.

        If any amounts or other benefits payable to a Retained Officer under the Severance Agreements or otherwise become subject to an excise tax imposed under Section 4999 of the Code or any other similar tax or assessment, we will pay the Retained Officer the amount necessary to fully reimburse such Retained Officer for these taxes, unless the Retained Officer would not receive a net after-tax benefit of at least $50,000, in which case his severance would be reduced so as to avoid the imposition of any excise taxes. The Severance Agreements also provide that we reimburse a Retained Officer for attorneys' fees and other costs necessary to enforce or defend his rights under the relevant Severance Agreement.

        We continue to provide Messrs. Inglese and Cuminale with the severance payments and benefits available under their respective Severance Agreements until the expiration of such agreements. Mr. Frownfelter receives similar severance benefits under his new employment agreement. Thereafter, we will provide severance benefits to Messrs. Inglese and Cuminale for one year in the event we terminate employment without cause or any of Messrs. Inglese or Cuminale terminates his employment for good reason. Messrs. Wright, Frownfelter, Inglese and Cuminale have agreed to 18-month post-termination non-competition and non-solicitation covenants.

        On August 20, 2004, PanAmSat amended the terms of the Severance Agreements with Messrs. Cuminale and Inglese to indefinitely extend the period in which a qualifying severance of such Retained Officer will trigger severance benefits. The severance payment for this extended period (beyond the period contemplated by the Severance Agreement) is an amount equal to the sum of (i) the Retained Officer's annual base salary for the year in which the Involuntary Termination occurs plus (ii) the higher of (x) the Retained Officer's targeted annual bonus established for the fiscal period in which the Involuntary Termination occurs or (y) the actual bonus paid or payable to the Retained Officer in respect of our most recent full fiscal year.

New Stock Option Plan

        We have established a new stock option plan, which governs the grant of options to purchase our common shares to members of management, including those granted to Messrs. Wright, Frownfelter, Inglese, Cuminale and Fisher in connection with the Recapitalization. Each grant under the option plan would specify the applicable option exercise period, option exercise price, vesting requirements and such other terms and conditions as the committee deems appropriate. The options granted to Messrs. Wright, Frownfelter, Inglese and Cuminale generally vest as follows: 40% of the shares subject to new options granted vest over five years, and 60% of the shares subject to new options would vest at the end of eight years, unless accelerated by the achievement of performance targets established by our board of directors. Options granted under the option plan expire ten years from the date of the grant.

Transaction Bonuses

        In connection with the Recapitalization, PanAmSat paid a transaction bonus to certain of its executives and other employees. The pool is for an aggregate amount of $6.5 million, with $5 million paid by PanAmSat, and $1.5 million reimbursed by The DIRECTV Group, with awards payable in cash. In connection with the Recapitalization, Messrs. Wright, Frownfelter, Inglese and Cuminale invested a portion of their transaction bonuses, of $5.7 million in the aggregate, in shares of PanAmSat's common stock (or common stock equivalents). The purchase price for these shares was $5.00 per share, the same as the purchase price paid by the Sponsors in connection with the Recapitalization. The subscription agreements for the purchase of stock contain customary representations, warranties and covenants.

        In addition, our Deferred Compensation Plan and Supplemental Savings Plan have been amended in connection with the Recapitalization to permit certain executives to use their account balances to purchase shares of our common stock (or common stock equivalents).

PRINCIPAL STOCKHOLDERS

        The following table and accompanying footnotes show information regarding the beneficial ownership of the Issuer's common stock before and after this offering by:

  •
  each person known by us to beneficially own more than 5% of the outstanding shares of the Issuer's common stock;

  •
  each of our directors;

  •
  each named executive officer; and

  •
  all directors and executive officers as a group.

        The percentage of beneficial ownership before the offering set forth below is based on 110,223,002 number of shares of the Issuer's common stock issued and outstanding as of December 17, 2004. Unless otherwise indicated, the address of each person named in the table below is c/o PanAmSat, 20 Westport Road, Wilson, Connecticut 06897.

		Percentage of the Issuer's Common Stock Beneficially Owned
			After Offering
	Shares of the Issuer's Common Stock(1) Beneficially Owned
		Before Offering	Without Over-allotment	With Over-allotment
Name and Address of Beneficial Owner
KKR Millennium GP LLC(2)	48,493,211	43.54%	%	%
TCG Holdings, L.L.C.(3)	29,904,147	26.85%	%	%
Providence Equity Partners IV, L.L.C.(4)	29,904,147	26.85%	%	%
Joseph R. Wright, Jr.(5)	1,214,420	1.09%	%	%
James B. Frownfelter(6)	347,995	*	*	*
James W. Cuminale(7)	532,091	*	*	*
Thomas E. Eaton, Jr.	—	—	—	—
Michael J. Inglese(8)	420,753	*	*	*
Joseph Y. Bae(2)	48,493,211	43.54%	%	%
Michael J. Connelly(3)	29,904,147	26.85%	%	%
Michael J. Dominguez(4)	29,904,147	26.85%	%	%
George M.C. Fisher(2)	48,593,211	43.63%	%	%
R.C. Johnstone, Jr.(2)	48,493,211	43.54%	%	%
Alexander Navab(2)	48,493,211	43.54%	%	%
Bruce E. Rosenblum(3)	29,904,147	26.85%	%	%
Paul J. Salem(4)	29,904,147	26.85%	%	%
Directors and executive officers as a group (14 persons)	110,936,763	99.60%	%	%

*
Less than one percent

(1)
The amounts and percentages of the Issuer's common stock beneficially owned are reported on the basis of regulations of the SEC governing the determination of beneficial ownership of securities. Under the rules of the SEC, a person is deemed to be a "beneficial owner" of a security if that person has or shares "voting power," which includes the power to vote or to direct the voting of such security, or "investment power," which includes the power to dispose of or to direct the disposition of such security. A person is also deemed to be a beneficial owner of any securities of which that person has a right to acquire beneficial ownership within 60 days. Under these rules, more than one person may be deemed to be a beneficial owner of such securities as to which such person has an economic interest.

(2)
Shares of the Issuer's common stock shown as beneficially owned by KKR Millennium GP LLC reflect shares of common stock of the Issuer owned of record by KKR Millennium Fund L.P. KKR Millennium GP LLC is the general partner of KKR Associates Millennium L.P., which is the general partner of the KKR Millennium Fund L.P. Messrs. Henry R. Kravis, George R. Roberts, James H. Greene, Jr., Paul E. Raether, Michael W. Michelson, Perry Golkin, Scott Stuart, Edward A. Gilhuly, Johannes P. Huth, Todd A. Fisher, Alexander Navab, Marc Lipschultz and Jacques Garaialde, as members of KKR Millennium GP LLC, may be deemed to share beneficial ownership of any shares beneficially owned by KKR Millennium GP LLC, but disclaim such beneficial ownership. Messrs. Joseph Y. Bae, George M.C. Fisher, R.C. Johnstone, Jr. and Alexander Navab are directors of PanAmSat Corporation and PanAmSat Holding Corporation and executives of KKR. They disclaim beneficial ownership of any shares of the Issuer's common stock beneficially owned by KKR. The address of KKR Millennium GP LLC and each individual listed above is c/o Kohlberg Kravis Roberts & Co. L.P., 9 West 57th Street, New York, New York 10019.

(3)
Carlyle Partners III—Telecommunications, L.P. and CPIII Coinvestment, L.P., which we collectively refer to as the Carlyle Funds, collectively indirectly hold 29,904,147 shares of the Issuer's common stock. TC Group, L.L.C. exercises investment discretion and control over the shares indirectly held by each of the Carlyle Funds through its indirect subsidiary TC Group III, L.P., which is the sole general partner of each of the Carlyle Funds. TGC Holdings, L.L.C. is the managing member of TC Group, L.L.C. TC Group, L.L.C. is the sole managing member of TC Group III, L.L.C. TC Group III, L.L.C is the sole general partner of TC Group III, L.P. Messrs. Michael J. Connelly and Bruce E. Rosenblum are directors of PanAmSat and the Issuer and executives of The Carlyle Group. They disclaim beneficial ownership of any PanAmSat Holding Corporation shares beneficially owned by the Carlyle Group. The Carlyle Group's address is 1001 Pennsylvania Avenue, N.W., Suite 220 South, Washington, D.C. 20004.

(4)
Represents 29,808,005 shares of the Issuer's common stock owned of record by PEP PAS, L.L.C. and 96,142 shares of common stock owned of record by PEOP PAS, L.L.C. The foregoing numbers represent shares for which PEP PAS, L.L.C. and PEOP PAS, L.L.C. each has sole dispositive and voting power. Such shares may be deemed to be beneficially owned, respectively, by Providence Equity Partners IV L.P. ("PEP4"), the sole member of PEP PAS, L.L.C. and Providence Equity Operating Partners IV, L.P. ("PEOP4"), the sole member of PEOP PAS, L.L.C., Providence Equity GP IV L.P. ("PEGP4"), the sole general partner of both PEP4 an PEOP4, Providence Equity Partners IV L.L.C. (the "LLC"), the sole general partner of PEGP4, and Jonathan M. Nelson, a 50% owner of LLC. Each of PEP4, PEOP4, PEGP4, LLC and Jonathan M. Nelson have specifically disclaimed beneficial ownership in the common stock beneficially owned by PEP PAS, L.L.C. and PEOP PAS, L.L.C., except to the extent of its pecuniary interest therein. Messrs. Michael J. Dominguez and Paul J. Salem are directors of PanAmSat and the Issuer and executives of Providence Equity Partners. They disclaim beneficial ownership of any shares of the Issuer's common stock beneficially owned by Providence Equity Partners.

(5)
Includes options to purchase 436,891 shares.

(6)
Includes options to purchase 196,601 shares.

(7)
Includes options to purchase 262,134 shares.

(8)
Includes options to purchase 262,134 shares.

THE TRANSACTIONS

        On April 20, 2004, PanAmSat entered into a definitive transaction agreement with The DIRECTV Group, PAS Merger Sub, Inc. ("Merger Sub"), a wholly owned subsidiary of The DIRECTV Group, and Constellation LLC ("Constellation") providing for Constellation's acquisition of all of PanAmSat's shares of common stock beneficially owned by The DIRECTV Group. Constellation is controlled by investment funds affiliated with KKR. On May 17, 2004, Constellation assigned the right to purchase a portion of the shares of PanAmSat common stock beneficially held by The DIRECTV Group to limited liability companies affiliated with Carlyle and Providence.

        On August 12, 2004, The DIRECTV Group entered into a letter agreement (the "letter agreement") with the Sponsors, pursuant to which The DIRECTV Group agreed to reduce the amount payable for the shares of PanAmSat's common stock beneficially owned by it by $200 million to approximately $2.6 billion. This letter agreement did not affect the per share purchase price to be paid to our other stockholders. As a result of this purchase price reduction, the principal amount of PanAmSat's Term Loan B Facility was reduced by $200 million to $1,660 million.

        In addition, in connection with the letter agreement, The DIRECTV Group and its affiliates entered into or extended additional contractual arrangements with PanAmSat. These contractual arrangements extend additional transponder lease agreements with Hughes Network Systems, Inc. and include two new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the letter agreement, The DIRECTV Group paid PanAmSat for additional past due receivables from our customer Sky Multi-Country Partners, an affiliate of News Corporation.

        Pursuant to the terms of the transaction agreement, Merger Sub merged with and into PanAmSat, with PanAmSat being the surviving entity in the merger. As of the effective time of the merger, holders of shares of PanAmSat's common stock (other than The DIRECTV Group and members of management who agreed not to have certain of their equity interests cashed out in the merger) had no further ownership interest in PanAmSat. Instead, each holder of PanAmSat's common stock outstanding immediately prior to the effective time of the merger (other than The DIRECTV Group and members of management who agreed not to have certain of their equity interests cashed out in the merger) received $23.50 in cash per share of PanAmSat's common stock.

        PanAmSat was deconsolidated from The DIRECTV Group consolidated tax group upon consummation of the Recapitalization. As a result of the deconsolidation, during the third quarter of 2004, our net operating losses were eliminated (through August 20, 2004) and the tax basis in our satellites was increased resulting in a net increase to our net deferred tax liabilities of $5.7 million. In addition, the tax basis in our satellites was increased through a taxable transfer of our satellites to newly formed operating companies, resulting in a decrease in our consolidated net deferred tax liabilities of $307.7 million.

        Two business days after the effective time of the merger, PanAmSat repurchased a portion of the shares of its common stock beneficially owned by The DIRECTV Group at a purchase price of approximately $21.84 in cash per share. Following the repurchase, The DIRECTV Group sold all of the remaining shares of PanAmSat's common stock that it owned to the Sponsors at a purchase price of $21.84 in cash per share.

        In connection with the Recapitalization, on August 20, 2004, PanAmSat's board of directors approved the retirement of the 95,742,728 shares of PanAmSat's common stock repurchased from these affiliates of The DIRECTV Group and approved an approximately 4.37 for 1 stock split of PanAmSat's common stock. The $23.50 per share received by each holder of PanAmSat's common stock (other than The DIRECTV Group and members of management who have agreed not to have certain of their equity interest cashed out in the merger) was $5.38 per share after giving effect to the stock split. The $21.84 per share paid to The DIRECTV Group and members of management who agreed not to have certain of their equity interest cashed out in the merger was $5.00 per share after giving effect to the stock split.

        Immediately following the Recapitalization, each stock option issued and outstanding under PanAmSat's Long-Term Stock Incentive Plan, whether or not then vested, was canceled and converted into the right to receive a payment from PanAmSat (subject to any applicable withholding taxes) equal to the product of (a) the total number of shares of PanAmSat's common stock subject to such stock option and (b) the excess of $5.38 over the option exercise price for such stock option, payable in cash. Immediately before the effective time of the merger, all restrictions on restricted shares and restricted stock units granted under PanAmSat's Long-Term Stock Incentive Plan lapsed, and the unvested restricted shares and restricted stock units vested and were canceled and the holders of those securities received $5.38 per share, less applicable withholding taxes. Certain members of PanAmSat's management did not have certain of their equity interests cashed out in the merger; existing options, restricted shares and restricted stock units granted to such individuals remained outstanding as options and shares of the surviving corporation.

        In connection with the Recapitalization, PanAmSat entered into senior secured credit facilities, consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, and issued the $1,010 million aggregate principal amount of 9% senior notes.

        PanAmSat incurred approximately $307.1 million of costs related to the Recapitalization, of which approximately $155 million was expensed within PanAmSat's consolidated statement of operations during the third quarter of 2004 with the remainder capitalized to debt issuance costs and stockholders equity within PanAmSat's consolidated balance sheet.

        On August 22, 2004, PanAmSat completed a tender offer and consent solicitation to purchase any and all of the outstanding $800.0 million aggregate principal amount of its 8 1/2% Senior Notes due 2012 for cash. PanAmSat has approximately $1.2 million aggregate principal amount of its 8 1/2% Senior Notes due 2012 outstanding after completing the tender offer and consent solicitation. PanAmSat has repaid an equal amount under its Term Loan A Facility.

        On August 22, 2004, PanAmSat completed a tender offer to purchase any and all of the outstanding $275.0 million aggregate principal amount of its 6 1/8% Senior Notes due 2005 for cash. PanAmSat redeemed the remaining $24.2 million outstanding principal amount of 6 1/8% Senior Notes due 2005 that were not purchased in the tender offer on October 22, 2004 with cash on hand and cash from operations.

        Subsequent to the Recapitalization, on October 8, 2004, the Sponsors and certain members of PanAmSat's management and board of directors contributed all of PanAmSat's common stock held by them to the Issuer in exchange for a pro rata share of the Issuer's common stock. In addition, options and all other equity rights for PanAmSat's common stock were converted to similar rights for the Issuer's common stock. As a result, PanAmSat became a wholly-owned subsidiary of the Issuer. On October 19, 2004, the Issuer issued the $416.0 million aggregate principal amount at maturity of 10 3/8% senior discount notes and used the approximately $245.8 million in net proceeds to pay a dividend to the Issuer's existing stockholders.

        Concurrent with this offering, we intend to amend PanAmSat's senior secured credit facilities. The amendment of the senior secured credit facilities and this offering are conditioned on each other.

CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS

Transactions with Sponsors

Amended and Restated Stockholders Agreement

        The Issuer is party to an amended and restated stockholders agreement with an entity affiliated with KKR, entities affiliated with Carlyle and entities affiliated with Providence (each a "Sponsor Entity" and together the "Sponsor Entities") that provides for, among other things,

    •
    a right of each of the Sponsor Entities to designate a certain number of directors to the Issuer's board of directors for so long as they hold a certain amount of the Issuer's common stock. Of the nine members of the Issuer's board, KKR initially has the right to designate four directors, and Carlyle and Providence each initially have the right to designate two directors;

    •
    certain limitations on transfers of the Issuer's common stock held by the Sponsor Entities for a period of five years after the completion of the Recapitalization. Any Sponsor Entity wishing to sell any of the Issuer's common stock held by it must first offer to sell such stock to the Issuer and the other Sponsor Entities, provided that, following the offering, any Sponsor Entity may sell pursuant to its registration rights as described below;

    •
    a consent right for the Sponsor Entities with respect to certain corporate actions;

    •
    the ability of the Sponsor Entities to "tag-along" their shares of the Issuer's common stock to sales by any other Sponsor Entity, and the ability of the Sponsor Entities to "drag-along" the Issuer's common stock held by the other Sponsor Entities under certain circumstances; and

    •
    the right of the Sponsor Entities to purchase a pro rata portion of all or any part of any new securities offered by the Issuer which right will terminate after the consummation of this offering.

        We expect to amend the amended and restated stockholder's agreement in connection with this offering.

Management Services Agreements

        In connection with the Recapitalization, PanAmSat entered into management services agreements with the Sponsors pursuant to which the Sponsors will provide certain structuring, consulting and management advisory services to us. Pursuant to these agreements, the Sponsors received an aggregate transaction fee of $50 million upon the closing of the Recapitalization and will receive an advisory fee of $2 million payable annually, such amount to increase by 3% per year. PanAmSat indemnifies the Sponsors and their affiliates, directors, officers and representatives for losses relating to the services contemplated by the management services agreements and the engagement of the Sponsors pursuant to, and the performance by the Sponsors of the services contemplated by, the management services agreements.

        In connection with this offering, each of the Sponsors has agreed to terminate their respective management services agreements for an aggregate consideration of $10 million.

Amended and Restated Registration Rights Agreement

        The Issuer is party to an amended and restated registration rights agreement with the Sponsor Entities pursuant to which the Sponsor Entities are entitled to certain demand and piggyback rights with respect to the registration and sale of the Issuer's common stock held by them after this initial public offering.

        In addition, under the amended and restated registration rights agreement, in connection with a registered underwritten offering, the Sponsor Entities have agreed not to effect any public sale or distribution pursuant to Rule 144 under the Securities Act, of any equity securities of the Issuer, or of any security convertible into or exchangeable or exercisable for any equity security of the Issuer, within seven days before, or such period not to exceed 90 days (or 180 days in the case of an initial public offering) as the underwriting agreement may require (or such lesser period as the managing underwriters may permit) after, the effective date of such registration, and the Issuer has agreed to cause other holders of any equity security of the Issuer purchased from the Issuer (at any time other than in a public offering) to so agree.

Transactions with Management

Amended and Restated Management Stockholders' Agreement

        The Issuer is party to an amended and restated management stockholders' agreement with certain management stockholders who purchased shares of the Issuer's common stock. The amended and restated management stockholders' agreement generally restricts the ability of participating members of management to transfer shares held by them for five years after the closing of the Recapitalization.

        If a management stockholder's employment is terminated, the Issuer would have the right to purchase the shares held by such person in accordance with the amended and restated management stockholders' agreement. If a management stockholder's employment is terminated as a result of death or disability, such stockholder or, in the event of such stockholder's death, the estate of such stockholder has the right to force the Issuer to purchase his shares, on terms specified in the amended and restated management stockholders' agreement.

        The amended and restated management stockholders' agreement also permits these members of management under certain circumstances to participate in registrations by the Issuer of the Issuer's equity securities. Such registration rights are subject to customary limitations to be specified.

Sale Participation Agreement

        Each management stockholder is party to a sale participation agreement, which grants to the management stockholder the right to participate in any sale of shares of common stock by the Sponsors occurring prior to the fifth anniversary of PanAmSat's initial public offering on the same terms as the Sponsors, and grants the Sponsors a similar right to compel the participation of each management stockholder in such a sale. In order to participate in any such sale, the management stockholder may be required, among other things, to become a party to any agreement under which the common stock is to be sold, and to grant certain powers with respect to the proposed sale of common stock to custodians and attorneys-in-fact.

Other Relationships

        We utilize the consulting and lobbying services of R. Thompson & Co., which is owned by Robert J. Thompson, Chairman of Jefferson Consulting Group. Mr. Wright, our President and Chief Executive Officer, is Vice Chairman of and owns a minority interest in Jefferson Consulting Group. Mr. Wright does not have any ownership interest in R. Thompson & Co. During 2003, we paid approximately $126,000 in expenses for services provided by R. Thompson & Co. Mr. Wright disclaims any interest in the payments for such services.

Transactions with The DIRECTV Group

        For a description of historical transactions with The DIRECTV Group and News Corporation and its affiliates, please see "Management's Discussion and Analysis of Financial Condition and Results of Operations—Certain Relationships and Related Transactions".

Tax Separation Agreement

        Concurrently with the execution of the transaction agreement, PanAmSat entered into a tax separation agreement with The DIRECTV Group that supersedes four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates. PanAmSat and The DIRECTV Group have agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of The DIRECTV Group and PanAmSat before the acquisition. In addition, PanAmSat and The DIRECTV Group have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the Recapitalization.

        Pursuant to the tax separation agreement, The DIRECTV Group agreed to indemnify PanAmSat for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from PanAmSat regarding any liability for the federal or consolidated state or local income taxes of GM and The DIRECTV Group, except those income taxes PanAmSat is required to pay under the tax separation agreement. In addition, The DIRECTV Group has agreed to indemnify PanAmSat for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the Recapitalization in amounts equal to 80% of the first $75 million of such other taxes and 100% of any other taxes in excess of the first $75 million. As a result, PanAmSat's net tax liability related to these periods is capped at $15 million.

        The tax separation agreement became effective upon the consummation of the Recapitalization on August 20, 2004 and will remain effective until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates.

Transition Services Agreement

        Concurrently with the execution of the transaction agreement, PanAmSat entered into a transition services agreement with The DIRECTV Group and one of its wholly owned subsidiaries. The transition services agreement is effective until the termination of the ground lease for our Castle Rock, Colorado broadcast facility. Pursuant to the transition services agreement, The DIRECTV Group provides support services to our facility.

Commercial Arrangements with The DIRECTV Group

        In connection with the Recapitalization, The DIRECTV Group and affiliates entered into, amended and in some cases extended certain contractual arrangements with us. These contractual arrangements include the extension of transponder lease agreements with HNS, the extension of The DIRECTV Group guarantees of our transponder lease agreements with DTVLA, the purchase of additional transponder capacity for DTH Services in Latin America, and the extension of existing and the entering into of new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the Recapitalization, The DIRECTV Group paid PanAmSat for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation. Management believes that these guarantees and other contractual arrangements substantially reduce credit risks associated with the two Latin American DTH platforms in our contracted backlog and protect us against the possible impact of future consolidation of those platforms.

DESCRIPTION OF INDEBTEDNESS

Senior Secured Credit Facilities

        In connection with the Recapitalization, PanAmSat entered into senior secured credit facilities with Citigroup Global Markets Inc. and Credit Suisse First Boston, acting through its Cayman Islands branch, as joint lead arrangers and joint bookrunners, and the lenders signatory thereto. Citicorp USA, Inc. acts as administrative agent, Credit Suisse First Boston, acting through its Cayman Islands branch, acts as syndication agent and Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Bank of America, N.A. act as co-documentation agents.

        PanAmSat's senior secured credit facilities consist of:

  •
  $800.0 million senior secured Term Loan A Facility (of which $674.3 million is currently outstanding) with a five-year maturity;

  •
  $1,660.0 million senior secured Term Loan B Facility (of which $1,647.5 million is currently outstanding) with a seven-year maturity; and

  •
  $250.0 million senior secured revolving credit facility with a five-year maturity.

        On November 19, 2004, we made a voluntary prepayment of approximately $137 million under PanAmSat's senior secured credit facilities. Approximately $124.5 million of this prepayment reduced borrowings under the Term Loan A Facility, while the remaining $12.5 million reduced borrowings under the Term Loan B Facility.

        We expect to repay approximately $344.9 million of the borrowings under the Term Loan A Facility with a portion of the net proceeds from this offering.

        In connection with this offering, we intend to amend PanAmSat's senior secured credit facilities to, among other things, permit greater availability for payment of dividends under the restricted payments covenant and to eliminate mandatory prepayments with excess each flow as described below under "—Scheduled amortization payments and mandatory prepayments". The amendment of PanAmSat's senior secured credit facilities and this offering are conditioned upon each other.

Security and guarantees

        PanAmSat's obligations under its senior secured credit facilities are unconditionally and irrevocably guaranteed jointly and severally by its current and future domestic subsidiaries.

        PanAmSat's obligations under its senior secured credit facilities, and the guarantees of those obligations, are secured by substantially all of PanAmSat's assets and substantially all of the assets of each of its current and future domestic subsidiaries, including but not limited to:

  •
  all the capital stock and certain intercompany notes of each of its existing and future direct and indirect subsidiaries; except that with respect to foreign subsidiaries such lien and pledge shall be limited to 65% of the capital stock of "first-tier" foreign subsidiaries; and

  •
  substantially all of its and its existing and future domestic subsidiaries' tangible and intangible assets.

        Certain of the collateral pledged to secure PanAmSat's obligations under its senior secured credit facilities is shared with the holders of PanAmSat's $150 million 6 3/8% Senior Notes due 2008 and $125 million 6 7/8% Senior Debentures due 2028.

Interest rates and fees

        Borrowings under the senior secured credit facilities bear interest as follows:

  •
  Revolving Credit Facility: at PanAmSat's option, at either adjusted LIBOR plus 2.50% each year or the alternate base rate plus 1.50% each year, such applicable margins are subject to reduction if PanAmSat attains certain leverage ratios;

  •
  Term Loan A Facility: at PanAmSat's option, at either adjusted LIBOR plus 2.50% each year or the alternate base rate plus 1.50% each year, with such applicable margins subject to reduction if PanAmSat attains certain leverage ratios; and

  •
  Term Loan B Facility: at PanAmSat's option, at either adjusted LIBOR plus 2.75% each year or the alternate base rate plus 1.75% each year.

        The senior secured credit facilities also provide for the payment to the lenders of a commitment fee on average daily unused commitments under the revolving credit facility and the Term Loan A Facility (if any) at a rate equal to 0.50% per annum. After delivery of financial statements to the lenders for the quarter ended at least six months from the closing date, such commitment fee will be subject to reduction if PanAmSat attains certain leverage ratios.

Scheduled amortization payments and mandatory prepayments

        The Term Loan A Facility provides for substantial quarterly amortization payments. The Term Loan B Facility provides for quarterly amortization payments in an aggregate annual amount equal to 1% of the original principal amount thereof during the first 6 3/4 years, with the balance of the facility to be repaid at final maturity.

        In addition, the senior secured credit facilities require PanAmSat to prepay outstanding term loans (and, after the term loans have been repaid in full, to permanently reduce commitments under the revolving credit facility), subject to certain exceptions, with:

  •
  100% of the net proceeds of certain casualty events, asset sales or other dispositions (including certain sale/leaseback transactions);

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  50% of excess cash flow (as defined in the senior secured credit facilities), subject to reductions to a lower percentage if PanAmSat achieves certain performance targets; and

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  100% of the net proceeds of certain debt issuances.

Voluntary prepayments

        The senior secured credit facilities provide for voluntary prepayments of the loans and voluntary reductions of the unutilized portion of the commitments under the revolving credit facility, without penalty, subject to certain conditions pertaining to minimum notice and payment/reduction amounts.

Covenants

        The senior secured credit facilities contain financial, affirmative and negative covenants that we believe are usual and customary for a senior secured credit agreement. The covenants in the senior secured credit facilities include limitations (each of which shall be subject to customary exceptions) on PanAmSat's ability to:

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  incur liens;

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  incur additional debt (including debt incurred by direct or indirect subsidiaries, and obligations in respect of foreign currency exchange and other hedging arrangements) or issue preferred stock;

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  pay dividends, or make redemptions and repurchases, with respect to capital stock;

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  prepay, or make redemptions and repurchases, of subordinated debt;

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  make loans and investments;

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  reduce our satellite insurance coverage below a certain level;

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  engage in mergers, acquisitions, asset sales, and sale/leaseback transactions;

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  change the business conducted by the surviving corporation and its subsidiaries; and

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  amend the terms of subordinated debt.

        In addition, the credit agreement contains customary financial covenants including maximum total leverage, minimum interest coverage and limitations on capital expenditures.

Events of default

        The senior secured credit facilities contain certain customary events of default, including:

  •
  nonpayment of principal or interest;

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  breach of covenants (with notice and cure periods);

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  material breach of the representations or warranties;

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  cross-default and cross-acceleration to other material indebtedness;

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  bankruptcy or insolvency;

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  material judgments;

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  certain ERISA violations;

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  actual or asserted invalidity of any material collateral or guarantee; and

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  a change of control (as defined in the senior secured credit facilities).

PanAmSat's Senior Notes

9% Senior Notes due 2014

        In connection with the Recapitalization, PanAmSat issued $1,010.0 million of 9% Senior Notes due 2014. Interest on these notes are payable semi-annually on February 15 and August 15 of each year, beginning February 15, 2005. These notes mature on August 15, 2014. Prior to August 15, 2009, PanAmSat has the option to redeem all or a portion of these notes at a price equal to 100% of the principal amount thereof plus a "make-whole" premium. PanAmSat may also redeem these notes on or after August 15, 2009 at par plus accrued interest plus a premium equal to 4 1/2%, which premium shall decline ratably on each yearly anniversary of the date of issuance to zero on the date that is two years prior to the maturity date of these notes. In addition, until August 15, 2007, PanAmSat may redeem up to 35% of these notes with the proceeds of certain equity offerings. Upon a change of control (as defined in the indenture governing these notes), PanAmSat will be required to make an offer to repurchase these notes at 101% of the aggregate principal amount, plus accrued and unpaid interest and Special Interest (as defined in the 9% senior notes), if any. In addition, if PanAmSat makes certain asset sales, PanAmSat may be required to offer to repurchase some or all of these notes at a purchase price equal to 100% of the principal amount plus accrued and unpaid interest and Special Interest (as defined in the 9% senior notes), if any.

        We intend to redeem $353.5 million, or 35%, of PanAmSat's 9% senior notes and pay a related redemption premium thereon with a portion of the net proceeds from this offering.

        The indenture governing these notes limits PanAmSat's ability and the ability of its restricted subsidiaries to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; create liens; enter into sale and lease-back transactions; sell assets or consolidate or merge with or into other companies; create limitations on the ability of PanAmSat's restricted subsidiaries to make dividends or distributions to PanAmSat; and engage in transactions with affiliates. Subject to certain exceptions, the indenture permits PanAmSat and its restricted subsidiaries to incur additional indebtedness, including secured indebtedness.

8 1/2% Senior Notes due 2012

        PanAmSat has approximately $1.2 million aggregate principal amount of its 8 1/2% Senior Notes due 2012 outstanding after completing the tender offer for those bonds. In connection with the tender offer, PanAmSat also received the consent of the holders of these notes to eliminate substantially all of the restrictive covenants contained in the indenture related thereto. The remaining notes rank equal in right of payment with PanAmSat's 9% senior notes.

6 1/8% Senior Notes due 2005

        On August 22, 2004, PanAmSat completed a tender offer to purchase any and all of the outstanding $275.0 million aggregate principal amount of PanAmSat's 6 1/8% Senior Notes due 2005 for cash. We redeemed the remaining $24.2 million outstanding principal amount of 6 1/8% Senior Notes due 2005 that were not purchased in the tender offer on October 22, 2004 with cash on hand and cash from operations.

6 3/8% Senior Notes due 2008 and 6 7/8% Senior Debentures due 2028

        The 6 3/8% Senior Notes due 2008 and 6 7/8% Senior Debentures due 2028 were issued pursuant to an indenture, dated January 16, 1998, between PanAmSat and JPMorgan Chase Bank, N.A. (f/k/a The Chase Manhattan Bank), as Trustee. The 6 3/8% Senior Notes due 2008 are limited to $150.0 million aggregate principal amount and the 6 7/8% Senior Debentures due 2028 are limited to $125.0 million aggregate principal amount, in each case all of which is presently outstanding. The indenture governing these securities contains limitations on PanAmSat's ability to incur liens and enter into sale and lease-back transactions. These notes and debentures are secured equally and ratably with respect to certain pledged collateral under PanAmSat's senior secured credit facilities.

Issuer's Senior Discount Notes

        On October 19, 2004, the Issuer issued $416 million aggregate principal amount at maturity of 10 3/8% Senior Discount Notes due 2014. The senior discount notes have an initial accreted value of $601.03 per $1,000 principal amount at maturity and accrete at the rate of 10 3/8% per year, compounded semiannually to, but not including, November 1, 2009. From and after November 1, 2009, cash interest on the senior discount notes will accrue at the rate of 10 3/8% per year, and will be payable semiannually in arrears on May 1 and November 1 of each year, commencing on May 1, 2010, until maturity. Prior to November 1, 2009, the Issuer may redeem the senior discount notes, in whole or in part, at a price equal to 100% of the accreted value thereof plus a "make-whole" premium. The Issuer may also redeem the senior discount notes on or after November 1, 2009 at par plus accrued interest plus a premium equal to 5.188%, which premium will decline ratably on each yearly anniversary of the date of issuance to zero on the date that is two years prior to the maturity date of these notes. In addition, prior to November 1, 2007, the Issuer may redeem up to 35% of the aggregate principal amount at maturity of the notes with the proceeds of certain equity offerings. Upon a change of control (as defined in the indenture governing these notes), the Issuer will be required to make an offer to repurchase these notes at 101% of the accreted value, plus accrued and unpaid interest and

Special Interest (as defined in the senior discount notes), if any, to the date of repurchase. In addition, if the Issuer makes certain asset sales, the Issuer may be required to offer to repurchase some or all of these notes at a purchase price equal to 100% of the accreted value, plus accrued and unpaid interest and Special Interest (as defined in the senior discount notes), if any, to the date of purchase.

        The indenture governing the senior discount notes limits the Issuer's ability and the ability of its restricted subsidiaries to incur or guarantee additional debt or issue disqualified stock or preferred stock; pay dividends or make other equity distributions; repurchase or redeem capital stock; make investments or other restricted payments; create liens; enter into sale and lease-back transactions; sell assets or consolidate or merge with or into other companies; create limitations on the ability of the Issuer's restricted subsidiaries to make dividends or distributions to the Issuer; and engage in transactions with affiliates.

DESCRIPTION OF CAPITAL STOCK

        The following is a description of the material terms of our amended and restated certificate of incorporation and bylaws as each is anticipated to be in effect upon the consummation of this offering. We also refer you to our amended and restated certificate of incorporation and bylaws, copies of which will be filed as exhibits to the registration statement of which this prospectus forms a part.

Authorized Capitalization

        Our authorized capital stock consists of (i)             shares of common stock, par value $0.01 per share, of which            shares are issued and outstanding, and (ii)             shares of preferred stock, par value $0.01 per share, of which no shares are issued and outstanding. Immediately following the completion of this offering, there are expected to be            shares of common stock issued and outstanding (or            shares of common stock if the underwriters exercise their over-allotment option in full), and no shares of preferred stock outstanding.

Common Stock

        Voting Rights.    Holders of common stock are entitled to one vote per share on all matters submitted for action by the stockholders. The holders of common stock do not have cumulative voting rights in the election of directors. Accordingly, the holders of more than 50% of the shares of common stock can, if they choose to do so, elect all the directors. In such event, the holders of the remaining shares of common stock will not be able to elect any directors.

        Dividend Rights.    Holders of common stock are entitled to receive ratably dividends if, as and when dividends are declared from time to time by our board of directors out of funds legally available for that purpose, after payment of dividends required to be paid on outstanding preferred stock, as described below, if any.

        Our board of directors has adopted a dividend policy, effective upon the closing of this offering, which reflects an intention to distribute a substantial portion of the cash generated by our business in excess of operating needs, interest and principal payments on our indebtedness and capital expenditures as regular quarterly dividends to our stockholders. The initial dividend rate is expected to be equal to $    per share of common stock per annum. Our board of directors may, at its discretion, may decrease the level of dividends provided for the common stock in this dividend policy or discontinue entirely the payment of dividends. See "Dividend Policy and Restrictions."

        Liquidation Rights.    Upon our liquidation, dissolution or winding up, any business combination or a sale or disposition of all or substantially all of our assets, the holders of common stock are entitled to receive ratably the assets available for distribution to the stockholders after payment of liabilities and accrued but unpaid dividends and liquidation preferences on any outstanding preferred stock.

        Other Matters.    Holders of common stock have no preemptive or conversion rights and are not subject to further calls or assessment by us. There are no redemption or sinking fund provisions applicable to our common stock. All outstanding shares of our common stock, including the shares of common stock offered in this offering, are fully paid and non-assessable.

Preferred Stock

        Our amended and restated certificate of incorporation authorizes our board of directors to establish one or more series of preferred stock. Unless required by law or by any stock exchange on which our common stock is listed, the authorized shares of preferred stock will be available for issuance without further action by you. Our board of directors is able to determine, with respect to any series of preferred stock, the terms and rights of that series including:

  •
  the designation of the series;

  •
  the number of shares of the series, which our board may, except where otherwise provided in the preferred stock designation, increase or decrease, but not below the number of shares then outstanding;

  •
  whether dividends, if any, will be cumulative or non-cumulative and the dividend rate of the series;

  •
  the dates at which dividends, if any, will be payable;

  •
  the redemption rights and price or prices, if any, for shares of the series;

  •
  the terms and amounts of any sinking fund provided for the purchase or redemption of shares of the series;

  •
  the amounts payable on shares of the series in the event of any voluntary or involuntary liquidation, dissolution or winding-up of the affairs of our company;

  •
  whether the shares of the series will be convertible into shares of any other class or series, or any other security, of our company or any other corporation, and, if so, the specification of the other class or series or other security, the conversion price or prices or rate or rates, any rate adjustments, the date or dates as of which the shares will be convertible and all other terms and conditions upon which the conversion may be made;

  •
  restrictions on the issuance of shares of the same series or of any other class or series; and

  •
  the voting rights, if any, of the holders of the series.

Authorized but Unissued Capital Stock

        The Delaware General Corporation Law, or DGCL, does not require stockholder approval for any issuance of authorized shares. These additional shares may be used for a variety of corporate purposes, including future public offerings, to raise additional capital or to facilitate acquisitions.

        One of the effects of the existence of unissued and unreserved common stock or preferred stock may be to enable our board of directors to issue shares to persons friendly to current management, which issuance could render more difficult or discourage an attempt to obtain control of our company by means of a merger, tender offer, proxy contest or otherwise, and thereby protect the continuity of our management and possibly deprive the stockholders of opportunities to sell their shares of common stock at prices higher than prevailing market prices.

Transfer Agent and Registrar

        Equiserve Trust Company, N.A. is the transfer agent and registrar for our common stock.

Listing

        We propose to list our common stock on either the New York Stock Exchange or NASDAQ National Market, subject to official notice of issuance, under the symbol "            ".

SHARES AVAILABLE FOR FUTURE SALE

        Upon completion of the offering, we will have a total of            million shares of common stock outstanding. All of the shares sold in the offering will be freely tradable without restriction or further registration under the Securities Act by persons other than our "affiliates." Under the Securities Act, an "affiliate" of a company is a person that directly or indirectly controls, is controlled by, or is in common control with that company.

        The remaining    million shares of our outstanding common stock will be "restricted securities" within the meaning of Rule 144 under the Securities Act and may not be sold in the absence of registration under the Securities Act unless an exemption from registration is available, including the exemptions contained in Rule 144. Under the terms of the registration rights agreement, the Sponsors, which will beneficially own            shares after this offering collectively will have the ability to cause us to register the resale of their respective shares. In addition, the Sponsors and the management stockholders will have the ability to exercise certain piggyback registration rights in connection with other registered offerings. See "Related Party Transactions—Registration Rights Agreement." In addition, sales of our common stock are restricted by lock-up agreements that our directors, executive officers and Sponsors will enter into with the underwriters and with us, as more fully described in "Underwriting."

        In general, under Rule 144, a person (or persons whose shares are aggregated), including any person who may be deemed our affiliate, is entitled to sell within any three-month period, a number of restricted securities that does not exceed the greater of 1% of the then-outstanding shares of common stock and the average weekly trading volume during the four calendar weeks preceding each such sale, provided that at least one year has elapsed since such shares were acquired from us or any affiliate of ours and certain manner of sale and notice requirements and requirements as to availability of current public information about us are satisfied. Any person who is deemed to be our affiliate must comply with the provisions of Rule 144 (other than the one-year holding period requirement) in order to sell shares of our common stock that are not restricted securities (such as shares acquired by affiliates either in this offering or through purchases in the open market following this offering). In addition, under Rule 144(k), a person who is not our affiliate, and who has not been our affiliate at any time during the 90 days preceding any sale, is entitled to sell such shares without regard to the foregoing limitations, provided that at least two years have elapsed since the shares were acquired from us or any affiliate of ours.

        No prediction can be made as to the effect, if any, future sales of our shares, or the availability of shares for future sales, will have on the market price of our common stock prevailing from time to time. The sale of substantial amounts of our common stock in the public market, or the perception that such sales could occur, could harm the prevailing market price of our common stock. See "Risk Factors—Risk Factors Relating to This Offering—Future sales of shares of our common stock by our existing stockholders in the public market, or the possibility or perception of such future sales, could adversely affect the market price of our stock."

Stock Options

        Options to purchase up to an aggregate of approximately    million shares of our common stock will be outstanding as of the closing of this offering. Of these options, approximately    million will have vested at or prior to the closing of this offering and approximately    million may vest over the next two years.

        Following the consummation of this offering, we intend to file one or more registration statements on Form S-8 under the Securities Act to register all shares of common stock subject to outstanding stock options and options issuable under our 2004 Stock Option Plan and 1997 Stock Incentive Plan. After expiration of the applicable contractual resale restrictions, shares covered by these registration statements will be eligible for sale in the public markets, other than shares owned by our affiliates, which may be sold in the public market if they are registered or qualify for an exemption from registration under Rule 144.

MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES

        This discussion deals only with our common stock held as capital assets by holders who acquired common stock in this offering. This discussion does not cover all aspects of United States federal income taxation that may be relevant to the acquisition, ownership or disposition of our common stock by prospective investors in light of their particular circumstances. In particular, this discussion does not address all of the tax considerations that may be relevant to certain types of investors subject to special treatment under United States federal income tax laws, such as:

  •
  dealers in securities or currencies,

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  financial institutions,

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  regulated investment companies,

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  real estate investment trusts,

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  tax-exempt entities,

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  insurance companies,

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  persons holding common stock as part of a hedging, integrated, conversion or constructive sale transaction or a straddle,

  •
  traders in securities that elect to use a mark-to-market method of accounting for their securities holdings,

  •
  persons liable for alternative minimum tax,

  •
  United States expatriates,

  •
  "controlled foreign corporations",

  •
  "passive foreign investment companies",

  •
  corporations that accumulate earnings to avoid United States federal income tax,

  •
  investors in pass-through entities, or

  •
  U.S. holders (as defined below) whose "functional currency" is not the United States dollar.

        Furthermore, the discussion below is based upon the provisions of the Internal Revenue Code of 1986, as amended (the "Code"), and regulations, rulings and judicial decisions as of the date hereof. Those authorities may be changed, perhaps retroactively, so as to result in United States federal income tax consequences different from those summarized below. This summary does not address all aspects of United States federal income taxes and does not deal with foreign, state, local or other tax considerations. This summary is not intended as tax advice.

        A "U.S. holder" of our common stock means a beneficial owner that is for United States federal income tax purposes:

  •
  an individual citizen or resident of the United States,

  •
  a corporation (or other entity taxable as a corporation for United States federal income tax purposes) created or organized in or under the laws of the United States or any state thereof or the District of Columbia,

  •
  an estate the income of which is subject to United States federal income taxation regardless of its source, or

  •
  a trust if it (1) is subject to the primary supervision of a court within the United States and one or more United States persons have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable United States Treasury regulations to be treated as a United States person.

        If a partnership holds our common stock, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. If you are a partner of a partnership holding our common stock, you should consult your tax advisors.

        If you are considering the purchase of our common stock, you should consult your own tax advisors concerning the particular United States federal income tax consequences to you of the ownership of common stock, as well as any consequences to you arising under the laws of any other taxing jurisdiction.

Consequences to U.S. holders

        The following discussion applies only to U.S. holders.

Dividends

        A distribution on shares of our common stock will constitute a dividend for United States federal income tax purposes to the extent paid out of our current or accumulated earnings and profits as determined under the Code. Any distributions not constituting a dividend will be treated first as reducing a U.S. holder's basis in his or her shares of our common stock, and to the extent it exceeds such U.S. holder's basis, as a gain from the disposition of our common stock. Under current legislation, which is scheduled to "sunset" at the end of 2008, dividend income will generally be taxed to a U.S. holder (if such U.S. holder is an individual) at the rates applicable to long-term capital gains, provided that a minimum holding period and other requirements are satisfied. Dividends received after 2008 will be taxable to U.S. holders at ordinary income rates. Corporate U.S. holders may be entitled to a dividends received deduction with respect to distributions treated as dividend income for United States federal income tax purposes, subject to numerous limitations and requirements.

Sale, Exchange or Other Disposition of Common Stock

        Upon the sale, exchange or other disposition of shares of our common stock, a U.S. holder will recognize capital gain or loss in an amount equal to the difference between the amount realized for such U.S. holder's shares of our common stock and his or her basis in the shares of our common stock. Capital gains of individuals derived with respect to shares of our common stock held for more than one year are eligible for reduced rates of taxation. The deductibility of capital losses is subject to limitations.

Information Reporting and Backup Withholding

        In general, information reporting requirements will apply to dividends paid on our common stock and to the proceeds of sale of common stock paid to a U.S. holder other than certain exempt recipients (such as corporations). A backup withholding tax will apply to such payments if a U.S. holder fails to provide a taxpayer identification number or certification of other exempt status or fails to report in full dividend and interest income.

        Any amounts withheld under the backup withholding rules will be allowed as a refund or a credit against a U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

Consequences to non-U.S. holders

        The following discussion applies only to non-U.S. holders. A "non-U.S. holder" is a beneficial owner, other than an entity or arrangement classified as a partnership for United States federal income tax purposes, that is not a U.S. holder.

Dividends

        Dividends paid to a non-U.S. holder of our common stock generally will be subject to withholding of United States federal income tax at a 30% rate or such lower rate as may be specified by an applicable income tax treaty. A distribution will constitute a dividend for United States federal income tax purposes to the extent of our current or accumulated earnings and profits as determined under the Code. Any distribution not constituting a dividend will be treated first as reducing a non-U.S. holder's basis in his or her shares of our common stock and, to the extent it exceeds such non-U.S. holder's basis, as gain from the disposition of our common stock. However, dividends that are effectively connected with the conduct of a trade or business by the non-U.S. holder within the United States (and, where a tax treaty applies, are attributable to a United States permanent establishment of the non-U.S. holder) are not subject to the withholding tax, provided certain certification and disclosure requirements are satisfied. Instead, such dividends are subject to United States federal income tax on a net income basis in the same manner as if the non-U.S. holder were a United States person as defined under the Code.

        Dividends that are effectively connected with a non-U.S. holder's trade or business in the United States but that under an applicable income tax treaty are not attributable to a United States permanent establishment maintained by such non-U.S. holder may be eligible for a lower rate of United States withholding tax under such income tax treaty, provided such non-U.S. holder complies with the certification and disclosure requirements necessary to obtain treaty benefits. Any such effectively connected dividends received by a foreign corporation may be subject to an additional "branch profits tax" at a 30% rate or such lower rate as may be specified by an applicable income tax treaty.

        A non-U.S. holder of our common stock who wishes to claim the benefit of an applicable treaty rate and avoid backup withholding, as discussed below, for dividends will be required to (a) complete Internal Revenue Service Form W-8BEN (or other applicable form) and certify under penalty of perjury that such holder is not a United States person as defined under the Code or (b) if our common stock is held through certain foreign intermediaries, satisfy the relevant certification requirements of applicable United States Treasury regulations. Special certification and other requirements apply to certain non-U.S. holders that are entities rather than individuals.

        A non-U.S. holder of our common stock eligible for a reduced rate of United States withholding tax pursuant to an income tax treaty may obtain a refund of any excess amounts withheld by filing an appropriate claim for refund with the Internal Revenue Service.

Gain on Disposition of Common Stock

        Any gain realized on the disposition of our common stock generally will not be subject to United States federal income tax unless:

  •
  the gain is effectively connected with a trade or business of the non-U.S. holder in the United States, and, if required by an applicable income tax treaty, is attributable to a United States permanent establishment of the non-U.S. holder;

  •
  the non-U.S. holder is an individual who is present in the United States, and such non-U.S. holder is not eligible for relief under an applicable income tax treaty for 183 days or more in the taxable year of that disposition, and certain other conditions are met; or

  •
  we are or have been a "United States real property holding corporation" for United States federal income tax purposes.

        An individual non-U.S. holder described in the first bullet point immediately above will be subject to tax on the net gain derived from the sale under regular graduated United States federal income tax rates. If the gain from the sale or disposition of a non-U.S. holder's shares of common stock is effectively connected with such non-U.S. holder's trade or business in the United States but under an applicable income tax treaty is not attributable to a permanent establishment maintained by such non-U.S. holder in the United States, such gain may be exempt from United States federal income tax under the income tax treaty. An individual non-U.S. holder described in the second bullet point immediately above will be subject to a flat 30% tax on the gain derived from the sale, which may be offset by United States source capital losses, even though the individual is not considered a resident of the United States. If a non-U.S. holder that is a foreign corporation falls under the first bullet point immediately above, it will be subject to tax on its net gain in the same manner as if it were a United States person as defined under the Code and, in addition, may be subject to the branch profits tax equal to 30% of its effectively connected earnings and profits or at such lower rate as may be specified by an applicable income tax treaty or exchange of information treaty.

        We believe we are not and do not anticipate becoming a "United States real property holding corporation" for United States federal income tax purposes.

Federal Estate Tax

        Common stock held by an individual non-U.S. holder at the time of death will be included in such holder's gross estate for United States federal estate tax purposes and therefore may be subject to United States federal estate tax, unless an applicable estate tax treaty provides otherwise.

Information Reporting and Backup Withholding

        We must report annually to the Internal Revenue Service and to each non-U.S. holder the amount of dividends paid to such holder and the tax withheld with respect to such dividends, regardless of whether withholding was required. Copies of the information returns reporting such dividends and withholding may also be made available to the tax authorities in the country in which the non-U.S. holder resides under the provisions of an applicable income tax treaty.

        A non-U.S. holder will be subject to backup withholding for dividends paid to such holder unless such holder certifies under penalty of perjury that it is a non-U.S. holder, and the payor does not have actual knowledge or reason to know that such holder is a United States person as defined under the Code, or such holder otherwise establishes an exemption.

        Information reporting and, depending on the circumstances, backup withholding will apply to the proceeds of a sale of our common stock within the United States or conducted through certain United States-related financial intermediaries, unless the beneficial owner certifies under penalty of perjury that it is a non-U.S. holder (and the payor does not have actual knowledge or reason to know that the beneficial owner is a United States person as defined under the Code) or such owner otherwise establishes an exemption.

        Any amounts withheld under the backup withholding rules may be allowed as a refund or a credit against a non-U.S. holder's United States federal income tax liability provided the required information is furnished to the Internal Revenue Service.

UNDERWRITING

        Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as joint book-running managers of the offering. Under the terms and subject to the conditions contained in an underwriting agreement dated the date of this prospectus, the underwriters named below, for whom Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc., and Merrill Lynch, Pierce, Fenner & Smith Incorporated are acting as representatives, have severally agreed to purchase, and we have agreed to sell to them, the number of shares indicated below:

Name	Number of Shares
Morgan Stanley & Co. Incorporated
Citigroup Global Markets Inc.
Merrill Lynch, Pierce, Fenner & Smith Incorporated

Total

        The underwriters and the representatives are collectively referred to as the "underwriters" and the "representatives," respectively. The underwriters are offering the shares of common stock subject to their acceptance of the shares from us and subject to prior sale. The underwriting agreement provides that the obligations of the several underwriters to pay for and accept delivery of the shares of common stock offered by this prospectus are subject to the approval of certain legal matters by their counsel and to certain other conditions. The underwriters are obligated to take and pay for all of the shares of common stock offered by this prospectus if any such shares are taken. However, the underwriters are not required to take or pay for the shares covered by the underwriters' over-allotment option described below.

        The underwriters initially propose to offer part of the shares of common stock directly to the public at the initial public offering price listed on the cover page of this prospectus and part to certain dealers at a price that represents a concession not in excess of $                  a share under the initial public offering price. Any underwriter may allow, and such dealers may reallow, a concession not in excess of $                  a share to other underwriters or to certain dealers. After the initial offering of the shares of common stock, the offering price and other selling terms may from time-to-time be varied by the representatives.

        We have granted to the underwriters an option, exercisable for 30 days from the date of this prospectus, to purchase up to an aggregate of             additional shares of common stock at the public offering price listed on the cover page of this prospectus, less underwriting discounts and commissions. The underwriters may exercise this option solely for the purpose of covering over-allotments, if any, made in connection with the offering of the shares of common stock offered by this prospectus. To the extent the option is exercised, each underwriter will become obligated, subject to certain conditions, to purchase about the same percentage of the additional shares of common stock as the number listed next to the underwriter's name in the preceding table bears to the total number of shares of common stock listed next to the names of all underwriters in the preceding table. If the underwriters' option is exercised in full, the total price to the public would be $    , the total underwriters' discounts and commissions would be $    and the total proceeds to us would be $    .

        The underwriters have informed us that they do not intend sales to discretionary accounts to exceed five percent of the total number of shares offered by them.

        We intend to list our common stock on the New York Stock Exchange or NASDAQ National Market under the symbol "            ."

        We, all of our directors and executive officers and the Sponsors have agreed that, without the prior written consent of Morgan Stanley & Co. Incorporated, Citigroup Global Markets Inc. and Merrill Lynch, Pierce, Fenner & Smith Incorporated on behalf of the underwriters, we and they will not, during the period ending 180 days after the date of this prospectus:

  •
  offer, pledge, sell, contract to sell, sell any option or contract to purchase, purchase any option or contract to sell, grant any option, right or warrant to purchase, lend or otherwise transfer or dispose of, directly or indirectly, or establish or increase a put equivalent position or liquidate or decrease a call equivalent position within the meaning of Section 16 of the Exchange Act and the rules and regulations of the SEC promulgated thereunder with respect to, any shares of common stock or any securities convertible into or exercisable or exchangeable for shares of common stock;

  •
  file any registration statement with the SEC relating to the offering of any shares of common stock or any securities convertible into or exercisable or exchangeable for common stock;

  •
  enter into any swap or other arrangement that transfers to another, in whole or in part, any of the economic consequences of ownership of the common stock; or

  •
  publicly announce an intention to effect any transaction specified above;

whether any such transaction described above is to be settled by delivery of common stock or such other securities, in cash or otherwise.

        The restrictions described in the immediately preceding paragraph do not apply to:

  •
  the sale of shares to the underwriters;

  •
  the issuance by us of shares of common stock upon the exercise of an option or a warrant or the conversion of a security outstanding on the date of this prospectus of which the underwriters have been advised in writing; provided that, each recipient agrees to be subject to the restrictions described in the immediately preceding paragraph;

  •
  the issuance by us of shares or options to purchase shares of our common stock, or the repurchase by us of unvested shares upon termination of service of an employee, director, consultant or other service provider, pursuant to our stock option plans or our employee stock purchase plan of which the underwriters have been advised in writing; provided that, each recipient agrees to be subject to the restrictions described in the immediately preceding paragraph;

  •
  transactions by any person other than us relating to shares of common stock or other securities acquired in open market transactions after the completion of the offering of the shares of common stock; provided that, no filing by any party with the SEC shall be required or voluntarily made in connection with subsequent sales of shares of common stock or other securities acquired in such open market transactions; or

  •
  the filing by us of any registration statement with the SEC on Form S-8 relating to the offering of securities pursuant to the terms of a plan in effect on the date hereof of which the underwriters have been advised in writing.

        The 180-day restricted period described above is subject to extension such that, in the event that either (a) during the last 17 days of the 180-day restricted period, we issue an earnings release or material news or a material event relating to us occurs or (b) prior to the expiration of the 180-day restricted period, we announce that we will release earnings results during the 16-day period beginning on the last day of the 180-day period, the "lock-up" restrictions described above will continue to apply until the expiration of the 18-day period beginning on the earnings release or the occurrence of the material news or material event.

        In order to facilitate this offering of the common stock, the underwriters may engage in transactions that stabilize, maintain or otherwise affect the price of the common stock. Specifically, the underwriters may sell more shares than they are obligated to purchase under the underwriting agreement, creating a short position. A short sale is covered if the short position is no greater than the number of shares available for purchase by the underwriters under the over-allotment option. The underwriters can close out a covered short sale by exercising the over-allotment option or purchasing shares in the open market. In determining the source of shares to close out a covered short sale, the underwriters will consider, among other things, the open market price of shares compared to the price available under the over-allotment option. The underwriters may also sell shares in excess of the over-allotment option, creating a naked short position. The underwriters must close out any naked short position by purchasing shares in the open market. A naked short position is more likely to be created if the underwriters are concerned that there may be downward pressure on the price of the common stock in the open market after pricing that could adversely affect investors who purchase in this offering. In addition, to stabilize the price of the common stock, the underwriters may bid for, and purchase, shares of common stock in the open market. Finally, the underwriting syndicate may reclaim selling concessions allowed to an underwriter or a dealer for distributing the common stock in this offering, if the syndicate repurchases previously distributed common stock to cover syndicate short positions or to stabilize the price of the common stock. Any of these activities may stabilize or maintain the market price of the common stock above independent market levels. The underwriters are not required to engage in these activities, and may end any of these activities at any time.

        Each underwriter has represented, warranted and agreed that: (i) it has not offered or sold and, prior to the expiry of a period of six months from the closing of the offering, will not offer or sell any shares to persons in the United Kingdom except to persons whose ordinary activities involve them in acquiring, holding, managing or disposing of investments (as principal or agent) for the purposes of their businesses or otherwise in circumstances which have not resulted and will not result in an offer to the public in the United Kingdom within the meaning of the Public Offers of Securities Regulations 1995; (ii) it has only communicated or caused to be communicated and will only communicate or cause to be communicated any invitation or inducement to engage in investment activity (within the meaning of section 21 of the Financial Services and Markets Act 2000 ("FSMA")) received by it in connection with the issue or sale of any shares in circumstances in which section 21(1) of the FSMA does not apply to us; and (iii) it has complied and will comply with all applicable provisions of the FSMA with respect to anything done by it in relation to the shares in, from or otherwise involving the United Kingdom.

        The shares may not be offered or sold, transferred or delivered, as part of their initial distribution or at any time thereafter, directly or indirectly, to any individual or legal entity in the Netherlands other than to individuals or legal entities who or which trade or invest in securities in the conduct of their profession or trade, which includes banks, securities intermediaries, insurance companies, pension funds, other institutional investors and commercial enterprises which, as an ancillary activity, regularly trade or invest in securities.

        A prospectus in electronic format may be made available on the websites maintained by one or more underwriters and one or more underwriters participating in this offering may distribute prospectuses electronically. The underwriters may agree to allocate a number of shares to underwriters for sale to their online brokerage account holders. Internet distributions will be allocated by the representative to underwriters that may make Internet distributions on the same basis as other allocations.

        The underwriters, on the one hand, and we, on the other hand, have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act.

        Certain of the underwriters and their respective affiliates have, from time to time, performed, and may in the future perform, various financial advisory and investment banking services for the Issuer or its subsidiaries, for which they received or will receive customary fees and expenses. Citicorp USA, Inc., an affiliate of Citigroup Global Markets Inc., is the administrative agent and a lender, and Citigroup Global Markets Inc. is a joint lead arranger and joint bookrunner under PanAmSat's senior secured credit facilities. An affiliate of Morgan Stanley & Co. Incorporated is a lender under PanAmSat's senior secured credit facilities. In addition, Citigroup Global Markets Inc. was an initial purchaser in connection with the offering of the Issuer's senior discount notes, and Citigroup Global Markets Inc. was an initial purchaser in connection with the offering of PanAmSat's 9% senior notes.

        At our request, the underwriters have reserved for sale as part of the underwritten offering, at the initial offering price, up to                        shares, or            % of the total number of shares offered by us in this prospectus, for our directors, officers and employees. If purchased by these persons, these shares will be subject to a    -day lock-up restriction (subject to the 18-day extension described above). The number of shares of common stock available for sale to the general public will be reduced to the extent such persons purchase such reserved shares. Any reserved shares which are not so purchased will be offered by the underwriters to the general public on the same basis as the other shares offered in this prospectus.

        Prior to this offering, there has been no public market for the common stock. The initial public offering price will be determined by negotiations between us and the representatives. Among the factors to be considered in determining the initial public offering price will be our future prospects and those of our industry in general; our sales, earnings and certain other financial and operating information in recent periods; and the price-earnings ratios, price-sales ratios and market prices of securities and certain financial and operating information of companies engaged in activities similar to ours.

LEGAL MATTERS

        The validity of the issuance of the shares of common stock offered hereby will be passed upon for us by Simpson Thacher & Bartlett LLP, New York, New York. Certain partners of Simpson Thacher & Bartlett LLP, members of their families, related persons and other have an indirect interest, through limited partnerships that are investors in the KKR Millennium Fund L.P., in less than 1% of PanAmSat Holding Corporation's common stock. Certain legal matters in connection with the issuance of the shares of common stock offered hereby will be passed upon for the underwriters by Cravath, Swaine & Moore LLP, New York, New York.

EXPERTS

        The consolidated financial statements of PanAmSat Corporation as of December 31, 2003 and 2002, and for each of the three years in the period ended December 31, 2003, included in this prospectus and the related financial statement schedule included elsewhere in the registration statement have been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their reports appearing herein and elsewhere in the registration statement (which reports express an unqualified opinion and include an explanatory paragraph relating to a change in method of accounting for goodwill), and have been so included in reliance upon the reports of such firm given upon their authority as experts in accounting and auditing.

        The balance sheet of PanAmSat Holding Corporation as of September 22, 2004 included in this prospectus has been audited by Deloitte & Touche LLP, an independent registered public accounting firm, as stated in their report appearing herein and elsewhere in the registration statement, and has been so included in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

INDEX TO CONSOLIDATED FINANCIAL STATEMENTS

Page Number
PANAMSAT CORPORATION:
Annual Financial Statements
Report of Independent Registered Public Accounting Firm	F-2
Consolidated Statements of Income for the years ended December 31, 2001, 2002 and 2003	F-3
Consolidated Balance Sheets at December 31, 2002 and 2003	F-4
Consolidated Statements of Changes in Stockholders' Equity and Comprehensive Income (Loss) for the years ended December 31, 2001, 2002 and 2003	F-5
Consolidated Statements of Cash Flows for the years ended December 31, 2001, 2002 and 2003	F-6
Notes to Consolidated Financial Statements	F-7
Interim Financial Statements
Condensed Consolidated Statements of Operations (unaudited) for the three months ended September 30, 2003 and 2004	F-60
Condensed Consolidated Statements of Operations (unaudited) for the nine months ended September 30, 2003 and 2004	F-61
Condensed Consolidated Balance Sheets at December 31, 2003 and September 30, 2004 (unaudited)	F-62
Condensed Consolidated Statement of Changes in Stockholders' Equity and Comprehensive Income (Loss) (unaudited) for the nine months ended September 30, 2004	F-63
Condensed Consolidated Statements of Cash Flows (unaudited) for the nine months ended September 30, 2003 and 2004	F-64
Notes to Condensed Consolidated Financial Statements (unaudited)	F-65
PANAMSAT HOLDING CORPORATION:
Report of Independent Registered Public Accounting Firm	F-98
Balance sheet as of September 22, 2004 (Date of Initial Capitalization)	F-99
Notes to Initial Capitalization Balance Sheet	F-100

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PanAmSat Corporation

        We have audited the accompanying consolidated balance sheets of PanAmSat Corporation and subsidiaries (the "Company") as of December 31, 2003 and 2002, and the related consolidated statements of income, changes in stockholders' equity and comprehensive income (loss), and cash flows for each of the three years in the period ended December 31, 2003. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

        We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

        In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of PanAmSat Corporation and subsidiaries as of December 31, 2003 and 2002, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with accounting principles generally accepted in the United States of America.

        As discussed in Note 2 to the consolidated financial statements, in 2002 the Company changed its method of accounting for goodwill to conform to Statement of Financial Accounting Standards No. 142.

/s/ DELOITTE & TOUCHE LLP

Stamford, Connecticut
March 5, 2004
(July 16, 2004 as to Note 13,
October 8, 2004 as to Notes 2 and 10
with respect to the Company's stock split,
November 19, 2004 as to Note 16
and December 20, 2004 as to Note 14)

PANAMSAT CORPORATION

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands)

	2001	2002	2003
REVENUES:
Operating leases, satellite services and other	$802,194	$792,691	$814,006
Outright sales and sales-type leases	67,881	19,599	17,005

Total revenues	870,075	812,290	831,011

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	12,766	—	—
Depreciation and amortization	414,744	335,717	312,833
Direct operating costs (exclusive of depreciation and amortization)	147,401	126,387	149,696
Selling, general and administrative expenses	121,622	101,983	86,081
Facilities restructuring and severance costs	8,223	13,708	4,227
Gain on insurance claims	—	(40,063)	—
Loss on termination of sales-type leases	—	18,690	—

Total operating costs and expenses	704,756	556,422	552,837

INCOME FROM OPERATIONS	165,319	255,868	278,174
INTEREST EXPENSE—Net	111,153	142,470	143,632

INCOME BEFORE INCOME TAXES	54,166	113,398	134,542
INCOME TAX EXPENSE	23,562	28,350	35,010

NET INCOME	$30,604	$85,048	$99,532

NET INCOME PER SHARE—basic and diluted	$0.05	$0.13	$0.15

Weighted average shares outstanding	654,394,000	655,015,000	655,595,000

See notes to consolidated financial statements.

PANAMSAT CORPORATION

CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2003
(In thousands)

	2002	2003
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$783,998	$511,248
Short-term investments	99,785	38,936
Accounts receivable—net	34,276	77,006
Net investment in sales-type leases	22,858	23,068
Prepaid expenses and other (principally prepaid insurance)	43,170	20,428
Deferred income taxes	7,889	7,688
Insurance claim receivable	—	260,000
Receivable—satellite manufacturer	72,007	—

Total current assets	1,063,983	938,374

SATELLITES AND OTHER PROPERTY AND EQUIPMENT—Net	2,865,279	2,306,705
NET INVESTMENT IN SALES-TYPE LEASES	161,869	116,653
GOODWILL	2,238,659	2,243,611
DEFERRED CHARGES AND OTHER ASSETS—Net	157,948	129,534

TOTAL ASSETS	$6,487,738	$5,734,877

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$65,314	$71,794
Current portion of long-term debt	200,000	3,500
Current portion of satellite incentive obligations	11,995	12,654
Accrued interest payable	50,961	45,462
Deferred gains and revenues	18,923	22,436
LONG-TERM DEBT	2,350,000	1,696,500
DEFERRED INCOME TAXES	417,843	430,512
DEFERRED CREDITS AND OTHER (principally customer deposits, deferred revenue and satellite incentive obligations)	295,160	273,261

TOTAL LIABILITIES	3,410,196	2,556,119

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock, $0.01 par value—1,747,563,016 shares authorized; 655,194,037 and 655,864,175 outstanding at December 31, 2002 and 2003, respectively	6,552	6,559
Additional paid-in-capital	2,527,332	2,536,275
Retained earnings	546,093	645,625
Accumulated other comprehensive loss	(2,385)	(1,567)
Other stockholders' equity	(50)	(8,134)

Total stockholders' equity	3,077,542	3,178,758

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,487,738	$5,734,877

See notes to consolidated financial statements.

PANAMSAT CORPORATION

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND
COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED
DECEMBER 31, 2001, 2002 AND 2003
(In thousands, except share data)

	Common Stock
					Accumulated Other Comprehensive Loss
	Shares	Par Value Amount	Additional Paid-In Capital	Retained Earnings		Other Stockholders' Equity	Total	Comprehensive Income (Loss)
BALANCE, JANUARY 1, 2001	653,916,747	$6,539	$2,517,715	$430,441	$—	$—	$2,954,695
Additional issuance of common stock	856,931	9	7,252	—	—	—	7,261
Deferred compensation	—	—	41	—	—	(41)	—
Net income	—	—	—	30,604	—	—	30,604	$30,604

BALANCE, DECEMBER 31, 2001	654,773,678	6,548	2,525,008	461,045	—	(41)	2,992,560	30,604

Additional issuance of common stock	420,359	4	2,315	—	—	—	2,319
Unrealized loss on cash flow hedge	—	—	—	—	(1,546)	—	(1,546)	(1,546)
Unrealized gain on short-term investments	—	—	—	—	1	—	1	1
Foreign currency translation adjustment	—	—	—	—	(840)	—	(840)	(840)
Deferred compensation	—	—	9	—	—	(9)	—	—
Net income	—	—	—	85,048	—	—	85,048	85,048

BALANCE, DECEMBER 31, 2002	655,194,037	6,552	2,527,332	546,093	(2,385)	(50)	3,077,542	82,663

Additional issuance of common stock	670,138	7	2,287	—	—	—	2,294
Unrealized gain on cash flow hedge	—	—	—	—	204	—	204	204
Unrealized loss on short-term investments	—	—	—	—	(2)	—	(2)	(2)
Foreign currency translation adjustment	—	—	—	—	616	—	616	616
Acquisition of Hughes Global Services	—	—	—	—	—	(3,419)	(3,419)	—
Deferred compensation	—	—	6,622	—	—	(6,751)	(129)	—
Amortization of deferred compensation	—	—	34	—	—	2,086	2,120	—
Net income	—	—	—	99,532	—	—	99,532	99,532

BALANCE, DECEMBER 31, 2003	655,864,175	$6,559	$2,536,275	$645,625	$(1,567)	$(8,134)	$3,178,758	$100,350

OTHER STOCKHOLDERS' EQUITY:	December 31, 2002	December 31, 2003
Excess of purchase price over historical cost basis of net assets acquired	$—	$(3,419)
Deferred compensation, net	(50)	(4,715)

TOTAL OTHER STOCKHOLDERS' EQUITY	$(50)	$(8,134)

See notes to consolidated financial statements.

PANAMSAT CORPORATION

CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003
(In thousands)

	2001	2002	2003
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net income	$30,604	$85,048	$99,532
Adjustments to reconcile net income to net cash provided by operating activities:
Gross profit on sales-type leases	(32,715)	—	—
Depreciation and amortization	414,744	335,717	312,833
Deferred income taxes	10,811	38,107	14,722
Amortization of debt issuance costs and other deferred charges	9,107	12,474	9,731
Provision for uncollectible receivables	15,339	12,616	(1,632)
Other non-cash items	—	—	2,756
Gain on insurance claims	—	(40,063)	—
Loss on termination of sales-type leases	—	18,690	—
Facilities restructuring and severance costs	8,223	13,708	4,227
Loss on early extinguishment of debt	—	3,309	10,663
Changes in assets and liabilities, net of acquired assets and liabilities:
Collections on investments in sales-type leases	21,891	22,523	22,858
Operating lease and other receivables	3,105	(3,840)	(19,949)
Prepaid expenses and other assets	(23,484)	(10,888)	21,946
Accounts payable and accrued liabilities	54,449	27,123	(11,465)
Deferred gains and revenues	(4,170)	4,723	7,159

Net cash provided by operating activities	507,904	519,247	473,381

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(338,203)	(294,313)	(104,082)
Net sales (purchases) of short-term investments	—	(99,783)	60,846
Net proceeds from sale of property and equipment	1,932	—	—
Insurance proceeds from satellite recoveries	132,435	215,000	102,649
Proceeds from satellite manufacturer	—	—	69,500
Acquisitions, net of cash acquired	—	—	(20,151)

Net cash provided by (used in) investing activities	(203,836)	(179,096)	108,762

CASH FLOWS FROM FINANCING ACTIVITIES:
New borrowings	—	1,800,000	—
Repayments of long-term debt	(21,216)	(1,771,542)	(850,000)
Debt issuance costs	—	(41,355)	(1,456)
New incentive obligations	32,485	22,706	5,642
Repayments of incentive obligations	(8,718)	(10,717)	(11,781)
Stock issued in connection with employee benefit plans	7,302	2,328	2,328

Net cash (used in) provided by financing activities	9,853	1,420	(855,267)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	—	(839)	374

NET (DECREASE) INCREASE IN CASH AND CASH EQUIVALENTS	313,921	340,732	(272,750)
CASH AND CASH EQUIVALENTS, BEGINNING OF YEAR	129,345	443,266	783,998

CASH AND CASH EQUIVALENTS, END OF YEAR	$443,266	$783,998	$511,248

See notes to consolidated financial statements.

PANAMSAT CORPORATION

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation and Description of Business

        Basis of Presentation—Effective May 16, 1997, PanAmSat International Systems, Inc. (then operating under its previous name, PanAmSat Corporation) and the Galaxy Satellite Services division of Hughes Communications, Inc. (a wholly-owned subsidiary of General Motors Corporation ("GM")) were merged (the "Merger"). The merged company was renamed PanAmSat Corporation. The DIRECTV Group (formerly Hughes Electronics Corporation) indirectly owns approximately 80.4% of our outstanding common stock. Within these consolidated financial statements, in addition to the "company", the terms "we", "us" and "our" refer to PanAmSat Corporation and its subsidiaries.

        On April 9, 2003, GM, The DIRECTV Group and The News Corporation Limited ("News Corporation") announced the signing of definitive agreements that provided for, among other things, the split-off of The DIRECTV Group from GM and the indirect acquisition by News Corporation of approximately 34% of the outstanding capital stock of The DIRECTV Group (the "News Corporation Transactions"). These transactions were consummated on December 22, 2003. Upon completion of these transactions, News Corporation transferred its interest in The DIRECTV Group to its 82% owned subsidiary, Fox Entertainment Group, Inc ("Fox Entertainment"). In February 2004, The DIRECTV Group announced its intent to focus on the direct-to-home satellite businesses and that it has begun to evaluate how we fit into that strategic vision. The DIRECTV Group subsequently advised us that it was considering strategic initiatives with regard to its ownership interest in our company (See Note 14 "Subsequent Events").

        Description of the Business—We are a leading global facilities-based provider of video, broadcasting and network services through satellites. We lease transponder capacity on our satellites, which we own and operate, and deliver entertainment and information to cable television systems, television broadcast affiliates, direct-to-home ("DTH") television operators, Internet service providers, telecommunications companies and other corporations and governments. We also provide satellite services and related technical support for live transmissions for news and special events coverage. In addition, we provide satellite services to telecommunications carriers, corporations and Internet service providers ("ISPs") for the provision of satellite-based communications networks, including private corporate networks employing very small aperture antennas and international access to the U.S. Internet backbone.

        With 24 satellites in orbit we have one of the world's largest commercial geostationary earth orbit satellite networks, capable of reaching over 98% of the world's population. We are one of only a few companies worldwide capable of servicing a global footprint through an owned fleet of satellites. We have one of the most sophisticated ground infrastructure networks available to support the needs of our customers. We currently have seven technical facilities in the U.S., which provide transmission, monitoring and control services for operating our fleet and teleport and other services for our customers. We lease such services outside of the United States to support the remainder of our worldwide satellite fleet.

2.    Significant Accounting Policies

        Principles of Consolidation—The consolidated financial statements include our accounts and those of our domestic and foreign subsidiaries. All significant intercompany balances and transactions have been eliminated.

        Use of Estimates—The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect amounts reported therein. Due to the inherent uncertainty involved in making estimates, actual results reported in future periods may be based upon amounts that differ from those estimates.

        Revenue Recognition—We enter into contracts to provide satellite capacity and related services. Revenues are generated from outright sale, sales-type lease and operating lease contracts with customers to provide satellite transponders and transponder capacity and, in certain cases, earth station and teleport facilities, for periods typically ranging from one year to the life of the satellite. Almost all contracts stipulate payment terms in U.S. dollars.

        Pursuant to an outright sale contract, all rights and title to a transponder are purchased. In connection with an outright sale, we recognize the sale amount as revenue and the cost basis of the transponder is charged to cost of outright sales and sales-type leases.

        Lease contracts qualifying for capital lease treatment (typically based, among other factors, on the term of the lease) are accounted for as sales-type leases. For sales-type lease transactions, we recognize as revenue the net present value of the future minimum lease payments. The cost basis of the transponder is charged to cost of outright sales and sales-type leases. During the life of the lease, we recognize as revenue in each respective period, that portion of each periodic lease payment deemed to be attributable to interest income. The balance of each periodic lease payment, representing principal repayment, is recognized as a reduction of the net investment in sales-type leases. Interest income from sales-type leases of approximately $22 million, $20 million and $17 million is included in sales-type lease revenues for the years ended December 31, 2001, 2002 and 2003, respectively.

        Lease contracts that do not qualify as sales-type leases are accounted for as operating leases. Operating lease revenues are generally recognized on a straight-line basis over the lease term unless collectability is not reasonably assured (refer to "Accounts Receivable" below). Differences between operating lease payments received and revenues recognized are deferred as, or amortized from, operating lease receivables. Revenues for occasional services are recognized as services are performed and billed. We have certain obligations, including providing spare or substitute capacity if available, in the event of satellite service failure under certain long-term agreements. If no spare or substitute capacity is available, the agreements may be terminated. Except for certain deposits, we are not obligated to refund operating lease payments previously made.

        Sales-type lease agreements and contracts for the sale of transponders typically include a telemetry, tracking and control ("TT&C") service agreement with the customer, which require the customer to pay monthly service fees which are recognized and billable as the services are performed. We also earn revenues for TT&C services in relation to our operating lease agreements with customers. Fees for such services are either included in the customer's monthly lease payment or billed separately.

        We also record revenues related to equipment sales to customers. These equipment sales represent equipment purchased, constructed or developed on behalf of our customers. We recognize revenue related to these equipment sales upon the transfer to the customer of title to the equipment.

        During 2003, we entered into a long-term construction arrangement with a customer to construct an L-Band navigational payload on our Galaxy 1R replacement satellite (Galaxy 15). We recognize revenue utilizing the percentage-of-completion accounting method for such long-term construction contracts, which extend beyond one year. Revenue in relation to these contracts is recognized based upon the completion of pre-established milestones. The costs incurred to meet these milestones are recognized upon the completion of each milestone.

        Fair Value of Financial Instruments—The carrying amounts of cash, accounts receivable, accounts payable and accrued liabilities approximate their fair values generally due to the short maturity of these items. The carrying amount of the net investment in sales-type leases approximates fair value based on the interest rates implicit in the leases.

        At December 31, 1997, in connection with our debt refinancing activities, we entered into certain U.S. Treasury rate lock contracts to reduce our exposure to fluctuations in interest rates. The aggregate nominal value of these contracts was $375 million and these contracts were accounted for as hedges because they were applied to a specific refinancing plan that was consummated shortly after December 31, 1997. The cost to unwind these instruments in 1998 was $9.1 million and this amount has been deferred and is being amortized to interest expense over the terms of the related debt securities.

        Derivative Instruments and Hedging Activities—We account for our derivative instrument and interest rate hedge under Statement of Financial Accounting Standards No. 133, "Accounting for Derivative Instruments and Hedging Activities ("SFAS 133"). SFAS 133 requires all derivatives to be recorded on the balance sheet at fair value. SFAS 133 also establishes rules for hedging instruments which, depending on the nature of the hedge, require that change in the fair value of the derivatives either be offset against the change in fair value of assets or liabilities through earnings, or be recognized in other comprehensive income until the hedged item is recognized in earnings. We use derivative financial instruments, including interest rate hedges to manage market risks. We entered into a three-year interest rate hedge agreement in relation to $100 million of the outstanding borrowings under the Senior Secured Credit Facility during the third quarter of 2002 (See Note 6, "Long-Term Debt").

        Concentration of Credit Risk—We provide satellite transponders and related services and extends credit to a large number of customers in the commercial satellite communications market. Management monitors the exposure to credit losses and maintains allowances for anticipated losses that are charged to selling, general and administrative expenses. Revenues derived from affiliates of The DIRECTV Group and News Corporation comprised approximately 16% and 11%, respectively, of total revenues in 2003. No other customers provide us with revenues in excess of 10% of total revenues.

        Cash and Cash Equivalents—Cash and cash equivalents consists of cash on hand and highly liquid investments with maturities at date of acquisition of three months or less.

        Supplemental cash flow information for 2001, 2002 and 2003 is as follows (in thousands):

	2001	2002	2003
Cash received from interest	$13,254	$17,999	$13,603
Cash paid for interest	$144,503	$142,723	$158,723
Cash paid for taxes	$2,734	$2,668	$4,846
Cash received from tax refunds	$8,046	$21,220	$13,042

        Short-Term Investments—At December 31, 2003, we had short-term investments of $38.9 million versus $99.8 million at December 31, 2002. The short-term investments primarily consist of commercial paper with original maturities of up to twelve months. All of the short-term investments held as of December 31, 2003 have remaining maturities of three months or less. In accordance with Statement of Financial Accounting Standards No. 115, "Accounting for Certain Investments in Debt and Equity Securities," we have classified these short-term investments as available-for-sale. These securities are carried at estimated fair market value. The aggregate unrealized gains and losses related to these investments, net of taxes, are reflected as a part of other comprehensive income within stockholders' equity.

        Accounts Receivable—Accounts receivable include amounts earned under service agreements and occasional services which are billable as performed. An allowance for doubtful accounts is maintained in the amount of approximately $8.7 million and $6.4 million at December 31, 2002 and 2003, respectively. If collectability of the receivable is not reasonably assured at the time services are performed, we do not initially record the revenue, but rather record an allowance for customer credits to offset the receivable. If there is a change in the customer's financial status or the receivable is collected, revenue is recorded at that time. During the years ended December 31, 2002 and 2003, we recorded $11.5 million and $5.1 million, respectively, of net customer credits. The total allowance for customer credits was $13.0 million and $18.1 million as of December 31, 2002 and 2003, respectively.

        Satellites and Other Property and Equipment—Satellites and other property and equipment are stated at historical cost, or in the case of certain satellites acquired in connection with the Merger, the fair value at the date of acquisition. The capitalized cost of satellites includes all construction costs, incentive obligations, launch costs, launch insurance, and capitalized interest. Substantially all other property and equipment consists of our teleport facilities.

        Depreciation and amortization are provided using the straight-line method over the estimated useful lives of the respective assets as follows:

Estimated Lives (Years)
Satellite systems under construction	—
Satellites in service	12–15
Communications equipment	3–7
General support equipment	5–10
Buildings	25
Leasehold improvements	3–18

        The estimated useful lives of our satellites are based upon the lower of the satellite's design life or the estimated life of the satellite as determined by an engineering analysis performed during initial in-orbit testing. As the telecommunications industry is subject to rapid technological change and our satellites have been subject to certain health related anomalies, we may be required to revise the estimated useful lives of our satellites and communications equipment or to adjust their carrying amounts. Accordingly, the estimated useful lives of our satellites are periodically reviewed using current engineering data. If a significant change in the estimated useful lives of our satellites is identified, we account for the effects of such changes on depreciation expense on a prospective basis. Reductions in the estimated useful lives of our satellites would result in additional depreciation expense in future periods. If the reduction in the estimated useful life of a satellite results in undiscounted future cash flows for the satellite, which are less than the carrying value of the satellite and other associated costs grouped together, an impairment charge would be recorded.

        Deferred Charges and Other Assets—Net—Our Deferred Charges and Other Assets are summarized as follows (in millions):

	December 31, 2002	December 31, 2003
Long-Term Receivables—net	$48.6	$54.8
Customer Incentive Programs—net	27.4	26.0
Debt Issuance Costs—net	40.2	25.3
Other Assets—net	15.1	15.0
Prepaid Insurance	21.1	4.7
Investments	5.5	3.7

Total Deferred Charges and Other Assets	$157.9	$129.5

        Long-Term Receivables—net—Our long-term receivables primarily represent receivables with payment terms extending beyond one year and receivables from operating leases with escalating payment terms that are recognized on a straight-line basis into revenue over the lease term. Differences between operating lease payments received and revenues recognized are deferred as, or amortized from, operating lease receivables. These long-term receivables are net of an allowance for doubtful accounts of approximately $3.6 million and $4.9 million as of December 31, 2002 and 2003, respectively.

        Customer Incentive Programs—net—Deferred charges related to customer incentive programs are amortized against revenue over the terms of the respective customer contracts. Deferred charges related to customer contracts were $32.0 million and $33.0 million at December 31, 2002 and 2003, respectively. These costs primarily represent the cost of antennas provided to cable operators without charge pursuant to certain customer contractual arrangements as well as certain other contractual costs incurred by us in order to secure customer leases. These costs are being amortized against the related revenue recorded pursuant to the terms of the contracts and the accumulated amortization at December 31, 2002 and 2003 amounted to $4.6 million and $7.0 million, respectively.

        Debt Issuance Costs—net—Debt issuance costs of $63.1 million and $53.9 million as of December 31, 2002 and 2003, respectively, represent costs incurred by us to secure debt financing. These costs are being amortized to interest expense on a straight-line basis over the life of the related indebtedness and the accumulated amortization at December 31, 2002 and 2003 amounted to $22.9 million and $28.6 million, respectively. Debt issuance costs capitalized in 2002 and 2003 were $41.4 million and $1.5 million, respectively. Included in interest expense during 2002 and 2003 were approximately $3.3 million and $10.7 million, respectively, associated with the write-offs of unamortized debt issuance costs related to the prepayments of portions of the Senior Secured Credit Facility in 2003 and the 2002 Refinancing (as defined below) (See Note 6 "Long-term Debt").

        Other Assets—net—Our Other Assets consists of prepayments of installation at the facilities of third parties that provide TT&C services to us under long-term service agreements, as well as other miscellaneous deferred charges and other assets. The prepaid installation costs are necessary for third parties to provide services to us over the term of the related services agreement. These prepaid costs are amortized on a straight line basis over the respective contract periods. Included in other assets—net as of December 31, 2003 are $3.2 million of customer lists. As of December 31, 2002 and 2003 customer lists are net of accumulated amortization of $0 and $0.6 million, respectively (See "Identifiable Intangible Assets" below).

        Prepaid Insurance—We amortize prepaid insurance costs to expense over the terms of the respective insurance policies.

        Investments—We have investments in certain equity securities, which represent less than a 10% ownership interest. These investments are accounted for by us under the cost method and are carried at the lower of cost or market. Our investments were $5.5 million and $3.7 million at December 31, 2002 and 2003, respectively.

        Goodwill—We adopted Statement of Financial Accounting Standards No. 142 ("SFAS 142") effective January 1, 2002. Pursuant to SFAS 142, we discontinued the amortization of goodwill beginning January 1, 2002. SFAS 142 also requires at least an annual assessment of recorded goodwill for impairment. The initial annual impairment test had to be completed by December 31, 2002. Any impairment charges resulting from an annual impairment test would be recorded in operating results. We have established the fourth quarter of each year as the timeframe for annual impairment assessment. No impairment charges were required to be recorded in 2002 or 2003 as a result of these assessments (See Note 5 "Goodwill").

        Identifiable Intangible Assets—We amortize identifiable intangible assets such as customer lists using the straight-line method over their estimated useful lives ranging from 6 to 36 months. Amortization expense for identifiable intangible assets was $0 for both 2001 and 2002 and $0.6 million for 2003 (See "Deferred Charges and Other Assets—Net" above). These customer lists were acquired in conjunction with our 2003 purchases of Esatel Communications, Inc., and Sonic Telecommunications International Ltd. (See Note 8 "Acquisitions").

        Evaluation of Long-Lived Assets—We periodically evaluate potential impairment loss relating to long-lived assets including satellites, when a change in circumstances occurs, by assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets (excluding interest payments). If the undiscounted future cash flows were less than the carrying value of the asset or group of assets, an impairment charge would be recorded. We assess the recoverability of certain of our deferred charges and other assets by comparing the remaining net book value of the deferred charges and other assets at each period end with the expected future undiscounted cash flows to be generated pursuant to the customer contract that gave rise to the deferred charges. The recoverability analysis is performed for each individual deferred charge and the undiscounted cash flows are the cash flows associated with the specific customer contract that gave rise to the deferred charges. The undiscounted cash flows, as determined within the specific contractual arrangement with that customer, would be utilized to assess the recoverability of the deferred charge. The impairment charge would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved.

        In the event a portion of a satellite was rendered inoperative and/or incapable of performing its intended function, we would apply the concepts of SFAS 144, in the determination of whether an impairment loss had occurred. If an impairment loss was indicated, such amount would be recognized in the period of occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable. If no impairment loss was indicated in accordance with Financial Accounting Standards Board ("FASB") Statement No. 144 and we received insurance proceeds, the proceeds would offset the carrying value of the satellite. In the event that the insurance proceeds received exceeded the carrying value of the satellite, the excess of the proceeds over the carrying value of the satellite would be recognized in the income statement.

        In the event a portion of a satellite was rendered inoperative and/or incapable of performing its intended function and the satellite was not insured, we would apply the concepts of SFAS 144 in the determination of whether an impairment loss had occurred. In the event an impairment loss had occurred, such amount would be recognized in the period of occurrence.

        Deferred Revenues—We enter into agreements with our customers under which they make prepayments for services to be rendered over a specific period. Payments received are deferred and amortized over the periods of performance.

        Transponder Insurance—We accrue an obligation for the present value of estimated in-orbit performance insurance costs on transponder sales, sales-type leases and other agreements with performance warranty provisions, concurrently with the recognition of the related revenue. We also purchase insurance for certain of our owned satellites for all or some portion of the satellite's book value (See Note 12 "Commitments and Contingencies"). Premiums paid relative to such insurance are amortized to expense over the insurance policy terms, which are typically one to five years.

        Other Comprehensive Income (Loss)—Other comprehensive income (loss) refers to revenues, expenses, gains and losses that under accounting principles generally accepted in the United States of America are included in other comprehensive income (loss) but are excluded from net income (loss) as these amounts are recorded directly as an adjustment to stockholders' equity, net of tax. Our other comprehensive income (loss) is composed of unrealized gains and losses on available-for-sale securities, unrealized losses on our cash flow hedge, and foreign currency translation adjustments.

        Foreign Currency Translation—Assets and liabilities of our foreign subsidiaries, where the functional currency is the local currency, are translated into U.S. dollars using year-end exchange rates. Revenues and expenses of foreign subsidiaries are translated at the average exchange rates in effect during the year. Adjustments resulting from financial statement translations are included as a component of stockholders' equity. Gains and losses resulting from foreign currency transactions are recorded within the income statement when recognized.

        Income Taxes—The provision for income taxes is based upon reported income before income taxes. Deferred income tax assets and liabilities reflect the impact of temporary differences between the amounts of assets and liabilities recognized for financial reporting purposes and such amounts recognized for tax purposes, as measured by applying currently enacted tax rates.

        Beginning in 1998 through December 22, 2003, we and our subsidiaries joined with The DIRECTV Group and GM in filing a consolidated U.S. Federal income tax return. On December 22, 2003, The DIRECTV Group split-off from GM and as a result The DIRECTV Group no longer files a U.S. federal income tax return with GM. We will continue to file a consolidated U.S. federal income tax return with The DIRECTV Group which will file a U.S. federal income tax return as a separate consolidated group. Under the tax sharing agreements with The DIRECTV Group, the portion of the The DIRECTV Group's consolidated tax amounts recorded by us is generally equivalent to the amounts we would have incurred on a separate return basis. In accordance with such agreements, we provide for current and deferred income taxes as if we were the common parent of an affiliated group that is not included in the consolidated federal income tax return that includes The DIRECTV Group. At December 31, 2003, our balance sheet reflected a deferred tax asset in the amount of

$152.0 million, net of a valuation allowance, attributable to the future benefit from the utilization of certain net operating tax loss carryforwards, alternative minimum tax credits and foreign tax credits.

        Our tax sharing agreements with The DIRECTV Group do not provide for the payment by either The DIRECTV Group or us, upon our separation from The DIRECTV Group's consolidated return group, for any benefit relating to any of our tax attributes at such time. Absent amending the existing agreements to the contrary, the parties' obligations under the tax sharing agreements through the date of separation will be based on the pro forma tax returns required by such agreements. Upon separation from The DIRECTV Group, our net operating loss carryforwards and other tax attributes will be those shown on the tax returns that were actually filed and our deferred tax assets will be recomputed to reflect those attributes. The existing tax sharing agreements do not address tax matters upon separation of the companies. Since we make separate elections to treat items differently under the tax sharing agreement than reported on the actual tax returns, the tax bases in our satellites may increase and our net operating losses and other tax attributes may decrease in the event of separation (See Note 14 "Subsequent Events").

        From the Merger date in 1997 and up to the date upon which The DIRECTV Group became our 80.4% shareholder, we and our domestic subsidiaries filed a separate consolidated U.S. Federal income tax return.

        Our income tax provision, prior to 2003, included estimates of potential tax expense for the possible reduction upon the Internal Revenue Service ("IRS") audit of the tax benefits we derived from a deduction for the Extraterritorial Income Exclusion ("ETI") and its predecessor regime (the Foreign Sales Corporation) as well as for the potential tax expense that may arise from an adverse outcome from our foreign tax withholding issues. For all years prior to 2003, we have assessed our minimum and maximum exposure for Federal tax issues, including Foreign Sales Corporation and ETI issues, as well as foreign tax withholding issues, and have provided taxes in the amount of our estimated exposure.

        Various foreign governments have asserted that we are subject to income withholding taxes on the revenue derived from broadcasters who are outside their territory, broadcast into their territory and remit payments directly to us in the United States. We have vigorously contested these assertions under all applicable U.S. and foreign tax laws. We provided additional taxes in 2003 that substantially affected our effective tax rate. We consider our reserves adequate for any exposure we may have for potential income withholding taxes on this broadcaster revenue. If we are unsuccessful in our defense of any such claims, we could be exposed to a substantial cash payment liability (See Note 14 "Subsequent Events").

        Business Segment and Geographic Information—We have organized our business into two operating segments based upon the types of customers served, services provided and economic characteristics of each segment. Our operating segments are our Fixed Satellite Services segment and our Government Services segment ("G2 Satellite Solutions" or "G2") (See Note 13 "Operating Segments").

        Substantially all of our operating facilities are located in the United States. The geographic distribution of our revenues for 2001, 2002 and 2003 was as follows:

	2001	2002	2003
United States	40%	42%	44%
Latin America	22	23	19
Asia	17	16	15
Africa	12	8	9
Other	9	11	13

	100%	100%	100%

        Revenue By Service Type—For the years ended December 31, 2001, 2002 and 2003, our revenues were $870.0 million, $812.3 million and $831.0 million, respectively. These revenues were derived from the following service areas:

	2001	2002	2003
Video services	68%	66%	60%
Network services	24	24	25
Government services	2	3	9
Other services	6	7	6

Total	100%	100%	100%

        Earnings Per Share—We report our earnings per share in accordance with Statement of Financial Accounting Standards No. 128, "Earnings Per Share". Our only dilutive securities are common stock options and restricted stock units. In connection with the Transactions, on August 20, 2004, PanAmSat's Board of Directors approved an approximately 4.37 for 1 stock split of PanAmSat common stock. All share and per share amounts, as well as the par value amounts and additional paid in capital amounts related to these shares within these consolidated financial statements have been restated for all periods to give retroactive effect to the stock split. The weighted average amount of outstanding antidilutive common stock options excluded from the computation of diluted earnings per share, after giving effect to the stock split, was 15,983,242, 28,783,818 and 27,252,511 for the years ended December 31, 2001, 2002 and 2003, respectively.

        Stock-Based Compensation—Effective January 1, 2003, we adopted the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock Based Compensation," prospectively, to all employee awards granted on or after January 1, 2003, pursuant to FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". Therefore, we recorded compensation expense for employee stock options granted after December 31, 2002, but not in relation to previous awards granted. Awards granted prior to January 1, 2003 were accounted for in accordance with Accounting Principles Board Opinion No. 25, "Accounting for Stock Issued to Employees" (See "Recent Accounting Pronouncements" below).

        Recent Accounting Pronouncements—In April 2002, the FASB issued Statement of Financial Accounting Standards No. 145, "Rescission of FASB Statements No. 4, 44 and 64, Amendment of FASB Statement No. 13, and Technical Corrections" ("SFAS 145"). SFAS 145 requires that a loss on extinguishment of debt meet the requirements of APB 30 to be treated as an extraordinary item in the statement of operations. SFAS 145 also amends FASB Statement No. 13 to eliminate an inconsistency between the required accounting for sale-leaseback transactions and the required accounting for certain lease modifications that have economic effects that are similar to sale-leaseback transactions.

        In connection with the refinancing of The DIRECTV Group term loan in the first quarter of 2002, we recorded an extraordinary loss on the early extinguishment of debt as a result of the write-off of the remaining related unamortized debt issuance costs. Upon adoption of the provisions of SFAS 145 related to the rescission of FASB Statement No. 4 on January 1, 2003, we were required to reclassify this loss on extinguishment of debt, as it does not meet the new requirements for classification as an extraordinary item in accordance with SFAS 145. As such, we reclassified $3.3 million to interest expense and recorded the related income tax effect of $0.8 million within income tax expense for 2002. This reclassification had no effect on net income but resulted in lower income before income taxes for these periods.

        In June 2002, the FASB issued Statement of Financial Accounting Standards No. 146, "Accounting for Costs Associated with Exit or Disposal Activities" ("SFAS 146"). This Statement addresses financial accounting and reporting for costs associated with exit or disposal activities and nullifies Emerging Issues Task Force ("EITF") Issue No. 94-3, "Liability Recognition for Certain Employee Termination Benefits and Other Costs to Exit an Activity (including Certain Costs Incurred in a Restructuring)" ("EITF 94-3"). This Statement requires that a liability for a cost associated with an exit or disposal activity be recognized when the liability is incurred. Whereas, under EITF 94-3, a liability for an exit cost was recognized at the date of an entity's commitment to an exit plan. SFAS 146 is to be applied prospectively to exit or disposal activities initiated after December 31, 2002. As such, we adopted the provisions of SFAS 146 effective January 1, 2003. These provisions did not have a significant impact on our financial statements upon adoption. However, the adoption of these provisions has affected the timing of expense recognition on a prospective basis as compared to when these expenses would have been recognized under EITF 94-3. Our restructuring reserves as of December 31, 2002 were all recorded pursuant to EITF 94-3 at the date of our commitment to the exit plans. Beginning in 2003, we accounted for restructuring costs in accordance with SFAS 146, which requires that these restructuring charges be recorded as the related liabilities are incurred (See Note 11 "Facilities Restructuring and Severance Costs").

        In December 2002, the FASB issued Statement of Financial Accounting Standards No. 148 "Accounting for Stock-Based Compensation—Transition and Disclosure—an amendment of SFAS 123," ("SFAS 148") which is effective for financial statements for fiscal years ending after December 15, 2002, with early adoption permitted. SFAS 148 was issued to provide alternative methods of transition for a voluntary change to the fair value based method of accounting for stock-based employee compensation. We elected to adopt the expensing provisions of SFAS 123 utilizing the prospective method beginning on January 1, 2003. The following table illustrates the effect on net income as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands).

	Year Ending
	2001	2002	2003
Net income, as reported	$30,604	$85,048	$99,532
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	—	—	1,157
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(16,990)	(9,151)	(8,875)

Pro forma net income	$13,614	$75,897	$91,814

Earnings per share:
Basic and diluted—as reported	$0.05	$0.13	$0.15

Basic and diluted—pro forma	$0.02	$0.12	$0.14

        The pro forma amounts for compensation cost may not necessarily be indicative of the effects on operating results for future periods (See Note 10 "Retirement and Incentive Plans").

        In January 2003, the FASB issued FASB Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"). In December 2003, the FASB issued FIN No. 46 (Revised) ("FIN 46-R") to address certain FIN 46 implementation issues. This interpretation clarifies the application of Accounting Research Bulletin No. 51, Consolidated Financial Statements, for companies that have interests in entities that are Variable Interest Entities ("VIE") as defined under FIN 46. According to this interpretation, if a company has an interest in a VIE and is at risk for a majority of the VIE's expected losses or receives a majority of the VIE's expected gains it shall consolidate the VIE. FIN 46-R also requires additional disclosures by primary beneficiaries and other significant variable interest holders. The adoption of the provisions of this interpretation had no effect on our consolidated financial statements.

        In November 2002, the EITF reached a consensus on Issue No. 00-21, "Accounting for Revenue Arrangements with Multiple Deliverables." EITF Issue No. 00-21 addresses determination of whether an arrangement involving more than one deliverable contains more than one unit of accounting and how the related revenues should be measured and allocated to the separate units of accounting. EITF Issue No. 00-21 applies to revenue arrangements entered into after June 30, 2003. The adoption of EITF Issue No. 00-21 on July 1, 2003 had no impact on our consolidated financial statements.

        In April 2003, the FASB issued Statement of Financial Accounting Standards No. 149, "Amendment of Statement 133 on Derivative Instruments and Hedging Activities" ("SFAS 149"). SFAS 149 amends and clarifies the accounting for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities under SFAS 133, "Accounting for Derivative Instruments and Hedging Activities." SFAS 149 is generally effective for contracts entered into or modified after June 30, 2003 and for hedging relationships designated after June 30, 2003. We have limited involvement with derivative financial instruments and does not use them for trading or speculative purposes. As of December 31, 2003, our only derivative financial instrument is an interest rate hedge that was entered into in accordance with the agreement governing the Senior Secured Credit Facility (See Note 6 "Long-Term Debt"). The adoption of Statement of Financial Accounting Standards No. 149 on July 1, 2003, as required, had no impact on our consolidated financial statements.

        In May 2003, the FASB issued Statement of Financial Accounting Standards No. 150, "Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity" ("SFAS 150"). SFAS 150 establishes standards for how an issuer classifies and measures certain financial instruments with characteristics of both liabilities and equity. SFAS 150 requires that certain financial instruments be classified as liabilities that were previously considered equity. The adoption of this standard on July 1, 2003, as required, had no impact on our consolidated financial statements.

        Reclassifications—Certain prior period amounts have been reclassified to conform with the current year's presentation.

3.    Operating Leases and Net Investment in Sales-type Leases

        Future minimum lease payments due from customers under long-term operating leases on satellites in service and to be launched are as follows (in thousands):

December 31, 2003 Minimum Lease Payments
2004	$696,319
2005	601,028
2006	562,638
2007	465,894
2008	387,390
2009 and thereafter	1,596,903

Total	$4,310,172

        The components of the net investment in sales-type leases are as follows (in thousands):

	December 31,
	2002	2003
Total minimum lease payments	$277,560	$238,229
Less: unearned interest income	(82,179)	(89,654)
Less: allowance for doubtful accounts	(10,654)	(8,854)

Total net investment in sales-type leases	184,727	139,721
Less current portion	(22,858)	(23,068)

	$161,869	$116,653

        Included in the unearned interest income balance as of December 31, 2003 is approximately $23.9 million of insurance proceeds related to the Galaxy 4R insurance claim settlement. We offset the proceeds from the Galaxy 4R insurance settlement against the carrying value of the satellite and the net investment in sales-type lease, which were insured. The reduction to the net investment in sales-type lease results in additional unearned interest income which will be recognized over the term of the lease agreement (See Note 12 "Commitments and Contingencies—Satellite Insurance").

        Future minimum payments due from customers under sales-type leases and related service agreements (primarily TT&C and in-orbit performance protection) as of December 31, 2003 are as follows (in thousands):

	Minimum Lease Payments	Service Agreement Payments
2004	$39,203	$3,060
2005	39,174	3,060
2006	24,504	810
2007	21,211	360
2008	21,211	360
2009 and thereafter	92,926	1,514

	$238,229	$9,164

        On March 29, 2002, we entered into an agreement with one of our customers regarding the revision of the customer's sales-type lease agreements as well as certain other trade receivables. This agreement resulted in the termination of the customer's sales-type leases and the establishment of new operating leases in their place. As a result, we recorded a non-cash charge in our consolidated income statement during 2002 of $18.7 million.

        Future cash payments expected from customers under all long-term contractual agreements (backlog) described above, including operating leases, sales-type leases and related service agreements, aggregated approximately $4.56 billion as of December 31, 2003 (See Note 14 "Subsequent Events"). Future minimum lease payments due from customers related to satellites in service and satellites to be launched totaled approximately $3.46 billion and $1.10 billion, respectively. Included in the amounts above are 67 contracts representing total contracted backlog of $525.1 million, of which $250.6 million of contracted backlog may be terminated by the customers pursuant to certain contractual termination rights.

4.    Satellites and Other Property and Equipment—Net

        Our satellites and other property and equipment are summarized as follows (in thousands):

	December 31,
	2002	2003
Satellites in service	$3,444,248	$3,117,241
Satellite systems under development	355,524	314,951
Buildings and leasehold improvements	104,333	104,035
Machinery and equipment	319,285	301,460
Other	18,974	19,008

	4,242,364	3,856,695
Less accumulated depreciation	(1,377,085)	(1,549,990)

	$2,865,279	$2,306,705

        Satellite contracts typically require that we make progress payments during the period of the satellite's construction and orbital incentive payments (plus interest) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of December 31, 2002 and 2003, we had $152.1 million and $125.4 million recorded in relation to satellite incentive obligations. Annual maturities of these incentives as of December 31, 2003 are as follows (in thousands):

2004	$12,654
2005	12,534
2006	12,153
2007	12,214
2008	12,529
2009 and thereafter	63,321

Total	$125,405

        During 2003, we launched our Galaxy 12 and Galaxy 13/Horizons 1 satellites. We expect to launch up to three more satellites by the end of 2006. We are currently scheduled to launch Galaxy 14 in the fourth quarter of 2004 to replace Galaxy 5 at 125 degrees west longitude. We currently plan to launch Galaxy 15 in the first quarter of 2005 to replace Galaxy 1R at 133 degrees west longitude. This satellite will include an additional L-band payload. Additionally, we currently plan to launch Galaxy 16 in 2006 to replace Galaxy 4R at 99 degrees west longitude (See Note 12 "Commitments and Contingencies" and See Note 14 "Subsequent Events").

        In addition, in the second half of 2004, we expect to commence construction of Galaxy 17, an on-ground spare for Galaxy 11, which will also serve as a spare to protect against launch failure of Galaxy 16. Finally, we are working with the customers on PAS-6B to address their future needs. To address those needs we may construct and launch a new satellite prior to the end of the life of PAS-6B. No commitments have been made for the procurement of these satellites at this time.

        The satellite construction contracts contain provisions that allow us to terminate the contracts with or without cause. If terminated without cause, we would forfeit our progress payments and be subject to termination payments that escalate with the passage of time. If terminated for cause, we would be entitled to recover any payments it made under the contracts and certain liquidated damages as specified in the contracts.

        We have entered into launch contracts for the launch of both specified and unspecified future satellites. Each of our launch contracts provides that we may terminate such contract at our option, subject to payment of a termination fee that increases in magnitude as the applicable launch date approaches. In addition, in the event of a failure of any launch, we may exercise the right to obtain a replacement launch within a specified period following our request for re-launch.

        We have experienced various technical incidents on a number of our in-orbit satellites. These incidents generally have resulted in one or more of the following: (i) a limitation or total loss of the satellite's ability to provide the full complement of services that it was designed to provide, (ii) a material reduction to the satellite's expected orbital life, or (iii) a reduction in certain of the satellite's on-board redundant systems exposing it to potential damage in the event of an additional incident. Whenever we experience a satellite anomaly or failure, we conduct an investigation of the cause of the event and determine the effects, if any, that the anomaly may have on the carrying value of our satellites and other assets and liabilities.

  BSS 601 HP XIPS

        The Boeing model 601 HP spacecraft ("BSS 601 HP") uses a Xenon-Ion Propulsion System ("XIPS") as its primary propulsion system. There are two separate XIPS on each BSS 601 HP, each one of which is capable of maintaining the satellite in its orbital position. The spacecraft also has a completely independent bi-propellant propulsion system as a backup to the XIPS. As a result, a single failure of a XIPS on a BSS 601 HP typically would have no effect on the satellite's performance or its operating life. A failure of a second XIPS on a satellite would also have no impact on the performance of that satellite. However, such a failure would require the use of the backup bi-propellant propulsion system, which could result in a shorter operating life for the satellite depending on the amount of bi-propellant fuel remaining. XIPS failures do not typically result in a catastrophic failure of the satellite or affect the communications capability of the satellite.

        Certain of our BSS 601 HP spacecraft have experienced various problems associated with XIPS. We currently operate seven BSS 601 HP spacecraft, excluding Galaxy 8-i. Galaxy 8-i experienced failures of both XIPS in 2000 and continued to operate using bi-propellant until deorbited in February 2004. Two of our currently operated BSS 601 HP satellites have experienced failures of both XIPS.

        The first of the currently operated satellites with failure of both primary and secondary XIPS is Galaxy 4R. This satellite is operating as designed on its backup bi-propellant propulsion system. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite's estimated remaining useful life, based on the bi-propellant fuel on board, was reduced to approximately 3.5 years from June 28, 2003 the date of the secondary XIPS failure. The C-band capacity of this and other satellites is backed up by in-orbit satellites with immediately available capacity. We believe that this problem will not affect revenues from the customers on this satellite or our total contracted backlog, as the satellite's backup bi-propellant propulsion system has sufficient fuel to provide ample time to seamlessly transition customers to a new or replacement satellite. We have determined that the satellite's net book value and our investments in sales-type leases on this satellite are fully recoverable.

        We began accelerating depreciation on Galaxy 4R beginning in the third quarter of 2003 to coincide with the satellite's revised estimated useful life. As a result, we recorded additional depreciation expense of $7.7 million during 2003. Once a settlement is reached with the final insurance provider for this satellite, we anticipate that future depreciation on Galaxy 4R will be approximately equal to the monthly depreciation on this satellite before the anomaly occurred. We expect to begin building a replacement for this satellite in the first half of 2004 (See Note 12 "Commitments and Contingencies").

        The second satellite with failure of both primary and secondary XIPS is PAS-6B. We and the manufacturer of this satellite have determined that the XIPS on this satellite are no longer available. As a result, this satellite's estimated remaining useful life, based on the bi-propellant fuel on board, was reduced to approximately 4.9 years from July 9, 2003 the date of the secondary XIPS failure. Our PAS-6 satellite serves as a partial backup for certain capacity on PAS-6B. We do not expect this problem to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite. We are working with the customers on this satellite to provide a long-term solution for their needs (See Note 14 "Subsequent Events"). As a result of this XIPS failure, we reduced our total contracted backlog by approximately $360 million. The insurance policy on this satellite has an exclusion for XIPS-related anomalies and, accordingly, this was not an insured loss.

        We began accelerating depreciation on PAS-6B beginning in the third quarter of 2003 to coincide with the satellite's revised estimated useful life. As a result, we recorded additional depreciation expense of $6.6 million during 2003. We have determined that PAS-6B's net book value is fully recoverable.

        Of our five remaining BSS 601 HP satellites, PAS-5 has no book value and is no longer in primary customer service. The other four continue to have XIPS as their primary propulsion system. However, no assurance can be given that we will not have further XIPS failures that result in shortened satellite lives or that such failures will be insured if they occur. For three of these four satellites, as of December 31, 2003, the available bi-propellant life ranges from at least 3.4 years to as much as 7.0 years, while the fourth satellite, Galaxy 13/Horizons 1, which was placed into service in January 2004, has available bi-propellant of approximately 11.9 years.

        To reduce the effect of anomalies, our satellites and our network are designed with operational redundancies to minimize or eliminate service disruptions in the event of failure of a critical system. These redundancies may include backup and separate on-board propulsion systems, backup transponders and conservative system margins (for example, fuel and power).

        In October 2001, we filed a proof of loss under the insurance policy on PAS-7 related to circuit failures, which occurred in September 2001 and resulted in a reduction of 28.9% of the satellite's total power available for communications. Service to existing customers was not affected, and we expect that PAS-7 will continue to serve these customers. The insurance policy was in the amount of $253.4 million and included a provision for us to share 25% of future revenues on PAS-7 with the insurers. In the first quarter of 2002, our insurers confirmed to us their agreement to settle the PAS-7 insurance claim by payment to us of $215 million. Pursuant to this agreement, no future revenue share payments will be required to be made in relation to PAS-7. During the first quarter of 2002, we recorded a gain of approximately $40.1 million related to the PAS-7 insurance claim, which reflected the net proceeds agreed to by the insurers less the net book value of the PAS-7 satellite, including incentive obligations. We received the $215 million of insurance proceeds in 2002.

        At the end of the third quarter of 2000, the Galaxy 8-i satellite experienced difficulties with its XIPS, an electronic propulsion system that is used to maintain the spacecraft's proper orbit and altitude. We began accelerating depreciation of the spacecraft in the fourth quarter of 2000 to reflect its revised operational life, resulting in an increase in depreciation expense of approximately $15.0 million per quarter. Galaxy 8-i was fully depreciated in July 2002 and was deorbited in February 2004.

        As a result of the termination of the Galaxy 8-iR satellite construction contract, we received $69.5 million from the satellite manufacturer in December 2003, which represents amounts previously paid to the manufacturer (of approximately $58.8 million), liquidated damages and interest owed to us under the construction agreement. In addition, we have agreed with the Galaxy 8-iR launch vehicle provider to defer our use of the launch to a future satellite. We expect to use this launch in early 2006 to replace the Galaxy 4R satellite.

5.    Goodwill

        On January 1, 2002, we adopted SFAS 142. Among other things, SFAS 142 provides that intangible assets with finite useful lives be amortized and that goodwill and intangible assets with indefinite lives not be amortized, but rather be tested for impairment annually or when a change in circumstances occurs. We have determined that, for such impairment testing, we have only one reporting unit, which is at the enterprise level.

        SFAS 142 requires the use of fair value in determining the amount of impairment, if any, for recorded goodwill. In conjunction with our annual goodwill impairment assessment in the fourth quarter of 2003, we utilized an independent valuation expert to assist us in our assessment of the fair value of our reporting unit using a combined discounted cash flow and market approach. Our valuation resulted in a fair value for the reporting unit which exceeded the carrying value of our goodwill and, as such, no impairment charge was required in 2002 or 2003. The amount of any loss resulting from future impairment tests could be material to our results of operations.

        The adoption of SFAS 142 resulted in the elimination of goodwill amortization beginning January 1, 2002. As of December 31, 2002 and 2003, we had goodwill of approximately $2.239 billion and $2.244 billion, respectively. The increase in goodwill during 2003 of $5.0 million is attributable to certain acquisitions made during 2003 (See Note 8 "Acquisitions"). Prior to the adoption of SFAS 142, our annual goodwill amortization was approximately $65 million. Net income for the years ended December 31, 2001, 2002 and 2003 adjusted to exclude amortization expense related to goodwill which is no longer amortized, are as follows (in thousands):

	Year Ending December 31,
	2001	2002	2003
Net income: Reported net income	$30,604	$85,048	$99,532
Goodwill amortization	64,960	—	—

Adjusted net income	$95,564	$85,048	$99,532

Net income per share—basic and diluted:
Reported net income per share—basic and diluted	$0.05	$0.13	$0.15
Goodwill amortization per share	0.10	—	—

Adjusted net income per share—basic and diluted	$0.15	$0.13	$0.15

6.    Long-term Debt

        (See Note 14 "Subsequent Events")

        As of December 31, 2002 and 2003, long-term debt consisted of the following (in thousands):

	2002		2003
	Book Value	Fair Market Value	Book Value	Fair Market Value
6% Notes due 2003	$200,000	$200,000	$—	$—
6 1/8% Notes due 2005	275,000	266,750	275,000	279,125
Term Loan A due 2007	300,000	300,000	—	—
Term Loan B due 2008	700,000	700,000	—	—
6 3/8% Notes due 2008	150,000	144,000	150,000	153,000
Term Loan B-1 due 2010	—	—	350,000	350,000
8 1/2% Notes due 2012	800,000	768,000	800,000	880,000
6 7/8% Notes due 2028	125,000	112,500	125,000	125,625

	2,550,000	2,491,250	1,700,000	1,787,750
Less current maturities	200,000	200,000	3,500	3,500

Total Long-Term Debt	$2,350,000	$2,291,250	$1,696,500	$1,784,250

        Fair value amounts were determined based on quoted market prices for the Notes or on current rates available to us for debt with similar maturities and similar terms. Our $200 million 6.0% notes issued in 1998 matured on January 15, 2003 and were repaid in full from available cash. On July 14, 2003 and December 29, 2003, we made optional pre-payments of $350 million and $300 million, respectively, under our $1.25 billion Senior Secured Credit Facility from available cash on hand.

Refinancing

        In February 2002, we entered into our Senior Secured Credit Facility in an aggregate principal amount of up to $1.25 billion and completed an $800 million private placement debt offering of our Senior Notes pursuant to Rule 144A under the Securities Act of 1933, as amended. We refer to these transactions as the "Refinancing". We used $1.725 billion of the proceeds from the 2002 Refinancing to repay in full the indebtedness owed under the term loan to The DIRECTV Group. The Senior Notes were exchanged for registered notes with substantially identical terms in November 2002. Prior to the pre-payments noted above and the October 29, 2003 amendment described below, the Senior Secured Credit Facility was comprised of a $250.0 million revolving credit facility, which was undrawn and had an original termination date of December 31, 2007 (the "Revolving Facility"), a $300.0 million Term A Facility, which had an original maturity date of December 31, 2007, and a $700.0 million Term B Facility, which had an original maturity date of December 31, 2008. At October 28, 2003, the interest rates on the Term A Facility and Term B Facility were LIBOR plus 2.75% and LIBOR plus 3.5%, respectively.

        On June 18, 2003, we and the lenders under our Senior Secured Credit Facility amended the loan agreement to allow for the completion of the News Corporation Transactions without causing an event of default under such facility.

        On October 29, 2003, we amended our Senior Secured Credit Facility to provide for the refinancing of our Term A Facility and Term B Facility under a new Term Loan B-1 facility (the "Term B-1 Facility") (the "Term B-1 Facility Amendment") with an interest rate of LIBOR plus 2.5% and scheduled annual maturities of principal, after giving effect to the December 29, 2003 prepayment, as follows (in thousands):

Year Ending December 31,	Amount Due
2004	$3,500
2005	3,500
2006	3,500
2007	3,500
2008	3,500
2009	85,094
2010	247,406

Total	$350,000

        As a result of this amendment, the amount of the revolving credit facility, its termination date and the provisions relating to the commitment fee remain unchanged. The $250.0 million revolving credit facility, which is presently undrawn, will terminate on December 31, 2007 (the "Revolving Facility"). Currently, the Revolving Facility also bears interest at LIBOR plus 2.5%, although these interest rates are subject to adjustment based on our total leverage ratio. In addition, we are required to pay to the lenders under the Revolving Facility a commitment fee in respect of the unused commitments at a rate that is subject to adjustment based on our total leverage ratio. As of December 31, 2003, this commitment fee rate was 0.375% per year and the applicable interest rate on the Term B-1 Facility was 3.64%. As of December 31, 2003, we had outstanding letters of credit totaling $1.1 million, which reduced our ability to borrow against the Revolving Facility by such amount. Fees charged by the lenders for this amendment will be capitalized as debt issuance costs and amortized over the revised term of the Term B-1 Facility, along with previously capitalized debt issuance costs related to the Term A Facility and the Term B Facility.

        The indenture governing the Senior Notes due in 2012 and the agreement governing the Senior Secured Credit Facility contain various covenants that impose significant restrictions on our business. These covenants limit our ability to, among other things: incur or guarantee additional indebtedness; make certain payments such as dividends; create or permit to exist certain liens; enter into business combinations; make investments; enter into transactions with affiliates and enter into new businesses. The Senior Secured Credit Facility also limits our ability to sell certain assets. The Term B-1 Facility Amendment adjusted certain operating covenants under the Senior Secured Credit Facility to provide greater operational flexibility to us. As of December 31, 2003, we were in compliance with all such covenants.

        In accordance with the agreement governing the Senior Secured Credit Facility, we entered into an interest rate hedge agreement for 10% of the outstanding borrowings under the Senior Secured Credit Facility during the third quarter of 2002. We exchanged our floating-rate obligation on $100.0 million of our Term B Facility for a fixed-rate payment obligation of 6.64% on $100.0 million through August 30, 2005. This interest rate hedge was designated as a cash flow hedge of our variable rate Term B Facility until the October 29, 2003 Term B-1 Facility Amendment, described above. In conjunction with this amendment, the terms of this interest rate hedge were unchanged and the hedge continued on the Term B-1 Facility at the rate of 5.64% based upon the interest rate applicable to the new Term B-1 Facility. The notional amount of the interest rate hedge agreement matches the repayment schedule of the Term B-1 Facility through the maturity date of the interest rate hedge. During the year ended December 31, 2003, no ineffectiveness was recognized in the statement of operations on this hedge. In the unlikely event that the counterparty fails to meet the terms of the interest rate hedge agreement, our exposure is limited to the interest rate differential on the notional amount at each quarterly settlement period over the life of the agreements. We do not anticipate nonperformance by the counterparty. The amount accumulated in other comprehensive income will fluctuate based on the change in the fair value of the derivative at each reporting period, net of applicable deferred income taxes. The fair value of the interest rate hedge agreement is the estimated amount that we would pay or receive to terminate the agreement at the reporting date, taking into account current interest rates, the market expectation for future interest rates and our current creditworthiness. The fair value of the outstanding interest rate hedge agreement as of December 31, 2003, based upon quoted market prices from the counterparty, reflected a liability of approximately $2.1 million which is included in deferred credits and other liabilities on our consolidated balance sheet. Pursuant to the Term B-1 Facility Amendment, we will no longer be required to enter into an interest rate hedge agreement under the Senior Secured Credit Facility upon expiration of the current agreement on August 30, 2005.

        Obligations under the Senior Notes are, or will be, as the case may be, unconditionally guaranteed by each of our existing and subsequently acquired or organized domestic and, to the extent no adverse tax consequences would result therefrom, foreign restricted subsidiaries. All subsidiary guarantors, individually and in the aggregate, represent less than 1% of our consolidated total assets, total liabilities, revenues, stockholders' equity, income from continuing operations before income taxes and cash flows from operating activities, and such subsidiaries have no independent assets or operations (determined in accordance with the criteria established for parent companies in the SEC's Regulation S-X, Rule 3-10(h)). All subsidiary guarantors and all of our subsidiaries, other than the subsidiary guarantors, are minor (as defined in the SEC's Regulation S-X, Rule 3-10(h)). Accordingly, condensed consolidating financial information for us and our subsidiaries, within the notes to our consolidating financial statements, is not presented. (See Note 16 "Condensed Consolidating Financial Information")

        The Senior Notes bear interest at an annual rate of 8.5%, subject to increases pursuant to a registration rights agreement entered into in connection with the issuance of the Senior Notes. The Senior Notes require interest payments to be made semi-annually, mature in 2012, are unsecured, and are guaranteed, on a full and unconditional and joint and several basis, by all of our domestic 100% owned subsidiaries. (See Note 16 "Condensed Consolidating Financial Information")

        In addition to the Senior Secured Credit Facility and the Senior Notes, we have outstanding seven, ten and thirty-year fixed rate notes totaling $550 million issued in January 1998. The outstanding principal balances, interest rates and maturity dates for these notes as of December 31, 2003 were $275 million at 6.125% due 2005, $150 million at 6.375% due 2008 and $125 million at 6.875% due 2028, respectively. Principal on these notes is payable at maturity, while interest is payable semi-annually. In connection with the 2002 Refinancing, these notes have been ratably secured by substantially all of our assets on a pari-passu basis with the security interests covering our obligations under the Senior Secured Credit Facility.

        We had $46.5 million principal amount outstanding under notes assumed in connection with our exercise in July 1999 of an early buy-out opportunity for certain transponders under a sale-leaseback transaction relating to our Galaxy 3R satellite. The Galaxy 3R Notes matured on January 2, 2002 and were repaid in full plus accrued interest on that date from available cash.

        Annual maturities of long-term debt as of December 31, 2003 are as follows (in thousands):

Year Ending December 31,	Amount Due
2004	$3,500
2005	278,500
2006	3,500
2007	3,500
2008	153,500
2009 and thereafter	1,257,500

2010	$1,700,000

        Interest expense for 2001, 2002 and 2003 is presented net of interest income of $13.5 million, $15.2 million and $13.3 million, respectively and net of capitalized interest for 2001, 2002 and 2003 of $23.3 million, $27.3 million and $13.9 million, respectively. Included in interest expense during 2002 and 2003 were approximately $3.3 million and $10.7 million, respectively, associated with the write-offs of unamortized debt issuance costs related to the prepayments of portions of the Senior Secured Credit Facility in 2003 and the repayment of the loan to The DIRECTV Group.

7.    Income Taxes

        The income tax provision consisted of the following (in thousands):

	2001	2002	2003
Taxes currently (receivable) payable:
U.S. federal	$—	$(32,405)	$—
Foreign	2,778	1,618	1,560
State and local	1,000	1,000	1,421

Total	3,778	(29,787)	2,981

Deferred tax (benefits) liabilities:
U.S. federal	16,133	54,342	8,801
Foreign	1,806	2,164	16,387
State and local	1,845	1,631	(573)
Change in valuation allowance	—	—	7,414

Total	19,784	58,137	32,029

Total income tax provision	$23,562	$28,350	$35,010

        The income tax provision was different than the amount computed using the U.S. statutory income tax rate for the reasons set forth in the following table (in thousands):

	2001	2002	2003
Expected tax at U.S. statutory income tax rate	$18,958	$39,689	$47,090
U.S. state and local income tax rates—net of federal income tax effect	1,849	1,710	551
Extraterritorial income exclusion tax benefit	(24,094)	(17,885)	(36,620)
Non-deductible goodwill amortization	22,736	—	—
Foreign withholding taxes	1,806	2,164	16,387
Change in valuation allowance	—	—	7,414
Other	2,307	2,672	188

Total income tax provision	$23,562	$28,350	$35,010

        Temporary differences that give rise to deferred tax assets and liabilities are as follows (in thousands):

	2002		2003
	Deferred Tax Assets	Deferred Tax Liabilities	Deferred Tax Assets	Deferred Tax Liabilities
Basis differences in satellites and other property, plant and equipment	$—	$683,171	$—	$662,201
Performance incentives	37,334	—	31,124	—
Customer deposits	26,914	—	28,070	—
Accruals and advances	11,192	—	10,195	—
Tax credit carryforwards	22,117	—	23,678	—
Net operating loss carryforwards	170,500	—	135,700	—
Other	8,707	3,547	20,496	2,472

Gross deferred taxes	276,764	686,718	249,263	664,673
Valuation Allowance	—	—	(7,414)	—

Net deferred taxes	$276,764	$686,718	$241,849	$664,673

        At December 31, 2002, we had non-current deferred tax liabilities of $686.7 million and deferred tax assets of $276.8 million, of which $7.9 million was classified as current. At December 31, 2003, we had non-current deferred tax liabilities of $664.7 million and deferred tax assets of $241.8 million, of which $7.7 million was classified as current. At December 31, 2003, we had $16.3 million of alternative minimum tax credits that can be carried forward indefinitely. We also had $135.7 million of deferred tax assets relating to federal and state net operating losses that expire in varying amounts over the period of 2004–2023 if not utilized and a $7.4 million deferred tax asset relating to foreign tax credit carryforwards that expire between the years 2004–2008 if not utilized. During 2003, we recorded a valuation allowance for foreign tax credits of $7.4 million that are likely to expire prior to being utilized.

        Issues regarding our taxability in foreign jurisdictions have been raised by various tax authorities. Such authorities have proposed tax adjustments and we have vigorously contested them. In 2003, we increased our income tax provision for these adjustments and, in management's opinion, adequate provision has been made for all open years.

        During 2002, the Internal Revenue Service commenced an examination of the GM consolidated tax group for the years 1998–2000 of which we are a member. As a result, our federal income tax returns for those years are currently under examination. Management believes that adequate provision has been made for any adjustment which might be assessed as a result of these examinations.

8.    Acquisitions

        On March 7, 2003, we acquired substantially all of the assets of Hughes Global Services, Inc. ("HGS") from our affiliate, The DIRECTV Group, for approximately $8.4 million in cash and the assumption of certain related liabilities. In connection with this transaction, the HGS-3, HGS-5 and Leasat satellites are now operated as part of our fleet. HGS provides end-to-end satellite communications services to government entities, both domestically and internationally, as well as to certain private sector customers and is also a value-added reseller of satellite bandwidth and related services and equipment. The acquisition supports our strategic initiative to expand government service offerings through our wholly owned subsidiary, formerly a division of ours, G2 Satellite Solutions Corporation. The historical cost of the net assets acquired were as follows (in millions):

Total current assets	$17.6

Total assets	$18.4
Total liabilities	15.3

Net assets acquired	$3.1

        Since we and HGS are under the common control of The DIRECTV Group, the excess purchase price over the historical cost of the net assets acquired of approximately $5.3 million was recorded as a reduction to our stockholders' equity on the accompanying consolidated balance sheet as of December 31, 2003 net of deferred income taxes of approximately $1.9 million.

        On August 27, 2003, as part of our strategic initiative to expand our government service offerings, we acquired a telecommunications firm based outside of Washington, D.C. that specializes in providing end-to-end services and solutions to the U.S. Government, Esatel Communications, Inc. ("Esatel") and its related entity, Silver Springs Teleport, LC.

        To complement our ground infrastructure, in November 2003, we purchased Sonic Telecommunications International Ltd. ("Sonic"), a provider of international high-definition multimedia transmission services and business applications. Sonic's existing fiber optic network will allow us to extend the capabilities of our teleports to any location that is connectable to our teleports through that network and will provide customers with a seamless satellite/fiber network that will deliver video content to multiple locations in a highly secure manner with robust redundancy.

        The aggregate purchase price for the Esatel and Sonic acquisitions was $11.8 million. The net assets acquired included receivables, property, plant and equipment, customer lists, and goodwill as well as certain assumed liabilities.

        The results of Esatel and HGS have been included in our Government Service segment from the date of acquisition. The results of Sonic have been included in our Fixed Satellite Services segment from the date of acquisition.

9.    Related Party Transactions and Borrowings

        (See Note 14 "Subsequent Events")

Transactions with News Corporation and Its Affiliates (other than The DIRECTV Group)

        On December 22, 2003, News Corporation, GM and The DIRECTV Group announced that they successfully completed the split-off of The DIRECTV Group from GM and the acquisition by News Corporation of 34 percent of the outstanding common stock of The DIRECTV Group. After completion of the transaction, News Corporation transferred its entire 34 percent interest in The DIRECTV Group to Fox Entertainment, in which News Corporation has an equity interest of approximately 82.0 percent and voting power of approximately 97 percent.

        We are a party to agreements with News Corporation and certain of its subsidiaries and affiliates pursuant to which we provide satellite capacity, TT&C and other related services. Revenues derived from the News Corporation and its affiliates were $91.8 million in 2003, or 11% of our revenues in 2003. As of December 31, 2003, we had receivables due from News Corporation and its affiliates of approximately $32.4 million. This receivable balance is primarily comprised of a long-term receivable related to an operating lease with escalating payment terms that is being recognized on a straight-line basis into revenue over the lease term.

        In January 2004, we and Fox Entertainment signed a multi-year, multi-satellite agreement, the terms of which provide that Fox Entertainment will consolidate its entire suite of U.S. cable and broadcast programming onto our global fleet for 15 years and move a significant portion of its international traffic onto the fleet for the next decade. Fox Entertainment will now be one of our largest media customers and one of its top five global customers.

Transactions with The DIRECTV Group and Its Affiliates

        We provide satellite capacity, TT&C and other related services and facilities to several subsidiaries of The DIRECTV Group and purchases certain services and equipment from a The DIRECTV Group subsidiary. Additionally, we reimburse The DIRECTV Group for the allocated costs of certain expense items it jointly incurs with The DIRECTV Group, principally relating to administrative and other expenses. The aggregate amounts of related party transactions with The DIRECTV Group and its affiliates are summarized below (in thousands):

	2001	2002	2003
Satellite Services Revenues:
Operating lease revenues	$135,943	$140,835	$114,292
Other satellite services	25,230	25,657	14,641

Total Satellite Services Revenues	$161,173	$166,492	$128,933

Purchased Services and Equipment	$—	$—	$4,150

Allocations of administrative and other expenses	$1,917	$1,445	$1,906

Interest expense	$82,397	$6,533	$—

        The following table provides summary information relative to our accounts receivable from and accounts payable to The DIRECTV Group and its affiliates (in thousands):

	December 31,
	2002	2003
Due from affiliates	$15,062	$13,292

Due to affiliates	$—	$1,765

Tax Sharing Agreements

        We currently operate under federal and state income tax sharing agreements with The DIRECTV Group, our parent corporation (See Note 2 "Significant Accounting Policies—Income Taxes", Note 7 "Income Taxes" and Note 14 "Subsequent Events").

Satellite Procurement Agreements

        We are a party to agreements with The Boeing Company ("Boeing"), formerly Hughes Space and Communications Company ("HSC"), for the construction of satellites. Prior to the sale of HSC to Boeing on October 6, 2000, HSC was an affiliate of ours. We believe the agreements, which became obligations of Boeing following the consummation of the sale by The DIRECTV Group of HSC to Boeing, are on commercially reasonable terms, as each was procured through a competitive bidding process. We entered into an agreement in October 1998 for the construction of up to six satellites (Galaxy 10R, Galaxy 4R, PAS-9, PAS-10, Galaxy 8-iR and Galaxy 13/Horizons 1), all of which were ordered. Galaxy 10R, Galaxy 4R, PAS-9 and PAS-10 were placed in service prior to 2002. During 2003, the construction contract for Galaxy 8-iR was mutually terminated by us and Boeing. Galaxy 13/Horizons 1 was launched on October 1, 2003 and was placed in service in January 2004. Pursuant to such agreements and prior agreements with HSC for the construction of PAS-2, PAS-3, PAS-4, PAS-5, PAS-6B, PAS-1R, Galaxy 11, Galaxy 3C, and Galaxy 13/Horizons 1 a portion of the contract price (between 15% and 20%) for each satellite is paid in the form of incentive payments to be paid to HSC over a 12 to 15 year period after the construction and launch of the applicable satellite. As HSC was sold to Boeing on October 6, 2000, we did not record any satellite purchases from HSC during 2001, 2002 or 2003.

        In October 2003, The DIRECTV Group committed to acquire a new satellite from Space Systems/ Loral, which would replace our Galaxy 4R satellite and would be known as Galaxy 16. While we have made no commitment to any launch provider for the launch of this satellite, we do have launch services already under contract which could be used for this satellite (See Note 14 "Subsequent Events").

Acquisition of Hughes Global Services

        On March 7, 2003, we acquired substantially all of the assets of HGS from The DIRECTV Group (See Note 8 "Acquisitions" above).

The DIRECTV Group Term Loan

        Prior to the refinancing of our indebtedness in February 2002, we owed The DIRECTV Group $1.725 billion. We repaid The DIRECTV Group with the proceeds of the refinancing on February 25, 2002. We did not make, and we were not required to make, any principal payments on the term loan prior to its repayment. During the years ended December 31, 2001 and 2002, we made approximately $82.4 million and $7.7 million, respectively, of interest payments to The DIRECTV Group. The interest rate on the loan was tied to the interest rate on our then existing revolving credit facility. The interest rate on the term loan as of the repayment date was 2.30%.

        As a result of certain arrangements between The DIRECTV Group and us, The DIRECTV Group reimbursed us for certain fees and expenses incurred in the 2002 Refinancing. Such reimbursement was approximately $2.6 million and was received in 2002 (See Note 6 "Long-Term Debt").

Other Transactions

        In addition, The DIRECTV Group leases office space in Long Beach, California and land for our teleport in Castle Rock, Colorado, to us and provides general liability insurance and certain administrative services to us, including the provision of certain advisory and audit services, and permits the participation by us and our employees in certain discount programs. During the years ended December 31, 2001, 2002 and 2003, we incurred expenses related to such arrangements with The DIRECTV Group of approximately $1.9 million, $1.4 million and $1.9 million, respectively.

        During 2003, we transferred an authorization for a Ka-band orbital slot to Hughes Network Systems, Inc. ("HNS"), an affiliate, in exchange for a contingent payment of approximately $2.1 million. The payment is payable upon the launch of a satellite by HNS to such orbital slot. The Federal Communications Commission has approved the transfer of this authorization.

        During the fourth quarter of 2003, we agreed to amend our transponder lease agreements with DIRECTV Latin America ("DTVLA"). This amendment became effective in February 2004 upon DTVLA's emergence from the Chapter 11 bankruptcy process. In conjunction with these amendments we agreed to accept reduced cash payments in the early years, most of which we expect to recapture in later years, and The DIRECTV Group has agreed to guarantee all of the transponder lease agreements with DTVLA for a period of five years (See Note 14 "Subsequent Events").

        Included in our total contracted backlog of $4.56 billion as of December 31, 2003 is $1.30 billion of contracted backlog from News Corporation, The DIRECTV Group and their affiliates, of which $76.7 million may be terminated pursuant to certain contractual termination rights. Contracted backlog represents future cash payments expected from customers under all long-term contractual agreements.

10.    Retirement and Incentive Plans

  Employee Benefit Plans:

        Defined Contribution Plans 401(k) Plan—We have a 401(k) plan for qualifying employees. We match a portion of the employee contributions with shares of our common stock. The number of shares contributed to the plan and the respective market values were 298,934, 420,359, and 592,253 shares and $2.2 million, $1.8 million, and $2.1 million for 2001, 2002 and 2003, respectively.

        Deferred Compensation Plan—We have a Supplemental Savings Plan and a Deferred Compensation Plan for eligible employees. Under both plans, executives and other highly compensated employees are entitled to defer a portion of their compensation to future years. The annual amount that can be deferred is subject to certain limitations, and a portion of the employee's contribution may be matched if the employee elected to defer the maximum amount permissible under the 401(k) plan and the Internal Revenue Code of 1986, as amended. The maximum annual match under the 401(k) plan is limited to an aggregate level of 4% of annual compensation. The matched portion of the Supplemental Savings Plan consists of "credits" which vest when awarded. Contributions that receive employer matching are required to be deferred until termination of employment, and any non-matched contributions may be deferred over a period selected by the employee. In addition, we, at our discretion, may make contributions to the Deferred Compensation Plan and the Supplemental Savings Plan for the benefit of any participant as supplemental compensation. The Deferred Compensation

Plan and the Supplemental Savings Plan are unfunded plans, and the deferrals and matching credits will receive earnings based upon rates set by the Compensation Committee of the board of directors (the "Compensation Committee"), but in no event will these amounts earn less than 100% of the Moody's Corporate Bond Index Rate.

        1997 Stock Incentive Plan—On May 5, 1997, our board of directors adopted the PanAmSat Corporation Long-Term Stock Incentive Plan (the "Stock Plan"), which provides for the granting of nonqualified stock options, incentive stock options, alternate appreciation rights, restricted stock, performance units and performance shares to executive officers, other employees, directors and our independent contractors. Restricted stock, performance units and performance shares may be granted at the discretion of the Compensation Committee on such terms as the committee may decide. Effective December 7, 2000, we amended the Stock Plan to provide that, upon a "Change-in-Control" (as defined) of us, all unvested stock options and other awards granted under the Stock Plan would immediately vest and become exercisable, and restrictions on any awards such as restricted stock would immediately lapse. The recently completed News Corporation Transactions did not meet the definition for a Change-in-Control as defined by the Stock Plan. Also effective December 7, 2000, the Stock Plan was amended to eliminate the portability of unvested options for employees transferring to non-controlled affiliates, such as The DIRECTV Group.

        As approved by our board of directors in December 2000 and as subsequently ratified by our stockholders in June 2001, the maximum number of shares of common stock that may be issued under the Stock Plan was increased to 76,264,262. The maximum number of shares of common stock that may be issued to any grantee pursuant to the plan is 8,737,815. The Stock Plan is administered by the Compensation Committee. As of December 31, 2003, nonqualified options for 29,794,049 shares of common stock (net of options expired or terminated) have been granted under the Stock Plan. Such options are exercisable at a price equal to 100% of the fair market value at the date of grant and vest ratably over three to four years. In 2001, 2002 and 2003, we issued 10,206,860, 0 and 0 options, respectively, under a two-year grant program with ratable vesting over a four-year period, and 2,802,676, 8,366,895 and 214,950 options, respectively, under the existing annual grant program with ratable vesting over three years (See Note 14 "Subsequent Events"). Activity in our Stock Plan during the past three years is summarized below:

	Shares	Weighted Average Exercise Price	Range
Outstanding at January 1, 2001	18,013,312	$8.37	$6.64–$14.48
Options granted	13,009,536	8.40	5.01–8.97
Options exercised	(458,578)	7.03	6.64–7.13
Options expired or terminated	(5,576,330)	8.42	5.01–14.48

Outstanding at December 31, 2001	24,987,940	$8.39	$5.01–$14.48
Options granted	8,366,895	4.84	3.35–5.36
Options exercised	—	—	—
Options expired or terminated	(3,798,118)	8.33	3.97–14.48

Outstanding at December 31, 2002	29,556,717	$7.39	$3.35–$14.48
Options granted	214,950	3.65	3.23–4.93
Options exercised	(7,493)	4.49	3.97–4.86
Options expired or terminated	(2,249,568)	7.47	3.31–14.48

Outstanding at December 31, 2003	27,514,606	$7.36	$3.23–$14.48

Options exercisable at December 31, 2001	8,196,778	$8.32	$6.64–$14.48

Options exercisable at December 31, 2002	12,010,245	$8.32	$5.01–$14.48

Options exercisable at December 31, 2003	17,981,226	$7.83	$3.35–$14.48

Range of Exercise Prices	Options Outstanding at December 31, 2003	Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Exercisable As of December 31, 2003	Weighted Average Exercise Price
$3.23–4.22	484,883	9.1 Years	$3.69	96,422	$3.81
$4.86–$5.36	7,517,177	8.1 Years	$4.91	2,637,697	$4.92
$6.64–$7.45	8,249,751	5.8 Years	$7.16	7,182,646	$7.13
$7.94–$8.64	756,162	6.3 Years	$8.01	635,126	$8.02
$8.73–$9.24	8,272,155	6.5 Years	$8.81	5,411,211	$8.84
$10.00–$11.29	916,488	6.4 Years	$10.60	772,632	$10.65
$11.59–$12.99	1,090,916	5.9 Years	$11.73	1,018,418	$11.73
$13.35–$14.48	227,074	5.7 Years	$14.29	227,074	$14.29

	27,514,606	6.7 Years	$7.36	17,981,226	$7.83

        Effective January 1, 2003, we adopted the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock Based Compensation," prospectively, to all employee awards granted on or after January 1, 2003, pursuant to FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure". Therefore, we recorded compensation expense for employee stock options granted after December 31, 2002, but not in relation to previous awards granted.

        During the year ended December 31, 2003, we issued 214,950 options to purchase shares under the Stock Plan. Compensation expense for these options is based on the fair value of the options at the respective grant dates utilizing the Black-Scholes model for estimating fair value. We recorded compensation expense related to these options of approximately $34 thousand during 2003. Under the intrinsic value method reported previously, no compensation expense had been recognized on options granted through December 31, 2002, as the exercise price of the options granted equaled the market price of our common stock on the date of grant for all prior grants.

        On April 30, 2003, the Compensation Committee approved the issuance of up to 2,184,454 restricted stock units under the Stock Plan. On April 30, 2003 and November 3, 2003 we issued 1,741,010 and 8,738, respectively, of these restricted stock units under the Stock Plan to certain employees. The restricted stock units vest 50% on the second anniversary of the grant date and the remaining 50% on the third anniversary. Stock compensation expense is being recognized over the vesting period based on our stock price on the April and November grant dates of $3.96 and $4.91, respectively. We recorded compensation expense related to the restricted stock units of approximately $1.8 million during 2003 (See Note 2 "Significant Accounting Policies—Recent Accounting Pronouncements" and Note 14 "Subsequent Events").

        The weighted average fair value of options granted in 2001, 2002 and 2003 were $3.56 per share, $1.99 per share and $1.30 per share, respectively. These estimates were based on the Black-Scholes option pricing model with the following weighted average assumptions:

	Year Ending
	2001	2002	2003
Risk free rate	4.8%	4.3%	2.8%
Dividend yield	0%	0%	0%
Expected life	5 years	5 years	5 years
Stock volatility	40.0%	39.3%	35.0%

        From 1998 to 2001, directors who were not full-time employees received their annual retainers in shares of our restricted common stock. The shares were issued each year after our annual meeting, vested quarterly over the course of the year served, and could not be sold for a period of six months after vesting, subject to our trading policies. Directors also received meeting fees in shares of our restricted common stock. The shares were issued after each in-person or telephonic board or committee meeting attended, and could not be sold for a period of six months following the date of grant, subject to our trading policies. As a group, each member of the board of directors who is not our employee or our affiliates ("Non-Employee Director") received 18,939 shares with a weighted average fair value of $10.36 per share in 2000 and 32,627 shares with a weighted average fair value of $8.62 per share in 1999. Directors also were granted non-qualified stock options for 5,313 shares at an average price of $8.21 in 1999, and 18,716 shares at an average price of $12.15 in 1998 under the Stock Plan (as described above) upon their initial year of election to the board of directors. Director stock option grants vest over a six-month period from the date of grant and all 24,029 shares became exercisable in 1999.

        On December 7, 2000, our board of directors approved a compensation program for Non-Employee Directors, the PanAmSat Corporation Non-Employee Directors Fee Plan. Effective

January 1, 2001, each Non-Employee Director was eligible to receive an annual fee of $50,000 for services rendered as a member of the board of directors and an additional annual $5,000 fee for each member who serves as a chairperson of a committee of the board of directors. Each Non-Employee Director may elect to receive up to 50% of the aggregate amount of the fee in cash. Any amount not paid to a Non-Employee Director in cash will be paid in restricted shares of our common stock. The number of shares to be issued in payment of the fees will be calculated based on the average daily closing price of our common stock on Nasdaq during the month prior to the date of grant. The shares vest 100% on the first anniversary of the date the shares are granted; prior to being fully vested, such shares will be subject to forfeiture upon the termination of a board member's services. Directors may also elect to defer the fees, payable in stock, in the form of units of our common stock, to the PanAmSat Corporation 1999 Non-Employee Directors Compensation Deferral Plan. In 2001, Non-Employee Directors were granted 9,144 restricted shares and 18,799 restricted units were deferred at a price of $8.78 per share and cash of $25,000. During 2002, Non-Employee Directors were granted 15,663 restricted shares and 16,169 restricted units that were deferred at a price of $4.95 per share and cash of $57,500.

        On February 28, 2003, our board of directors approved a revised compensation program for Non-Employee Directors under the PanAmSat Corporation Non-Employee Directors Fee Plan (the "Revised Compensation Program"). Pursuant to the Revised Compensation Program, effective January 1, 2003, each Non-Employee Director was eligible to receive an annual fee of $75,000 for services rendered as a member of the board of directors, which is payable at each director's election either (a) all in restricted stock granted under the Stock Plan or (b) up to 40% ($30,000) in cash and the balance in restricted stock. Additionally, under the Revised Compensation Program, the Non-Employee Director chairing the audit committee was eligible to receive an additional annual fee of $15,000 and each Non-Employee Director who serves as a chairperson of a committee of the board of directors other than the audit committee was eligible to receive an additional annual fee of $10,000. Each of these additional fees are payable at such director's election either (a) all in restricted stock granted under our Stock Plan or (b) up to 50% in cash. The number of shares to be issued in payment of the fees will be calculated based on the average daily closing price of our common stock on Nasdaq during the month prior to the date of grant. The shares vest 100% on the first anniversary of the date the shares are granted; prior to being fully vested, such shares will be subject to forfeiture upon the termination of a board member's services. Directors may also elect to defer the fees payable in stock, in the form of units of our common stock, to the PanAmSat Corporation 1999 Non-Employee Directors Compensation Deferral Plan. During 2003, Non-Employee Directors were granted 34,134 restricted shares and 27,987 restricted units were deferred at a price of $3.66 per share and cash of $107,500.

        In January 1999, we terminated the stock options previously granted to a senior executive of ours and issued new options to this individual whose status changed from employee to consultant. Under the terms of the new option agreement, the options have strike prices equal to the strike prices of the former options and vest over a six-month period. The new options have a term of five years and contain a twelve-month non-compete restriction with respect to options exercised on or before December 31, 2000. These nonqualified stock options were not issued from shares reserved for the Stock Plan and consist of options for 174,756 shares at a strike price of $8.93 per share, and 136,528 shares with a strike price of $6.64 per share. In 1999, compensation expense of $1.2 million was recognized relative to these options based on the Black-Scholes valuation of the options as they vested (See Note 14 "Subsequent Events").

        Compensation Plans—On May 16, 1997, we assumed the certain obligations of PanAmSat International with respect to its General Severance Policy, Employee Separation Plan and an Executive Severance Pay Program. These plans allow for benefits to be paid to the former employees of PanAmSat International who became our employees as a result of the Merger under certain circumstances relating to a termination of employment. The benefits provided under these programs expired at various dates through May 1999. Agreements with two of our officers were replaced with new retention agreements that provide for cash payments and the issuance of restricted stock units that entitle the holder to receive shares of our common stock. These latter agreements contain a vesting term of three years, and the related compensation expense is being amortized over the vesting period. Two of our other officers exercised their severance agreements and were entitled to separation payments that are subject to a non-compete agreement. A portion of the separation compensation expense has been assigned to the non- compete agreement and is being amortized over its term. During 2001, 2002 and 2003 compensation expense of $1.1 million, $0.3 million and $0, respectively, has been recorded for these separation and retention agreements.

11.    Facilities Restructuring and Severance Costs

        Facilities restructuring and severance costs were $13.7 million and $4.2 million for the years ended December 31, 2002 and 2003, respectively.

        As part of our continuing effort to improve operational efficiencies, in October 2003 our management approved a plan to reduce our workforce by approximately 45 employees. As a result, we recorded a severance charge of approximately $1.4 million in the fourth quarter of 2003. These severance costs were primarily be related to employee compensation, benefits and outplacement services.

        In January 2003, our management approved a plan to consolidate certain of our teleports in order to improve customer service and reduce operating costs. Under this plan, our Homestead teleport was closed in 2003, and we expect to close our Spring Creek teleport during 2004. In addition, our Fillmore and Castle Rock teleports will provide reduced services. This teleport consolidation plan will include the disposal of land, buildings and equipment located at these teleports and severance related costs for approximately 40 employees which will be required to perform future services. During 2003, we recorded charges of $4.2 million related to this teleport consolidation plan, primarily representing severance costs.

        On March 29, 2002, our management approved a plan to restructure several of our United States locations and close certain facilities, some of which are currently being leased through 2011. We recorded a non-cash charge in our consolidated income statement of $13.9 million. This charge reflected future lease costs, net of estimated future sublease revenue, of $9.8 million related to approximately 113,000 square feet of unused facilities and the write-off of approximately $4.1 million of leasehold improvements related to these facilities. In 2003, we recorded restructuring credits of $1.4 million related to the signing of sub-lease agreements for amounts higher than originally estimated.

        We recorded severance costs of $8.2 million for the year ended December 31, 2001. An additional $1.3 million of severance costs was recorded during the first quarter of 2002. These costs were related to our expense reduction and NET-36 (now webcast services) restructuring plan that began in the third quarter of 2001 and were primarily comprised of employee compensation and benefits, outplacement services and legal and consulting expenses associated with the workforce reduction. During 2002, we recorded a restructuring credit of $1.5 million for the reversal of prior period severance charges due to actual legal costs being lower than originally estimated and a lower than anticipated use of certain outplacement service and other benefits.

        The following table summarizes the recorded accruals and activity related to these teleport consolidation, facilities restructuring and severance charges (in millions):

	Facilities Restructuring	2001 Severance Costs	Teleport Consolidation	2003 Severance Costs	Total
Balance as of December 31, 2001	$—	$2.9	$—	$—	$2.9
2002 restructuring charges (credits)	13.9	(0.2)	—	—	13.7
Less: net cash payments in 2002	(2.2)	(2.5)	—	—	(4.7)
Less: non-cash items in 2002	(4.1)	—	—	—	(4.1)

Balance as of December 31, 2002	7.6	0.2	—	—	7.8
2003 restructuring charges (credits)	(1.4)	—	4.2	1.4	4.2
Less: net cash payments in 2003	(1.6)	(0.1)	(2.4)	(0.7)	(4.8)

Balance as of December 31, 2003	$4.6	$0.1	$1.8	$0.7	$7.2

12.    Commitments and Contingencies

       We have commitments for operating leases primarily relating to equipment and our executive office facilities in Wilton, Connecticut and various other locations. These leases contain escalation provisions for increases as a result of increases in real estate taxes and operating expenses. Minimum annual rentals of all leases, exclusive of potential increases in real estate taxes, operating assessments and future sub-lease income, are as follows (in thousands):

2004	$5,448
2005	5,130
2006	4,845
2007	4,415
2008	4,163
2009 and thereafter	8,757

$32,758

        Rental expenses under the operating leases were $7.7 million in 2001, $6.4 million in 2002 and $5.9 million in 2003.

Satellite Commitments

        We have invested approximately $4.2 billion in our existing satellite fleet and ground infrastructure through December 31, 2003, and had commitments for approximately $34.2 million of expenditures remaining under existing satellite construction contracts and $50.5 million remaining under existing satellite launch contracts as of December 31, 2003. These commitments related to satellite construction and launch contracts are net of approximately $6.1 million of costs to be paid by JSAT International Inc. in conjunction with our Horizons joint venture. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable, up to thirty days prior to the satellite's launch. As of December 31, 2003, we did not have any commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

        In October 2003, we amended our launch and construction contracts related to the Galaxy 1R replacement satellite to allow for the construction of a navigation payload on this satellite. This navigation payload will utilize L-band frequencies and will function independently from the C-band payload. As of December 31, 2003, we had remaining commitments in relation to these contracts of approximately $12.8 million. We have entered into an agreement with a customer for the sale and use of this L-band payload.

        In October 2003, The DIRECTV Group committed to acquire a new satellite from Space Systems/ Loral, which would replace our Galaxy 4R satellite and would be known as Galaxy 16. While we have made no commitment to any launch provider for the launch of this satellite, we do have prepaid launch services already under contract, which could be used for this satellite (See Note 14 "Subsequent Events").

Satellite Insurance

        On February 19, 2003, we filed proofs of loss under the insurance policies for two of our BSS 702 spacecraft, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels. The insurance policies for Galaxy 11 and PAS-1R were in the amounts of approximately $289 million and $345 million, respectively, for total losses, and both included a salvage provision requiring that we share 10% of future revenues from these satellites with the insurers. On December 29, 2003 we reached a partial loss settlement of these insurance claims for payment of $260 million with no future revenue share. This negotiated resolution balances the expected loss of capacity and the remaining use expected to be achieved with respect to the satellites. The availability and use of any proceeds from the Galaxy 11 and PAS-1R insurance claims are restricted by the agreements governing our debt obligations. As of the date hereof, we have received substantially all of the settlement amount and plan on using these proceeds to replace existing satellites over the next several years.

        At the end of June 2003, the secondary XIPS on our Galaxy 4R satellite ceased working. On July 31, 2003, we filed a proof of loss under the insurance policy for our Galaxy 4R spacecraft, in the amount of $169 million, subject to salvage. During the third quarter of 2003, we reached an agreement with all but one of the insurers representing, in the aggregate, approximately 83 percent of the insurance coverage on the satellite. As a result, in the third quarter of 2003, we recorded an insurance claim receivable of $102.6 million reflecting the insurance policy amount for these insurers less a negotiated settlement for salvage. We received these proceeds during the fourth quarter of 2003. We proportionately offset the proceeds from this settlement against the insured carrying value of the satellite and the net investment in sales-type lease. In October 2003, we commenced arbitration proceedings against the last insurance provider over a disputed portion of the remaining claim. We are developing plans to replace this satellite prior to the end of its useful life using anticipated insurance proceeds and a spare launch service contract that we had purchased previously (See Note 14 "Subsequent Events").

        As of December 31, 2003 we had in effect launch and in-orbit insurance policies covering 11 satellites in the aggregate amount of approximately $1.1 billion. As of such date, these insured satellites had an aggregate net book value and other insurable costs of $1.4 billion. We have 15 uninsured satellites in orbit. The uninsured satellites are: PAS-4 and PAS-6, which are used as backup satellites; PAS-5 and PAS-7 for which we received insurance proceeds for constructive total losses; Galaxy 1R, Galaxy 3R, Galaxy 5 and SBS-6, which are approaching the ends of their useful lives; Galaxy 8-i, which is fully depreciated and was deorbited in February 2004; Galaxy 11 and PAS-1R which we recently reached a settlement of these insurance claims for payment to us of $260 million; Galaxy 9 for which we determined that insurance was not available on commercially reasonable terms; and HGS-3, HGS-5 and Leasat, which have an aggregate book value of less than $1 million. Our Galaxy 12 and Galaxy 9 satellites serve as an in-orbit backup for all or portions of Galaxy 1R, Galaxy 4R, Galaxy 5, Galaxy 10R, Galaxy 11 and Galaxy 13/Horizons 1 (See Note 14 "Subsequent Events").

        Of the insured satellites, as of December 31, 2003, seven were covered by policies with substantial exclusions or exceptions to coverage for failures of specific components identified by the underwriters as at risk for possible failure ("Significant Exclusion Policies"). The exclusions reduce the probability of an insurance recovery in the event of a loss on these satellites. Four of these satellites, PAS-2, PAS-3R, PAS-8 and PAS-9 have operational redundancies available for the systems on which exclusions have been imposed. We believe that these redundancies allow for uninterrupted operation of the satellite in the event of a failure of the component subject to the insurance exclusion. The fifth such satellite, PAS-6B is currently operating on its backup bi-propellant propulsion system (See Note 4 "Satellite and Other Property and Equipment—Net"). The sixth such satellite, Galaxy 4R, for which a proof of loss has been filed (as described above), has a remaining policy covering $20.6 million of investments in sales-type leases that is subject to a component exclusion. Galaxy 4R is currently operating on its backup bi-propellant propulsion system. The seventh satellite, Galaxy 13/Horizons 1, which was launched on October 1, 2003, continues to have a fully redundant XIPS as its primary propulsion system. Certain enhancements have been made to XIPS on this satellite to make the systems more robust. In addition, this satellite has available backup bi-propellant of approximately 11.9 years.

        At December 31, 2003, the uninsured satellites and the satellites insured by Significant Exclusion Policies had a total net book value and other insurable costs of approximately $1.3 billion. Of this amount, $584 million related to uninsured satellites and $752 million related to satellites insured by Significant Exclusion Policies.

        Upon the expiration of the insurance policies, there can be no assurance that we will be able to procure new policies on commercially reasonable terms. New policies may only be available with higher premiums or with substantial exclusions or exceptions to coverage for failures of specific components.

        An uninsured failure of one or more of our satellites could have a material adverse effect on our financial condition and results of operations. In addition, higher premiums on insurance policies will increase our costs, thereby reducing our operating income by the amount of such increased premiums.

Customer and Vendor Obligations

        We have certain contracts with our customers which require that we provide equipment, services and other support to these customers during the course of the related contracts. As of December 31, 2003, we had commitments under these customer contracts which aggregated approximately $35.0 million related to the provision of equipment, services and other support.

        We have certain long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of December 31, 2003, we had commitments under these vendor contracts which aggregated approximately $87.2 million related to the provision of equipment, services and other support.

Executive Agreements

        One of our executives is party to an employment agreement which provides for, among other things, the payment of severance and other benefits upon the termination of the executive without cause or for good reason (as defined in such agreement). Certain other executives are party to change-in-control severance agreements, which provide for payment of severance and other benefits in the event of an involuntary termination of the executive's employment (as defined in such agreements) within three years after a change-in-control of The DIRECTV Group. As a change-in-control of The DIRECTV Group occurred on December 22, 2003, these agreements will apply if an involuntary termination of the executive occurs on or before December 22, 2006. If all of these executives receive the termination related benefits as specified by their respective agreements, the aggregate cost to us would be in the range of $9.0 million to $11.0 million.

        Certain of our other executives have change-in-control severance agreements, which provide for, among other things, the payment of severance and other benefits upon an involuntary termination of the executive's employment within three years after a change-in-control of PanAmSat, as defined in their respective agreements. These agreements expire if no change-in-control of PanAmSat has occurred on or before December 31, 2004 (See Note 14 "Subsequent Events").

Other

        Boeing Satellite Systems, Inc., formerly Hughes Space and Communications Company, has security interests in certain transponders on our PAS-2, PAS-3, PAS-4 and PAS-5 satellites to secure incentive payments owed by us pursuant to satellite construction contracts.

        We are involved in litigation in the normal course of our operations. Management does not believe the outcome of such matters will have a material effect on the consolidated financial statements.

13.    Operating Segments

        Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131") establishes standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. We have organized our company into two operating segments based upon the types of customers served, services provided and the economic characteristics of each segment. Our operating segments are:

  Fixed Satellite Services ("FSS"): Through FSS, we lease transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and direct-to-home television and provide telemetry, tracking and control services ("TT&C") and network services to customers.

  Government Services ("G2" or Satellite Solutions, "G2"): Through G2, we provide global satellite and related telecommunications services to the Federal government, international government entities and their contractors.

  Selected information for our operating segments is as follows (in thousands):

	Year Ending:
	2001	2002	2003
Revenues:
FSS	$867,097	$806,272	$775,009
G2	11,912	24,074	74,550
Eliminations	(8,934)	(18,056)	(18,548)

Total Revenues	$870,075	$812,290	$831,011

Depreciation and Amortization Expense:
FSS	$414,744	$335,717	$312,105
G2	—	—	728
Eliminations	—	—	—

Total Depreciation and Amortization Expense	$414,744	$335,717	$312,833

Income (Loss) from Operations:
FSS	$162,341	$249,850	$269,573
G2	2,978	6,018	8,601
Eliminations	—	—	—

Total Income (Loss) from Operations	$165,319	$255,868	$278,174

Capital Expenditures:
FSS	$338,203	$294,313	$104,082
G2	—	—	—
Eliminations	—	—	—

Total Capital Expenditures	$338,203	$294,313	$104,082

	As of December 31,
	2002	2003
Assets:
FSS	$6,484,748	$5,716,365
G2	2,990	39,859
Eliminations	—	(21,347)

Total Assets	$6,487,738	$5,734,877

14.    Subsequent Events

PanAmSat Merger, Subsequent Sale and Related Transactions

        On April 20, 2004, we entered into a definitive transaction agreement with The DIRECTV Group, PAS Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of The DIRECTV Group, and Constellation, LLC ("Constellation"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR") for the merger of our company with PAS Merger Sub ("Merger") and subsequent sale to Constellation (the "PanAmSat Recapitalization"). On May 17, 2004, Constellation assigned the right to purchase a portion of the shares of our common stock beneficially held by The DIRECTV Group to limited liability companies affiliated with The Carlyle Group ("Carlyle") and Providence Equity Partners, Inc. ("Providence") (collectively the "Sponsors"). These transactions, the related financing transactions and the new contractual arrangements with the DIRECTV Group described below are referred to collectively as the "Transactions".

        On August 11, 2004, The DIRECTV Group entered into a letter agreement (the "letter agreement") with the Sponsors, pursuant to which The DIRECTV Group agreed to reduce the amount payable for the shares of our common stock beneficially owned by it by $200 million to approximately $2.6 billion. This letter agreement did not affect the per share purchase price to be paid to our other stockholders. As a result of this purchase price reduction, the principal amount of our Term Loan B Facility was reduced by $200 million to $1,660 million.

        In addition, in connection with the letter agreement, The DIRECTV Group and its affiliates entered into or extended additional contractual arrangements with us. These contractual arrangements extend additional transponder lease agreements with Hughes Network Systems, Inc. and include two new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the letter agreement, The DIRECTV Group paid us for additional past due receivables from its customer Sky Multi-Country Partners, an affiliate of News Corporation.

        Pursuant to the terms of the transaction agreement, Merger Sub merged with and into us, with us being the surviving entity in the Merger. As of the effective time of the Merger, holders of shares of our common stock (other than The DIRECTV Group, members of management who have agreed not to have certain of their equity interests cashed out in the Merger and holders who perfect their appraisal rights under Delaware law) had no further ownership interest in us. Instead, each holder of our common stock outstanding immediately prior to the effective time of the Merger (other than The DIRECTV Group, members of management who have agreed not to have certain of their equity interests cashed out in the Merger and holders who perfect their appraisal rights under Delaware law) received $23.50 in cash per share of our common stock.

        Two business days after the effective time of the Merger, a portion of the shares of our common stock beneficially owned by The DIRECTV Group was repurchased by us at a purchase price of $21.84 in cash per share. Following the repurchase, The DIRECTV Group sold all of the remaining shares of our common stock that it owned to the Sponsors at a purchase price of approximately $21.84 in cash per share.

        In connection with the Transactions, on August 20, 2004, PanAmSat's board of directors approved an approximately 4.37 for 1 stock split of PanAmSat common stock. All share amounts, as well as the par value amounts and additional paid in capital amounts related to these shares within these consolidated financial statements have been restated for all periods to give retroactive effect to the stock split. The $23.50 per share received by each holder of our common stock (other than The DIRECTV Group and members of management who have agreed not to have certain of their equity interest cased out in the Merger and holders who perfected their appraisal rights under Delaware law) was $5.38 per share after giving effect to the stock split. The $21.84 per share paid to The DIRECTV Group and members of management who have agreed not to have certain of their equity interest cased out in the Merger and holders who perfected their appraisal rights under Delaware law was $5.00 per share after giving effect to the stock split.

        Upon the close of the Transactions on August 20, 2004, The DIRECTV Group and News Corporation were no longer related parties to us.

        Immediately following the PanAmSat Recapitalization, each stock option issued and outstanding under our 1997 Long-Term Incentive Plan, whether or not then vested, was canceled and converted into the right to receive a payment from us (subject to any applicable withholding taxes) equal to the product of (a) the total number of shares of our common stock subject to such stock option and (b) the excess of $5.38 over the option exercise price for such stock option, payable in cash. Immediately before the effective time of the Merger, all restrictions on restricted shares and restricted stock units granted under our 1997 Long-Term Incentive Plan lapsed, and the unvested restricted shares and restricted stock units vested and were canceled and the holders of those securities received $5.38 per share, less applicable withholding taxes. Certain members of our management agreed not to have certain of their equity interests cashed out in the Merger; existing options, restricted shares and restricted stock units granted to such individuals remain outstanding as options and shares of the surviving corporation.

        The Transactions have been accounted for as a leveraged recapitalization, whereby the historical basis of the assets and liabilities of PanAmSat have been maintained.

        In connection with the PanAmSat Recapitalization, we entered into senior secured credit facilities, consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, and issued $1,010.0 aggregate principal amount of 9% senior notes due 2014.

        On August 22, 2004, we completed a tender offer and consent solicitation to purchase any and all of the outstanding $800.0 million aggregate principal amount of our 8 1/2% Senior Notes due 2012 for cash. We have approximately $1.2 million aggregate principal amount of our 8 1/2% Senior Notes due 2012 outstanding after completing the tender offer and consent solicitation. We have repaid an equal amount under our Term Loan A Facility.

        On August 22, 2004, we completed a tender offer to purchase any and all of the outstanding $275.0 million aggregate principal amount of our 6 1/8% Senior Notes due 2005 for cash. We have issued a notice of redemption to the holders of its remaining $24.2 million aggregate principal amount of 6 1/8% Senior Notes due 2005 that were not purchased in the tender offer and expect to redeem these notes on October 22, 2004 with cash on hand and cash from operations.

        We incurred approximately $307 million of costs related to the Transactions, of which approximately $155 million will be expensed within our consolidated statement of operations during the third quarter of 2004 with the remainder being capitalized to debt issuance costs and stockholders equity within our consolidated balance sheet.

        Concurrently with the execution of the transaction agreement, we entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates. We and The DIRECTV Group have agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of The DIRECTV Group and ourselves before the acquisition. In addition, we and The DIRECTV Group have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the PanAmSat Recapitalization.

        Pursuant to the tax separation agreement, The DIRECTV Group has agreed to indemnify us for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from us regarding any liability for the federal or consolidated state or local income taxes of GM and The DIRECTV Group, except those income taxes we are required to pay under the tax separation agreement. In addition, The DIRECTV Group has agreed to indemnify us for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the PanAmSat Recapitalization in amounts equal to 80% of the first $75 million of such other taxes and 100% of any other taxes in excess of the first $75 million. In addition, our tax liability related to these periods is capped at $15 million.

        PanAmSat was deconsolidated from The DIRECTV Group consolidated tax group upon consummation of the PanAmSat Recapitalization. As a result of the deconsolidation, during the third quarter of 2004, our net operating losses were eliminated and the tax basis in our satellites was increased resulting in a substantial net decrease to our net deferred tax liabilities. Also, our tax basis in our satellites was increased through a taxable transfer of certain of our satellites to newly formed operating companies, resulting in an additional substantial decrease in our consolidated net deferred tax liabilities.

        The tax separation agreement was effective from the day of the closing of the Transactions until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates.

        We have entered into new contractual arrangements with affiliates of The DIRECTV Group in connection with the Transactions. These contractual arrangements include the extension of transponder lease agreements with HNS, the extension of The DIRECTV Group guarantees of our transponder lease agreements with DTVLA, entering into an agreement for additional transponder capacity for DTH services in Latin America, and the extension of existing and the entering into of new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the Transactions,

The DIRECTV Group paid us for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation. Certain of the new contractual arrangements we entered into in connection with the Transactions would have increased our contracted backlog as of June 30, 2004 by approximately $687 million.

        Certain of our executives have change-in-control severance agreements, which provide for, among other things, the payment of severance and other benefits upon the termination of the executive without cause or for good reason within three years after a change in control of PanAmSat, as defined in their respective agreements. The consummation of the Transactions resulted in a change-in-control under these agreements. Based upon current compensation levels, if all of these executives receive the termination related benefits as specified by their respective agreements, the aggregate cost to us would be approximately $5 million in addition to the costs described above with respect to our senior executives.

        In addition, our Severance Pay Plan allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) as a result of, and within two years after, a change-in-control.

Losses—Galaxy 10R

        On August 3, 2004, the secondary XIPS on our Galaxy 10R satellite experienced an unexpected shutdown, and we have not been able to restart the system. This event has not affected service to any of our customers. The satellite is operating normally on its backup bi-propellant propulsion system, which has proved to be a highly-reliable propulsion system with extensive flight experience. In the absence of the secondary XIPS, this satellite is expected to operate normally on its available bi-propellant fuel for over three years. Prior to this event, Galaxy 10R was scheduled to have an estimated end of useful life in 2015.

        This event will result in acceleration to the 2005-2007 timeframe of planned capital expenditures to replace this satellite. Galaxy 10R is insured and we have made a claim under its insurance policy. We had already begun construction of Galaxy 16 as an on-ground spare for Galaxy 11 and Galaxy 17. Upon the successful launch of Galaxy 17, planned for the third quarter of 2006, Galaxy 16 will be available as a replacement for Galaxy 10R. We also have contractual arrangements in place that would allow us to procure the construction and launch of an additional satellite.

        In November 2004, our insurers confirmed to us their agreement to settle the Galaxy 10R insurance claim by payment to us of approximately $75 million. Through November 30, 2004, we received all of the expected insurance proceeds. On November 19, 2004, proceeds of approximately $69 million received through that date, along with cash on hand, were utilized to make a voluntary prepayment of approximately $137 million under our senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility, while the remaining $12.5 million was applied to the Term Loan B Facility.

        As a result of this event, we recorded approximately $9.1 million of losses in the third quarter of 2004 related primarily to a customer warranty obligation payable at the satellite's end of life and a non-cash write off of a portion of a sales-type lease receivable. These losses and warranty obligations are substantially covered by the Galaxy 10R insurance policies. In connection with the Galaxy 10R insurance settlement, a gain of approximately $9.1 million will be recorded during the fourth quarter of

2004, offsetting the third quarter losses. Upon settlement of the Galaxy 10R insurance claim in November 2004, the expected additional depreciation expense resulting from Galaxy 10R's revised estimated useful life will be approximately $5 million per year.

Impairment—PAS 6

        On March 17, 2004, our PAS-6 satellite, an FS 1300 model satellite built by Space Systems/Loral, suffered an anomaly resulting in a loss of power. Following that event, we moved the satellite to a storage orbit while we evaluated the problem with the manufacturer. On April 1, 2004, this satellite experienced another anomaly and more significant loss of power. Neither of these losses was anticipated. We maintained communications with, and control of, this satellite and, as a result of the second anomaly, took the necessary steps to deorbit it.

        PAS-6 had previously been taken out of primary service and at the time of the anomaly was being used as a backup for another satellite, PAS-6B. Accordingly, these events have not affected service to any of our customers and we anticipate that they will not affect our revenues in 2004. We do not plan to replace this satellite. As a result of the March 17 event, we recorded a non-cash impairment charge within income from operations of approximately $99.9 million in the first quarter of 2004. This resulted in a non-cash charge to net income after taxes of approximately $63.3 million. PAS-6 was uninsured and we will not collect insurance proceeds as a result of these events. Further, as a result of this impairment, we will no longer depreciate this asset and will not record $9.3 million of depreciation expense during the remainder of 2004.

Repayment of Term B-1 Facility

        In June 2004, we repaid the $349.1 million outstanding balance under our prior term B-1 facility from available cash on hand. In conjunction with this repayment, we recorded a charge of $5.5 million within interest expense as a result of the write-off of debt issuance costs related to the Term B-1 Facility and a charge of $0.5 million within interest expense representing the amount accumulated within other comprehensive income related to our $100.0 million interest rate hedge on our Term B-1 Facility. The related interest rate hedge liability was not impacted by the repayment of the Term B-1 Facility.

Elimination of Restrictions on Insurance Proceeds

        During the first quarter of 2004 we received $286.9 million of insurance proceeds under the insurance policies for our Galaxy 11, PAS-1R and Galaxy 4R satellites. These proceeds were held in a collateral account until the restrictions were lifted in June 2004.

New Commitments—Galaxy 16 and Galaxy 17

        We spent $65.8 million for launch costs originally intended for Galaxy 8-iR and $6.0 million for another future launch. As a result of the termination of the Galaxy 8-iR construction contract, we now expect to use this launch for one of our satellites currently under construction.

        In April 2004, we committed to acquire a new satellite from Space Systems/Loral, which will serve as an on-ground spare for both Galaxy 11 and Galaxy 17 and will be known as Galaxy 16. In June 2004, we paid The DIRECTV Group $28.5 million to reimburse them in full for amounts they previously paid on our behalf to the manufacturer of this satellite. Also in June 2004, we executed a definitive agreement for the procurement of Galaxy 17 an on-ground spare for Galaxy 11, which will replace our Galaxy 4R satellite. The aggregate commitment related to these construction agreements is approximately $200 million. As of July 2004, we are currently negotiating agreements for launch services related to Galaxy 17 and therefore no current commitment exists.

Foreign Withholding Taxes

        We have outstanding tax claims related to withholding taxes assessed on revenues derived from broadcasters inside and outside of India who broadcast from or into India. The Indian government has assessed approximately $7.3 million (reduced from an initial assessment of $15.2 million) against one of our subsidiaries for the Indian tax year ended March 31, 1997. This assessment is being appealed to the Income Tax Appeals Tribunal. For Indian tax years ended March 31, 1996, 1998, 1999, 2000 and 2001, the Indian government has assessed approximately $46 million in the aggregate against us, including interest. This assessment has been appealed to the Commissioner of Income Tax (Appeals). We are contesting the imposition of such taxes. While this contest proceeds, we have been required to advance cash and provide a bank guarantee for a total of $36 million. To date, we have paid $1 million related to these assessment years. If unsuccessful in our contest, we could be subject to comparable claims for subsequent years. See "PanAmSat Merger, Subsequent Sale and Related Transactions" for a description of tax indemnifications received from The DIRECTV Group which will cover a portion of these contingent obligations.

Customer Termination

        In July of 2004, we terminated our lease agreements with one of our customers due to non-payment of the customer's obligations to us through June 30, 2004. As a result, in the second quarter of 2004 we recorded a pre-tax charge of approximately $29.6 million related to the write-off of current and long-term receivable balances due from this customer. Prior to the termination, contracted future contracted backlog and remaining 2004 revenues related to this customer were $80.4 million and $5.0 million, respectively.

PanAmSat Holding Corporation

        On October 8, 2004, all of our outstanding common stock held by our then existing stockholders was contributed to PanAmSat Holding Corporation ("Holdco") in exchange for an equal number of shares of Holdco common stock, par value $0.01 per share. In addition, options and other equity rights for our common stock were converted to similar rights for Holdco common stock. As a result of and immediately following that contribution, our then existing stockholders owned Holdco in equal proportion to their prior ownership interest in us, and we became a wholly-owned subsidiary of Holdco. On October 18, 2004, certain members of our management of and our board of directors purchased additional shares of Holdco common stock and were granted options to purchase Holdco common stock.

        On October 19, 2004, Holdco issued $416 million aggregate principal amount at maturity of its 10 3/8% Senior Discount Notes due 2014 pursuant to Rule 144A under the Securities Act of 1933, as amended. We are not an obligor under or a guarantor of these notes and they are structurally junior in right of payment to all of our existing and future indebtedness. All of the proceeds of that offering, less discounts, commissions and expenses, or approximately $246 million, were paid on October 19, 2004, as a dividend to the stockholders of Holdco.

Spring Creek Sale

        On October 28, 2004, we completed the sale of our Spring Creek teleport for approximately $14.4 million, net of associated selling costs. As of September 30, 2004, the assets of the Spring Creek teleport of $3.3 million were reflected as "Assets Held for Sale" on our consolidated balance sheet. As a result of the completion of this sale, we recorded a pre-tax gain of approximately $11.1 million in October 2004. The Spring Creek teleport is not significant to our consolidated operating results or financial position.

Recent Evaluation of the Estimated Useful Lives of Satellites

        In December 2004, after reviewing available solar array degradation data on our BSS 702 satellites, we reduced our estimate of the end of the useful life of our Galaxy 11 satellite from 2015 to 2009 and of our PAS-1R satellite from 2016 to 2010, which will result in an increase in our annual depreciation expense of $26.3 million beginning in the fourth quarter of 2004. These estimates are based on data available at this time and reflect our current expectations for these systems. Pursuant to our contracts with our customers, a substantial portion of our customer activity on these satellites will continue onto replacement satellites and the reduced estimate of their useful lives will not result in a material reduction in our contracted backlog. We believe that the net book values of these satellites are fully recoverable.

        Also in December 2004, after reviewing the operating time to failure and other data from failed BSS 601 HP XIPS systems in our fleet and from similar systems owned by others, as reported to us by the manufacturer, we recently reduced our estimate of the end of useful life of one of our BSS 601 HP satellites, PAS-9, from 2015 to 2013. This will result in an increase in our annual depreciation expense of $3.4 million beginning in the fourth quarter of 2004. This estimate is based on currently available data from satellite systems similar to PAS-9 and reflects our current expectations for these systems. It is not based on the operating history of PAS-9. We believe that the net book value of this satellite is fully recoverable. Because some of our customer contracts do not require their service to continue onto a replacement satellite, this reduction in our estimate of useful life will result in a reduction in our contracted backlog of approximately $61 million.

        Along with the manufacturer, we continually monitor the performance of our satellites that use these systems and will, as warranted, reevaluate our expectations.

15.    Quarterly Financial Information—Unaudited

        Summary financial information on a quarterly basis for us in 2003 and 2002 follows (in thousands):

	Three Months Ended
	March 31, 2003	June 30, 2003	September 30, 2003	December 31, 2003
Revenues	$199,756	$203,593	$210,080	$217,582
Operating income	76,275	74,451	66,449	60,999
Net income	30,858	30,298	20,996	17,380
Net income per share - basic and diluted	0.05	0.04	0.03	0.03
	Three Months Ended
	March 31, 2002	June 30, 2002	September 30, 2002	December 31, 2002
Revenues	$207,139	$209,233	$199,124	$196,794
Operating income	57,066	61,017	66,457	71,328
Net income	21,021	19,766	20,700	23,561
Net income per share - basic and diluted	0.03	0.03	0.03	0.04

16.    Condensed Consolidating Financial Statements

        Obligations under our 8 1/2% Senior Notes due 2012 are unconditionally guaranteed on a joint and several basis by certain of our existing domestic subsidiaries. Prior to 2004, all subsidiary guarantors, individually and in the aggregate, represented less than 1% of the Company's consolidated total assets, total liabilities, revenues, stockholders' equity, income from continuing operations before income taxes and cash flows from operating activities, and such subsidiaries had no independent assets or operations (determined in accordance with the criteria established for parent companies in the SEC's Regulation S-X, Rule 3-10(h)). All subsidiary guarantors and all subsidiaries of the Company, other than the subsidiary guarantors, were minor (as defined in the SEC's Regulation S-X, Rule 3-10(h)). Accordingly, condensed consolidating financial information for the Company and its subsidiaries is not presented within these notes to the Company's consolidated financial statements in relation to our 8 1/2% Senior Notes due 2012.

        Our 9% senior notes due 2014 are unsecured, and are, or will be, as the case may be, unconditionally guaranteed by each of our existing and certain subsequently acquired or organized domestic restricted subsidiaries. In the third and fourth quarters of 2004, we formed new domestic subsidiaries, which own our satellites. These subsidiaries are guarantors of our 9% senior notes due 2014. As a result, we are now required to present condensed consolidating financial information for our company and these domestic restricted subsidiaries within the notes to our consolidated financial statements in accordance with the criteria established for parent companies in the SEC's Regulation S-X, Rule 3-10(f). Prior to 2004, all subsidiaries of the Company, other than the subsidiary guarantors, were minor (as defined in the SEC's Regulation S-X, Rule 3-10(h)). Accordingly, financial information for these other non-guarantor subsidiaries was not separately presented.

        The following condensed consolidating financial information presents the results of operations, financial position and cash flows of PanAmSat Corporation, the Guarantor Subsidiaries (including our newly formed satellite operating companies) and the eliminations necessary to arrive at the information for our company on a consolidated basis as of December 31, 2002 and 2003 and for the years ended December 31, 2001, 2002 and 2003. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2001

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
REVENUES:
Operating leases, satellite services and other	$802,194	$788,519	$(788,519)	$802,194
Outright sales and sales-type leases	67,881	—	—	67,881

Total revenues	870,075	788,519	(788,519)	870,075

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	12,766	—	—	12,766
Depreciation and amortization	95,249	319,495	—	414,744
Direct operating costs (exclusive of depreciation and amortization)	789,814	146,106	(788,519)	147,401
Selling, general and administrative expenses	2,073	119,549	—	121,622
Facilities restructuring and severance costs	8,223	—	—	8,223

Total operating costs and expenses	908,125	585,150	(788,519)	704,756

INCOME (LOSS) FROM OPERATIONS	(38,050)	203,369	—	165,319
INTEREST EXPENSE, NET	111,153	—	—	111,153

INCOME (LOSS) BEFORE INCOME TAXES	(149,203)	203,369	—	54,166
INCOME TAX EXPENSE (BENEFIT)	(64,901)	88,463	—	23,562

NET INCOME (LOSS)	$(84,302)	$114,906	$—	$30,604

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2002

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
REVENUES:
Operating leases, satellite services and other	$792,691	$773,934	$(773,934)	$792,691
Outright sales and sales-type leases	19,599	—	—	19,599

Total revenues	812,290	773,934	(773,934)	812,290

OPERATING COSTS AND EXPENSES:
Depreciation and amortization	46,986	288,731	—	335,717
Direct operating costs (exclusive of depreciation and amortization)	775,720	124,601	(773,934)	126,387
Selling, general and administrative expenses	2,413	99,570	—	101,983
Facilities restructuring and severance costs	13,708	—	—	13,708
Gain on insurance claims	(14,609)	(25,454)	—	(40,063)
Loss on termination of sales-type leases	18,690	—	—	18,690

Total operating costs and expenses	842,908	487,448	(773,934)	556,422

INCOME (LOSS) FROM OPERATIONS	(30,618)	286,486	—	255,868
INTEREST EXPENSE, NET	142,470	—	—	142,470

INCOME (LOSS) BEFORE INCOME TAXES	(173,088)	286,486	—	113,398
INCOME TAX EXPENSE (BENEFIT)	(43,272)	71,622	—	28,350

NET INCOME (LOSS)	$(129,816)	$214,864	$—	$85,048

CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE YEAR ENDED DECEMBER 31, 2003

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
REVENUES:
Operating leases, satellite services and other	$814,006	$752,947	$(752,947)	$814,006
Outright sales and sales-type leases	17,005	—	—	17,005

Total revenues	831,011	752,947	(752,947)	831,011

OPERATING COSTS AND EXPENSES:
Depreciation and amortization	47,361	265,472	—	312,833
Direct operating costs (exclusive of depreciation and amortization)	760,752	141,891	(752,947)	149,696
Selling, general and administrative expenses	6,457	79,624	—	86,081
Facilities restructuring and severance costs	4,227	—	—	4,227

Total operating costs and expenses	818,797	486,987	(752,947)	552,837

INCOME FROM OPERATIONS	12,214	265,960	—	278,174
INTEREST EXPENSE, NET	143,632	—	—	143,632

INCOME (LOSS) BEFORE INCOME TAXES	(131,418)	265,960	—	134,542
INCOME TAX EXPENSE (BENEFIT)	(34,197)	69,207	—	35,010

NET INCOME (LOSS)	$(97,221)	$196,753	$—	$99,532

CONDENSED CONSOLIDATING BALANCE SHEETS
AT DECEMBER 31, 2002

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$783,998	$—	$—	$783,998
Short-term investments	99,785	—	—	99,785
Accounts receivable, net	34,276	—	—	34,276
Net investment in sales-type leases	22,858	—	—	22,858
Prepaid expenses and other current assets	43,170	—	—	43,170
Deferred income taxes	7,889	—	—	7,889
Receivable—satellite manufacturer	72,007	—	—	72,007

TOTAL CURRENT ASSETS	1,063,983	—	—	1,063,983
SATELLITES AND OTHER PROPERTY AND EQUIPMENT—Net	579,670	2,285,609	—	2,865,279
NET INVESTMENT IN SALES-TYPE LEASES	161,869	—	—	161,869
GOODWILL	2,238,659	—	—	2,238,659
DEFERRED CHARGES AND OTHER ASSETS—Net	157,948	—	—	157,948
INVESTMENT IN AFFILIATES	2,893,836	—	(2,893,836)	—
DUE FROM AFFILIATES	—	1,098,082	(1,098,082)	—

TOTAL ASSETS	$7,095,965	$3,383,691	$(3,991,918)	$6,487,738

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$65,314	$—	—	$65,314
Current portion of long-term debt	200,000	—	—	200,000
Current portion of satellite incentives	11,995	—	—	11,995
Accrued interest payable	50,961	—	—	50,961
Deferred gains and revenues	18,923	—	—	18,923

TOTAL CURRENT LIABILITIES	347,193	—	—	347,193
LONG-TERM DEBT	2,350,000	—	—	2,350,000
DEFERRED INCOME TAXES	417,843	—	—	417,843
DEFERRED CREDITS AND OTHER	135,075	160,085	—	295,160
DUE TO AFFILIATES	1,098,082	—	(1,098,082)	—

TOTAL LIABILITIES	4,348,193	160,085	(1,098,082)	3,410,196

STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value	6,552	—	—	6,552
Additional paid-in-capital	2,527,282	2,893,836	(2,893,836)	2,527,282
Retained earnings	216,323	329,770	—	546,093
Accumulated other comprehensive loss	(2,385)	—	—	(2,385)

Total stockholders' equity	2,747,772	3,223,606	(2,893,836)	3,077,542

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$7,095,965	$3,383,691	$(3,991,918)	$6,487,738

CONDENSED CONSOLIDATING BALANCE SHEETS
AT DECEMBER 31, 2003

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands, except share data)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$511,248	$—	$—	$511,248
Short-term investments	38,936	—	—	38,936
Accounts receivable, net	77,006	—	—	77,006
Net investment in sales-type leases	23,068	—	—	23,068
Prepaid expenses and other current assets	20,428	—	—	20,428
Deferred income taxes	7,688	—	—	7,688
Insurance claim receivable	260,000	—	—	260,000

TOTAL CURRENT ASSETS	938,374	—	—	938,374
SATELLITES AND OTHER PROPERTY AND EQUIPMENT—Net	519,445	1,787,260	—	2,306,705
NET INVESTMENT IN SALES-TYPE LEASES	116,653	—	—	116,653
GOODWILL	2,243,611	—	—	2,243,611
DEFERRED CHARGES AND OTHER ASSETS—Net	129,534	—	—	129,534
INVESTMENT IN AFFILIATES	2,660,958	—	(2,660,958)	—
DUE FROM AFFILIATES	—	1,629,513	(1,629,513)	—

TOTAL ASSETS	$6,608,575	$3,416,773	$(4,290,471)	$5,734,877

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$71,794	$—	—	$71,794
Current portion of long-term debt	3,500	—	—	3,500
Current portion of satellite incentives	12,654	—	—	12,654
Accrued interest payable	45,462	—	—	45,462
Deferred gains and revenues	22,436	—	—	22,436

TOTAL CURRENT LIABILITIES	155,846	—	—	155,846
LONG-TERM DEBT	1,696,500	—	—	1,696,500
DEFERRED INCOME TAXES	430,512	—	—	430,512
DEFERRED CREDITS AND OTHER	43,969	229,292	—	273,261
DUE TO AFFILIATES	1,629,513	—	(1,629,513)	—

TOTAL LIABILITIES	3,956,340	229,292	(1,629,513)	2,556,119

STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value	6,559	—	—	6,559
Additional paid-in-capital	2,536,275	2,660,958	(2,660,958)	2,536,275
Retained earnings	119,102	526,523	—	645,625
Accumulated other comprehensive loss	(1,567)	—	—	(1,567)
Other stockholders' equity	(8,134)	—	—	(8,134)

Total stockholders' equity	2,652,235	3,187,481	(2,660,958)	3,178,758

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$6,608,575	$3,416,773	$(4,290,471)	$5,734,877

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2001

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net Income (loss)	$(84,302)	$114,906	$—	$30,604
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Gross profit on sales-type leases	(32,715)	—	—	(32,715)
Depreciation and amortization	95,249	319,495	—	414,744
Deferred income taxes	(77,652)	88,463	—	10,811
Amortization of debt issuance costs and other deferred charges	9,107	—	—	9,107
Provision for uncollectible receivables	15,339	—	—	15,339
Facilities restructuring and severance costs	8,223	—	—	8,223
Changes in assets and liabilities, net of acquired assets and liabilities:
Collections on investments in sales-type leases	21,891	—	—	21,891
Operating leases and other receivables	3,105	—	—	3,105
Prepaid expenses and other assets	(23,484)	—	—	(23,484)
Accounts payable and accrued liabilities	54,449	—	—	54,449
Due to affiliates	522,864	(522,864)	—	—
Deferred gains and revenues	(4,170)	—	—	(4,170)

NET CASH PROVIDED BY OPERATING ACTIVITIES	507,904	—	—	507,904

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(338,203)	(2,799,563)	2,799,563	(338,203)
Insurance proceeds from satellite recoveries	132,435	—	—	132,435
Investments in affiliates	(2,799,563)	—	2,799,563	—
Sale of fixed assets	2,801,495	—	(2,799,563)	1,932

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(203,836)	(2,799,563)	2,799,563	(203,836)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(21,216)	—	—	(21,216)
New incentive obligations	32,485	—	—	32,485
Repayments of incentive obligations	(8,718)	—	—	(8,718)
Other equity related transactions	7,302	2,799,563	(2,799,563)	7,302

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	9,853	2,799,563	(2,799,563)	9,853

NET INCREASE IN CASH AND CASH EQUIVALENTS	313,921	—	—	313,921
CASH AND CASH EQUIVALENTS, beginning of period	129,345	—	—	129,345

CASH AND CASH EQUIVALENTS, end of period	$443,266	$—	$—	$443,266

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2002

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net Income (loss)	$(129,816)	$214,864	$—	$85,048
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	46,986	288,731	—	335,717
Deferred income taxes	(33,515)	71,622	—	38,107
Amortization of debt issuance costs and other deferred charges	12,474	—	—	12,474
Provision for uncollectible receivables	12,616	—	—	12,616
Gain on insurance claims	(14,609)	(25,454)	—	(40,063)
Loss on termination of sales-type leases	18,690	—	—	18,690
Facilities restructuring and severance costs	13,708	—	—	13,708
Loss on early extinguishment of debt	3,309	—	—	3,309
Changes in assets and liabilities, net of acquired assets and liabilities:
Collections on investments in sales-type leases	22,523	—	—	22,523
Operating leases and other receivables	(3,840)	—	—	(3,840)
Prepaid expenses and other assets	(10,888)	—	—	(10,888)
Accounts payable and accrued liabilities	27,123	—	—	27,123
Due to affiliates	575,217	(575,217)	—	—
Deferred gains and revenues	4,723	—	—	4,723

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	544,701	(25,454)	—	519,247

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(294,313)	(283,819)	283,819	(294,313)
Insurance proceeds from satellite recoveries	—	215,000	—	215,000
Sale/(Purchase) of short-term investment	(99,783)	—	—	(99,783)
Investments in affiliates	(94,273)	—	94,273	—
Sale of fixed assets	283,819	—	(283,819)	—

NET CASH (USED IN) PROVIDED BY INVESTING ACTIVITIES	(204,550)	(68,819)	94,273	(179,096)

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(1,771,542)	—	—	(1,771,542)
Issuance of new long-term debt	1,800,000	—	—	1,800,000
Capitalized transaction costs	(41,355)	—	—	(41,355)
New incentive obligations	22,706	—	—	22,706
Repayments of incentive obligations	(10,717)	—	—	(10,717)
Other equity related transactions	2,328	94,273	(94,273)	2,328

NET CASH PROVIDED BY (USED IN) FINANCING ACTIVITIES	1,420	94,273	(94,273)	1,420

EFFECT OF EXCHANGE RATE CHANGES ON CASH	(839)	—	—	(839)

NET INCREASE IN CASH AND CASH EQUIVALENTS	340,732	—	—	340,732
CASH AND CASH EQUIVALENTS, beginning of period	443,266	—	—	443,266

CASH AND CASH EQUIVALENTS, end of period	$783,998	$—	$—	$783,998

CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE YEAR ENDED DECEMBER 31, 2003

	PanAmSat Corporation	Guarantor Subsidiaries	Eliminations	Consolidated
	(in thousands)
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net Income (loss)	$(97,222)	$196,754	$—	$99,532
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	47,361	265,472	—	312,833
Deferred income taxes	(54,485)	69,207	—	14,722
Amortization of debt issuance costs and other deferred charges	9,731	—	—	9,731
Provision for uncollectible receivables	(1,632)	—	—	(1,632)
Facilities restructuring and severance costs	4,227	—	—	4,227
Loss on early extinguishment of debt	10,663	—	—	10,663
Other non-cash items	2,756	—	—	2,756
Changes in assets and liabilities, net of acquired assets and liabilities:
Collections on investments in sales-type leases	22,858	—	—	22,858
Operating leases and other receivables	(19,949)	—	—	(19,949)
Prepaid expenses and other assets	21,946	—	—	21,946
Accounts payable and accrued liabilities	(11,465)	—	—	(11,465)
Due to affiliates	531,433	(531,433)	—	—
Deferred gains and revenues	7,159	—	—	7,159

NET CASH PROVIDED BY OPERATING ACTIVITIES	473,381	—	—	473,381

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(104,082)	(120,586)	120,586	(104,082)
Insurance proceeds from satellite recoveries	27,699	74,950	—	102,649
Sale/(Purchase) of short-term investment	60,846	—	—	60,846
Investments in affiliates	(45,636)	—	45,636	—
Proceeds from satellite manufacturer	69,500	—	—	69,500
Sale of fixed assets	120,586	—	(120,586)	—
Acquisitions, net of cash acquired	(20,151)	—	—	(20,151)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	108,762	(45,636)	45,636	108,762

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(850,000)	—	—	(850,000)
Capitalized transaction costs	(1,456)	—	—	(1,456)
New incentive obligations	5,642	—	—	5,642
Repayments of incentive obligations	(11,781)	—	—	(11,781)
Other equity related transactions	2,328	45,636	(45,636)	2,328

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(855,267)	45,636	(45,636)	(855,267)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	374	—	—	374

NET DECREASE IN CASH AND CASH EQUIVALENTS	(272,750)	—	—	(272,750)
CASH AND CASH EQUIVALENTS, beginning of period	783,998	—	—	783,998

CASH AND CASH EQUIVALENTS, end of period	$511,248	$—	$—	$511,248

PANAMSAT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
(IN THOUSANDS)

	September 30, 2003	September 30, 2004
REVENUES:
Operating leases, satellite services and other	$206,033	$203,268
Outright sales and sales-type leases	4,047	3,827

Total revenues	210,080	207,095

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	—	2,224
Depreciation and amortization	85,018	74,322
Direct operating costs (exclusive of depreciation and amortization)	38,563	38,649
Selling, general and administrative expenses	19,323	21,509
Facilities restructuring and severance costs	727	2,080
Transaction-related costs	—	154,535

Total operating costs and expenses	143,631	293,319

INCOME (LOSS) FROM OPERATIONS	66,449	(86,224)
INTEREST EXPENSE—NET	38,904	57,794

INCOME (LOSS) BEFORE INCOME TAXES	27,545	(144,018)
INCOME TAX EXPENSE (BENEFIT)	6,549	(67,363)

NET INCOME (LOSS)	$20,996	$(76,655)

Net Income (Loss) Per Share—basic and diluted	$0.03	$(0.19)

Weighted average shares outstanding	655,686,000	412,891,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

PANAMSAT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
(IN THOUSANDS)

	September 30, 2003	September 30, 2004
REVENUES:
Operating leases, satellite services and other	$600,853	$607,165
Outright sales and sales-type leases	12,576	12,185

Total revenues	613,429	619,350

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	—	2,224
Depreciation and amortization	232,194	220,969
Direct operating costs (exclusive of depreciation and amortization)	103,983	118,484
Selling, general and administrative expenses	58,687	88,814
Satellite impairment loss	—	99,946
Facilities restructuring and severance costs	1,390	4,508
Transaction-related costs	—	155,035

Total operating costs and expenses	396,254	689,980

INCOME (LOSS) FROM OPERATIONS	217,175	(70,630)
INTEREST EXPENSE—NET	106,311	122,503

INCOME (LOSS) BEFORE INCOME TAXES	110,864	(193,133)
INCOME TAX EXPENSE (BENEFIT)	28,712	(95,215)

NET INCOME (LOSS)	$82,152	$(97,918)

Net Income (Loss) Per Share—basic and diluted	$0.13	$(0.17)

Weighted average shares outstanding	655,528,000	574,550,000

The accompanying notes are an integral part of these condensed consolidated financial statements.

PANAMSAT CORPORATION
CONDENSED CONSOLIDATED BALANCE SHEETS
(IN THOUSANDS, EXCEPT SHARE DATA)

	December 31, 2003	September 30, 2004
		(unaudited)
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$511,248	$48,204
Short-term investments	38,936	—
Accounts receivable—net	77,006	62,549
Net investment in sales-type leases	23,068	25,634
Prepaid expenses and other current assets	20,428	29,191
Insurance claim receivable	260,000	—
Deferred income taxes	7,688	7,048
Assets held for sale	—	3,257

Total current assets	938,374	175,883

SATELLITES AND OTHER PROPERTY AND EQUIPMENT—Net	2,306,705	2,036,651
NET INVESTMENT IN SALES-TYPE LEASES	116,653	90,165
GOODWILL	2,243,611	2,246,122
DEFERRED CHARGES AND OTHER ASSETS—Net	129,534	333,761

TOTAL ASSETS	$5,734,877	$4,882,582

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$71,794	$75,037
Current portion of long-term debt	3,500	95,416
Current portion of satellite incentive obligations	12,654	13,218
Accrued interest payable	45,462	17,694
Deferred gains and revenues	22,436	23,645

Total current liabilities	155,846	225,010

LONG-TERM DEBT	1,696,500	3,673,740
DEFERRED INCOME TAXES	430,512	31,459
DEFERRED CREDITS AND OTHER (principally customer deposits, satellite incentive obligations and deferred revenue)	273,261	278,954

TOTAL LIABILITIES	2,556,119	4,209,163

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common stock $0.01 par value; 1,329,271,891 shares authorized; 238,380,931 and 655,864,175 shares issued; and 109,677,413 and 655,864,175 shares outstanding at September 30, 2004 and December 31, 2003, respectively)	6,559	2,384
Additional paid-in-capital	2,536,275	818,260
Retained earnings	645,625	547,707
Accumulated other comprehensive income	(1,567)	772
Other stockholders' equity	(8,134)	(3,418)
Treasury stock, at cost (128,703,518 and 0 shares outstanding at September 30, 2004 and December 31, 2003, respectively)	—	(692,286)

TOTAL STOCKHOLDERS' EQUITY	3,178,758	673,419

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,734,877	$4,882,582

The accompanying notes are an integral part of these condensed consolidated financial statements.

PANAMSAT CORPORATION
CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
AND COMPREHENSIVE INCOME (LOSS) (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS, EXCEPT SHARE DATA)

	Common Stock				Accumulated Other Comprehensive Income (Loss)		Treasury Stock, at Cost
			Additional Paid-In Capital	Retained Earnings		Other Stockholders' Equity				Comprehensive Income (Loss)
	Shares	Amount					Shares	Amount	Total
BALANCE, JANUARY 1, 2004	655,864,175	$6,559	$2,536,275	$645,625	$(1,567)	$(8,134)	—	$—	$3,178,758	$—
Additional Issuances of common stock	807,882	8	3,766	—	—	—	—	—	3,774	—
Purchase of Treasury shares	—	—	(57)	—	—	—	(546,994,644)	(2,783,742)	(2,783,799)	—
Retirement of Treasury shares	(418,291,126)	(4,183)	(2,087,273)	—	—	—	418,291,126	2,091,456	—	—
Realized and unrealized net gain on cash flow hedge	—	—	—	—	2,002	—	—	—	2,002	791
Unrealized gain on short- term investments	—	—	—	—	1	—	—	—	1	1
Foreign currency translation adjustment	—	—	—	—	336	—	—	—	336	336
Deferred compensation	—	—	—	—	—	(197)	—	—	(197)	—
Amortization of deferred compensation	—	—	201	—	—	1,929	—	—	2,130	—
Net customer guarantee received pursuant to the Transactions	—	—	2,723	—	—	—	—	—	2,723	—
Transaction costs capitalized to equity	—	—	(9,157)	—	—	—	—	—	(9,157)	—
Modification of options	—	—	1,237	—	—	—	—	—	1,237	—
Tax basis step-up and tax indemnification	—	—	377,068	—	—	—	—	—	377,068	—
Cashing out of restricted stock units	—	—	(6,523)	—	—	2,984	—	—	(3,539)	—
Net loss	—	—	—	(97,918)	—	—	—	—	(97,918)	(97,918)

BALANCE, SEPTEMBER 30, 2004	238,380,931	$2,384	$818,260	$547,707	$772	$(3,418)	(128,703,518)	$(692,286)	$673,419	$(96,790)

Other Stockholders' Equity:

	January 1, 2004	September 30, 2004
Excess of purchase price over historical cost basis of net assets acquired	$(3,418)	$(3,418)
Deferred compensation, net	(4,716)	—

TOTAL OTHER STOCKHOLDERS' EQUITY	$(8,134)	$(3,418)

The accompanying notes are an integral part of these condensed consolidated financial statements.

PANAMSAT CORPORATION
CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED)
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004
(IN THOUSANDS)

	September 30, 2003	September 30, 2004
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$82,152	$(97,918)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	232,194	220,969
Deferred income taxes	27,683	(98,457)
Amortization of debt issuance costs and other deferred charges	7,435	7,698
Provision for uncollectible receivables	1,168	31,982
Loss on early extinguishment of debt	5,660	20,589
Satellite impairment loss	—	99,946
Loss on Galaxy 10R XIPS anomaly	—	9,090
Facilities restructuring and severance costs	1,390	4,309
Reversal of sales-type lease liabilities	—	(3,727)
Gain on disposal of fixed assets	—	(1,332)
Other non-cash items	(593)	(3,950)
Changes in assets and liabilities:
Collections on investments in sales-type leases	16,921	19,035
Operating leases and other receivables	(15,515)	6,166
Prepaid expenses and other assets	21,847	(4,222)
Accounts payable and accrued liabilities	(56,785)	(44,336)
Deferred gains and revenues	(1,454)	1,209

NET CASH PROVIDED BY OPERATING ACTIVITIES	322,103	167,051

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(87,161)	(108,308)
Insurance proceeds from satellite recoveries	—	286,915
Net sales of short-term investments	44,393	38,936
Acquisitions, net of cash acquired	(15,695)	(522)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	(58,463)	217,021

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(550,000)	(1,443,459)
Issuance of new long-term debt	—	3,512,615
Capitalized transaction costs	—	(152,064)
New incentive obligations	5,642	16,250
Repayments of incentive obligations	(8,726)	(9,571)
Repurchase of common stock	—	(2,784,556)
Re-issuance of treasury stock	—	757
Capital contributed by affiliate	—	9,200
Other equity related transactions	1,852	3,384

NET CASH USED IN FINANCING ACTIVITIES	(551,232)	(847,444)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	362	328

NET DECREASE IN CASH AND CASH EQUIVALENTS	(287,230)	(463,044)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	783,998	511,248

CASH AND CASH EQUIVALENTS, END OF PERIOD	$496,768	$48,204

SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION:
Cash received for interest	$11,756	$6,955

Cash paid for interest	$149,248	$134,453

Cash received for taxes	$4,498	$122

Cash paid for taxes	$2,734	$3,422

The accompanying notes are an integral part of these condensed consolidated financial statements.

PANAMSAT CORPORATION

NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

1.    Basis of Presentation

        These unaudited condensed consolidated financial statements have been prepared in accordance with generally accepted accounting principles for interim financial information and the instructions to Rule 10-01 of Regulation S-X. Accordingly, they do not include all of the information and footnotes required by accounting principles generally accepted in the United States of America for complete financial statements. The condensed consolidated financial statements include all normal and recurring adjustments that management considers necessary to present fairly the financial position as of September 30, 2004, results of operations for the three and nine month periods ended September 30, 2004 and 2003 and cash flows for the nine months ended September 30, 2004 and 2003. Certain prior period amounts have been reclassified to conform to the current period's presentation. Operating results for the three and nine months ended September 30, 2004 and 2003 are not necessarily indicative of the operating results for the full year. For further information, refer to the consolidated financial statements and footnotes thereto included elsewhere in this prospectus.

2.    PanAmSat Merger, Subsequent Sale and Related Transactions

        On April 20, 2004, we entered into a definitive transaction agreement with The DIRECTV Group, Inc. ("The DIRECTV Group"), PAS Merger Sub, Inc. ("Merger Sub"), a wholly-owned subsidiary of The DIRECTV Group, and Constellation, LLC ("Constellation"), an affiliate of Kohlberg Kravis Roberts & Co. L.P. ("KKR"), for the merger of our company with Merger Sub (the "Merger") and subsequent sale to Constellation. On May 17, 2004, Constellation assigned the right to purchase a portion of the shares of our common stock to limited liability companies affiliated with The Carlyle Group ("Carlyle") and Providence Equity Partners, Inc. ("Providence," and Providence, together with KKR and Carlyle, the "Sponsors"). On August 12, 2004, The DIRECTV Group entered into a letter agreement with the Sponsors which amended certain terms of the transactions, including the purchase price paid to The DIRECTV Group. The Merger, the purchase transactions, the related financing transactions and the related contractual arrangements entered into with The DIRECTV Group described below are referred to collectively as the "Transactions."

        Pursuant to the terms of the transaction agreement, on August 18, 2004, Merger Sub merged with and into us, with PanAmSat as the surviving entity. As of the effective time of the Merger, holders of shares of our common stock (other than The DIRECTV Group and members of management who agreed not to have certain of their equity interests cashed out in the Merger) had no further ownership interest in us. Instead, such holders of our common stock received $23.50 in cash per share of our common stock.

        On August 20, 2004, as part of the Transactions, a portion of the shares of our common stock beneficially owned by The DIRECTV Group was repurchased by us at a purchase price of $21.84 in cash per share. Following the repurchase, The DIRECTV Group sold all of its remaining shares of our common stock to the Sponsors at a purchase price of $21.84 in cash per share. Following that sale, The DIRECTV Group and The News Corporation Limited ("News Corporation") were no longer related parties of ours.

        As a result of and immediately following the Transactions, entities affiliated with KKR owned approximately 44% of our common stock, entities affiliated with Carlyle and Providence each owned approximately 27% of our common stock and certain executive officers and directors had beneficial ownership of the remainder of our common stock.

        Immediately following the Transactions, each stock option issued and outstanding under our 1997 Long-Term Incentive Plan, whether or not then vested, was canceled and converted into the right to receive a payment from us (subject to any applicable withholding taxes) equal to the product of (a) the total number of shares of our common stock subject to such stock option and (b) the excess of $23.50 over the option exercise price for such stock option, payable in cash. Immediately before the effective time of the Merger, all restrictions on restricted shares and restricted stock units granted under our 1997 Long-Term Incentive Plan lapsed, and the unvested restricted shares and restricted stock units vested and were canceled and the holders of those securities received $23.50 per share, less applicable withholding taxes. Certain members of our management agreed not to have certain of their equity interests cashed out in the Merger; existing options, restricted shares and restricted stock units granted to such individuals remained outstanding as options and shares.

        In connection with the Transactions, on August 20, 2004, our board of directors approved an approximately 4.37 for 1 stock split of our common stock. All share and per share amounts, as well as the par value amounts and additional paid in capital amounts related to these shares within these condensed consolidated financial statements have been restated for all periods to give retroactive effect to the stock split. The $23.50 per share paid to certain holders of our common stock was $5.38 per share after giving effect to the stock split. The $21.84 per share paid to certain other holders of our common stock was $5.00 per share after giving effect to the stock split.

        The Transactions have been accounted for as a leveraged recapitalization, whereby the historical basis of our assets and liabilities have been maintained.

        Also in connection with the Transactions, we (i) entered into senior secured credit facilities consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, of which $42.6 million was drawn; (ii) issued $1,010 million of our 9% senior notes due 2014 pursuant to Rule 144A under the Securities Act of 1933, as amended; (iii) terminated and repaid our old senior secured credit facility (the "Old Credit Facility"); (iv) completed a tender offer for substantially all of our $275 million 6.125% Notes due 2005 and our $800 million 8 1/2% Senior Notes due 2012; and (v) completed the redemption of our remaining 6.125% Notes due 2005 in October 2004 (See Note 6 "Long-term Debt").

        We incurred approximately $307.1 million of costs related to the Transactions, of which approximately $155.0 million have been expensed within our condensed consolidated statement of operations during the nine months ended September 30, 2004 with the remainder being capitalized to debt issuance costs and stockholders' equity within our consolidated balance sheet.

        Concurrently with the execution of the transaction agreement, we entered into a tax separation agreement with The DIRECTV Group that superseded four earlier tax-related agreements among ourselves, The DIRECTV Group, and certain of its affiliates. We and The DIRECTV Group agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of

The DIRECTV Group and ourselves before the acquisition. In addition, we and The DIRECTV Group agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the Transactions.

        Pursuant to the tax separation agreement, The DIRECTV Group has agreed to indemnify us for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from us regarding any liability for the federal or consolidated state or local income taxes of General Motors Corporation ("GM") and The DIRECTV Group, except those income taxes we are required to pay under the tax separation agreement. In addition, The DIRECTV Group agreed to indemnify us for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the Transactions in amounts equal to 80% of the first $75 million of such other taxes and 100% of any other taxes in excess of the first $75 million. As a result, our net tax liability related to these periods is capped at $15 million. As of September 30, 2004, we recorded approximately $75 million of receivables from The DIRECTV Group related to these tax indemnifications within our consolidated balance sheet.

        We were deconsolidated from The DIRECTV Group consolidated tax group upon consummation of the PanAmSat Recapitalization. As a result of the deconsolidation, during the third quarter of 2004, our net operating losses were eliminated (through August 20, 2004) and the tax basis in our satellites was increased, resulting in a net increase to our net deferred tax liabilities of $5.7 million. In addition, the tax basis in our satellites was increased through a taxable transfer of certain of our satellites to newly formed operating companies, resulting in a decrease in our consolidated net deferred tax liabilities of $307.7 million.

        The tax separation agreement is effective from the day of the closing of the Transactions until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates.

        Also in connection with the Transactions, we entered into new contractual arrangements with affiliates of The DIRECTV Group at rates which, we believe, approximate market rates. These contractual arrangements include the extension of transponder lease agreements with Hughes Network Systems, Inc. ("HNS"), the extension of The DIRECTV Group guarantees of our transponder lease agreements with DIRECTV Latin America LLC ("DTVLA"), the purchase of additional transponder capacity for direct-to-home ("DTH") services in Latin America, and the extension of existing and the entering into of new telemetry, tracking and control ("TT&C") service agreements with DIRECTV Operations LLC. In addition, in connection with the Transactions, The DIRECTV Group paid us for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-Country Partners, an affiliate of News Corporation. Certain of the new contractual arrangements we entered into in connection with the Transactions increased our contracted backlog as of September 30, 2004 by approximately $687 million. Management believes that these guarantees and other contractual arrangements will substantially reduce credit risks associated with the two Latin American DTH platforms in our contracted backlog and protect us against the possible impact of future consolidation of those platforms.

        Certain of our executives have change-in-control severance agreements, which provide for, among other things, the payment of severance and other benefits upon the termination of the executive without cause or for good reason within three years after a change in control of PanAmSat, as defined in their respective agreements. In addition, our Severance Pay Plan allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) due to, and within two years following, a change-in-control (See Note 11 "Commitments and Contingencies").

        On August 20, 2004, in conjunction with the Transactions, our board of directors approved the retirement of the 95,742,728 shares of our common stock repurchased from affiliates of The DIRECTV Group (418,291,126 shares repurchased after giving effect to the August 20, 2004 stock split).

3.    Customer Termination

        In July of 2004, we terminated our transponder lease agreements with one of our customers due to non-payment of the customer's obligations to us through June 30, 2004. As a result, in the second quarter of 2004, we recorded a pre-tax charge of approximately $29.6 million within selling, general and administrative expense in our condensed consolidated statement of operations related to the write-off of current and long-term receivable balances due from this customer. Prior to the termination, contracted future backlog and remaining 2004 revenues related to this customer were $80.4 million and $5.0 million, respectively.

4.    PAS-6 and Galaxy 10R Impairment Losses

        On March 17, 2004, our PAS-6 satellite, an FS 1300 model satellite built by Space Systems/Loral, suffered an anomaly resulting in a loss of power. Following that event, we moved the satellite to a storage orbit while we and the manufacturer evaluated the problem. On April 1, 2004, this satellite experienced another anomaly and more significant loss of power. Neither of these losses was anticipated. We maintained communications with, and control of, this satellite and, as a result of the second anomaly, took the necessary steps to de-orbit it.

        PAS-6 had previously been taken out of primary service and was used as a backup for another satellite, PAS-6B. Accordingly, these events did not affect service to any of our customers and we anticipate that they will not affect our revenues in 2004. We do not plan to replace this satellite. As a result of the March 17 event, we recorded a non-cash impairment charge within income from operations of approximately $99.9 million in the first quarter of 2004. This resulted in a non-cash charge to net income after taxes of approximately $63.3 million. PAS-6 was uninsured and we will not collect insurance proceeds as a result of these events.

        On August 3, 2004, the secondary Xenon Ion Propulsion Systems ("XIPS") on PanAmSat's Galaxy 10R satellite experienced an unexpected shutdown, subsequently determined to be a permanent failure. XIPS is an electronic propulsion system that maintains a satellite's in-orbit position. This event has not affected service to any of our customers. The primary XIPS on this satellite had previously failed. The satellite is operating normally on its backup bi-propellant propulsion system, which has proven to be a highly reliable propulsion system with extensive flight experience. In the absence of the primary and secondary XIPS, this satellite is expected to operate normally on its available bi-propellant fuel for over three years. Prior to this event, Galaxy 10R was scheduled to have an estimated end of useful life in 2015.

        We do not expect this event to affect service to our customers or to affect revenues from the customers on this satellite over the remaining life of the satellite. As a result, there should be no material impact on services, revenues or satellite operations. In addition, we do not believe that this event will affect our contracted backlog because the remaining fuel for the backup bi-propellant propulsion system should provide ample time to seamlessly transition customers to a new or replacement satellite and substantially all of our customer contracts would continue in effect on their terms on such new or replacement satellite.

        This event will result in acceleration to the 2004–2007 timeframe of planned capital expenditures to replace this satellite. We have contractual arrangements in place that would allow us to procure the construction and launch of a replacement satellite. Galaxy 10R is insured and in August 2004 we made a claim under its insurance policies. In November 2004, our insurers confirmed to us their agreement to settle the Galaxy 10R insurance claim by payment to the company of approximately $75.3 million. These insurance proceeds, which are expected to be received by the end of the fourth quarter of 2004, will be used to partially offset the replacement cost of Galaxy 10R.

        As a result of this event, we have recorded approximately $9.1 million of losses in the third quarter of 2004 related primarily to a customer warranty obligation payable at the satellite's end of life and a non-cash write off of a portion of a sales-type lease receivable. These losses and warranty obligations are substantially covered by the Galaxy 10R insurance policies. In connection with the Galaxy 10R insurance settlement, a gain of approximately $9.1 million will be recorded during the fourth quarter of 2004, offsetting the third quarter losses. Upon settlement of the Galaxy 10R insurance claim in November 2004, the expected additional depreciation expense resulting from Galaxy 10R's revised estimated useful life will be approximately $5 million per year.

        We operate three other Boeing 601 HP satellites that continue to operate normally with XIPS as their primary propulsion system. Two of these satellites (PAS-9 and PAS-10) have over 6 years of bi-propellant fuel and the third (Galaxy 13/Horizons 1), which also has a more robust XIPS than its predecessors, has over 11 years of bi-propellant fuel.

5.    Satellite Deployment Plans and Operational Developments

        In January 2004, we and Horizons LLC ("Horizons") commenced service on the Galaxy 13/Horizons 1 satellite. The satellite is a Boeing 601HP with 24 C-band and 24 Ku-band transponders and is operated at 127 degrees west longitude. Horizons, a 50-50 joint venture between us and JSAT International Inc. ("JSAT"), the U.S. subsidiary of a Japanese satellite services provider, owns the Ku-band payload on the satellite, which is separately designated Horizons 1. Using this capacity, Horizons offers a variety of digital video, Internet and data services. Effective upon the in-service date of Galaxy 13/Horizons 1, JSAT and we contributed our investments in the Ku-band transponders to Horizons. Our investment in Horizons of $42.6 million as of September 30, 2004 is classified within "Deferred Charges and Other Assets-Net" on our Consolidated Balance Sheet as of such date and is being accounted for under the equity method.

        The C-band capacity on this satellite is designated as Galaxy 13. It is owned, developed and marketed solely by us and is utilized to provide High-Definition Television ("HDTV"), as well as other services within the United States. This satellite is a part of our "Power of Five" antenna program, which provides qualified cable operators with simultaneous access to five Galaxy neighborhood satellites. The spacecraft replaced Galaxy 9, which is now utilized as a domestic C-band in-orbit spare.

        We expect to launch three satellites by the end of 2006. We are scheduled to launch Galaxy 14 in the first quarter of 2005 to serve as an in-orbit spare. We plan to replace Galaxy 5 at 125 degrees west longitude with Galaxy 12 in January 2005. We plan to launch Galaxy 15 in the second quarter of 2005 to replace Galaxy 1R at 133 degrees west longitude. We plan to launch Galaxy 16 in the second quarter of 2006 to replace Galaxy 4R at 99 degrees west longitude.

        In June 2004, we committed to purchase Galaxy 17, an on-ground spare for Galaxy 11, which will also serve as a spare to protect against launch failure of Galaxy 16 and could serve as a replacement for Galaxy 10R. In addition, we plan to construct and launch replacement satellites for Galaxy 10R and PAS-6B prior to the end of their useful lives, although no commitments have been made for the procurement of these satellites (See Note 11 "Commitments and Contingencies" below).

6.    Long-term Debt

        In connection with the Transactions, we (i) entered into senior secured credit facilities consisting of an $800.0 million Term Loan A Facility, a $1,660.0 million Term Loan B Facility and a $250.0 million revolving credit facility, of which $42.6 million was drawn; (ii) issued $1,010 million of our 9% senior notes due 2014 pursuant to Rule 144A under the Securities Act of 1933, as amended; (iii) terminated and repaid our Old Credit Facility; (iv) completed a tender offer for substantially all of our $275 million 6.125% Notes due 2005 and our $800 million 8 1/2% Senior Notes due 2012; and (v) completed the redemption of our remaining 6.125% Notes due 2005 in October 2004. In September 2004, we repaid the outstanding balance under our revolving credit facility.

        As of September 30, 2004 and December 31, 2003, long-term debt consisted of the following (in thousands):

	December 31, 2003	September 30, 2004
6 1/8% Notes due 2005	$275,000	$24,156
6 3/8% Notes due 2008	150,000	150,000
Old Term Loan B-1 due 2010	350,000	—
8 1/2% Notes due 2012	800,000	1,190
6 7/8% Notes due 2028	125,000	125,000
Transaction Related Financing:
Revolving Credit Facility	—	—
Term Loan A due 2009	—	798,810
Term Loan B due 2011	—	1,660,000
9% Senior Notes due 2014	—	1,010,000

	1,700,000	3,769,156
Less: current maturities	3,500	95,416

Total Long-Term Debt	$1,696,500	$3,673,740

        At September 30, 2004 we had total debt outstanding of approximately $3.769 billion, including current maturities of $95.4 million relating to our 6 1/8% Senior Notes due 2005, and the quarterly principal payments on the Term A Facility and the Term B Facility under the senior secured credit facilities described below.

        Our senior secured credit facilities are comprised of a $250.0 million revolving credit facility, which will terminate in August 2009 (the "Revolving Facility"), an $800.0 million Term Loan A Facility, which matures in August 2009 (the "Term A Facility"), and a $1,660 million Term Loan B Facility, which matures in August 2011 (the "Term B Facility"). At September 30, 2004, the interest rates on the Term A Facility and Term B Facility were LIBOR plus 2.50% and LIBOR plus 2.75%, respectively, and the Revolving Facility was undrawn. These rates are subject to change based upon our total leverage ratio. In addition, we are required to pay a commitment fee for the unused commitments under the Revolving Facility and the Term A Facility, if any, which, as of September 30, 2004 on an annual basis was 0.50%. As of September 30, 2004 we had outstanding letters of credit totaling $36.1 million. Outstanding letters of credit reduce our ability to borrow against the Revolving Facility by an equivalent amount. Any amounts borrowed under the Revolving Facility would bear interest at LIBOR plus 2.50% as of September 30, 2004, although this interest rate is subject to adjustment based on our total leverage ratio. Fees charged by the lenders were capitalized as debt issuance costs and are amortized over the terms of the Revolving Facility, the Term A Facility, and the Term B Facility.

        Obligations under the senior secured credit facilities are, or will be, as the case may be, unconditionally and irrevocably guaranteed jointly and severally by our current and future domestic subsidiaries and are secured by substantially all of our assets and substantially all of the assets of each of our current and future domestic subsidiaries.

        The $1,010 million senior notes bear interest at an annual rate of 9.0%. Fees charged by the lenders were capitalized as debt issuance costs and are amortized over the term of the 9% senior notes. The 9% senior notes require interest payments to be made semi-annually, mature on August 15, 2014, are unsecured, and are, or will be, as the case may be, unconditionally guaranteed by each of our existing and certain subsequently acquired or organized domestic restricted subsidiaries.

        On August 22, 2004, we completed a tender offer and consent solicitation to purchase any and all of the outstanding $800.0 million aggregate principal amount of our 8 1/2% Senior Notes due 2012 for cash. Not all of these notes were tendered and, as a result, approximately $1.2 million aggregate principal amount will remain outstanding through the original maturity date. As required by our senior secured credit facilities, we repaid our Term A Facility by the amount of the 8 1/2% Senior Notes that remained outstanding after the tender offer. The remaining 8 1/2% Senior Notes due 2012 are unsecured, and are unconditionally guaranteed by each of our existing domestic restricted subsidiaries (See Note 17 "Condensed Consolidating Financial Statements" below provided as required by the SEC's Regulation S-X, Rule 3-10(f)).

        On August 22, 2004, we completed a tender offer to purchase any and all of the outstanding $275.0 million aggregate principal amount of our 6.125% Notes due 2005 for cash. On October 22, 2004, we completed a redemption of our remaining $24.2 million 6.125% Notes due 2005 that were not purchased in the tender offer from cash on hand.

        In conjunction with the Transactions, in the third quarter of 2004, we wrote-off debt issuance costs and recorded a charge within interest expense of $15.1 million related to the prepayment of our pre-existing debt. Also in conjunction with the Recapitalization, we capitalized approximately $142.9 million to debt issuance costs and approximately $9.2 million to equity. The debt issuance costs are classified on our balance sheet within Deferred Charges and Other Assets and will be amortized to interest expense over the terms of the related debt obligations.

        We also had outstanding 10 and 30-year fixed rate notes totaling $275 million issued in January 1998. The outstanding principal balances, interest rates and maturity dates for these notes as of September 30, 2004, are $150 million at 6.375% due 2008 and $125 million at 6.875% due 2028, respectively. Principal on these notes is payable at maturity, while interest is payable semi-annually.

        In June 2004, we repaid from available cash on hand the $349.1 million outstanding balance under the Term Loan B-1 Facility of our Old Credit Facility. In conjunction with this repayment, we recorded a charge of $5.5 million within interest expense as a result of the write-off of unamortized debt issuance costs related to that loan facility and a charge of $0.5 million within interest expense representing the amount accumulated within other comprehensive income related to our $100.0 million interest rate hedge on that loan facility entered into during the third quarter of 2002. The hedge liability was not impacted by the repayment of that facility. The fair value of the outstanding interest-rate hedge agreement as of September 30, 2004, based upon quoted market prices from the counterparty, reflected a hedge liability of approximately $0.7 million. Upon expiration of the current agreement on August 30, 2005, we will not be required to enter into an interest rate hedge agreement.

        On July 14, 2003, we made an optional pre-payment of $350 million against our Old Credit Facility from available cash on hand. During the third quarter of 2003, we recorded a non-cash charge of approximately $5.7 million to write-off debt issuance costs associated with the portion of the credit facility that was prepaid.

        We are required to maintain certain financial covenants and are also subject to restrictive covenants under our borrowings. As of September 30, 2004, we were in compliance with all such covenants.

7.    Acquisitions

        On March 7, 2003, we acquired substantially all of the assets of Hughes Global Services, Inc. ("HGS") from our affiliate, The DIRECTV Group, for approximately $8.4 million in cash and the assumption of certain liabilities. On August 27, 2003, we acquired Esatel Communications, Inc. ("Esatel") and its related entity, Silver Springs Teleport, LC. In November 2003, we purchased substantially all of the assets of Sonic Telecommunications International Ltd. ("Sonic"). The aggregate purchase price for the Esatel and Sonic acquisitions was approximately $12.3 million, of which $0.5 million was paid in the first quarter of 2004.

        The results of these acquisitions are included within our consolidated income statements from the date of each respective acquisition.

8.    Stock-Based Compensation

        Effective January 1, 2003, we adopted the fair value recognition provision of FASB Statement No. 123, "Accounting for Stock Based Compensation," prospectively, to all employee awards granted on or after January 1, 2003, pursuant to FASB Statement No. 148, "Accounting for Stock-Based Compensation—Transition and Disclosure." During 2004 and 2003, we issued the following awards (after giving effect to the August 20, 2004 stock split):

Grant date:	Employee Stock Options Granted	Restricted Stock Units Granted
March 31, 2003	51,990	—
June 30, 2003	50,461	1,741,010
September 30, 2003	93,276	—
December 31, 2003	19,223	8,738
March 31, 2004	211,237	8,738
June 30, 2004	—	—
September 30, 2004	5,434,920	—

        Prior to the consummation of the Transactions, employee stock options granted before June 30, 2004 were scheduled to vest ratably over three years. The stock options granted in the third quarter of 2004 vest over five to eight years. Portions of these awards vest over a five-year period based upon the passage of time and portions vest over an eight year period, which may be reduced if certain pre-established company operating performance targets are achieved. Compensation expense for these nonqualified stock options is based on the fair value of the options at the respective grant dates utilizing the Black-Scholes model for estimating fair value. We recorded compensation expense related to these options of approximately $114 thousand and $196 thousand for the three and nine months ended September 30, 2004, respectively, and $10 thousand and $15 thousand during the three and nine month periods ended September 30, 2003, respectively. Under the intrinsic value method used for reporting prior to January 1, 2003, no compensation expense had been recognized on options granted through December 31, 2002, as the exercise price of the options granted equaled the market price of our common stock on the date of grant for all prior grants.

        Prior to the consummation of the Transactions, restricted stock units granted in 2004 and 2003 were scheduled to vest 50% on the second anniversary of the grant date and the remaining 50% on the third anniversary. Stock compensation expense was being recognized over the vesting period based on our stock price on the grant date. We recorded compensation expense related to the restricted stock units of approximately $0.4 million and $1.7 million for the three and nine months ended September 30, 2004, respectively, and $0.7 million and $1.2 million during the three and nine month periods ended September 30, 2003, respectively.

        Upon consummation of the Transactions, all outstanding employee stock options vested and became exercisable, and all outstanding restricted shares and restricted stock units vested immediately prior to the Merger. We recorded a charge of approximately $8.3 million within Transaction-related costs in our condensed consolidated statement of operations in the third quarter of 2004 in relation to the acceleration of vesting of these options, restricted shares and restricted stock units. Also in conjunction with the Transactions, the exercise prices of certain employee options were modified. As a result of these modifications, we recorded additional expense of approximately $1.2 million within Transaction Costs in our condensed consolidated statement of operations in the third quarter of 2004. Holders of options and restricted stock units were entitled to receive (i) with respect to in-the-money options, cash equal to the difference between the exercise price and the $23.50 per share price paid in the Transactions, and (ii) with respect to restricted shares and restricted stock units cash in the amount of $23.50 per share. All out-of-the-money stock options were cancelled without payment. Certain members of our management agreed not to have certain of their equity interests cashed out in the Transactions; existing options, restricted shares and restricted stock units granted to such individuals remain outstanding as options and shares.

        The following table illustrates the effect on net income as if the fair value based method had been applied to all outstanding and unvested awards in each period (in thousands):

	Three Months Ended:		Nine Months Ended:
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
Net income (loss), as reported	$20,996	$(76,655)	$82,152	$(97,918)
Add: Stock-based employee compensation expense included in reported net income, net of related tax effects	451	6,389	751	7,281
Deduct: Total stock-based employee compensation expense determined under fair value based methods for all awards, net of related tax effects	(1,326)	(6,384)	(6,742)	(9,685)

Pro forma net income (loss)	$20,121	$(76,650)	$76,161	$(100,322)

Earnings (loss) per share:
Basic and diluted-as reported	$0.03	$(0.19)	$0.13	$(0.17)

Basic and diluted-pro forma	$0.03	$(0.19)	$0.12	$(0.17)

        The pro forma amounts for compensation cost may not necessarily be indicative of the effects on operating results for future periods.

9.    Facilities Restructuring and Severance Costs

        Facilities restructuring and severance costs were $2.1 million and $0.7 million for the three months ended September 30, 2004 and 2003, respectively, and $4.5 million and $1.4 million for the nine month periods ended September 30, 2004 and 2003, respectively.

        In January 2003, our management approved a plan to consolidate certain of our teleports in order to improve customer service and reduce operating costs. Under this plan, our Homestead, Florida teleport was closed in 2003 and in June 2004 we closed our Spring Creek, New York teleport. On October 28, 2004, we sold our Spring Creek teleport (See Note 16 "Subsequent Events"). This teleport consolidation plan includes the disposal of land, buildings and equipment located at these teleports and severance related costs for approximately 40 employees that will be required to perform services through the date of closure. During the year ended December 31, 2003 and for the nine months ended September 30, 2004, we recorded charges of $4.2 million and $0.8 million, respectively, related to this teleport consolidation plan, primarily representing severance costs.

        On March 29, 2002, our management approved a plan to restructure several of our United States locations and close certain facilities, some of which are currently being leased through 2011. In an effort to further streamline our operations, in the nine months ended September 30, 2004 we consolidated our Manhattan Beach, El Segundo and Long Beach, California facilities. As a result, in the first quarter of 2004, we recorded a non-cash charge of approximately $1.4 million reflecting future lease costs related to approximately 18,000 square feet of unused facilities in Manhattan Beach. Additionally, in the third quarter of 2004 we recorded a non-cash charge of approximately $2.3 million due to a reduction in future anticipated sublease income related to one of our idle facilities.

        During the nine months ended September 30, 2004 we made cash payments of $0.4 million related to the 2003 reduction in workforce.

        The following table summarizes the recorded accruals and activity related to our teleport consolidation, facilities restructuring and severance charges (in millions):

	Facilities Restructuring	Teleport Consolidation	Severance Costs	Total
Balance as of January 1, 2003	$7.6	$—	$—	$7.6
2003 restructuring charges (credits)	(1.4)	4.2	1.4	4.2
Less: net cash payments in 2003	(1.6)	(2.4)	(0.7)	(4.7)

Balance as of December 31, 2003	$4.6	$1.8	$0.7	$7.1
2004 restructuring charges	3.7	0.8	—	4.5
Less: net cash payments in 2004	(1.6)	(1.5)	(0.4)	(3.5)

Balance as of September 30, 2004	$6.7	$1.1	$0.3	$8.1

10.    Interest Expense—Net

        Interest expense for the three months ended September 30, 2004 and 2003 is recorded net of capitalized interest of $2.0 million and $2.8 million, respectively, and interest income of $1.7 million and $2.4 million, respectively. Interest expense for the nine months ended September 30, 2004 and 2003 is recorded net of capitalized interest of $4.3 million and $11.3 million, respectively, and interest income of $6.8 million and $11.4 million, respectively. Included in interest expense for the three and nine months ended September 30, 2004 is approximately $15.1 million and $20.6 million, respectively, for the write-off of unamortized debt issuance costs related to the June 2004 and August 2004 prepayments of debt. Included in interest expense for the three and nine months ended September 30, 2003 is approximately $5.7 million for the write-off of debt issuance costs associated with the portion of the Old Credit Facility that was prepaid in July 2003 (See Note 6 "Long-Term Debt").

11.    Commitments and Contingencies

Satellite Incentive Obligations

        Satellite contracts typically require that we make progress payments during the period of the satellite's construction and orbital incentive payments (plus interest) over the orbital life of the satellite. The incentive obligations may be subject to reduction or refund if the satellite fails to meet specific technical operating standards. As of September 30, 2004, we had $123.9 million of liabilities recorded in relation to these satellite incentive obligations.

Satellite Commitments

        As of September 30, 2004, we had approximately $159.7 million of expenditures remaining under existing satellite construction contracts and $21.6 million remaining under existing satellite launch contracts. Satellite launch and in-orbit insurance contracts related to future satellites to be launched are cancelable up to thirty days prior to the satellite's launch. As of September 30, 2004, we did not have any non-cancelable commitments related to existing launch insurance or in-orbit insurance contracts for satellites to be launched.

        Through September 30, 2004, we had made approximately $171.2 million of capital expenditures in relation to Galaxy 14 and Galaxy 15. We also spent $65.8 million for launch costs originally intended for Galaxy 8-iR and $6.0 million for another future launch. As a result of the termination of the Galaxy 8-iR construction contract, we expect to use this launch for one of our satellites currently under construction.

        In April 2004, we entered into a commitment for the construction of Galaxy 16. In June 2004, we paid The DIRECTV Group $28.5 million to fully reimburse amounts previously paid on our behalf to the manufacturer of this satellite. Also in June 2004, we executed a definitive agreement for the procurement of Galaxy 17 an on-ground spare for Galaxy 11, which will also serve as a spare to protect against launch failure of Galaxy 16. The aggregate commitment related to these construction agreements is approximately $200 million, which will be paid over the next two years.

        We plan to construct and launch replacement satellites for Galaxy 10R and PAS-6B prior to the end of their useful lives, although no commitments have been made for the procurement of these satellites.

Satellite Insurance

        On August 31, 2004, we filed a proof of loss under the insurance policy for our Galaxy 10R spacecraft after the secondary XIPS on this satellite permanently failed. In November 2004, our insurers confirmed to us their agreement to settle this claim for approximately $75.3 million. These insurance proceeds, which are expected to be received by the end of the fourth quarter of 2004, will be used to partially offset the replacement cost of Galaxy 10R.

        On February 19, 2003, we filed proofs of loss under the insurance policies for two of our BSS 702 spacecraft, Galaxy 11 and PAS-1R, for constructive total losses based on degradation of the solar panels. On December 29, 2003, we reached a settlement of these insurance claims for payment of $260 million with no future revenue share. We offset the proceeds from this settlement against the carrying value of the satellites. In the first quarter of 2004, we received the $260 million settlement amount.

        On July 31, 2003, we filed a proof of loss under the insurance policy for our Galaxy 4R spacecraft after the secondary XIPS on this satellite ceased working. In 2003, we settled with and received $102.6 million from insurers representing approximately 83 percent of the insurance coverage on the satellite. In March 2004, we reached an agreement with and received $26.9 million from the insurer representing the remaining 17 percent of the insurance coverage on this satellite. The settlement with the insurer representing 17 percent coverage included a future sharing of revenues actually received from the satellite. We proportionately offset the proceeds from these settlements against the insured carrying value of the satellite and the net investment in sales-type lease. We plan to replace this satellite with Galaxy 16 prior to the end of its useful life using the insurance proceeds and a launch service contract that we had purchased previously.

        During the first quarter of 2004 we received $286.9 million of insurance proceeds under the insurance policies for Galaxy 11, PAS-1R and Galaxy 4R satellites. These proceeds were held in a collateral account and were classified as restricted cash pursuant to the terms of our Old Credit Facility until those restrictions were lifted in June 2004.

        As of September 30, 2004, we had in effect launch and in-orbit insurance policies covering seven satellites in the aggregate amount of approximately $828.9 million. As of such date, these insured satellites had an aggregate net book value and other insurable costs of $899.7 million. We have 17 uninsured satellites in orbit. The uninsured satellites are: PAS-4, which is used as a backup satellite; PAS-5 and PAS-7, for which we received insurance proceeds for constructive total losses; Galaxy 1R, Galaxy 3R, Galaxy 5 and SBS-6, which are approaching the ends of their useful lives; Galaxy 11 and PAS-1R, for which we received insurance proceeds for partial losses; PAS-2, PAS-3R, PAS-6B, PAS-8 and Galaxy 9, for which we determined that insurance was not available on commercially reasonable terms; and HGS-3, HGS-5 and Leasat, which have an aggregate book value of less than $1.0 million. Our Galaxy 12 and Galaxy 9 satellites currently serve as in-orbit backups for the C-band portions of Galaxy 1R, Galaxy 3C, Galaxy 4R, Galaxy 5, Galaxy 10R, Galaxy 11 and Galaxy 13/Horizons 1 (See Note 5 "Satellite Deployment Plans" above). The C-band portion of the satellites that are currently covered by C-band in-orbit backups had an aggregate net book value of approximately $310.8 million as of September 30, 2004.

        Of the insured satellites, as of September 30, 2004, three were covered by policies with substantial exclusions or exceptions to coverage for failures of specific components identified by the underwriters as at risk for possible failure ("Significant Exclusion Policies"). The exclusions reduce the probability of an insurance recovery in the event of a loss on these satellites. One of the satellites, PAS-9, has operational redundancies available for the systems on which exclusions have been imposed. We believe that this redundancy allows for uninterrupted operation of the satellite in the event of a failure of the component subject to the insurance exclusion. The second such satellite, Galaxy 4R, for which we have received insurance proceeds, has a remaining policy covering $19.7 million of investments in sales-type leases that also has a policy exclusion for XIPS related anomalies. Galaxy 4R is currently operating on its backup bi-propellant propulsion system. The third satellite, Galaxy 13/Horizons 1, which was placed in service in January 2004 and is insured by a policy with an exclusion for XIPS related anomalies, continues to have fully redundant XIPS as its primary propulsion system. Certain enhancements have been made to the XIPS on this satellite to make the systems more robust. In addition, this satellite has available backup bi-propellant of over 11 years.

        At September 30, 2004, the uninsured satellites and the satellites insured by Significant Exclusion Policies had a total net book value and other insurable costs of approximately $1.0 billion. Of this amount, $753.7 million related to uninsured satellites and $273.0 million related to satellites insured by Significant Exclusion Policies.

Operating Leases

        We have commitments for operating leases primarily relating to equipment, our executive office facilities in Wilton, Connecticut and other locations. These leases contain escalation provisions for increases as a result of increases in real estate taxes and operating expenses. As of September 30, 2004, minimum annual rentals of all leases, exclusive of potential increases in real estate taxes, operating assessments and future sub-lease income aggregated $33.2 million.

Customer and Vendor Obligations

        We have certain contracts with our customers which require that we provide equipment, services and other support to these customers during the course of the related contracts. As of September 30, 2004, we had commitments under these customer contracts which aggregated approximately $45.1 million related to the provision of equipment, services and other support.

        We have certain long-term contractual obligations with service providers primarily for the operation of certain of our satellites. As of September 30, 2004, we had commitments under these vendor contracts, which aggregated approximately $53.8 million, related to the provision of equipment, services and other support.

Change-in-Control Obligations

        Certain of our senior executives are party to change-in-control severance agreements which provide for payment of severance and other benefits in the event of an involuntary termination of the executive's employment (as defined in such agreements) within three years after a change in control. As a change in control of The DIRECTV Group and PanAmSat have occurred, these agreements will apply if an involuntary termination of the executive occurs during the period specified by the agreement. Based upon current compensation levels, if all of these executives receive the termination related benefits as specified by their respective agreements, the aggregate cost to us would be in the range of $4 million to $5 million.

        Certain of our other executives have change-in-control severance agreements which provide for, among other things, the payment of severance and other benefits upon the termination of the executive without cause or for good reason within three years after a change in control of PanAmSat, as defined in their respective agreements. The Transactions resulted in a change-in-control of PanAmSat under these agreements. Based upon current compensation levels, if all of these executives receive the termination related benefits as specified by their respective agreements, the aggregate cost to us would be approximately $5 million in addition to the costs described above with respect to our senior executives.

        In addition, our Severance Pay Plan allows for the payment of enhanced severance to employees laid off or who resign for good reason (as defined in such plan) due to, and within two years following, a change-in-control.

Foreign Withholding Taxes

        We have outstanding tax claims related to withholding taxes assessed on revenues derived from broadcasters inside and outside of India who broadcast from or into India. The Indian government has assessed approximately $7.3 million (reduced from an initial assessment of $15.2 million) against one of our subsidiaries for the Indian tax year ended March 31, 1997. This assessment is being appealed to the Income Tax Appeals Tribunal. For Indian tax years ended March 31, 1996, 1998, 1999, 2000 and 2001, the Indian government has assessed approximately $46 million in the aggregate against us, including interest. This assessment has been appealed to the Commissioner of Income Tax (Appeals). We are contesting the imposition of such taxes. While this contest proceeds, we have been required to advance cash and provide a bank guarantee for a total of $36 million. To date, we have paid cash of approximately $1 million related to these assessment years. If unsuccessful in our contest, we could be subject to comparable claims for subsequent years. In connection with the Transactions, The DIRECTV Group agreed to indemnify us for these and certain other taxes related to any periods or portions of such periods ending on or prior to the day of the closing of the Transactions in amounts equal to 80% of the first $75 million of such taxes and 100% of such taxes in excess of the first $75 million. As a result, our net tax liability related to these periods is capped at $15 million (See Note 2 "PanAmSat Merger, Subsequent Sale and Related Transactions" above).

12.    Certain Relationships and Related Transactions Prior to the Completion of the Transactions

Transactions with The DIRECTV Group and its Affiliates

        Until the consummation of the Transactions on August 20, 2004, The DIRECTV Group and its affiliates were related parties of ours.

        We provide satellite capacity, TT&C and other related services and facilities to several subsidiaries of The DIRECTV Group and purchase certain services and equipment from a subsidiary of The DIRECTV Group. Additionally, for the period prior to the consummation of the Transactions, we reimbursed The DIRECTV Group for the allocated costs of certain jointly incurred expense items, principally relating to administrative and other expenses. Revenues derived from The DIRECTV Group and its affiliates were $18.5 million from July 1, 2004 though August 19, 2004, or 8.9% of our revenues for the three months ended September 30, 2004. Revenues derived from The DIRECTV Group and its affiliates were $82.3 million from January 1, 2004 though August 19, 2004, or 13.3% of our revenues for the nine months ended September 30, 2004.

        During the fourth quarter of 2003, we agreed to amend our transponder lease agreements with DTVLA. This amendment became effective in February 2004 upon DTVLA's emergence from the Chapter 11 bankruptcy process. In conjunction with these amendments we agreed to accept reduced cash payments in the early years, most of which we expect to recapture in later years, and The DIRECTV Group has agreed to guarantee all of the transponder lease agreements with DTVLA for a period of five years.

        We entered into new contractual arrangements with affiliates of The DIRECTV Group in connection with the Transactions at rates which, we believe, approximate market rates. These contractual arrangements include the extension of transponder lease agreements with HNS, the extension of The DIRECTV Group guarantees of our transponder lease agreements with DTVLA, the purchase of additional transponder capacity for DTH services in Latin America, and the extension of existing and the entering into of new TT&C services agreements with DIRECTV Operations LLC. In addition, in connection with the Transactions, The DIRECTV Group paid us $9.2 million for certain past due receivables from, and guaranteed certain future obligations of, our customer Sky Multi-

Country Partners, an affiliate of News Corporation (See Note 2 "PanAmSat Merger, Subsequent Sale and Related Transactions" above).

        During 2003, we transferred an authorization for a Ka-band orbital slot to HNS, an affiliate, in exchange for a contingent payment of approximately $2.1 million. The payment is payable upon the launch of a satellite by HNS to such orbital slot. The Federal Communications Commission has approved the transfer of this authorization.

        On April 20, 2004, we entered into a definitive transaction agreement with The DIRECTV Group, Merger Sub, a wholly-owned subsidiary of The DIRECTV Group, and Constellation, an affiliate of KKR for the Transactions. (See Note 2 "PanAmSat Merger, Subsequent Sale and Related Transactions" above).

        In June 2004, we paid The DIRECTV Group $28.5 million to reimburse them in full for amounts they previously paid on our behalf to the manufacturer of the Galaxy 16 satellite (See Note 5 "Satellite Deployment Plans" above).

        Concurrently with the execution of the transaction agreement, we entered into a tax separation agreement with The DIRECTV Group that will supersede four earlier tax-related agreements among ourselves, The DIRECTV Group and certain of its affiliates. We and The DIRECTV Group have agreed to handle tax matters with respect to the tax periods covered by the tax separation agreement, including tax return preparation, audits, appeals and litigation, in a manner consistent with the past practice of The DIRECTV Group and ourselves before the acquisition. In addition, we and The DIRECTV Group have agreed to cooperate in any tax audits, litigation or appeals that involve, directly or indirectly, periods ending on or prior to the day of the closing of the Transactions.

        Pursuant to the tax separation agreement, The DIRECTV Group has agreed to indemnify us for all federal and consolidated state and local income taxes a taxing authority may attempt to collect from us regarding any liability for the federal or consolidated state or local income taxes of GM and The DIRECTV Group, except those income taxes we are required to pay under the tax separation agreement. In addition, The DIRECTV Group has agreed to indemnify us for any taxes (other than those taxes described in the preceding sentence) related to any periods or portions of such periods ending on or prior to the day of the closing of the Transactions in amounts equal to 80% of the first $75 million of such other taxes and 100% of any other taxes in excess of the first $75 million. As a result, our net tax liability related to these periods is capped at $15 million.

        The tax separation agreement became effective upon the consummation of the Transactions on August 20, 2004 and will remain effective until the expiration of the statute of limitations with respect to all taxes to which the tax separation agreement relates.

Transactions with News Corporation and its Affiliates (Other than The DIRECTV Group)

        Until the consummation of the Transactions on August 20, 2004, News Corporation and its affiliates were related parties of ours.

        We are a party to agreements with News Corporation and certain of its subsidiaries and affiliates pursuant to which we provide satellite capacity, TT&C and other related services. Revenues derived from the News Corporation and its affiliates were $12.8 million from July 1, 2004 though August 19,

2004, or 6.2% of our revenues for the three months ended September 30, 2004. Revenues derived from the News Corporation and its affiliates were $55.1 million from January 1, 2004 though August 19, 2004, or 9.1% of our revenues for the nine months ended September 30, 2004.

        In January 2004, Fox Entertainment and we signed a multi-year, multi-satellite agreement, the terms of which provide that Fox Entertainment will consolidate its entire suite of U.S. cable and broadcast programming onto our global fleet for 15 years and move a significant portion of its international traffic onto the fleet for the next decade. Fox Entertainment will now be one of our largest media customers and one of our top five global customers.

Effect of the Transactions

        As a result of the Transactions, effective August 20, 2004, The DIRECTV Group and News Corporation were no longer related parties of ours and the Sponsors and their affiliates became related parties of ours.

Transactions with The Sponsors and Their Affiliates

        The Sponsors provide management and advisory services to us pursuant to management services agreements executed at the closing of the Transactions. The Sponsors charge us an aggregate management fee of $2 million annually for the provision of these services subject to an annual increase of three percent. From August 20, 2004 through September 30, 2004, we accrued $231 thousand of expense for these management fees.

        We provide satellite capacity, TT&C and other related services to affiliates of certain of the Sponsors. Revenues for these services were $990 thousand and $2.97 million for the three and nine months ended September 30, 2004, respectively. As of September 30, 2004, we had receivables related to these affiliates of approximately $165 thousand.

13.    Other Assets—Net

        Our Other Assets—net are recorded within deferred charges and other assets-net on our consolidated balance sheet. Other assets—net consists of prepayments of installation at the facilities of third parties that provide TT&C services to us under long-term service agreements, as well as other miscellaneous deferred charges and other assets. The prepaid installation costs are necessary for third parties to provide services to us over the term of the related services agreement. These prepaid costs are amortized on a straight-line basis over the respective contract periods. Included in other assets-net as of September 30, 2004 and December 31, 2003 are $2.2 million and $3.2 million, respectively of customer lists. As of September 30, 2004 and December 31, 2003, customer lists are net of accumulated amortization of $1.7 million and $0.6 million, respectively.

14.    Evaluation of Long-Lived Assets

        We periodically evaluate potential impairment loss relating to long-lived assets, including satellites, when a change in circumstances occurs, by assessing whether the unamortized carrying amount can be recovered over the remaining life through undiscounted future expected cash flows generated by the underlying assets (excluding interest payments). If the undiscounted future cash flows were less than the carrying value of the asset or group of assets, an impairment charge would be recorded. We assess the recoverability of certain of our deferred charges and other assets by comparing the remaining net book value of the deferred charges and other assets at each period end with the expected future undiscounted cash flows to be generated pursuant to the customer contract that gave rise to the deferred charges. The recoverability analysis is performed for each individual deferred charge and the undiscounted cash flows are the cash flows associated with the specific customer contract that gave rise to the deferred charges. The undiscounted cash flows, as determined within the specific contractual arrangement with that customer, would be utilized to assess the recoverability of the deferred charge. The impairment charge would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved.

        We also assess the recoverability of our long-lived assets pursuant to paragraph 10 of Financial Accounting Standards Board ("FASB") Statement No. 144 ("SFAS No. 144"). The costs of specific satellites are grouped together with other associated assets when assessing recoverability. Periodically and when a change in circumstances occurs, this group of assets is compared with the expected future undiscounted cash flows to be generated by us from the related satellite. Any excess of the net book value for this group of assets over the expected future undiscounted cash flows of the related satellite would result in an impairment charge that would be recorded within our statement of income in the period the determination is made. The impairment charge would be measured as the excess of the carrying value of the asset or group of assets over the present value of estimated expected future cash flows related to the asset or asset group using a discount rate commensurate with the risks involved.

        In the event a portion of a satellite was rendered inoperative and/or incapable of performing its intended function, we would apply the concepts of SFAS No. 144, in the determination of whether an impairment loss had occurred. If an impairment loss were indicated, such amount would be recognized in the period of occurrence, net of any insurance proceeds to be received so long as such amounts are determinable and receipt is probable. If no impairment loss was indicated in accordance with SFAS No. 144 and we received insurance proceeds, the proceeds would offset the carrying value of the satellite. In the event that the insurance proceeds received exceeded the carrying value of the satellite, the excess of the proceeds over the carrying value of the satellite would be recognized in the income statement.

        In the event a portion of a satellite was rendered inoperative and/or incapable of performing its intended function and the satellite was not insured, we would apply the concepts of SFAS 144 in the determination of whether an impairment loss had occurred. In the event an impairment loss had occurred, such amount would be recognized in the period of occurrence.

15.    Operating Segments

        Statement of Financial Accounting Standards No. 131, "Disclosures About Segments of an Enterprise and Related Information" ("SFAS No. 131") establishes standards for reporting information about operating segments in annual financial statements of public business enterprises and requires that those enterprises report selected information about operating segments in interim financial reports issued to shareholders. Operating segments are components of an enterprise about which separate financial information is available and regularly evaluated by the chief operating decision maker(s) of an enterprise. We have organized our company into two operating segments based upon the types of customers served, services provided and the economic characteristics of each segment. Our operating segments are:

          Fixed Satellite Services ("FSS"): Through FSS, we lease transponder capacity to customers for various applications, including broadcasting, news gathering, Internet access and transmission, private voice and data networks, business television, distance learning and DTH television and provide TT&C and network services to customers.

          Government Services ("G2"): Through G2, we provide global satellite and related telecommunications services to the federal government, international government entities, and their contractors.

        Prior to the third quarter of 2004, we utilized net income plus net interest expense, income tax expense (benefit) and depreciation and amortization, or EBITDA, to measure the operating performance of our operating segments and as a measure of segment performance for incentive compensation purposes.

        As a result of the Transactions, we began utilizing Segment EBITDA as a measure of performance for our operating segments during the third quarter of 2004. We evaluate the performance of our operating segments based on several factors, of which the primary financial measure is segment net income (loss) plus net interest expense, income tax expense (benefit) and depreciation and amortization, further adjusted to exclude non-recurring items and other non-cash adjustments largely outside of the segment operating managers' control ("Segment EBITDA"). Segment EBITDA is presented herein because our chief operating decision maker evaluates and measures each business unit's performance based on its Segment EBITDA results.

        Selected information for our operating segments is as follows (in thousands):

	Three Months Ended:		Nine Months Ended:
	September 30, 2003	September 30, 2004	September 30, 2003	September 30, 2004
Revenues:
FSS	$192,692	$191,945	$581,946	$570,154
G2	21,780	20,497	46,813	64,918
Eliminations	(4,392)	(5,347)	(15,330)	(15,722)

Total Revenues	$210,080	$207,095	$613,429	$619,350

Depreciation and Amortization Expense:
FSS	$84,864	$74,011	$231,988	$219,878
G2	154	311	206	1,091
Eliminations	—	—	—	—

Total Depreciation and Amortization Expense	$85,018	$74,322	$232,194	$220,969

Income (loss) from Operations:
FSS	$63,109	$(88,909)	$209,728	$(78,640)
G2	3,340	2,685	7,447	8,010
Eliminations	—	—	—	—

Total Income (loss) from Operations	$66,449	$(86,224)	$217,175	$(70,630)

Segment EBITDA:
FSS	$157,906	$156,236	$468,550	$459,254

G2	$3,494	$2,996	$7,653	$9,101

Capital Expenditures:
FSS	$32,417	$24,400	$87,161	$108,286
G2	—	22	—	22
Eliminations	—	—	—	—

Total Capital Expenditures	$32,417	$24,422	$87,161	$108,308

	December 31, 2003	September 30, 2004
Assets:
FSS	$5,716,365	$4,861,722
G2	39,859	36,270
Eliminations	(21,347)	(15,410)

Total Assets	$5,734,877	$4,882,582

        The following table sets forth a reconciliation of Income from operations to Segment EBITDA for our FSS operating segment and our G2 operating segment for the periods indicated. Management encourages readers to use GAAP disclosures within this prospectus to evaluate our results of operations. These non-GAAP tables are included to aid the reader in understanding our GAAP financial statements.

	Three Months Ended September 30,		Nine Months Ended September 30,
	2003	2004	2003	2004
		(In thousands)
FSS Operating Segment:
Reconciliation of income (loss) from operations to Segment EBITDA:
Income (loss) from operations	$63,109	$(88,909)	$209,728	$(78,640)
Depreciation and amortization	84,864	74,011	231,988	219,878

EBITDA	147,973	(14,898)	441,716	141,238
Adjustment of sales-type leases to operating leases(a)	5,785	6,608	16,921	19,035
Effect of Galaxy 10R anomaly(b)	—	9,090	—	9,090
Satellite impairment(c)	—	—	—	99,946
Restructuring charges(d)	727	2,080	1,390	4,508
Reserves for long-term receivables and sales-type leases(e)	—	(3,727)	2,112	24,419
Reversal of allowance for customer credits(f)	2,700	1,800	5,400	7,200
Transaction-related costs(g)	—	154,535	—	155,035
Other items(h)	721	748	1,011	(1,217)

Segment EBITDA	$157,906	$156,236	$468,550	$459,254

G2 Operating Segment:
Reconciliation of income from operations to Segment EBITDA:
Income from operations	$3,340	$2,685	$7,447	$8,010
Depreciation and amortization	154	311	206	1,091

Segment EBITDA	$3,494	$2,996	$7,653	$9,101

(a)
For all periods presented, adjustment of sales-type leases to operating leases represents the principal portion of the periodic sales-type lease payments that are recorded against the principal balance outstanding. These amounts would have been recorded as operating lease revenues if these agreements had been accounted for as operating leases instead of sales-type leases. These adjustments have the effect of including the principal portion of our sales-type lease payments in the period during which cash is collected.

(b)
For the three and nine months ended September 30, 2004 amounts represent certain non-cash charges resulting from the August 2004 XIPS anomaly on Galaxy 10R.

(c)
For the nine months ended September 30, 2004, satellite impairment represents the pre-tax non-cash impairment charge related to the anomalies experienced by our PAS-6 satellite during the three months ended March 31, 2004, which resulted in this satellite being de-orbited on April 2, 2004. See Note 4 "PAS-6 and Galaxy 10R Impairment Losses".

(d)
For all periods presented, restructuring charges represent severance costs, leasehold termination costs and/or other facility closure costs. See Note 9 "Facilities Restructuring and Severance Costs".

(e)
For the three months ended September 30, 2004, the adjustment represents the reversal of reserves established in relation to our sales-type leases. For the nine months ended September 30, 2004, the adjustment represents the write-off of the long-term receivable balances due from a customer of $28.1 million, partially offset by the reversal of reserves established in relation to our sales-type leases during the three months ended September 30, 2004. For the nine months ended September 30, 2003, represents the amount of long-term receivables that were evaluated to be uncollectible and were reserved for during the period.

(f)
For all periods presented, we recorded an allowance for customer credits related to receivables from a customer affiliated with News Corporation, as collectability was not reasonably assured. In connection with the Transactions, The DIRECTV Group guaranteed the obligations under these contracts. The adjustments represent the amount of revenues that would have been recognized had the allowance for customer credits not been recorded.

(g)
For the three and nine months ended September 30, 2004 amounts represent the costs incurred in relation to the Transactions. These costs consisted of $138.2 million related to our debt tender offers, $9.5 million resulting from the cashing out of restricted stock units and stock options, $5.0 million of transaction related bonuses paid to certain of our executives, and the remainder relating to the proxy solicitation and other costs.

(h)
For the three months ended September 30, 2004, other items consists of (i) $0.5 million of non-cash stock compensation expense and (ii) $0.2 million of expenses for management advisory services from the Sponsors. For the three months ended September 30, 2003, other items consists of $0.7 million of non-cash stock compensation expense. For the nine months ended September 30, 2004, other items consists of (i) $2.5 million of non-cash reserve adjustments and $1.3 million of gain on disposal of assets, partially offset by (w) $0.3 million of transaction costs related to acquisitions not consummated, (x) $1.9 million of non-cash stock compensation expense, (y) $0.2 million loss from an investment accounted for by the equity method and (z) $0.2 million of expenses for management advisory services from the Sponsors. For the nine months ended September 30, 2003, other items consists of (i) $1.2 million of transaction costs related to acquisitions not consummated and (ii) $1.2 million of non-cash stock compensation expense, partially offset by a $1.4 million reserve adjustment.

16.    Subsequent Events

  PanAmSat Holding Corporation

        On October 8, 2004, all of our outstanding common stock held by our then existing stockholders was contributed to PanAmSat Holding Corporation, or "Holdco", in exchange for an equal number of shares of Holdco common stock, par value $0.01 per share. In addition, options and other equity rights for our common stock were converted to similar rights for Holdco common stock. As a result of and immediately following that contribution, our then existing stockholders owned Holdco in equal proportion to their prior ownership interest in us, and we became a wholly-owned subsidiary of Holdco. On October 18, 2004, certain members of our management purchased additional shares of Holdco common stock and were granted options to purchase Holdco common stock.

        On October 19, 2004, Holdco issued $416 million aggregate principal amount at maturity of its 10 3/8% Senior Discount Notes due 2014 pursuant to Rule 144A under the Securities Act of 1933, as amended. We are not an obligor under or a guarantor of these notes and they are structurally junior in right of payment to all of our existing and future indebtedness. All of the proceeds of that offering, less discounts, commissions and expenses, or approximately $246 million, were paid on October 19, 2004, as a dividend to the stockholders of Holdco.

  Spring Creek Sale

        On October 28, 2004, we completed the sale of our Spring Creek teleport for approximately $14.4 million, net of associated selling costs. As of September 30, 2004, the assets of the Spring Creek teleport of $3.3 million were reflected as "Assets Held for Sale" on our consolidated balance sheet. As a result of the completion of this sale, we recorded a pre-tax gain of approximately $11.1 million in October 2004. The Spring Creek teleport is not significant to our consolidated operating results or financial position.

  Voluntary Debt Prepayment

        On August 31, 2004, we filed a proof of loss under the insurance policy for our Galaxy 10R spacecraft after the secondary XIPS on this satellite failed. Through November 30, 2004, we received all of the expected insurance proceeds for our claim on Galaxy 10R, or approximately $75 million. On November 19, 2004, proceeds of approximately $69 million received through that date, along with cash on hand, were utilized to make a voluntary prepayment of approximately $137 million under our senior secured credit facilities. Approximately $124.5 million of this prepayment was applied to the Term Loan A Facility, while the remaining $12.5 million was applied to the Term Loan B Facility.

  Satellite Deployment Plans

        In December 2004, we revised our plans for the deployment of the satellites to be known as Galaxy 16 and Galaxy 17. We now plan to launch Galaxy 17 in the third quarter of 2006 to replace Galaxy 4R at 99 degrees west longitude. Galaxy 16, which will be an on-ground spare for Galaxy 11, will also serve to protect against launch failure of Galaxy 17 and could serve as a replacement for Galaxy 10R. We expect to use the launch previously intended for the terminated Galaxy 8-iR satellite for one of our satellites currently under construction.

  Recent Evaluation of the Estimated Useful Lives of Satellites

        In December 2004, after reviewing available solar array degradation data on our BSS 702 satellites, we reduced our estimate of the end of the useful life of our Galaxy 11 satellite from 2015 to 2009 and of our PAS-1R satellite from 2016 to 2010, which will result in an increase in our annual depreciation expense of $26.3 million beginning in the fourth quarter of 2004. These estimates are based on data available at this time and reflect our current expectations for these systems. Pursuant to our contracts with our customers, a substantial portion of our customer activity on these satellites will continue onto replacement satellites and the reduced estimate of their useful lives will not result in a material reduction in our contracted backlog. We believe that the net book values of these satellites are fully recoverable.

        Also in December 2004, after reviewing the operating time to failure and other data from failed BSS 601 HP XIPS systems in our fleet and from similar systems owned by others, as reported to us by the manufacturer, we recently reduced our estimate of the end of useful life of one of our BSS 601 HP satellites, PAS-9, from 2015 to 2013. This will result in an increase in our annual depreciation expense of $3.4 million beginning in the fourth quarter of 2004. This estimate is based on currently available data from satellite systems similar to PAS-9 and reflects our current expectations for these systems. It is not based on the operating history of PAS-9. We believe that the net book value of this satellite is fully recoverable. Because some of our customer contracts do not require their service to continue onto a replacement satellite, this reduction in our estimate of useful life will result in a reduction in our contracted backlog of approximately $61 million.

        Along with the manufacturer, we continually monitor the performance of our satellites that use these systems and will, as warranted, reevaluate our expectations.

17.    Condensed Consolidating Financial Statements

  8 1/2% Senior Notes due 2012

        Obligations under our 8 1/2% Senior Notes due 2012 are fully and unconditionally guaranteed on a joint and several basis by all of our existing domestic subsidiaries (the "Guarantor Subsidiaries," each a "Guarantor").

        In the first quarter of 2004, we reorganized portions of our subsidiary structure so that certain of our government sales activities operate through a wholly owned subsidiary, G2. As a result, we are now required to present consolidating financial information for our company and our subsidiaries within the notes to our condensed consolidated financial statements in accordance with the criteria established for parent companies in the SEC's Regulation S-X, Rule 3-10(f). During the current period we determined that our non-guarantor subsidiaries, which include our foreign subsidiaries which do not guarantee the Senior Notes, were no longer minor (as defined in the SEC's Regulation S-X, Rule 3-10 (h)) and therefore they are included within the following condensed consolidating financial statements.

        The following condensed consolidating financial information presents the results of operations, financial position and cash flows of PanAmSat Corporation, the Guarantor Subsidiaries, the Non-guarantor Subsidiaries (which are our international subsidiaries and our newly formed satellite operating companies) and the eliminations necessary to arrive at the information for our company on a consolidated basis as of September 30, 2004 and for the three and nine month periods ended September 30, 2004. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS)

	PanAmSat Corporation	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Operating leases, satellite services and other	$190,988	$21,858	$84,855	$(94,433)	$203,268
Outright sales and sales—type leases	3,827	—	—	—	3,827

Total revenues	194,815	21,858	84,855	(94,433)	207,095

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales—type leases	2,224	—	—	—	2,224
Depreciation and amortization	54,445	841	19,036	—	74,322
Direct operating costs (exclusive of depreciation and amortization)	100,839	17,404	14,839	(94,433)	38,649
Selling, general and administrative expenses	18,779	1,478	1,252	—	21,509
Facilities restructuring and severance cost	2,080	—	—	—	2,080
Transaction-related costs	154,535	—	—	—	154,535

Total operating costs and expenses	332,902	19,723	35,127	(94,433)	293,319

INCOME (LOSS) FROM OPERATIONS	(138,087)	2,135	49,728	—	(86,224)
INTEREST EXPENSE (INCOME)—NET	48,728	(65)	9,131	—	57,794

INCOME (LOSS) BEFORE INCOME TAXES	(186,815)	2,200	40,597	—	(144,018)
INCOME TAX EXPENSE (BENEFIT)	(86,610)	924	18,323	—	(67,363)

NET INCOME (LOSS)	$(100,205)	$1,276	$22,274	$—	$(76,655)

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS)

	PanAmSat Corporation	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Operating leases, satellite services and other	$559,337	$68,308	$94,470	$(114,950)	$607,165
Outright sales and sales-type leases	12,185	—	—	—	12,185

Total revenues	571,522	68,308	94,470	(114,950)	619,350

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	2,224	—	—	—	2,224
Depreciation and amortization	199,930	1,788	19,251	—	220,969
Direct operating costs (exclusive of depreciation and amortization)	162,450	54,933	16,051	(114,950)	118,484
Selling, general and administrative expenses	78,086	5,287	5,441	—	88,814
PAS-6 impairment loss	99,946	—	—	—	99,946
Facilities restructuring and severance cost	4,508	—	—	—	4,508
Transaction-related costs	155,035	—	—	—	155,035

Total operating costs and expenses	702,179	62,008	40,743	(114,950)	689,980

INCOME (LOSS) FROM OPERATIONS	(130,657)	6,300	53,727	—	(70,630)
INTEREST EXPENSE (INCOME)—NET	113,572	(195)	9,126	—	122,503

INCOME (LOSS) BEFORE INCOME TAXES	(244,229)	6,495	44,601	—	(193,133)
INCOME TAX EXPENSE (BENEFIT)	(116,274)	2,486	18,573	—	(95,215)

NET INCOME (LOSS)	$(127,955)	$4,009	$26,028	$—	$(97,918)

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING BALANCE SHEETS
AT SEPTEMBER 30, 2004
(IN THOUSANDS, EXCEPT SHARE DATA)

	PanAmSat Corporation	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,075	$137	$7,992	$—	$48,204
Accounts receivable—net	41,169	18,677	2,703	—	62,549
Net investment in sales-type leases	25,634	—	—	—	25,634
Prepaid expenses and other current assets	26,906	11,141	257	(9,113)	29,191
Deferred income taxes	7,048	—	—	—	7,048
Assets held for sale	3,257	—	—	—	3,257

Total current assets	144,089	29,955	10,952	(9,113)	175,883
SATELLITES AND OTHER PROPERTY AND EQUIPMENT—NET	799,697	4,518	1,232,436	—	2,036,651
NET INVESTMENT IN SALES-TYPE LEASES	90,165	—	—	—	90,165
GOODWILL	2,240,453	5,669	—	—	2,246,122
DEFERRED CHARGES AND OTHER ASSETS—NET	1,166,800	2,271	5,729	(841,039)	333,761
INVESTMENT IN AFFILIATES	410,712	—	—	(410,712)	—
DUE FROM AFFILIATES	—	—	64,972	(64,972)	—

TOTAL ASSETS	$4,851,916	$42,413	$1,314,089	$(1,325,836)	$4,882,582

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$64,208	$9,368	$1,461	$—	$75,037
Current portion of long-term debt	95,416	—	—	—	95,416
Current portion of satellite incentives	13,218	—	—	—	13,218
Accrued interest payable	17,694	—	9,113	(9,113)	17,694
Deferred gains and revenues	19,570	4,075	—	—	23,645

Total current liabilities	210,106	13,443	10,574	(9,113)	225,010
LONG-TERM DEBT	3,673,740	—	840,000	(840,000)	3,673,740
DEFERRED INCOME TAXES	31,392	67	—	—	31,459
DEFERRED CREDITS AND OTHER (principally customer deposits, satellite incentive obligations and deferred revenue)	264,814	5,778	18,457	(10,095)	278,954
DUE TO AFFILIATES	64,972	—	—	(64,972)	—

TOTAL LIABILITIES	4,245,024	19,288	869,031	(924,180)	4,209,163

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value	2,384	—	—	—	2,384
Additional paid-in-capital	800,148	10,069	409,699	(401,656)	818,260
Retained earnings	495,874	16,474	35,359	—	547,707
Accumulated other comprehensive income	772	—	—	—	772
Other stockholders' equity	—	(3,418)	—	—	(3,418)
Treasury stock	(692,286)	—	—	—	(692,286)

TOTAL STOCKHOLDERS' EQUITY	606,892	23,125	445,058	(401,656)	673,419

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$4,851,916	$42,413	$1,314,089	$(1,325,836)	$4,882,582

PANAMSAT HOLDING CORPORATION
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS)

	PanAmSat Corporation	Guarantor Subsidiaries	Non-guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS FROM OPERATING ACTIVITIES:
Net income (loss)	$(127,955)	$4,009	$26,028	$—	$(97,918)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	199,930	1,788	19,251	—	220,969
Deferred income taxes	(116,643)	—	18,186	—	(98,457)
Amortization of debt issuance costs and other deferred charges	7,698	—	—	—	7,698
Provision for uncollectible receivables	31,982	—	—	—	31,982
Loss on early extinguishment of debt	20,589	—	—	—	20,589
Satellite impairment loss	99,946	—	—	—	99,946
Loss on Galaxy 10R XIPS anomaly	9,090	—	—	—	9,090
Facilities restructuring and severance costs	4,309	—	—	—	4,309
Reversal of sales-type lease liabilities	(3,727)	—	—	—	(3,727)
Gain on disposal of fixed assets	(1,332)				(1,332)
Other non-cash items	(3,668)	(139)	(143)	—	(3,950)
Changes in assets and liabilities:
Collections on investments in sales-type leases	19,035	—	—	—	19,035
Operating leases and other receivables	(13,286)	11,331	(992)	9,113	6,166
Prepaid expenses and other assets	(835,572)	(8,831)	181	840,000	(4,222)
Due from affiliates	4,065	—	89	(4,154)	—
Accounts payable and accrued liabilities	(43,734)	(472)	8,983	(9,113)	(44,336)
Deferred gains and revenues	4,402	(3,193)	—	—	1,209
Due to affiliates	64,973	(4,154)	(64,973)	4,154	—

NET CASH PROVIDED BY OPERATING ACTIVITIES	(679,898)	339	6,610	840,000	167,051

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(108,286)	(22)	(1,250,712)	1,250,712	(108,308)
Insurance proceeds from satellite recoveries	286,915	—	—		286,915
Sale of short-term investments	38,936	—	—	—	38,936
Investment in affiliates	(410,712)	—	—	410,712	—
Net proceeds from sale of fixed assets	1,250,712	—	—	(1,250,712)	—
Acquisitions, net of cash acquired	—	(522)	—	—	(522)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,057,565	(544)	(1,250,712)	410,712	217,021

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(1,443,459)	—	—	—	(1,443,459)
Issuance of new long-term debt	3,512,615	—	840,000	(840,000)	3,512,615
Capitalized transaction costs	(152,064)	—	—	—	(152,064)
New incentive obligations	16,250	—	—	—	16,250
Repayments of incentive obligations	(9,571)	—	—	—	(9,571)
Repurchase of common stock	(2,784,556)	—	—	—	(2,784,556)
Re-issuance of treasury stock	757	—	—	—	757
Capital contributed by affiliate	9,200	—	—	—	9,200
Other equity related transactions	3,384	—	410,712	(410,712)	3,384

NET CASH USED IN FINANCING ACTIVITIES	(847,444)	—	1,250,712	(1,250,712)	(847,444)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	328	—	—	—	328

NET INCREASE IN CASH AND CASH EQUIVALENTS	(469,449)	(205)	6,610	—	(463,044)
CASH AND CASH EQUIVALENTS, BEGINNING OF PERIOD	509,524	342	1,382	—	511,248

CASH AND CASH EQUIVALENTS, END OF PERIOD	$40,075	$137	$7,992	$—	$48,204

9% Senior Notes Due 2014

        Our 9% senior notes due 2014 are unsecured, and are, or will be, as the case may be, unconditionally guaranteed by each of our existing and certain subsequently acquired or organized domestic restricted subsidiaries. In the third and fourth quarters of 2004, we formed new domestic subsidiaries, which own our satellites. These subsidiaries are guarantors of our 9% senior notes due 2014. As a result, we are now required to present consolidating financial information for our company and these domestic restricted subsidiaries within the notes to our condensed consolidated financial statements in accordance with the criteria established for parent companies in the SEC's Regulation S-X, Rule 3-10(f).

        The following condensed consolidating financial information presents the results of operations, financial position and cash flows of PanAmSat Corporation, the Guarantor Subsidiaries (including our newly formed satellite operating companies) and the eliminations necessary to arrive at the information for our company on a consolidated basis as of September 30, 2004 and for the three and nine month periods ended September 30, 2004. The principal elimination entries eliminate investments in subsidiaries and intercompany balances and transactions.

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS)

	PanAmSat Corporation	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Operating leases, satellite services and other	$190,988	$202,885	$5,829	$(196,434)	$203,268
Outright sales and sales-type leases	3,827	—	—	—	3,827

Total revenues	194,815	202,885	5,829	(196,434)	207,095

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	2,224	—	—	—	2,224
Depreciation and amortization	9,370	64,888	64	—	74,322
Direct operating costs (exclusive of depreciation and amortization)	181,387	52,910	786	(196,434)	38,649
Selling, general and administrative expenses	603	19,654	1,252	—	21,509
Facilities restructuring and severance costs	2,080	—	—	—	2,080
Transaction-related costs	154,535	—	—	—	154,535

Total operating costs and expenses	350,199	137,452	2,102	(196,434)	293,319

INCOME (LOSS) FROM OPERATIONS	(155,384)	65,433	3,727	—	(86,224)
INTEREST EXPENSE, NET	48,728	9,048	18	—	57,794

INCOME (LOSS) BEFORE INCOME TAXES	(204,112)	56,385	3,709	—	(144,018)
INCOME TAX EXPENSE (BENEFIT)	(95,137)	27,637	137	—	(67,363)

NET INCOME (LOSS)	$(108,975)	$28,748	$3,572	$—	$(76,655)

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS)

	PanAmSat Corporation	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
REVENUES:
Operating leases, satellite services and other	$559,337	$609,761	$15,443	$(577,376)	$607,165
Outright sales and sales-type leases	12,185	—	—		12,185

Total revenues	571,522	609,761	15,443	(577,376)	619,350

OPERATING COSTS AND EXPENSES:
Cost of outright sales and sales-type leases	2,224	—	—	—	2,224
Depreciation and amortization	29,910	190,780	279	—	220,969
Direct operating costs (exclusive of depreciation and amortization)	536,438	157,425	1,997	(577,376)	118,484
Selling, general and administrative expenses	1,959	81,414	5,441	—	88,814
Satellite impairment loss	—	99,946	—	—	99,946
Facilities restructuring and severance costs	4,508	—	—	—	4,508
Transaction-related costs	155,035	—	—	—	155,035

Total operating costs and expenses	730,074	529,565	7,717	(577,376)	689,980

INCOME (LOSS) FROM OPERATIONS	(158,552)	80,196	7,726	—	(70,630)
INTEREST EXPENSE, NET	113,572	8,918	13	—	122,503

INCOME (LOSS) BEFORE INCOME TAXES	(272,124)	71,278	7,713	—	(193,133)
INCOME TAX EXPENSE (BENEFIT)	(130,026)	34,424	387	—	(95,215)

NET INCOME (LOSS)	$(142,098)	$36,854	$7,326	$—	$(97,918)

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING BALANCE SHEETS
AT SEPTEMBER 30, 2004
(IN THOUSANDS, EXCEPT SHARE DATA)

	PanAmSat Corporation	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
ASSETS
CURRENT ASSETS:
Cash and cash equivalents	$40,075	$137	$7,992	$—	$48,204
Accounts receivable, net	41,169	18,677	2,703	—	62,549
Net investment in sales-type leases	25,634	—	—	—	25,634
Prepaid expenses and other current assets	26,906	11,141	257	(9,113)	29,191
Deferred income taxes	7,048	—	—	—	7,048
Assets held for sale	3,257	—	—	—	3,257

TOTAL CURRENT ASSETS	144,089	29,955	10,952	(9,113)	175,883
SATELLITES AND OTHER PROPERTY AND EQUIPMENT—net	478,827	1,557,128	696	—	2,036,651
NET INVESTMENT IN SALES—TYPE LEASES	90,165	—	—	—	90,165
GOODWILL	2,240,453	5,669	—	—	2,246,122
DEFERRED CHARGES AND OTHER ASSETS	1,166,800	2,271	5,729	(841,039)	333,761
INVESTMENT IN AFFILIATES	1,875,247	—	—	(1,875,247)	—
DUE FROM AFFILIATES	—	1,992,347	—	(1,992,347)	—

TOTAL ASSETS	$5,995,581	$3,587,370	$17,377	$(4,717,746)	$4,882,582

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Accounts payable and accrued liabilities	$64,207	$9,368	$1,462	—	$75,037
Current portion of long-term debt	95,416	—	—	—	95,416
Current portion of satellite incentives	13,218	—	—	—	13,218
Accrued interest payable	17,694	9,113	—	(9,113)	17,694
Deferred gains and revenues	19,570	4,075	—	—	23,645

TOTAL CURRENT LIABILITIES	210,105	22,556	1,462	(9,113)	225,010
LONG-TERM DEBT	3,673,740	840,000	—	(840,000)	3,673,740
DEFERRED INCOME TAXES	31,392	67	—	—	31,459
DEFERRED CREDITS AND OTHER	21,771	267,008	271	(10,096)	278,954
DUE TO AFFILIATES	1,992,347	—	—	(1,992,347)	—

TOTAL LIABILITIES	5,929,355	1,129,631	1,733	(2,851,556)	4,209,163

STOCKHOLDERS' EQUITY:
Common Stock, $0.01 par value	2,384	—	—	—	2,384
Additional paid-in-capital	800,148	1,885,315	(1,013)	(1,866,190)	818,260
Retained earnings	(44,792)	575,842	16,657	—	547,707
Accumulated other comprehensive income	772	—	—	—	772
Other stockholders' equity	—	(3,418)	—	—	(3,418)
Treasury Stock	(692,286)	—	—	—	(692,286)

Total Stockholders' equity	66,226	2,457,739	15,644	(1,866,190)	673,419

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$5,995,581	$3,587,370	$17,377	$(4,717,746)	$4,882,582

PANAMSAT CORPORATION
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS
FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004
(IN THOUSANDS)

	PanAmSat Corporation	Guarantor Subsidiaries	Non- guarantor Subsidiaries	Eliminations	Consolidated
CASH FLOWS PROVIDED BY OPERATING ACTIVITIES:
Net Income (loss)	$(142,098)	$36,854	$7,326	$—	$(97,918)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:					—
Depreciation and amortization	29,910	190,780	279	—	220,969
Deferred income taxes	(130,395)	31,938	—	—	(98,457)
Loss on early extinguishment of debt	20,589	—	—	—	20,589
Amortization of debt issuance costs and other deferred charges	7,698	—	—	—	7,698
Provision for uncollectible receivables	31,982	—	—	—	31,982
Satellite impairment loss	—	99,946	—	—	99,946
Loss on Galaxy 10R XIPS anomaly	9,090	—	—	—	9,090
Facilities restructuring and severance costs	4,309	—	—	—	4,309
Reversal of sales-type lease liabilities	(3,727)	—	—	—	(3,727)
Gain on disposal of fixed assets	(1,332)	—	—	—	(1,332)
Other non-cash items	(3,667)	(139)	(144)	—	(3,950)
Changes in assets and liabilities, net of acquired assets and liabilities:
Collections on investments in sales-type leases	19,035	—		—	19,035
Operating leases and other receivables	(13,286)	11,331	(992)	9,113	6,166
Prepaid expenses and other assets	(835,573)	(8,831)	182	840,000	(4,222)
Due from affiliates	4,065	—	89	(4,154)	—
Accounts payable and accrued liabilities	(43,734)	8,641	(130)	(9,113)	(44,336)
Due to affiliates	362,834	(366,988)	—	4,154	—
Deferred gains and revenues	4,402	(3,193)	—	—	1,209

NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	(679,898)	339	6,610	840,000	167,051

CASH FLOWS FROM INVESTING ACTIVITIES:
Capital expenditures	(108,286)	(1,250,734)	—	1,250,712	(108,308)
Insurance proceeds from satellite recoveries	286,915	—	—	—	286,915
Sale/(Purchase) of short-term investment	38,936	—	—	—	38,936
Investments in affiliates	(712,610)	301,898	—	410,712	—
Sale of fixed assets	1,552,610	(301,898)	—	(1,250,712)	—
Acquisitions, net of cash acquired	—	(522)	—	—	(522)

NET CASH PROVIDED BY (USED IN) INVESTING ACTIVITIES	1,057,565	(1,251,256)	—	410,712	217,021

CASH FLOWS FROM FINANCING ACTIVITIES:
Repayments of long-term debt	(1,443,459)	—	—	—	(1,443,459)
Issuance of new long-term debt	3,512,615	840,000	—	(840,000)	3,512,615
Capitalized transaction costs	(152,064)	—	—	—	(152,064)
New incentive obligations	16,250	—	—	—	16,250
Repurchase of treasury stock	(2,784,556)	—	—	—	(2,784,556)
Re-issuance of treasury shares	757	—	—	—	757
Repayments of incentive obligations	(9,571)	—	—	—	(9,571)
Capital contributed by affiliate	9,200	—	—	—	9,200
Other equity related transactions	3,384	410,712	—	(410,712)	3,384

NET CASH (USED IN) PROVIDED BY FINANCING ACTIVITIES	(847,444)	1,250,712	—	(1,250,712)	(847,444)

EFFECT OF EXCHANGE RATE CHANGES ON CASH	328	—	—	—	328

NET DECREASE IN CASH AND CASH EQUIVALENTS	(469,449)	(205)	6,610	—	(463,044)
CASH AND CASH EQUIVALENTS, beginning of period	509,524	342	1,382	—	511,248

CASH AND CASH EQUIVALENTS, end of period	$40,075	$137	$7,992	$—	$48,204

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Stockholders of
PanAmSat Holding Corporation

        We have audited the accompanying balance sheet of PanAmSat Holding Corporation (the "Company") as of September 22, 2004 (date of initial capitalization). This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

        We conducted our audit in accordance with standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

        In our opinion, such balance sheet presents fairly, in all material respects, the financial position of the Company as of September 22, 2004, in conformity with accounting principles generally accepted in the United States of America.

Stamford, Connecticut
December 20, 2004

PANAMSAT HOLDING CORPORATION
BALANCE SHEET
AS OF SEPTEMBER 22, 2004 (DATE OF INITIAL CAPITALIZATION)

ASSETS:
Cash	$1.00

TOTAL CURRENT ASSETS	1.00

TOTAL ASSETS	$1.00

LIABILITIES AND STOCKHOLDERS' EQUITY:
TOTAL CURRENT LIABILITIES	—

TOTAL LIABILITIES	—

COMMITMENTS AND CONTINGENCIES
STOCKHOLDERS' EQUITY:
Common Stock—$0.01 par value—200,000,000 shares authorized; 117 shares issued and outstanding	1.00

Total Stockholders' Equity	$1.00

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY	$1.00

See accompanying notes to balance sheet

PANAMSAT HOLDING CORPORATION

NOTES TO INITIAL CAPITALIZATION BALANCE SHEET

1.    General

        The accompanying balance sheet includes the accounts of PanAmSat Holding Corporation (the "Company"). The Company is a recently formed Delaware corporation that was formed on September 22, 2004 that is owned by KKR, Carlyle and Providence and certain members of management and board of directors. The initial capitalization of PanAmSat Holding Corporation was in the amount of $1.00. The Company does not have, apart from its ownership of PanAmSat Corporation, any independent operations.

2.    Subsequent Events

        On October 8, 2004 the stockholders of the Company contributed all of the PanAmSat Corporation common stock held by them to the Company in exchange for a pro rata share of the Company's common stock. In addition, options and all other equity rights for PanAmSat Corporation's common stock were converted to similar rights for the Company's common stock. As a result, PanAmSat Corporation became a wholly-owned subsidiary of the Company.

        On October 19, 2004, the Company issued $416 million aggregate principal amount at maturity of 10 3/8% senior discount notes due 2014 and used the net proceeds of approximately $246.0 million to pay a dividend to the Company's existing stockholders.

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PanAmSat.

PROSPECTUS

                               , 2005

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 13. OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

        The actual and estimated expenses in connection with this offering, all of which will be borne by us are as follows:

SEC Registration Fee		$131,824.00
Printing and Engraving Expenses
Legal Fees
Accounting Fees
NYSE or NASDAQ Listing Fees
NASD Filing Fee		$75,500.00
Miscellaneous

Total	$

ITEM 14. INDEMNIFICATION OF DIRECTORS AND OFFICERS

        PanAmSat Holding Corporation (the "Registrant") is a Delaware corporation. Section 145 of the Delaware General Corporation Law (the "DGCL") grants each corporation organized thereunder the power to indemnify any person who is or was a director, officer, employee or agent of a corporation or enterprise, against expenses, including attorneys' fees, judgments, fines and amounts paid in settlement actually and reasonably incurred by him in connection with any threatened, pending or completed action, suit or proceeding, whether civil, criminal, administrative or investigative, other than an action by or in the right of the corporation, by reason of being or having been in any such capacity, if he acted in good faith in a manner reasonably believed to be in or not opposed to the best interests of the corporation, and, with respect to any criminal action or proceeding, had no reasonable cause to believe his conduct was unlawful.

        Section 102(b)(7) of the DGCL enables a corporation in its certificate of incorporation or an amendment thereto to eliminate or limit the personal liability of a director to the corporation or its stockholders for monetary damages for violations or the directors' fiduciary duty of care, except (i) for any breach of the director's duty of loyalty to the corporation or its stockholders, (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, (iii) pursuant to Section 174 of the DGCL (providing for liability of directors for unlawful payment of dividends or unlawful stock purchases or redemptions) or (iv) for any transaction from which a director derived an improper personal benefit.

        Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation (filed as Exhibit 3.1) provides that except as otherwise provided by the DGCL, no director of the Registrant shall be personally liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director.

        In addition, Article EIGHTH of the Registrant's Amended and Restated Certificate of Incorporation provides that to the fullest extent permitted by the DGCL, the Registrant shall indemnify any party subject to any threatened, pending or completed action, by reason of the fact that he or she is or was, or had agreed to become or is alleged to have been, a director or officer of the Registrant or in a similar capacity for any affiliate of the Registrant, all expenses (including court costs and attorneys' fees) and amounts paid in settlement actually and reasonably incurred by him or on his or her behalf and all judgments, damages, fines, penalties and other liabilities actually sustained by him or her in connection with such action, suit or proceeding and any appeal therefrom. However, the Registrant's

Certificate of Incorporation provides that no indemnification shall be made in respect of any claim, issue or matter as to which such person shall have been adjudged to be liable to the Registrant, unless, and only to the extent that, such person is fairly and reasonably entitled to indemnity, as the court deems proper. The Registrant shall, in advance of the final disposition of the matter, pay or promptly reimburse any expenses reasonably incurred in investigating and defending or responding to any action, suit, proceeding or investigation. The Certificate of Incorporation further provides that the right to indemnification is a contractual obligation of the Registrant in respect of acts or omissions occurring or alleged to have occurred while the individual was an officer or director and shall inure to the benefit of his or her estate, heirs, executors and administrators.

ITEM 15. RECENT SALES OF UNREGISTERED SECURITIES

        On October 19, 2004, the Registrant sold $416 million aggregate principal amount at maturity of 10 3/8% senior discount notes due 2014 to Citigroup Global Markets Inc. as initial purchaser for aggregate net proceeds of approximately $245 million. The sale of the senior discount notes was exempt from the registration requirements of the Securities Act, in reliance on Rule 144A and Regulation S. On December 10, 2004, the Registrant filed with the SEC a registration statement on Form S-4 relating to the Registrant's offer to exchange all outstanding senior discount notes for registered senior discount notes. The Registrant will not receive any proceeds from the exchange offer.

ITEM 16. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

  (a)
  Exhibit Index

        A list of exhibits filed with this registration statement on Form S-1 is set forth on the Exhibit Index and is incorporated in this Item 16(a) by reference.

  (b)
  Financial Statement Schedule

PANAMSAT CORPORATION
SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS

Description	Balance at Beginning of Year	Additions Charged to Costs and Expenses	Additions Charged to Other Accounts	Deductions	Balance at End of Year
	(Dollars in millions)
For the Year Ended December 31, 2003
Allowances Deducted from Assets:
Accounts receivable (for doubtful receivables)	$8.7	$—	$—	$(2.4) (a)	$6.3
Net investment in sales-type leases (for doubtful receivables)	10.7	—	—	(1.8)	8.9
Long-term receivables (for doubtful receivables)	3.6	1.2	0.5	(0.3)	5.0

Total Allowances Deducted from Assets	$23.0	$1.2	$0.5	$(4.5)	$20.2

For the Year Ended December 31, 2002
Allowances Deducted from Assets:
Accounts receivable (for doubtful receivables)	$15.0	$4.0	$—	$(10.3) (a)	$8.7
Net investment in sales-type leases (for doubtful receivables)	5.7	5.0	—	—	10.7
Long-term receivables (for doubtful receivables)	—	3.6	—	—	3.6

Total Allowances Deducted from Assets	$20.7	$12.6	$—	$(10.3)	$23.0

For the Year Ended December 31, 2001
Allowances Deducted from Assets:
Accounts receivable (for doubtful receivables)	$8.0	$15.3	$—	$(8.3) (a)	$15.0
Net investment in sales-type leases (for doubtful receivables)	10.3	—	—	(4.6) (a)	5.7
Long-term receivables (for doubtful receivables)	—	—	—	—	—

Total Allowances Deducted from Assets	$18.3	$15.3	$—	$(12.9)	$20.7

(a)
Primarily relates to accounts written-off and recoveries.

Reference should be made to the Notes to the Consolidated Financial Statements.

ITEM 17. UNDERTAKINGS

        Insofar as indemnification for liabilities arising under the Securities Act may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrants have been advised that in the opinion of the SEC such indemnification is against public policy as expressed in the Securities Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

        (1)   The undersigned registrant hereby undertakes to provide to the underwriter at the closing specified in the underwriting agreements, certificates in such denominations and registered in such names as required by the underwriter to permit prompt delivery to each purchaser.

        (2)   For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act shall be deemed to be part of this registration statement as of the time it was declared effective.

        (3)   For purposes of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offering therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

SIGNATURES

        Pursuant to the requirements of the Securities Act of 1933, the Registrant has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the Town of Wilton, State of Connecticut, on the 20th day of December, 2004.

PANAMSAT HOLDING CORPORATION
By:	/s/ JAMES W. CUMINALE Name: James W. Cuminale Title: Executive Vice President Corporate Development, General Counsel and Secretary

POWER OF ATTORNEY

        We, the undersigned directors and officers of PanAmSat Holding Corporation, do hereby constitute and appoint James W. Cuminale and Michael J. Inglese, or any of them, our true and lawful attorneys and agents, to do any and all acts and things in our name and on our behalf in our capacities as directors and officers and to execute any and all instruments for us and in our names in the capacities indicated below, which said attorneys and agents, or either of them, may deem necessary or advisable to enable said registrant to comply with the Securities Act of 1933 and any rules, regulations and requirements of the Securities and Exchange Commission, in connection with this Registration Statement, including specifically, but without limitation, power and authority to sign for us or any of us in our names in the capacities indicated below, any and all amendments (including post-effective amendments and any related registration statement pursuant to Rule 462(b) under the Securities Act of 1933) hereto and we do hereby ratify and confirm all that said attorneys and agents, or any of them, shall do or cause to be done by virtue hereof.

        Pursuant to the requirements of the Securities Act of 1933, this Registration Statement and power of attorney have been signed by the following persons in the capacities indicated on the 20th day of December, 2004.

Signatures	Capacity

/s/ JOSEPH R. WRIGHT, JR. Joseph R. Wright, Jr.	President, Chief Executive Officer and Director (Principal Executive Officer)
/s/ MICHAEL J. INGLESE Michael J. Inglese	Executive Vice President and Chief Financial Officer (Principal Financial and Accounting Officer)
/s/ JAMES B. FROWNFELTER James B. Frownfelter	Executive Vice President and Chief Operating Officer
/s/ JOSEPH Y. BAE Joseph Y. Bae	Director

/s/ MICHAEL J. CONNELLY Michael J. Connelly	Director
/s/ MICHAEL J. DOMINGUEZ Michael J. Dominguez	Director
/s/ GEORGE M.C. FISHER George M.C. Fisher	Director
/s/ R.C. JOHNSTONE, JR. R.C. Johnstone, Jr.	Director
/s/ ALEXANDER NAVAB Alexander Navab	Director
/s/ BRUCE E. ROSENBLUM Bruce E. Rosenblum	Director
/s/ PAUL J. SALEM Paul J. Salem	Director

EXHIBIT INDEX

Exhibit Number	Exhibit Description
1.1*	Form of Underwriting Agreement
2.1	Transaction Agreement, dated as of April 20, 2004, among Constellation, LLC, PanAmSat Corporation, The DIRECTV Group, Inc., and PAS Merger Sub, Inc., incorporated herein by reference to exhibit 10.86 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended March 31, 2004
2.2
Letter Agreement, dated as of August 12, 2004, between The DIRECTV Group, Inc., and Constellation, LLC, and acknowledged by PanAmSat Corporation, incorporated herein by reference to Exhibit 99(D)(3) of PanAmSat Corporation's amended transaction report on Schedule 13E-3/A filed on August 12, 2004
2.3	Letter Agreement, dated August 20, 2004, between PanAmSat Corporation and Hughes Network Systems, Inc., incorporated herein by reference to Exhibit 2.3 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
3.1*	Amended and Restated Certificate of Incorporation of PanAmSat Holding Corporation
3.2	By-Laws of PanAmSat Holding Corporation, incorporated herein by reference to Exhibit 3.2 of PanAmSat Holding Corporation's Registration Statement on Form S-4 as filed on December 17, 2004, registration number 333-121423
4.1*	Form of Certificate of Common Stock
4.2	Indenture, dated October 19, 2004, between PanAmSat Holding Corporation and The Bank of New York, as trustee, incorporated herein by reference to Exhibit 4.2 of PanAmSat Holding Corporation's Registration Statement on Form S-4 as filed on December 17, 2004, registration number 333-121423
4.3	Exchange and Registration Rights Agreement, dated October 19, 2004, between PanAmSat Holding Corporation and Citigroup Global Markets Inc., as purchaser, incorporated herein by reference to Exhibit 4.3 of PanAmSat Holding Corporation's Registration Statement on Form S-4 as filed on December 17, 2004, registration number 333-121423
4.4	Indenture, dated August 20, 2004, among PanAmSat Corporation, the Guarantors named therein and The Bank of New York, as trustee, incorporated herein by reference to Exhibit 4.1 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
4.5	Exchange and Registration Rights Agreement, dated August 20, 2004, by and among PanAmSat Corporation, the Guarantors named therein and Credit Suisse First Boston LLC and Citigroup Global Markets Inc., as representatives of the several purchasers named therein, incorporated herein by reference to Exhibit 4.2 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
5.1*	Opinion of Simpson Thacher & Bartlett LLP
10.1	Credit Agreement dated as of August 20, 2004, among PanAmSat Corporation, the lending institutions from time to time parties thereto, Citicorp USA, Inc., as Administrative Agent, Citigroup Global Markets Inc., as Joint Lead Arranger and Joint Bookrunner, Credit Suisse First Boston, acting through its Cayman Islands branch, as Joint Lead Arranger, Joint Bookrunner and Syndication Agent, and Bear, Stearns & Co. Inc., Lehman Brothers Inc. and Bank of America, N.A., as Co-Documentation Agents, incorporated herein by reference to Exhibit 10.1 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004.

10.2	Amended and Restated 2004 Stock Option Plan for Key Employees of PanAmSat Corporation and Its Subsidiaries approved by the stockholders of PanAmSat Holding Corporation on October 14, 2004 incorporated herein by reference to Exhibit 10.2 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.3	Employment Agreement, dated as of August 20, 2004, by and between PanAmSat Corporation and James B. Frownfelter, incorporated herein by reference to Exhibit 10.3 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.4	Employment Agreement, dated as of August 20, 2004, by and between PanAmSat Corporation and Joseph R. Wright, Jr., incorporated herein by reference to Exhibit 10.4 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.5	Form of Executive Change in Control Severance Agreement, incorporated herein by reference to Exhibit 10.83 of PanAmSat Corporation's Quarterly Report for the period ended March 31, 2002.
10.6	Form of Amended and Restated Stock Option Agreement, initially dated August 20, 2004 and amended and restated as of October 29, 2004, incorporated herein by reference to Exhibit 10.6 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.7	Amended and Restated Registration Rights Agreement, initially dated as of August 20, 2004 and amended and restated as of October 14, 2004, among PanAmSat Holding Corporation, Constellation, LLC, Carlyle PanAmSat I, L.L.C., Carlyle PanAmSat II, L.L.C., PEP PAS, LLC and PEOP PAS, LLC, incorporated herein by reference to Exhibit 10.7 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.8	Amended and Restated Stockholders Agreement of PanAmSat Holding Corporation, dated as of August 20, 2004 and amended and restated as of October 14, 2004, among PanAmSat Holding Corporation, PanAmSat Corporation, Constellation, LLC, Carlyle PanAmSat I, LLC, Carlyle PanAmSat II, LLC, PEP PAS, LLC, PEOP PAS, LLC, Carlyle Partners III-Telecommunications, L.P., Providence Equity Partners IV, L.P. and KKR Millennium Fund L.P., incorporated herein by reference to Exhibit 10.8 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.9	Form of Amended and Restated Management Stockholder's Agreement, initially dated August 20, 2004 and amended and restated as of October 29, 2004, incorporated herein by reference to Exhibit 10.9 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.10	Form of Amended and Restated Sale Participation Agreement, initially dated August 20, 2004 and amended and restated as of October 29, 2004, incorporated herein by reference to Exhibit 10.10 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.11	Form of Rollover Agreement, dated August 20, 2004, incorporated herein by reference to exhibit 10.10 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004

10.12	Management Services Letter from Kohlberg Kravis Roberts & Co. L.P. to PanAmSat Corporation, dated August 20, 2004, incorporated herein by reference to Exhibit 10.11 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.13	Management Services Letter from TC Group, L.L.C. to PanAmSat Corporation, dated August 20, 2004, incorporated herein by reference to Exhibit 10.12 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.14	Management Services Letter from Providence Equity Partners IV Inc. to PanAmSat Corporation, dated August 20, 2004, incorporated herein by reference to Exhibit 10.13 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.15	Amendment to the PanAmSat Corporation 1999 Non-Employee Directors Compensation Deferral Plan, incorporated herein by reference to Exhibit 10.14 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.16	Amendment No. 1 to the PanAmSat Corporation Supplemental Savings Plan, incorporated herein by reference to Exhibit 10.15 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.17	Amendment No. 1 to the PanAmSat Corporation Deferred Compensation Plan, incorporated herein by reference to Exhibit 10.16 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.18	Amendment to the PanAmSat Corporation Annual Incentive Plan, incorporated herein by reference to Exhibit 10.17 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.19	Letter Agreement between PanAmSat Corporation and James Cuminale, dated August 20, 2004, incorporated herein by reference to Exhibit 10.18 of PanAmSat Corporation's Quarterly Report on Form 10-Q for the period ended September 30, 2004
10.20	Letter Agreement between PanAmSat Corporation and Michael Inglese, dated August 20, 2004, incorporated herein by reference to Exhibit 10.19 of PanAmSat Corporation's Amended Quarterly Report on Form 10-Q/A for the period ended September 30, 2004
10.21	Director Compensation Term Sheet between George M. Fisher and PanAmSat Corporation, incorporated herein by reference to Exhibit 10.21 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.22	Summary Non-Employee Director Compensation Arrangements (Except with respect to our Chairman of the Board), incorporated herein by reference to Exhibit 10.22 of PanAmSat Corporation's Registration Statement on Form S-4 as filed on November 19, 2004, registration number 333-120641
10.23	Fourth Amended and Restated PanAmSat Holding Corporation and Subsidiaries Long-Term Stock Incentive Plan Established in 1997, initially adopted by the stockholders of PanAmSat Corporation on May 4, 1998 and assumed by PanAmSat Holding Corporation on October 14, 2004, incorporated by reference to Exhibit 10.23 of PanAmSat Holding Corporation's Registration Statement on Form S-4 as filed on December 17, 2004, registration number 333-121423.
11.1*	Statement regarding computation of per share earnings
21.1	List of Subsidiaries of PanAmSat Holding Corporation, incorporated herein by reference to Exhibit 21.1 of PanAmSat Holding Corporation's Registration Statement on Form S-4 as filed on December 17, 2004, registration number 333-121423

23.1	Consent of Deloitte & Touche LLP (PanAmSat Corporation)
23.2	Consent of Deloitte & Touche LLP (PanAmSat Holding Corporation)
23.3*	Consent of Simpson Thacher & Bartlett LLP (included as part of its opinion filed as Exhibit 5.1 hereto)
24.1	Powers of Attorney (included on signature pages hereto)

*
To be filed by amendment.

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SPECIAL NOTE REGARDING FORWARD-LOOKING STATEMENTS
INDUSTRY AND MARKET DATA
AVAILABLE INFORMATION
SUMMARY
PanAmSat Holding Corporation
Risks Relating to Our Business Strategy
The Transactions
Our Sponsors
Ownership and Corporate Structure
The Offering
Risk Factors
Summary Historical and Pro Forma Consolidated Financial, Operating and Other Data
RISK FACTORS
Risks Relating to Our Dividend Policy
Risks Relating to Our Business
Risks Relating to Our Industry
USE OF PROCEEDS
DIVIDEND POLICY AND RESTRICTIONS
CAPITALIZATION
DILUTION
UNAUDITED PRO FORMA CONDENSED CONSOLIDATED FINANCIAL INFORMATION
PANAMSAT HOLDING CORPORATION Unaudited Pro Forma Condensed Consolidated Balance Sheet (In thousands)
PANAMSAT HOLDING CORPORATION Unaudited Pro Forma Condensed Consolidated Statement of Income (In thousands, except per share data)
PANAMSAT HOLDING CORPORATION Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income (In thousands)
PANAMSAT HOLDING CORPORATION Unaudited Pro Forma Condensed Consolidated Statement of Income (In thousands, except per share data)
PANAMSAT HOLDING CORPORATION Notes to Unaudited Pro Forma Condensed Consolidated Statement of Income (In thousands)
SELECTED HISTORICAL CONSOLIDATED FINANCIAL, OPERATING AND OTHER DATA
MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS
FSS Revenue by Service-Type
FSS Revenues by Service Type
FSS Revenues by Service Type
BUSINESS
MANAGEMENT
PRINCIPAL STOCKHOLDERS
THE TRANSACTIONS
CERTAIN RELATIONSHIPS AND RELATED PARTY TRANSACTIONS
DESCRIPTION OF INDEBTEDNESS
DESCRIPTION OF CAPITAL STOCK
SHARES AVAILABLE FOR FUTURE SALE
MATERIAL UNITED STATES FEDERAL INCOME TAX CONSEQUENCES
UNDERWRITING
LEGAL MATTERS
EXPERTS
INDEX TO CONSOLIDATED FINANCIAL STATEMENTS
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PANAMSAT CORPORATION CONSOLIDATED STATEMENTS OF INCOME FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (In thousands)
PANAMSAT CORPORATION CONSOLIDATED BALANCE SHEETS AT DECEMBER 31, 2002 AND 2003 (In thousands)
PANAMSAT CORPORATION CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY AND COMPREHENSIVE INCOME (LOSS) FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (In thousands, except share data)
PANAMSAT CORPORATION CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2001, 2002 AND 2003 (In thousands)
PANAMSAT CORPORATION NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2001
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2002
CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS FOR THE YEAR ENDED DECEMBER 31, 2003
CONDENSED CONSOLIDATING BALANCE SHEETS AT DECEMBER 31, 2002
CONDENSED CONSOLIDATING BALANCE SHEETS AT DECEMBER 31, 2003
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2001
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2002
CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE YEAR ENDED DECEMBER 31, 2003
PANAMSAT CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004 (IN THOUSANDS)
PANAMSAT CORPORATION CONDENSED CONSOLIDATED BALANCE SHEETS (IN THOUSANDS, EXCEPT SHARE DATA)
PANAMSAT CORPORATION CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS (UNAUDITED) FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2003 AND 2004 (IN THOUSANDS)
PANAMSAT CORPORATION NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
PANAMSAT CORPORATION CONDENSED CONSOLIDATING STATEMENTS OF OPERATIONS FOR THE THREE MONTHS ENDED SEPTEMBER 30, 2004 (IN THOUSANDS)
PANAMSAT CORPORATION CONDENSED CONSOLIDATING BALANCE SHEETS AT SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT SHARE DATA)
PANAMSAT HOLDING CORPORATION CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (IN THOUSANDS)
PANAMSAT CORPORATION CONDENSED CONSOLIDATING BALANCE SHEETS AT SEPTEMBER 30, 2004 (IN THOUSANDS, EXCEPT SHARE DATA)
PANAMSAT CORPORATION CONDENSED CONSOLIDATING STATEMENTS OF CASH FLOWS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2004 (IN THOUSANDS)
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
PANAMSAT HOLDING CORPORATION BALANCE SHEET AS OF SEPTEMBER 22, 2004 (DATE OF INITIAL CAPITALIZATION)
PANAMSAT HOLDING CORPORATION NOTES TO INITIAL CAPITALIZATION BALANCE SHEET
PART II INFORMATION NOT REQUIRED IN PROSPECTUS
PANAMSAT CORPORATION SCHEDULE II—VALUATION AND QUALIFYING ACCOUNTS
SIGNATURES
POWER OF ATTORNEY
EXHIBIT INDEX